2025 Annual and Special Meeting of Shareholders

Letter from the Chair

Dear Fellow Shareholders,

Since we began Equinox Gold Corp. just over seven years ago, our mission has been to build a large, diversified gold producer with more than one million ounces of annual gold production and as large a gold reserve and resource base as possible. The attainment of this mission will deliver to shareholders a company with massive leverage to higher gold prices on both our income statement (the cash flow from gold production) and our balance sheet (the gold in reserves and resources).

Equinox Gold has achieved much of its original mission, building and acquiring new mines to become a diversified gold producer with production targeted at 635,000 to 750,000 ounces of gold in 2025. The combination of Equinox Gold and Calibre Mining Corp. will both accelerate and enhance achievement of our mission. Adding Equinox Gold's 2025 production from our new Greenstone mine in Canada and our other mines in California, Mexico and Brazil to Calibre's 2025 gold production from Nicaragua and its new Valentine gold mine in Canada could yield more than one million ounces of 2025 gold production from the combined company and a large gold endowment with 23 million ounces of gold reserves and an additional 22 million ounces of gold resources. These numbers will increase further in 2026 and beyond as the combined company advances its pipeline of growth projects in the Americas.

The most significant rationale for this combination is the value of combining two large new Canadian gold mines, Greenstone and Valentine, at the start of their long, low-cost productive lives. Each has excellent exploration and expansion potential and I'm confident each will continue producing low-cost gold for decades. Upon completion of the merger, the combined company will be the second largest producer of gold from Canada at a time when Canadian gold mines realize superior market valuations. In addition, the combined company will leave the crowded mid-tier gold producer peer group and enter the select and better-valued group of major global gold producers, which should also result in better valuation.

The merger of Equinox and Calibre will also lower our consolidated all-in sustaining costs, increase our financial horsepower, improve the depth and strength of our management team, and accelerate our ability to repay debt, initiate a dividend and potentially execute a share buy-back program. Both Equinox Gold and Calibre have invested heavily in growth capital in recent years. With the enhanced cash generation capacity of the combined company, I look forward to self-funding our future growth and providing significant capital returns to our shareholders.

I hope you will join me in supporting the merger of Equinox Gold and Calibre and stay with us as we enter the global stage as a major Americas-focused gold producer.

"Ross Beaty"

Chair
March 21, 2025

i

2025 Annual and Special Meeting of Shareholders

Letter from the Chief Executive Officer

Dear Fellow Shareholders,

Equinox Gold accomplished some major milestones during 2024, including pouring first gold from Greenstone on schedule in May, achieving commercial production in early November, and producing more than 111,700 ounces in Greenstone's first, partial year of operations. Further, our consolidation of 100% ownership of Greenstone established Equinox Gold as one of Canada's largest gold producers, and we sold a record 623,579 ounces of gold into strong gold prices, driving record financial performance across a number of metrics.

We achieved these record results while managing the complexities of operating a multi-mine portfolio, including a geotechnical event at Aurizona, lower-than-expected recoveries at Santa Luz, and a slower-than-anticipated ramp-up at Greenstone. Tragically, we experienced a fatality during the year, underscoring the importance of our commitment to safety and the need for constant vigilance to ensure every team member returns home safely at the end of each shift.

Our focus for 2025 is ramping Greenstone up to capacity and maintaining our cost-control mindset across the portfolio to crystallize high margins and maximize cash flow in this strong gold price environment. Increased cash flow will allow us to rapidly pay down debt, strengthening our financial position for the long term and allowing us to consider opportunities to return capital to shareholders, which has been a long-term goal since we started the company.

Merging with Calibre will accelerate these objectives, providing an immediate increase to production and cash flow and bringing significant growth opportunities from Valentine and the other assets in Calibre's portfolio. This transaction is a rare opportunity to combine two companies that are aligned in assets, teams and culture. We believe the combined company will create more value for shareholders than either company could do alone.

On behalf of the board of directors and management of Equinox Gold, I urge shareholders to review the information provided in the accompanying management information circular and in my letter below, and vote their shares in favour of the transaction.

Annual and Special Meeting of Shareholders

The annual and special meeting (Meeting) of the holders (Equinox Gold Shareholders) of common shares of Equinox Gold (Equinox Gold Shares) is scheduled to be held in person at 1133 Melville Street, Suite 200, Vancouver, British Columbia, Canada on April 24, 2025 at 1:30 p.m. (Vancouver Time).

Registered Equinox Gold Shareholders and duly appointed proxyholders can attend the Meeting in person where they can participate, vote and ask questions.

The management information circular (Circular) and notice of annual and special meeting of Equinox Gold Shareholders (Notice of Meeting) contain important information about how to vote at the Meeting and the business to be considered at the Meeting. Equinox Gold Shareholders are urged to read this information carefully and, if they require assistance, to consult their tax, financial, legal and other professional advisors.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the meeting via live webcast at https://www.equinoxgold.com/shareholder-events/, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

2025 Annual and Special Meeting of Shareholders

The Arrangement

On February 23, 2025, Equinox Gold entered into an arrangement agreement (as amended) (Arrangement Agreement) with Calibre Mining Corp. (Calibre) whereby, subject to the terms and conditions of the Arrangement Agreement, Equinox Gold will acquire all of the issued and outstanding common shares of Calibre (Calibre Shares) on the basis of 0.31 of an Equinox Gold Share for each Calibre Share outstanding, pursuant to a statutory plan of arrangement (Arrangement) under the Business Corporations Act (British Columbia). Immediately following completion of the Arrangement, Calibre will become a wholly-owned subsidiary of Equinox Gold and, following the issuance of Equinox Gold Shares in exchange for Calibre Shares at the Effective Time (as defined in the Circular), it is anticipated that current Equinox Gold Shareholders and former holders of Calibre Shares (Calibre Shareholders) will own approximately 63% and 37% of Post-Arrangement Equinox Gold (as defined in the Circular), respectively.

Reasons for the Arrangement

Combining Equinox Gold and Calibre will create:

  A major diversified gold producer in the Americas. Potential for more than 1.2 million ounces of annual gold production from a portfolio of mines in five countries, anchored by two large Canadian gold mines.1

  The second largest producer of gold from Canada. Greenstone Gold Mine and Valentine Gold Mine, two new long-life, low-cost, open-pit gold mines, are expected to produce collectively approximately 590,000 ounces of gold per year when operating at capacity.2

  Substantial free cash flow. Immediate increase in production at record high gold prices drives superior free cash flow and accelerates the ability of Post-Arrangement Equinox Gold to deleverage.

  Exceptional growth profile. Additional production growth from the ramp up of Valentine Gold Mine and a pipeline of development and expansion projects.

  Significant re-rate potential based on valuation of peers. Greater scale, lower risk, near-term production growth, and superior free cash flow relative to peers, providing significant revaluation potential.

  An industry-leading team. Proven track record of shareholder value creation led by Ross Beaty, Blayne Johnson and Doug Forster, who will all serve on the Board of Directors of Post-Arrangement Equinox Gold.

  Increased market capitalization. Post-Arrangement Equinox Gold will have a market capitalization of approximately C$7.7 billion (on a non-diluted basis, based on the closing prices of Equinox Gold Shares and Calibre Shares on the Toronto Stock Exchange (TSX) on February 21, 2025, the last trading day prior to the announcement of the Arrangement). The Equinox Gold board of directors (Equinox Gold Board) anticipates that the Arrangement will elevate Post-Arrangement Equinox Gold within its peer group as the result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to institutional shareholders, increased index inclusion, expanded research coverage and improved trading liquidity.

  Participation by both companies' shareholders in the combined operations and growth projects. Through ownership of Equinox Gold Shares, both companies' shareholders will continue to participate in the opportunities associated with Post-Arrangement Equinox Gold's operating assets and growth properties, and will benefit from a lower cost of capital and lower risk profile for the business. Following completion of the Arrangement, assuming that: (i) there are no Dissenting Shareholders (as defined in the Circular); (ii) prior to the Effective Date, no Equinox Gold Shares are issued pursuant to any outstanding Equinox Gold Options (as defined in the Circular) or other entitlements or rights to acquire Equinox Gold Shares; and (iii) no Equinox Gold Shares are issued at the Effective Time upon conversion or exercise of outstanding Calibre Convertible Securities (as defined in the Circular), existing Equinox Gold Shareholders will hold approximately 63% and former Calibre Shareholders will own approximately 37% of the issued and outstanding Equinox Gold Shares (on a non-diluted basis).

____________________________________________
1 Mid-point of Equinox Gold and Calibre 2025 guidance plus 65,000 ounces with Greenstone at capacity and 200,000 ounces with Valentine at capacity. Does not include any production from Equinox Gold's Los Filos mine or either company's expansion projects.

2 Average annual production based on the most recent technical reports for each project. See Equinox Gold's website for a copy of the Greenstone technical report and Calibre's website for a copy of the Valentine technical report.

2025 Annual and Special Meeting of Shareholders

  Support of directors and officers of Equinox Gold and Calibre. The Arrangement is supported by each of the directors and senior officers of Equinox Gold, who collectively hold 28,221,548 Equinox Gold Shares or approximately 6.2% of the issued and outstanding Equinox Gold Shares as at the record date of March 18, 2025 (Record Date) and have agreed to vote such Equinox Gold Shares in favour of the Share Issuance Resolution. In addition, each of the directors and executive officers of Calibre who own Calibre Shares, who collectively hold 18,871,321 Calibre Shares or approximately 2.2% of the issued and outstanding Calibre Shares as of the Record Date, have agreed to vote such Calibre Shares in favour of the Arrangement at a special meeting of Calibre Securityholders. See "Voting Support Agreements".

  Fairness opinion. The Equinox Gold Board considered the fairness opinion provided by BMO Capital Markets (as defined in the Circular) to the effect that, as of February 23, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio (as defined in the Circular) pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. See "Background to the Arrangement & Recommendations - Financial Advisors - BMO Fairness Opinion".

Shareholder Vote

Share Issuance Resolution

At the Meeting, Equinox Gold Shareholders will be asked to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (Share Issuance Resolution), the full text of which is attached as "Schedule "A" - Share Issuance Resolution" to this Circular, authorizing and approving the issuance of up to 296,838,303 Equinox Gold Shares pursuant to the Arrangement, consisting of: (i) Equinox Gold Shares to be issued to Calibre Shareholders (other than Calibre Shareholders validly exercising dissent rights) in exchange for their Calibre Shares; (ii) Equinox Gold Shares may be issuable on the exercise or conversion of Replacement Options (as defined in the Circular) and Calibre Convertible Securities in certain circumstances; and (iii) the issuance of Equinox Gold Shares for any other matters contemplated by or related to the Arrangement, as more particularly described in the Circular. To be effective, the Share Issuance Resolution must be approved at the Meeting by a simple majority of the votes cast on the Share Issuance Resolution by the Equinox Gold Shareholders present in person or represented by proxy at the Meeting.

Annual Meeting Matters

At the Meeting, Equinox Gold Shareholders will receive the audited consolidated financial statements of Equinox Gold as at and for the years ended December 31, 2024 and 2023, together with the report of the auditor thereon and will be asked to vote to: (i) set the size of the Equinox Gold Board; (ii) elect Director Nominees (as defined in the Circular); (iii) appoint Equinox Gold's auditor for 2025; (iv) approve the restricted share unit plan amendment; and (v) approve a non-binding advisory resolution on executive compensation (items (i) to (v) being, collectively, the Equinox Gold Annual Resolutions). Details regarding the matters to be considered at the Meeting are provided under the heading "Business of the Meeting".

Recommendations

The Equinox Gold Board, after careful consideration, including a thorough review of the Arrangement Agreement and the advice of its financial and legal advisors, including the fairness opinion of BMO Capital Markets, in addition to considering other matters, each as described in the Circular, has unanimously determined that the Arrangement is in the best interests of Equinox Gold and unanimously recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution and each of the Equinox Gold Annual Resolutions. The determination of the Equinox Gold Board is based on various factors described more fully under the heading "Background to the Arrangement & Recommendations - Reasons for the Arrangement" and elsewhere in the Circular.

2025 Annual and Special Meeting of Shareholders

Vote your Equinox Gold Shares today IN FAVOUR OF the Share Issuance Resolution and the Equinox Gold Annual Resolutions

Your vote is important regardless of how many Equinox Gold Shares you own. Equinox Gold Shareholders are strongly encouraged to submit their votes in advance of the Meeting over the internet, by telephone, or by mailing in a completed form of proxy or voting instruction form (VIF), as applicable. To be effective, the enclosed form of proxy must be received by Equinox Gold's proxy agent, Computershare Investor Services Inc., not later than 1:30 p.m. (Vancouver Time) on April 22, 2025, or not later than 48 hours (excluding Saturdays, Sundays or holidays) before the time of the Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.

If you hold your Equinox Gold Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by such intermediary to ensure your vote is counted at the Meeting.

Conditions

Subject to obtaining the requisite approvals of the Equinox Gold Shareholders, the Calibre Securityholders (as defined in the Circular) and the Supreme Court of British Columbia, it is anticipated that the Arrangement will be completed as soon as practicable following: (i) receipt of the Canadian Competition Approval (as defined in the Circular); (ii) receipt of the COFECE Approval (as defined in the Circular); (iii) receipt of TSX approval for the Arrangement; and (iv) satisfaction or waiver of all other conditions precedent to the Arrangement. The final order of the Supreme Court of British Columbia is expected to be obtained on April 29, 2025 and other approvals by the end of the third quarter of 2025.

Shareholder Questions

If you have any questions before the Meeting about Equinox Gold, the Meeting Materials (as defined in the Circular) or the voting process, please contact us by submitting a question using the form on our dedicated Meeting site at https://www.equinoxgold.com/investors/agm-contact/. You can also obtain further information about the matters to come before the Meeting or the information contained in the Notice of Meeting or the Circular by calling Computershare at
1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

On behalf of Equinox Gold, we thank all Equinox Gold Shareholders for their continuing support.

"Greg Smith"

President, Chief Executive Officer and Director

March 21, 2025

v

2025 Annual and Special Meeting of Shareholders

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MEETING INFORMATION

When Thursday, April 24, 2025 1:30 p.m. (Vancouver Time)	Where 1133 Melville Street, Suite 200 Vancouver, British Columbia, Canada

NOTICE IS HEREBY GIVEN that the annual and special meeting (Meeting) of the holders (Equinox Gold Shareholders) of common shares (Equinox Gold Shares) in the capital of Equinox Gold Corp. (Company or Equinox Gold) is scheduled to be held in person at 1133 Melville Street, Suite 200, Vancouver, British Columbia, Canada on April 24, 2025 at 1:30 p.m. (Vancouver Time), where Equinox Gold Shareholders will be asked:

1. To consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (Share Issuance Resolution) authorizing and approving the issuance of up to 296,838,303 Equinox Gold Shares in connection with the proposed acquisition by Equinox Gold of all the outstanding common shares of Calibre Mining Corp. (Calibre) by way of a proposed plan of arrangement under the Business Corporations Act (British Columbia) (Arrangement) involving Equinox Gold and Calibre, pursuant to the terms and subject to the conditions of the Arrangement Agreement dated February 23, 2025 (as amended) between Equinox Gold and Calibre (for further information, please see the sections entitled "Background to the Arrangement & Recommendations", "The Arrangement" and "The Arrangement Agreement" in the Circular);

2. To receive the audited consolidated financial statements of the Company as at and for the years ended December 31, 2024 and 2023, together with the report of the auditor thereon;

3. To determine the number of directors to be elected to be eight (for further information, please see the section entitled "Business of the Meeting - Board Size" in the Circular);

4. To elect directors to Equinox Gold's board of directors (for further information, please see the section entitled "Business of the Meeting - Elect Directors" in the Circular);

5. To appoint KPMG LLP, Chartered Professional Accountants as Equinox Gold's auditor and to authorize the directors to fix its remuneration (for further information, please see the section entitled "Business of the Meeting - Appointment and Remuneration of Auditor" in the Circular);

6. To approve the amendment of the Company's restricted share unit plan (for further information, please see the section entitled "Business of the Meeting - Amendment of the Company's Restricted Share Unit Plan" in the Circular); and

7. To approve the non-binding advisory resolution on executive compensation (for further information, please see the section entitled "Business of the Meeting - Advisory Resolution on Executive Compensation" in the Circular) (items 2 to 7 above being, collectively, the Equinox Gold Annual Resolutions).

The accompanying management information circular of Equinox Gold dated March 21, 2025 (Circular) provides specific details of the business to be considered at the Meeting. The full text of the Share Issuance Resolution is set out in "Schedule "A" - Share Issuance Resolution" attached to this Circular. If the Arrangement is not completed, the Equinox Gold Shares referred to in the Share Issuance Resolution will not be issued, even if the Share Issuance Resolution is approved at the Meeting.

i

2025 Annual and Special Meeting of Shareholders

The Board of Equinox Gold unanimously recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution and the Equinox Gold Annual Resolutions. It is a condition to the completion of the Arrangement that the Share Issuance Resolution be approved at the Meeting.

The record date for determination of Equinox Gold Shareholders entitled to receive notice of and to vote at the Meeting was the close of business on March 18, 2025 (Record Date). Holders of Equinox Gold Shares as at the Record Date who either attend the Meeting in person or who have completed and delivered a proxy or VIF in the manner and subject to the provisions described above shall be entitled to vote, or to have their Equinox Gold Shares voted, on all matters to come before the Meeting.

Voting of Proxies

The Meeting will be held in person. Registered Equinox Gold Shareholders (as defined in the Circular) and duly appointed proxyholders can attend the Meeting in person, where they can participate, vote, and ask questions.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the meeting via live webcast at https://www.equinoxgold.com/shareholder-events/, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

Equinox Gold Shareholders are strongly encouraged to submit their votes in advance of the Meeting by proxy or VIF, as applicable.

Registered Shareholders

Registered Equinox Gold Shareholders will receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 not later than 1:30 p.m. (Vancouver Time) on April 22, 2025 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting as it may be adjourned or postponed from time to time. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.

Beneficial Shareholders

Beneficial Equinox Gold Shareholders who hold their Equinox Gold Shares registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (Intermediaries) may receive certain other materials from their Intermediary, such as a VIF, to vote their shares. If you are a beneficial Equinox Gold Shareholder and receive these materials through your broker or other Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other Intermediary.

Questions

If you have any questions before the Meeting about Equinox Gold, the Meeting Materials or the voting process, please contact us through our dedicated Meeting site at https://www.equinoxgold.com/investors/agm-contact/. You can also obtain further information about the matters to come before the Meeting or the information contained in this notice or the Circular by calling Computershare at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

Voting your Shares

You can vote your shares using any one of the methods outlined below.

ii

2025 Annual and Special Meeting of Shareholders

Internet

If you are using a smartphone, scan the QR code on your proxy form and follow the instructions on the screen. If you vote using the internet, go to www.investorvote.com and follow the instructions on screen. Your 15-digit control number is in the bottom left corner of the first page of your proxy form.

Telephone

Call 1-866-732-8683 (in North America) or 1-312-588-4290 (outside North America) from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which is in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Proxyholders as your proxyholder.

Mail or courier

Complete your proxy form, sign, and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Appointing another person to attend the Meeting and vote your shares on your behalf

You can appoint a person other than the Management Proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names of the Management Proxyholders in your proxy form and print the name of the person that you want to appoint as your proxyholder in the space provided. This person does not need to be an Equinox Gold shareholder. Complete your voting instructions, sign, and date the proxy form, and return your proxy form to Computershare using one of the methods noted above.

By order of the Board of Directors

"Susan Toews"

General Counsel and Corporate Secretary
March 21, 2025

iii

2025 Annual and Special Meeting of Shareholders

MANAGEMENT INFORMATION CIRCULAR

i

2025 Annual and Special Meeting of Shareholders

ii

2025 Annual and Special Meeting of Shareholders

iii

2025 Annual and Special Meeting of Shareholders

QUESTIONS & ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING

All capitalized terms used herein but not otherwise defined have the meanings set forth under "Management Information Circular - Glossary of Terms" in this Circular.

This Circular is provided to you in connection with the solicitation by or on behalf of management of Equinox Gold of proxies to be used at the Meeting to be held in person on April 24, 2025 at 1:30 p.m. (Vancouver Time) for the purposes indicated in the Notice of Meeting.

Your vote is very important. Equinox Gold Shareholders are strongly encouraged to submit their votes in advance of the Meeting by proxy or VIF, as applicable.

The questions and answers below give general information about the Arrangement and guidance for voting your Equinox Gold Shares and related matters.

Questions About the Arrangement

Q: Why is the Meeting being held?

In addition to annual shareholder matters, the Meeting is being held to consider, and if deemed advisable, to approve the Share Issuance Resolution pursuant to the Arrangement Agreement, pursuant to which Equinox Gold has agreed to acquire all of the issued and outstanding Calibre Shares by way of the Arrangement in exchange for the issuance of 0.31 of an Equinox Gold Share for each issued and outstanding Calibre Share. Pursuant to the policies of the Toronto Stock Exchange (TSX), the issuance of Equinox Gold Shares in connection with the Arrangement must be approved by Equinox Gold Shareholders.

The Arrangement cannot proceed unless a number of conditions are satisfied, including the approval of the Share Issuance Resolution by Equinox Gold Shareholders. See "The Arrangement" and "The Arrangement Agreement".

Q: What are Equinox Gold Shareholders being asked to vote on?

At the Meeting, Equinox Gold Shareholders will be asked to authorize and approve the issuance of up to 296,838,303 Equinox Gold Shares in connection with the Arrangement. The Equinox Gold Shares authorized for issuance: (i) will be issued to Calibre Shareholders (other than Calibre Shareholders validly exercising Dissent Rights) in exchange for their Calibre Shares; (ii) may be issuable on the exercise or conversion of Replacement Options and Calibre Convertible Securities in certain circumstances; and (iii) may be issued for any other matters contemplated by or related to the Arrangement, as more particularly described in this Circular. The full text of the Share Issuance Resolution is attached as "Schedule "A" - Share Issuance Resolution" to this Circular. Also see "The Arrangement - Required Approvals - Shareholder Approvals".

The Meeting is also an annual shareholder meeting, and Equinox Gold Shareholders will receive the Annual Financial Statements and will be asked to vote to: (i) set the size of the Equinox Gold Board; (ii) elect Director Nominees; (iii) appoint Equinox Gold's auditor for 2025; (iv) approve the restricted share plan amendment; and (v) approve a non-binding advisory resolution on executive compensation. Details regarding annual shareholder matters to be considered at the Meeting are provided under the heading "Business of the Meeting".

Q: What approvals are being sought at the Meeting?

Pursuant to section 604(c) of the TSX Company Manual, in order to be effective, the Share Issuance Resolution required pursuant to section 611(c) of the TSX Company Manual must be approved by a simple majority of the votes cast thereon by the Equinox Gold Shareholders present in person or represented by proxy at the Meeting. See "The Arrangement - Required Approvals - Shareholder Approvals".

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page 1

2025 Annual and Special Meeting of Shareholders

In addition, Equinox Gold Shareholders will be asked to approve each of the Equinox Gold Annual Resolutions (as defined in the Notice of Meeting) to be considered at the Meeting, including setting the number of directors to be elected at eight, electing the directors of Equinox Gold for the ensuing year, appointing the auditor of the Company, approving the restricted share plan amendment and approving a non-binding advisory resolution on executive compensation. In connection with the election of directors, Equinox Gold has adopted a majority voting policy as described under "Business of the Meeting - Election of Directors - Majority Voting Policy" in the Circular.

Q: What other approvals are required for the Arrangement?

In addition to approval of the Share Issuance Resolution by Equinox Gold Shareholders, the Arrangement requires a number of additional approvals to become effective, including:

(i) the Arrangement Resolution must be approved at the Calibre Meeting by at least: (a) 66 ⅔% of the votes cast by all Calibre Shareholders present in person or represented by proxy and entitled to vote at the Calibre Meeting; (b) 66 ⅔% of the votes cast by Calibre Securityholders (voting as a single class) present in person or represented by proxy and entitled to vote at the Calibre Meeting; and (c) a simple majority of votes cast by the Calibre Shareholders present in person or represented by proxy at the Calibre Meeting, voting as a single class, excluding (in respect of (c) only), those votes attached to Calibre Shares held by persons required to be excluded pursuant to Multilateral Instrument 61 101 - Protection of Minority Security Holders in Special Transactions;

(ii) the Court must grant the Final Order approving the Arrangement;

(iii) the Canadian Competition Approval;

(iv) the COFECE Approval;

(v) the Key Third Party Consents and Approvals; and

(vi) the TSX must have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions.

See "The Arrangement - Required Approvals".

Q: Does the Equinox Gold Board support the Arrangement?

Yes. The Equinox Gold Board, based upon careful consideration, unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Equinox Gold; (ii) determined that the Consideration is fair to Equinox Gold; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution.

The Equinox Gold Board unanimously recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution.

In making its recommendation, the Equinox Gold Board considered a number of factors as described in this Circular under the heading "Background to the Arrangement & Recommendations - Reasons for the Arrangement", including the BMO Fairness Opinion, to the effect that as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. See "Background to the Arrangement & Recommendations" and "Schedule "C" - BMO Fairness Opinion".

Q: How many Equinox Gold Shares are expected to be issued at the Effective Time?

Pursuant to the Plan of Arrangement, Calibre Shareholders will receive, for each Calibre Share held, 0.31 of an Equinox Gold Share. As at the Record Date, there were 855,496,713 Calibre Shares outstanding. Accordingly, it is expected that 268,573,720 Equinox Gold Shares (including the conversion of Calibre RSU and Calibre PSU) will be issuable as Consideration for the Calibre Shares, subject to certain assumptions, including that no additional Calibre Shares are issued prior to the Effective Time and that there are no Dissenting Shareholders. In such circumstances, following the Effective Time current Equinox Gold Shareholders and former Calibre Shareholders will own approximately 63% and 37% of the outstanding Equinox Gold Shares, respectively. Following completion of the Arrangement Equinox Gold will, in certain circumstances, issue additional Equinox Gold Shares upon conversion or exercise of Replacement Options and Calibre Convertible Securities, subject to certain adjustments thereto pursuant to the Plan of Arrangement and the terms of such respective instruments.

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page 2

2025 Annual and Special Meeting of Shareholders

See "The Arrangement - Effect of the Arrangement".

Q: Why is Equinox Gold proposing to merge with Calibre?

Calibre is a Canadian-listed, Americas focused, growing mid-tier gold producer with a pipeline of development and exploration opportunities. In October 2019, Calibre completed the acquisition of certain gold producing mining operations and now owns several operational open-pit and underground mines, two milling facilities and a portfolio of exploration and development properties in Nicaragua. In January 2022, Calibre completed the acquisition of Fiore Gold Ltd., and now owns the Pan Mine, a producing heap leach gold operation and the adjacent advanced development-stage Gold Rock Project in Nevada, USA, and the exploration stage Golden Eagle Project in Washington State, USA. In January 2024, Calibre completed the acquisition of Marathon Gold Corporation, and now owns the Valentine Gold Mine, a multi-million ounce advanced-stage gold development project located in Newfoundland & Labrador, Canada. Valentine Gold Mine is set to be Atlantic Canada's largest gold mine, with first gold production expected in mid-2025.

Management of Equinox Gold and the Equinox Gold Board believe that Post-Arrangement Equinox Gold will be better positioned than a stand-alone Equinox Gold entity, and that Equinox Gold Shareholders will benefit from the anticipated attributes of Post-Arrangement Equinox Gold, which include:

  a highly complementary and diversified portfolio with mines in five mining-friendly countries;
  enhanced organic growth potential with an expanded pipeline of development and expansion projects;
  an industry-leading team;
  significant free cash flow generation and a stronger balance sheet; and
  enhanced market capitalization, liquidity, and investor relevance.

See "Background to the Arrangement & Recommendations - Reasons for the Arrangement".

Q: Have any Equinox Gold Shareholders or Calibre Shareholders agreed to vote in favour of the Arrangement?

Yes. Each of the directors and senior officers of Equinox Gold, who collectively hold 28,221,548 Equinox Gold Shares or approximately 6.2% of the issued and outstanding Equinox Gold Shares as of the Record Date, have entered into voting support agreements with Calibre, whereby such Equinox Gold Shareholders have agreed to, among other things, support the Arrangement and vote their Equinox Gold Shares in favour of the Share Issuance Resolution, subject to certain exceptions.

In addition, Equinox Gold has entered into voting support agreements with the Calibre Supporting Shareholders, which include each of the directors and executive officers of Calibre who own Calibre Shares, pursuant to which such Calibre Supporting Shareholders have agreed to, among other things, vote all their Calibre Shares in favour of the Arrangement Resolution. The Calibre Supporting Shareholders collectively hold 18,871,321 Calibre Shares or approximately 2.2% of the issued and outstanding Calibre Shares as at March 18, 2025.

See "Voting Support Agreements" for more information.

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page 3

2025 Annual and Special Meeting of Shareholders

Q: Has the Equinox Gold Board received a fairness opinion regarding the Exchange Ratio for the Arrangement?

Yes. The Equinox Gold Board has received the BMO Fairness Opinion to the effect that, as of February 23, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. The BMO Fairness Opinion is attached as "Schedule "C" - BMO Fairness Opinion" to this Circular. Also see "Background to the Arrangement & Recommendations - Financial Advisors".

Q: When will the Arrangement become effective?

It is currently expected that the Effective Date will occur by the end of the third quarter of 2025, and in no event will completion of the Arrangement occur later than August 23, 2025, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement. See "The Arrangement - Timing".

Q: What will happen if the Share Issuance Resolution is not approved by Equinox Gold Shareholders or the Arrangement is not completed for any reason?

If the Share Issuance Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and, in certain circumstances, the Termination Fee and the Expense Reimbursement may be paid by Equinox Gold or Calibre, as applicable. See "The Arrangement Agreement - Expenses and Termination Fees".

Questions About the Meeting

Q: Who is entitled to attend and vote at the Meeting?

Equinox Gold Shareholders of record as of the close of business on March 18, 2025, the Record Date for the Meeting, are entitled to receive notice of the Meeting or any adjournment or postponement thereof.

The Meeting will be held in person. Registered Equinox Gold Shareholders and duly appointed proxyholders can attend the Meeting in person, where they can participate, vote, and ask questions.

Q: When will the Meeting be held and how can I attend?

The Meeting is scheduled to be held on April 24, 2025 commencing at 1:30 p.m. (Vancouver Time), subject to any adjournment(s) or postponement(s) thereof. The Meeting will be hosted in person at 1133 Melville Street, Suite 200, Vancouver, British Columbia, Canada. Voting during the Meeting will only be available for Registered Equinox Gold Shareholders and duly appointed proxyholders (including Beneficial Equinox Gold Shareholders who have appointed themselves as proxyholder).

Equinox Gold Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy form or VIF (as applicable) and register their proxyholder with Computershare, Equinox Gold's proxy agent. Registering the proxyholder is an additional step once an Equinox Gold Shareholder has submitted their proxy form or VIF.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the meeting via live webcast at https://www.equinoxgold.com/shareholder-events/ which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page 4

2025 Annual and Special Meeting of Shareholders

Q: How can a Registered Equinox Gold Shareholder vote?

You are a Registered Equinox Gold Shareholder if you hold any Equinox Gold Shares in your own name, as recorded in the shareholder register of Equinox Gold maintained by Computershare.

If you are a Registered Equinox Gold Shareholder, you can vote your Equinox Gold Shares using one of the methods below:

  Online: www.investorvote.com. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone, you can scan the QR code on your proxy form;
  By Mail: Using the envelope accompanying your proxy form;
  By Phone: 1-866-732-8683 (in North America) or 1-312-588-4290 (outside North America); or
  In Person: By attending the Meeting in person at 1133 Melville Street, Suite 200, Vancouver, British Columbia, Canada on April 24, 2025 at 1:30 p.m. (Vancouver Time).

Q: How can a Beneficial Equinox Gold Shareholder vote?

Only Registered Equinox Gold Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Equinox Gold Shares held by an Equinox Gold Shareholder are registered either:

(i) in the name of an Intermediary that the Beneficial Equinox Gold Shareholder deals with in respect of the Equinox Gold Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs (each as defined in the Tax Act) and similar plans; or

(ii) in the name of a clearing agency, such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

If you are a Beneficial Equinox Gold Shareholder, you can vote your Equinox Gold Shares:

• Online: www.investorvote.com. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your VIF. If you are using a smartphone, you can scan the QR code on your VIF;

• By Mail: Using the envelope accompanying your VIF;

• By Phone: Using the number(s) listed on your VIF; or

• In Person: By attending the Meeting in person at 1133 Melville Street, Suite 200, Vancouver, British Columbia, Canada on April 24, 2025 at 1:30 p.m. (Vancouver Time).

Beneficial Equinox Gold Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF is to be delivered. See "Meeting and Voting Information - Beneficial Holders" for additional information.

Q: Should I send in my proxy or voting instruction form now?

Yes. To ensure your vote is counted, Equinox Gold Shareholders should immediately complete and submit their proxy or VIF in accordance with the instructions provided therein.

Q: When is the proxy voting deadline?

Proxies will not be valid unless the completed, dated and signed proxy form is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 1:30 p.m. (Vancouver Time) on April 22, 2025 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting as it may be adjourned or postponed from time to time. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page 5

2025 Annual and Special Meeting of Shareholders

Q: When is the voting instruction form deadline?

Beneficial Equinox Gold Shareholder should return their completed VIF in accordance with the instructions provided by their broker or other Intermediary

Q: Do I have dissent rights?

No. Equinox Gold Shareholders are not entitled to exercise dissent rights in respect of the Share Issuance Resolution.

Q: What if I have other questions?

If you have any questions before the Meeting about Equinox Gold, the Meeting Materials or the voting process, please contact us through our dedicated Meeting site at https://www.equinoxgold.com/investors/agm-contact/. You can also obtain further information about the matters to come before the Meeting or the information contained in this notice or the Circular by calling Computershare at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

MANAGEMENT INFORMATION CIRCULAR	Q & A | Page 6

2025 Annual and Special Meeting of Shareholders

MANAGEMENT INFORMATION CIRCULAR

GENERAL MATTERS

Date of Information Unless otherwise indicated, all information contained in this Circular is as of March 18, 2025.	Currency All dollar amounts set forth in this Circular are in United States dollars, except where otherwise indicated.

Glossary of Terms

The following is a glossary of certain terms used in this Circular including "Schedule "E" - Information Concerning Equinox Gold", "Schedule "G" - Information Concerning Post-Arrangement Equinox Gold", "Schedule "H" - Statement of Executive Compensation" and "Schedule "I" - Corporate Governance". Terms and abbreviations used in the other Schedules to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"1933 Act" means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

"1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

"2020 Convertible Debentures" means Equinox Gold's outstanding convertible debentures, collectively: (i) the convertible debenture originally issued on March 10, 2020 as amended and restated (and re-issued) on December 13, 2024 pursuant to a third amended and restated debenture in the amount of $25,000,000 and with a maturity date of September 10, 2025 issued by Equinox Gold to Acasta Global Master Fund; (ii) the convertible debenture originally issued on March 10, 2020 as amended and restated (and re-issued) on December 13, 2024 pursuant to a third amended and restated debenture in the amount of $4,000,000 and with a maturity date of September 10, 2025 issued by Equinox Gold to Arceus Partnership; (iii) the convertible debenture originally issued on March 10, 2020 as amended and restated (and re-issued) on December 13, 2024 pursuant to a third amended and restated debenture in the amount of $37,500,000 and with a maturity date of September 10, 2025 issued by Equinox Gold to Context Partners Master Fund, L.P.; (iv) the convertible debenture originally issued on March 10, 2020 as amended and restated (and re-issued) on December 13, 2024 pursuant to a third amended and restated debenture in the amount of $15,000,000 and with a maturity date of September 10, 2025 issued by Equinox Gold to D.E. Shaw Valence Portfolios, L.L.C.; (v) the convertible debenture originally issued on March 10, 2020 as amended and restated (and re-issued) on December 13, 2024 pursuant to a third amended and restated debenture in the amount of $25,000,000 and with a maturity date of September 10, 2025 issued by Equinox Gold to Pender Corporate Bond Fund; (vi) the convertible debenture originally issued on March 10, 2020 as amended and restated (and re-issued) on December 13, 2024 pursuant to a third amended and restated debenture in the amount of $23,500,000 and with a maturity date of September 10, 2025 issued by Equinox Gold to Verition Canada Master Fund Ltd; (vii) the convertible debenture dated as of April 9, 2020 as amended and restated on July 28, 2022 pursuant to a second amended and restated debenture and as further amended by a first amending agreement dated as of February 17, 2023, a second amending agreement dated as of March 24, 2023, a third amending agreement dated as of March 29, 2024 and a fourth amending agreement dated as of May 13, 2024 in the amount of $1,139,364.00 and with a maturity date of September 10, 2025 issued by Equinox Gold to Pac Roads Resources Fund Trust; and (viii) the convertible debenture dated as of April 9, 2020 as amended and restated on July 28, 2022 pursuant to a second amended and restated debenture and as further amended by a first amending agreement dated as of February 17, 2023, a second amending agreement dated as of March 24, 2023, a third amending agreement dated as of March 29, 2024 and a fourth amending agreement dated as of May 13, 2024 in the amount of $8,138,845.00 and with a maturity date of September 10, 2025 issued by Equinox Gold to Pacific Roads Resources Fund LP.

MANAGEMENT INFORMATION CIRCULAR	Page 1

2025 Annual and Special Meeting of Shareholders

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest, or inquiry, whether oral or written, from, or public announcement of intention by, any person (other than a Party or any of its affiliates) made after the date hereof relating to: (i) any acquisition, sale, disposition, lease, license, joint venture, royalty, stream, long-term supply agreement or other arrangement having the same economic effect as an acquisition, sale or disposition, direct or indirect, of: (a) the assets of a Party and/or one or more of its subsidiaries (including shares of subsidiaries of such Party) that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party); or (b) 20% or more of any voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party); (ii) any take-over bid, tender offer, treasury issuance, exchange offer or other offer for any class of voting or equity securities of a Party that, if consummated, would result in such person or group of persons beneficially owning 20% or more of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of a Party; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of the Party and its subsidiaries, taken as a whole (in each case based upon the most recent publicly available consolidated financial statements of the Party);

"ABAC Policy" has the meaning given to such term in the section entitled "Schedule "I" - Corporate Governance - Corporate Governance Overview - Ethical Business Conduct";

"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated hereby, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;

"affiliate" except where otherwise indicated, has the meaning ascribed thereto in National Instrument 45-106 - Prospectus Exemptions, in force as of the date of this Circular;

"AGP" means AGP Mining Consultants Inc.;

"AISC" means all-in sustaining cost;

"AMC" means AMC Mining Consultants;

"Annual Equinox Gold MD&A" means the Company's management's discussion and analysis for the year ended December 31, 2024;

"Annual Financial Statements" means the Company's audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023, including the auditor's report thereon and notes thereto;

"Arrangement" means the arrangement under section 288 of the Business Corporations Act (British Columbia) on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Calibre and Equinox Gold, each acting reasonably;

MANAGEMENT INFORMATION CIRCULAR	Page 2

2025 Annual and Special Meeting of Shareholders

"Arrangement Agreement" means the Arrangement Agreement dated February 23, 2025 between Equinox Gold and Calibre, including all schedules annexed thereto, as the same may be amended, supplemented, or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Calibre Securityholders approving the Arrangement to be considered at the Calibre Meeting;

"associate" has the meaning ascribed to such term in the Securities Act;

"Aurizona Mine" or "Aurizona" means Equinox Gold's 100%-owned producing Aurizona Gold Mine in Maranhão State, Brazil;

"BCBCA" means the Business Corporations Act (British Columbia);

"Bear Creek" means Bear Creek Mining Corporation;

"Beneficial Equinox Gold Shareholder" means Equinox Gold Shareholders who hold their Equinox Gold Shares in the name of an Intermediary and not in their own name;

"Blakes" means Blake, Cassels & Graydon LLP;

"BMO Capital Markets" means BMO Nesbitt Burns Inc.;

"BMO Fairness Opinion" means the oral fairness opinion delivered to the Equinox Gold Board and the written fairness opinion delivered to Equinox Gold dated February 23, 2025;

"Board Recommendation" means, in respect of Equinox Gold, the Equinox Gold Board Recommendation and, in respect of Calibre, the Calibre Board Recommendation;

"BRL" means the Brazilian Real;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"CAD" means the Canadian Dollar;

"Calibre" means Calibre Mining Corp.;

"Calibre AIF" means Calibre's annual information form filed on SEDAR+ for the year ended December 31, 2024;

"Calibre Annual Financial Statements" means the audited annual financial statements of Calibre as at and for the years ended December 31, 2024 and 2023, including the auditor's report thereon and the notes thereto;

"Calibre Annual MD&A" means the management's discussion and analysis of operations and financial condition of Calibre for the fiscal years ended December 31, 2024 and 2023;

"Calibre Board" means the board of directors of Calibre;

"Calibre Board Recommendation" means the Calibre Board's recommendation that Calibre Securityholders vote in favour of the Arrangement Resolution, having determined that the Arrangement is fair and reasonable to the Calibre Shareholders and in the best interests of Calibre;

MANAGEMENT INFORMATION CIRCULAR	Page 3

2025 Annual and Special Meeting of Shareholders

"Calibre Circular" means the notice of special meeting and management information circular of Calibre, dated March 24, 2025 (including all schedules, appendices and exhibits thereto), and information incorporated by reference therein, to be sent to the Calibre Securityholders in connection with the Calibre Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement;

"Calibre Convertible Securities" means Calibre Options, Calibre Warrants, Calibre Notes and Legacy Marathon Options;

"Calibre Disclosure Letter" means the disclosure letter dated February 23, 2025 regarding the Arrangement Agreement that was executed by Calibre and delivered to Equinox Gold concurrently with execution of the Arrangement Agreement;

"Calibre DSU" means deferred share units granted pursuant to the Calibre Incentive Plan;

"Calibre Financing Warrants" means the Calibre Share purchase warrants issued by Calibre on March 4, 2025 as part of the Concurrent Financing;

"Calibre Incentive Plan" means the amended and restated long-term incentive plan of Calibre dated April 26, 2017, as amended on October 8, 2019, December 3, 2019, June 16, 2020, December 1, 2021, March 9, 2022 and January 24, 2024;

"Calibre Meeting" means the special meeting of Calibre Securityholders scheduled to be held at 10:00 a.m. (Vancouver Time) on April 24, 2025 or any adjournment or postponement thereof, to be held in accordance with the Interim Order to consider the Arrangement Resolution;

"Calibre Notes" means the 5-year $75 million principal amount of notes issued by Calibre on March 4, 2025 as part of the Concurrent Financing;

"Calibre Option In-The-Money Amount" in respect of a Calibre Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Calibre Shares that a holder is entitled to acquire on exercise of the Calibre Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

"Calibre Optionholder" means a holder of Calibre Options;

"Calibre Options" means the outstanding options to purchase Calibre Shares granted under the Calibre Incentive Plan;

"Calibre Properties" means the El Limon Complex, the La Libertad Complex, the Pan Mine and the Valentine Gold Mine, each as more particularly described in the Calibre Public Disclosure Record;

"Calibre PSU" means a performance share unit issued pursuant to the Calibre Incentive Plan;

"Calibre Public Disclosure Record" means all documents and information required to be filed or furnished, as applicable, by Calibre under applicable Securities Laws on SEDAR+ since February 23, 2022;

"Calibre RSU" means a restricted share unit issued pursuant to the Calibre Incentive Plan;

"Calibre SAR" means a stock appreciation right issued pursuant to the Calibre SAR Plan;

"Calibre SAR Plan" means the cash-settled stock appreciation rights plan of Calibre;

"Calibre Securityholder Approval" has the meaning given to such term in the section entitled "The Arrangement - Required Approvals -Shareholder Approvals";

"Calibre Securityholders" means the Calibre Shareholders and the Calibre Optionholders;

MANAGEMENT INFORMATION CIRCULAR	Page 4

2025 Annual and Special Meeting of Shareholders

"Calibre Shareholders" means the holders of Calibre Shares;

"Calibre Shares" means the common shares of Calibre, as currently constituted;

"Calibre Supporting Shareholders" means each of the senior officers and directors of Equinox Gold that entered into Calibre Voting Support Agreements;

"Calibre Technical Reports" means the El Limon Technical Report, the La Libertad Technical Report and the Valentine Technical Report;

"Calibre Termination Fee Event" has the meaning ascribed thereto in the Arrangement Agreement, and in the section of this Circular entitled "The Arrangement Agreement".

"Calibre Voting Support Agreements" means the voting support agreements (including all amendments thereto) between Equinox Gold and the Calibre Supporting Shareholders setting forth the terms and conditions upon which the Calibre Supporting Shareholders agree to vote their Calibre Shares and Calibre Options, as applicable, in favour of the Arrangement Resolution;

"Calibre Warrant Certificates" means (i) the warrant certificates, as amended, each dated January 24, 2024, representing the Sprott Warrants; and (ii) the warrant certificates issued in connection with the Concurrent Financing, each dated March 4, 2025, representing the Calibre Financing Warrants;

"Calibre Warrantholders" means the holders of Calibre Warrants;

"Calibre Warrants" means Calibre Share purchase warrants issued under the terms of the Calibre Warrant Certificates;

"Canadian Competition Approval" means that, in connection with the transactions contemplated in the Arrangement Agreement, either (i) the applicable waiting period under section 123 of the Competition Act shall have expired or have been terminated in accordance with section 123(2) of the Competition Act or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with section 113(c) of the Competition Act, and the Commissioner shall have issued a No Action Letter; or (ii) the Commissioner shall have issued an Advance Ruling Certificate;

"Canadian Securities Laws" means the Securities Act, together with all other applicable provincial and territorial securities laws, rules and regulations and published policies thereunder;

"Castle Mountain Project" or "Castle Mountain" means Equinox Gold's 100%-owned development-stage Castle Mountain Project in California, USA;

"CCAA" means Companies' Creditors Arrangement Act;

"CEO" means Chief Executive Officer;

"CEO Hold Period" has the meaning given to such term in the section entitled "Schedule "H" - Statement of Executive - Compensation Components of NEO Compensation - RSU and pRSU";

"CFO" means Chief Financial Officer;

MANAGEMENT INFORMATION CIRCULAR	Page 5

2025 Annual and Special Meeting of Shareholders

"Change in Recommendation" means, a situation wherein either Party shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its subsidiaries (i) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; (ii) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal; (iii) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the other Party, such Party's board recommendation; (iv) if an Acquisition Proposal has been publicly disclosed in respect of a Party, that Party fails to publicly recommend against such Acquisition Proposal within ten Business Days after the other Party's written request that the Party or the Party's board of directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to such Party, such rejection of such Acquisition Proposal) and reaffirm the Party's board recommendation within such ten Business Day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal that are publicly disclosed within the last ten days prior to the Calibre Meeting (in the case of an Acquisition Proposal in respect of Calibre) or the Meeting (in the case of an Acquisition Proposal in respect of Equinox Gold), as applicable, the Party in respect of which the Acquisition Proposal is made fails to take the actions referred to in this clause (iv), with references to the applicable ten Business Day period prior to being replaced with three Business Days); (v) fail to include the Party's board recommendation in the Calibre Circular or the Circular, respectively; (vi) make any public announcement or take any other action inconsistent with the recommendation of the Equinox Gold Board to approve the Arrangement, in the case of Equinox Gold, or the Calibre Board, in the case of Calibre; (vii) approve or authorize, or cause or permit the Party or its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with section 7.2.3 of the Arrangement Agreement); or (viii) commit or agree to do any of the foregoing (any act by a Party described in clauses (i) to (viii) inclusive (to the extent related to the foregoing clauses (i) to (vii) inclusive));

"CIL" means carbon-in-leach;

"Circular" means this management information circular;

"CN Committee" means the Compensation and Nomination Committee of the Equinox Gold Board;

"Code" has the meaning given to such term in the section entitled "Schedule "I" - Corporate Governance - Corporate Governance Overview - Ethical Business Conduct";

"COFECE" means the Federal Economic Competition Commission of Mexico (Comisión Federal de Competencia Económica), or the Mexican authority that replaces it;

"COFECE Approval" means the unconditional approval of the transactions contemplated in the Arrangement Agreement issued by COFECE, or its tacit approval, due to the statutory term for purposes of issuing the approval elapsing, pursuant to the provisions set forth in Mexican Antitrust Law, having not been modified or withdrawn prior to the Effective Time;

"Commissioner" means the Commissioner of Competition appointed under section 7(1) of the Competition Act or any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition, and shall include the Competition Bureau;

"Competition Act" means the Competition Act (Canada), R.S.C. 1985, c. C-34, and the regulations thereunder;

"Competition Challenge" has the meaning given to such term in the section entitled "Required Approvals - Canadian Competition Approval";

MANAGEMENT INFORMATION CIRCULAR	Page 6

2025 Annual and Special Meeting of Shareholders

"Company Personnel" means all employees, officers, directors and consultants of Equinox Gold;

"Computershare" means Computershare Investor Services Inc.;

"Concurrent Financing" means the issuance by Calibre on March 4, 2025 of the Calibre Notes and 16,524,847 Calibre Financing Warrants;

"Confidentiality Agreement" means the agreement between Equinox Gold and Calibre dated September 25, 2024 pursuant to which Equinox Gold has been provided with access to confidential information of Calibre and Calibre has been provided with access to confidential information of Equinox Gold;

"Consideration" means the consideration to be received by the Calibre Shareholders pursuant to the Plan of Arrangement for their Calibre Shares, consisting of 0.31 of an Equinox Gold Share for each Calibre Share;

"Consideration Shares" means Equinox Gold Shares to be issued to Calibre Shareholders pursuant to the Arrangement;

"Contract" means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Calibre or Equinox Gold or any of their respective subsidiaries is a party or by which Calibre or Equinox Gold or any of their respective subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Corporate Governance Disclosure Rules" has the meaning given to such term in the section entitled "Schedule "I" - Corporate Governance - Corporate Governance Disclosure Rules";

"Court" means the Supreme Court of British Columbia;

"Corporate Performance" means the performance of Equinox Gold;

"Depositary" means Computershare Investor Services Inc. or any other trust company, bank or other financial institution agreed to in writing between Equinox Gold and Calibre (each acting reasonably) to act as depositary in relation to the Arrangement;

"Diversity Policy" has the meaning given to such term in the section entitled "Schedule "I" - Corporate Governance - Board and Director Assessments - Diversity Policy";

"Director Nominee" means a nominee for appointment to the Equinox Gold Board, being such individuals as set out in the section entitled "Business of the Meeting - Nominees for Election as Directors" (collectively, Director Nominees);

"Dissent Rights" means the rights of dissent exercisable by Calibre Shareholders in respect of the Arrangement as set out in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court;

"Dissenting Shareholder" means a registered holder of Calibre Shares who (i) has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"DRS" means the direct registration system;

"EBITDA" means earnings before interest, taxes, depreciation, and amortization;

"EDGAR" means the SEC's Electronic Data Gathering and Retrieval System, available for public view at www.sec.gov;

MANAGEMENT INFORMATION CIRCULAR	Page 7

2025 Annual and Special Meeting of Shareholders

"Effective Date" means the date upon which all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement have been satisfied or waived and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the Parties, acting reasonably, unless a different date is agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

"Effective Time" means 12:01 a.m. (Vancouver Time) on the Effective Date, unless a different time on the Effective Date is agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

"El Limon Complex" means the El Limon project consisting of an underground and open pit gold mining operation lying within the boundaries of the municipalities of Larreynaga and Telica in the Department of Leόn and the municipalities of Chinandega and Villa Nueva in the Department of Chinandega, approximately 100 km northwest of the Nicaraguan capital city of Managua, as further described in the Calibre Public Disclosure Record;

"El Limon Technical Report" means the technical report on the El Limon Complex prepared by Grant A. Malensek, M.Eng., P. Eng., José M. Texidor Carlsson, M.Sc., P. Geo., Hugo M. Miranda, M.Eng., MBA, SME (RM), Stephan R. Blaho, MBA, P.Eng., Andrew P. Hampton, M.Sc., P.Eng. and Luis Vasquez, M.Sc., P.Eng., entitled "Technical Report on the El Limón Complex, León and Chinandego Departments, Report for 43-101" dated March 30, 2021 and effective December 31, 2020;

"Eligible Persons" has the meaning given to such term in the section entitled "Schedule "H" - Statement of Executive Compensation - Share-based Awards";

"ERM" means enterprise risk management;

"Equinox Gold" or the "Company" means Equinox Gold Corp., a corporation existing under the laws of British Columbia;

"Equinox Gold AIF" means the Company's annual information form filed on SEDAR+ and EDGAR for the year ended December 31, 2024;

"Equinox Gold Board" means the board of directors of Equinox Gold as the same is constituted from time to time;

"Equinox Gold Board Recommendation" has the meaning given to such term in the section entitled "Background to the Arrangement & Recommendations - Recommendation of the Board";

"Equinox Gold Credit Agreement" means the $500 million non-revolving credit facility maturing on May 13, 2027 provided under the terms of a fourth amended and restated credit agreement dated as of May 13, 2024, as amended;

"Equinox Gold Disclosure Letter" means the disclosure letter executed by Equinox Gold and delivered to Calibre in connection with execution of the Arrangement Agreement;

"Equinox Gold Options" means the outstanding options to purchase Equinox Gold Shares granted under the Equinox Gold Stock Option Plan, Leagold Plan and Premier Gold Mines Limited stock option plan;

"Equinox Gold Properties" means the Greenstone Mine, the Mesquite Mine, the Aurizona Mine, the Bahia Complex (comprising the Fazenda Mine and the Santa Luz Mine), the Castle Mountain Project and the Los Filos Mining Complex, each as more particularly described in the Equinox Gold Public Disclosure Record;

"Equinox Gold pRSU" or "pRSU" means a performance-based restricted share unit issued pursuant to the Equinox Gold Restricted Share Unit Plan;

"Equinox Gold Public Disclosure Record" means all documents and information required to be filed or furnished, as applicable, by Equinox Gold under applicable Securities Laws on SEDAR+ or pursuant to the 1934 Act, since February 23, 2022;

MANAGEMENT INFORMATION CIRCULAR	Page 8

2025 Annual and Special Meeting of Shareholders

"Equinox Gold Restricted Share Unit Plan" or "Equinox Gold RSU Plan" means the restricted share unit plan of Equinox Gold adopted by the Equinox Gold Shareholders on May 4, 2022, as amended;

"Equinox Gold RSU" or "RSU" means a restricted share unit issued pursuant to the Equinox Gold Restricted Share Unit Plan, as amended;

"Equinox Gold Shareholder Approval" means the approval of the Share Issuance Resolution by a simple majority of the votes cast in respect of the Share Issuance Resolution by Equinox Gold Shareholders present in person or by proxy at the Meeting, as required by the rules of the TSX;

"Equinox Gold Shareholders" means the holders of outstanding Equinox Gold Shares;

"Equinox Gold Shares" means common shares of Equinox Gold as currently constituted;

"Equinox Gold Stock Option Plan" or "Option Plan" means the stock option plan adopted by the Equinox Gold Shareholders on May 15, 2020, as amended;

"Equinox Gold Supporting Shareholders" means each of the senior officers and directors of Equinox Gold that entered into Equinox Gold Voting Support Agreements;

"Equinox Gold Technical Reports" means, collectively, the technical reports for the: (i) Greenstone Mine entitled "Technical Report on the Greenstone Mine, Geraldton, Ontario" dated October 1, 2024, with an effective date of June 30, 2024; (ii) Mesquite Mine entitled "Technical Report on the Mesquite Gold Mine, California, U.S.A", dated April 27, 2020, with an effective date of December 31, 2019; (iii) Aurizona Mine entitled "Technical Report on the Aurizona Gold Mine Expansion Pre-feasibility Study Maranhão, Brazil", dated November 4, 2021, with an effective date of September 20, 2021; (iv) Fazenda Mine entitled "Technical Report on the Fazenda Brasileiro Gold Mine, Bahia State, Brazil", dated January 31, 2025, with an effective date of June 30, 2024; and (v) Santa Luz Mine entitled "NI 43-101 Technical Report on the Santa Luz Project, Bahia State, Brazil", dated November 30, 2020, with an effective date of June 30, 2020; (vi) Castle Mountain Project entitled "Technical Report on the Castle Mountain Project Feasibility Study", dated March 17, 2021, with an effective date of February 26, 2021; (vii) Los Filos Mine Complex entitled "Updated Technical Report for the Los Filos Mine Complex, Guerrero State, Mexico" dated October 19, 2022, with an effective date of June 30, 2022;.

"Equinox Gold Termination Fee Event" has the meaning ascribed thereto in the Arrangement Agreement, and in the section of this Circular entitled "The Arrangement Agreement";

"Equinox Gold Voting Support Agreements" means the voting support agreements (including all amendments thereto) between Calibre and the Equinox Gold Supporting Shareholders setting forth the terms and conditions upon which the Equinox Gold Supporting Shareholders agree to vote their Equinox Gold Shares in favour of the Share Issuance Resolution;

"ESG" means environment, social and governance;

"ESG Committee" has the meaning given to such term in the section entitled "Schedule "I" - Corporate Governance - Committees of the Board";

"Exchange Ratio" means 0.31 of an Equinox Gold Share for each Calibre Share;

"Exchanges" means the TSX and the NYSE American, as applicable;

"Expense Reimbursement" means $2 million payable in certain circumstances pursuant to the Arrangement Agreement by Equinox Gold or Calibre, as applicable;

MANAGEMENT INFORMATION CIRCULAR	Page 9

2025 Annual and Special Meeting of Shareholders

"Fazenda Mine" or "Fazenda" means Equinox Gold's 100%-owned producing Fazenda Gold Mine of the Bahia Complex in Bahia State, Brazil;

"FCF" means free cash flow;

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to Calibre and Equinox Gold, acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that any such amendment, modification, supplementation or variation is acceptable to both Calibre and Equinox Gold, each acting reasonably), or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Calibre and Equinox Gold, each acting reasonably) on appeal;

"Form 51-102F5" means Form 51-102F5 as prescribed in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators;

"Forward-looking Information" has the meaning given to such term in the section entitled "General Matters - Forward-Looking Information";

"GenCap Mining" means GenCap Mining Advisory, financial advisors to Equinox Gold;

"Gold Rock Project" means Calibre's advanced development-stage Gold Rock Project adjacent to Calibre's operating Pan Mine in Nevada;

"Golden Eagle Project" means Calibre's exploration-stage Golden Eagle Project in Washington State;

"Governmental Entity" means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange, including the Exchanges;

"Great Panther" means Great Panther Mining Ltd.;

"Greenstone Mine" or "Greenstone" means Equinox Gold's 100%-owned producing Greenstone Gold Mine in Ontario, Canada;

"GWMG" means Great Western Minerals Group Ltd.;

"IFRS" means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis;

"including" means including without limitation, and "include" and "includes" each have a corresponding meaning;

"Inside Information" means undisclosed material information about Equinox Gold;

"Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the 1933 Act with respect to the issuance of the Equinox Gold Shares issuable as Consideration and Replacement Options pursuant to the Arrangement, made pursuant to section 291 of the BCBCA following the application contemplated by section 2.3(a) of the Arrangement Agreement, in form and substance acceptable to both Calibre and Equinox Gold, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Calibre Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Calibre and Equinox Gold, each acting reasonably);

MANAGEMENT INFORMATION CIRCULAR	Page 10

2025 Annual and Special Meeting of Shareholders

"GRI" means Global Reporting Initiative;

"Intermediary" means an intermediary through which a Beneficial Equinox Gold Shareholder holds its Equinox Gold Shares, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by RRSPs, RRIFs, RESPs (each as defined in the Tax Act) and similar plans, and such Intermediary's nominees;

"Investment Canada Act" means the Investment Canada Act (Canada) and the regulations thereunder;

"Key Regulatory Approvals" means the Canadian Competition Approval, the COFECE Approval and the other Regulatory Approvals as set out in Schedule D to the Arrangement Agreement namely, approval of the listing and posting for trading on the TSX and the NYSE American, subject only to satisfaction of the standard listing conditions, of the Consideration Shares at the Effective Time, and notice to the TSX pursuant to section 501 of the TSX Company Manual;

"Key Third Party Consents and Approvals" means those consents and approvals, other than Key Regulatory Approvals, required from any third party to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, as set out in the Equinox Gold Disclosure Letter and the Calibre Disclosure Letter, as applicable;

"KPMG LLP" means KPMG LLP, Chartered Professional Accountants;

"Lane Caputo" means Lane Caputo Compensation Inc.;

"La Libertad Complex" means the underground and open pit mining project comprised of three operating areas (La Libertad, El Pavon and Eastern Borosi) located in the municipal area of La Libertad, Chontales Department, Republic of Nicaragua, as further described in the Calibre Public Disclosure Record;

"La Libertad Technical Report" means the technical report on the La Libertad Complex prepared by Grant A. Malensek, M.Eng., P. Eng., José M. Texidor Carlsson, M.Sc., P. Geo., Hugo M. Miranda, M.Eng., MBA, SME (RM), Stephan R. Blaho, P.Eng., Andrew P. Hampton, P.Eng., and Luis Vasquez, M.Sc., P.Eng., Todd McCracken, P.Geo., Shane Ghouralal, MBA, P.Eng. and Isabelle Larouche, P.Eng., entitled "Technical Report on La Libertad Complex, Nicaragua, Report for NI 43-101" dated March 30, 2021 and effective December 31, 2020;

"Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Leagold" means Leagold Mining Corporation;

"Leagold Plan" means Leagold stock option plan;

"Legacy Marathon Options" means the outstanding options to purchase Calibre Shares granted under the Legacy Marathon Stock Option Plan;

MANAGEMENT INFORMATION CIRCULAR	Page 11

2025 Annual and Special Meeting of Shareholders

"Legacy Marathon Stock Option Plan" means the amended and restated rolling stock option plan of Marathon dated November 15, 2010, as amended on August 10, 2020 and June 7, 2023;

"Letter of Transmittal" means the letter of transmittal being delivered to the registered Calibre Shareholders for the delivery of Calibre Shares to the Depositary in exchange for the Consideration;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, other than Permitted Liens;

"Los Filos Mining Complex" or "Los Filos" means Equinox Gold's 100%-owned Los Filos Mine Complex in Guerrero State, Mexico;

"LTI" means long-term incentives of Equinox Gold;

"LTIFR" means lost time injury frequency rate, per million hours worked;

"Majority Voting Policy" means the majority voting policy adopted by the Equinox Gold Board;

"Management Proxyholders" means Greg Smith, President and CEO of Equinox Gold, and Peter Hardie, CFO of Equinox Gold, who have agreed to act as the Equinox Gold management proxyholders for the Meeting;

"Marathon" means Marathon Gold Corporation, a wholly-owned subsidiary of Calibre;

"MBN" means Mirabela Nickel Limited;

"Material Adverse Effect" means in respect of any Party, any change, effect, event, occurrence or state of facts that either individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities of that person and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the execution, announcement or performance of the Arrangement Agreement or the consummation of the transactions contemplated thereby (including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Party with its customers, suppliers, service providers and employees); (ii) changes in general economic, securities, financial, banking or currency exchange markets including, without limitation, the imposition or adjustment of tariffs; (iii) any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Party conducts business, or that results from any action taken for the purpose of complying with any of the foregoing; (iv) any natural disaster provided that it does not have a materially disproportionate effect on that person relative to comparable gold mining companies; (v) changes or developments affecting the gold mining industry generally or gold prices (on a current or forward basis), provided that such changes do not have a materially disproportionate effect on that person relative to comparable gold mining companies; (vi) generally applicable changes in applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism provided that it does not have a materially disproportionate effect on that person relative to comparable mining companies; (viii) changes in political or civil conditions in any jurisdiction in which such person's assets and/or its business and operations are located that do not disproportionately affect such person relative to comparable gold mining companies; (ix) any change or development in political policy conditions in Canada, U.S., Mexico or Nicaragua or other countries in which such Party has material operations; (x) any decrease in the market price or any decline in the trading volume of that person's common shares on the Exchanges (it being understood that the causes underlying such change in market price or trading volume (other than those in items (i) to (ix) above) may be taken into account in determining whether a Material Adverse Effect has occurred); and (xi) any actions taken or omitted to be taken by such person pursuant to the Arrangement Agreement to obtain any approvals, consents, registrations, permits, or authorizations for the completion of the transactions contemplated by the Arrangement Agreement;

MANAGEMENT INFORMATION CIRCULAR	Page 12

2025 Annual and Special Meeting of Shareholders

"Material Contract" means, in respect of any person, any Contract entered into outside the ordinary course of business of such person (except for any earn-in, option, joint venture or similar agreement not relating to the Equinox Gold Properties or the Calibre Properties, as applicable) to which such person is party: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $20 million in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $20 million; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $20 million over the remaining term of the Contract; (vi) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or (vii) that is otherwise material to such person and its subsidiaries, considered as a whole; and, for greater certainty, with respect to Calibre, includes the Material Contracts listed in Schedule 3.1(y) of the Calibre Disclosure Letter and, with respect to Equinox Gold, includes the Material Contracts listed in Schedule 4.1(y) of the Equinox Gold Disclosure Letter;

"material fact" has the meaning ascribed to such term in the Securities Act provided, that with respect to any documents filed or furnished by Equinox Gold with or to the SEC, "material fact" means a fact that is "material", where "material" has the meaning ascribed thereto under the 1934 Act;

"Material Subsidiary" means, in the case of Calibre, those subsidiaries of Calibre described in the Calibre Disclosure Letter as being Material Subsidiaries of Calibre and, in the case of Equinox Gold, those subsidiaries of Equinox Gold described in the Equinox Gold Disclosure Letter as being Material Subsidiaries of Equinox Gold;

"Meeting" means the annual and special meeting of Equinox Gold Shareholders to be held at 1:30 p.m. (Vancouver Time) on April 24, 2025 or any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Meeting;

"Meeting Materials" means, collectively, the Notice of Meeting and this Circular;

"Mesquite Mine" or "Mesquite" means Equinox Gold's 100%-owned producing Mesquite Gold Mine in California, USA;

"Mexican Antitrust Law" means the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) or the applicable Mexican law that replaces it;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

"misrepresentation" has the meaning attributed to such term under the Securities Act;

"MXN" means the Mexican Peso;

"NEOs" means Named Executive Officers;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer;

"No Action Letter" means written confirmation from the Commissioner that he or she does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated hereby, such written confirmation having not been modified or withdrawn prior to the Effective Time;

MANAGEMENT INFORMATION CIRCULAR	Page 13

2025 Annual and Special Meeting of Shareholders

"Non-Approving Party" has the meaning given to such term in the section entitled "The Arrangement Agreement - Expenses and Termination Fees";

"Non-Objecting Beneficial Owner" or "NOBO" has the meaning given to such term in the section entitled "Meeting and Voting Information - Additional Details";

"Notice of Meeting" means the notice of the annual and special meeting of Equinox Gold Shareholders which accompanies this Circular;

"Notifiable Transactions" has the meaning given to such term in the section entitled "Required Approvals - Canadian Competition Approval";

"Notification" has the meaning given to such term in the section entitled "Required Approvals - Canadian Competition Approval";

"NYSE American" means the NYSE American Stock Exchange;

"Objecting Beneficial Owner" or "OBO" has the meaning given to such term in the section entitled "Meeting and Voting Information - Additional Details";

"ordinary course of business", "ordinary course of business consistent with past practice", or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

"Optionee" has the meaning given to such term in the section entitled "Schedule "H" - Statement of Executive Compensation - Option-based Awards";

"OTCQX" means the OTCQX Market of the OTC Markets Group Inc.;

"Outside Date" means August 23, 2025 or such later date as may be agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties;

"Pan Mine" means Calibre's 100%-owned Pan Mine, an operating open-pit, heap leach mine located in Nevada, USA;

"Party" means any of Calibre or Equinox Gold, as the case may be, and "Parties" means both of them, collectively;

"Performance Bonus(es)" means the annual performance-based bonus payable in certain circumstances to employees, officers and consultants of Equinox Gold;

"Permitted Liens" means, with respect to Calibre, the Permitted Liens identified in the Calibre Disclosure Letter and, with respect to Equinox Gold, the Permitted Liens identified in the Equinox Gold Disclosure Letter;

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement, substantially in the form provided in "Schedule "B" - Plan of Arrangement" attached hereto, and any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

"Post-Arrangement Equinox Gold" means Equinox Gold after giving effect to the Arrangement;

MANAGEMENT INFORMATION CIRCULAR	Page 14

2025 Annual and Special Meeting of Shareholders

"Proxy Deadline" means the date by which each Equinox Gold Shareholder proxy form must be deposited with Computershare, specifically no later than 1:30 p.m. (Vancouver Time) on April 22, 2025, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in the province of British Columbia) before the time set for any adjournment or postponement of the Meeting;

"Pure Gold" means Pure Gold Mining Inc.;

"Qualified Person" shall have the meaning ascribed to such term in National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

"Receiving Party" has the meaning given to such term in the section entitled "The Arrangement Agreement - Non-Solicitation Covenants and Right to Match - Superior Proposals and Right to Match";

"Record Date" means the date for the determination of Equinox Gold Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof, being March 18, 2025;

"Registered Equinox Gold Shareholder" means the registered holder of Equinox Gold Shares as recorded in the shareholder register of Equinox Gold;

"Regulation S" means Regulation S under the 1933 Act;

"Regulatory Approvals" means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required in relation to the consummation of the transactions contemplated hereby, including the Key Regulatory Approvals but excluding the Interim Order and Final Order;

"Replacement Option" means an option or right to purchase Equinox Gold Shares granted by Equinox Gold in exchange for Calibre Options pursuant to the Plan of Arrangement;

"Replacement Option In-The-Money Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Equinox Gold Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"Representatives" means any officer, director, employee, representative (including any financial or other advisor) or agent of a Party or any of its subsidiaries;

"Request for Additional Information" has the meaning given to such term in the section entitled "Required Approvals - COFECE Approval";

"Request for Basic Information" has the meaning given to such term in the section entitled "Required Approvals - COFECE Approval";

"Responding Party" has the meaning given to such term in the section entitled "The Arrangement Agreement - Non-Solicitation Covenants and Right to Match - Superior Proposals and Right to Match";

"Response Period" has the meaning given to such term in the section entitled "The Arrangement Agreement - Non-Solicitation Covenants and Right to Match - Superior Proposals and Right to Match";

MANAGEMENT INFORMATION CIRCULAR	Page 15

2025 Annual and Special Meeting of Shareholders

"ROA" means return on assets;

"Rule 144" means Rule 144 under the 1933 Act;

"Santa Luz Mine" or "Santa Luz" means Equinox Gold's 100%-owned producing Santa Luz Gold Mine of the Bahia Complex in Bahia State, Brazil;

"SASB" means Sustainability Accounting Standards Board;

"SCE" means sustaining capital expenditures;

"SEC" means the United States Securities and Exchange Commission;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) thereof;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Laws" means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"SEDAR+" means the System for Electronic Data Analysis and Retrieval+ described in National Instrument 13-103 - System for Electronic Document Analysis and Retrieval+ of the Canadian Securities Administrators and available for public view at www.sedarplus.ca;

"SEIFR" means significant environmental incident frequency rate;

"Share Issuance Resolution" means the ordinary resolution of the holders of outstanding Equinox Gold Shares approving the issue of the Consideration Shares pursuant to the Arrangement, substantially in the form and content attached hereto as "Schedule "A" - Share Issuance Resolution";

"Share Ownership Policy" has the meaning given to such term in the section entitled "Schedule "I" - Corporate Governance - Board and Director Assessments - Director Share Ownership";

"Sprott Facility" means the senior secured term credit facility with Sprott Private Resource Lending II (Collector-2), LP, as lender, and Sprott Resource Lending Corp., as security agent and lead arranger, pursuant to the terms of the second amended and restated credit agreement dated January 24, 2024, as guaranteed by Calibre, as the same may be amended, modified, extended, renewed, replaced, restated or supplemented from time to time;

"Sprott Warrants" means the Calibre Share purchase warrants issued by Marathon in connection with the Sprott Facility and assumed by Calibre in connection with its acquisition of Marathon;

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

MANAGEMENT INFORMATION CIRCULAR	Page 16

2025 Annual and Special Meeting of Shareholders

"Superior Proposal" means any bona fide, unsolicited, written Acquisition Proposal made by a third party or third parties acting jointly or in concert with one another after the date of the Arrangement Agreement that relates to the acquisition of 100% of the outstanding voting shares of a Party (Target) (other than voting shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of the Target and its subsidiaries, taken as a whole that is not obtained in violation of the Arrangement Agreement, or any agreement between the person making such Superior Proposal and the Target; and (i) complies with all applicable Laws; (ii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (iii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Target, is made available to all shareholders of the Target on the same terms and conditions; (iv) that is not subject to a due diligence or access condition; (v) that failure to recommend such Acquisition Proposal to Target's securityholders would be inconsistent with the Target's board of directors' fiduciary duties; (vi) that is not subject to a financing condition; and (vii) in respect of which the Target's board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard for all of its terms and conditions, including certainty of financing, likelihood of obtaining regulatory approvals and the expected timing and likelihood of consummation, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of its voting shares from a financial point of view than the Arrangement;

"Superior Proposal Agreement" has the meaning given to such term in the section entitled "The Arrangement Agreement - Non-Solicitation Covenants and Right to Match - Superior Proposals and Right to Match";

"Supplementary Information Request" has the meaning given to such term in the section entitled "Required Approvals - Canadian Competition Approval";

"Supplier Code" has the meaning given to such term in the section entitled "Schedule "I" - Corporate Governance - Corporate Governance Overview - Ethical Business Conduct";

"Target" as defined in the definition of Superior Proposal above;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Taxes" means, with respect to any person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, digital services taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, license taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers' compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, global minimum or "Pillar 2" taxes, goods and service taxes, harmonized sales taxes, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, any requirement to pay or repay any amount to a Governmental Entity in respect of a tax credit, refund, rebate, governmental grant or subsidy, overpayment, or similar adjustment of Taxes, and any instalments in respect thereof, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and "Tax" means any one of such Taxes;

"Termination Event" has the meaning given to such term in the section entitled "Schedule "H" - Statement of Executive Compensation Termination and Change of Control Benefits";

"Termination Fee" means $85 million, in respect of a Calibre Termination Fee Event and $145 million, in respect of an Equinox Gold Termination Fee Event;

MANAGEMENT INFORMATION CIRCULAR	Page 17

2025 Annual and Special Meeting of Shareholders

"TSX" means the Toronto Stock Exchange;

"TSR" means total Equinox Gold Shareholder return;

"TRIFR" means total recordable injury frequency rate, per million hours worked;

"U.S. Securities Laws" means, collectively, the 1933 Act and the 1934 Act with all other applicable securities laws, rules and regulations and published policies thereunder;

"United States", "U.S." or "USA" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"USD" means the United States Dollar;

"Valentine Gold Mine" means Calibre's 100%-owned construction-stage Valentine Gold Mine, which will be an open pit mining and conventional milling operation located in Newfoundland and Labrador, Canada;

"Valentine Technical Report" means the technical report on the Valentine Gold Mine prepared by James Powell, P. Eng. of Marathon, Roy Eccles, P.Geo. of Apex Geoscience Ltd., Sheldon Smith, P.Geo. of Stantec Consulting Ltd., Marc Schulte, P. Eng. of Moose Mountain Technical Services, W. Peter H. Merry, P. Eng. of Golder Associates Ltd., Shawn Russell, P.Eng. and Carolyn Anstey-Moore, P.Geo. of GEMTEC Consulting Engineers and Scientists Ltd., Behzad Haghighi, P.Eng. of Vieng Consulting, John R. Goode, P.Eng. of J.R Goode & Associates, Ignacy Antoni Lipiec, P.Eng. of SNC-Lavalin, Serfio Hernandez, P.Eng. of Progesys Inc., and Tommaso Roberto Raponi, P.Eng. of Ausenco Engineering Canada Inc. entitled "Valentine Gold Mine, NI 43-101 Technical Report and Feasibility Study, Newfoundland and Labrador, Canada", dated December 20, 2022 with an effective date of November 30, 2022;

"Versamet" means Versamet Royalties Corporation;

"VIF" or "voting instruction form" has the meaning given to such term in the section entitled "Meeting and Voting Information - Additional Details"; and

"Voting Support Agreements" means, collectively, the Equinox Gold Voting Support Agreements and the Calibre Voting Support Agreements.

Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include firms and corporations and vice versa.

Information Contained in this Circular

This Circular describes the business of the Meeting, items to be voted upon and the voting process. In particular, it contains a detailed description of the Arrangement and the matters to be considered at the Meeting, as well as detailed information regarding Equinox Gold and Calibre. It also includes certain risk factors relating to completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement. Additionally, this Circular provides information about annual meeting matters, including Equinox Gold's directors, auditor, executive and director compensation, corporate governance and other matters. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

MANAGEMENT INFORMATION CIRCULAR	Page 18

2025 Annual and Special Meeting of Shareholders

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation.

The information concerning Calibre contained in this Circular has been provided by Calibre. Although Equinox Gold has no knowledge that would indicate that any of such information is untrue or incomplete, Equinox Gold does not assume any responsibility for the accuracy or completeness of such information or the failure by Calibre to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Equinox Gold.

Descriptions of the terms of the Arrangement Agreement, the Plan of Arrangement and the Voting Support Agreements in this Circular are summaries of the key terms of those documents and are qualified in their entirety by the full text of such agreements. Equinox Gold Shareholders should refer to the full text of each of the Arrangement Agreement, the Plan of Arrangement and the Voting Support Agreements for complete details of those documents. The full text of the Arrangement Agreement and the Voting Support Agreements is available under Equinox Gold's and Calibre's respective SEDAR+ profiles at www.sedarplus.ca and on Equinox Gold's EDGAR profile at www.sec.gov. The Plan of Arrangement is attached as "Schedule "B" - Plan of Arrangement" to this Circular.

Forward-Looking Information

This Circular and the documents incorporated by reference herein contain certain statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and section 21E of the 1934 Act, as amended, and forward-looking information within the meaning of applicable Canadian Securities Laws, including, without limitation, financial and business prospects and financial outlooks, which may be forward-looking plans and intentions, growth, results of operations, performance and business prospects and opportunities (collectively, Forward-looking Information). All statements other than statements of historical fact may be Forward-looking Information. Forward-looking Information contained in this Circular is based on expectations, estimates and projections as of the date of this Circular and include, without limitation: statements made in the "Letter from the Chair" and "Letter from the Chief Executive Officer"; statements relating to the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operational performance; the Company's expectations for the operation of Greenstone, including future financial or operating performance and anticipated improvements in recovery rates, mining rates and throughput to achieve design capacity; the Company's production and cost guidance; the timing for and the Company's ability to successfully advance its growth and development projects, including the planned expansions at Castle Mountain and Aurizona; the anticipated timeframe for residual leaching at Castle Mountain; the Company's ability to successfully complete new long-term agreements with three local communities at Los Filos and the potential impact on Los Filos if the new long-term agreements cannot be completed; the ongoing impact of the 2024 geotechnical event in the Piaba pit on planned production from Aurizona; the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; the conversion of Mineral Resources to Mineral Reserves; and expectations for the Company's investments in Bear Creek and Versamet. In particular, and without limitation, this Circular contains Forward-looking Information regarding the Arrangement concerning:

• the expected benefits of the Arrangement and attributes of Post-Arrangement Equinox Gold, including potential growth opportunities and operational, competitive and portfolio synergies;

• the expected percentage ownership of Equinox Gold Shareholders and Calibre Shareholders following the consummation of the Arrangement and the sale price and market capitalization of the Post-Arrangement Equinox Gold;

• the structure and effect of the Arrangement;

• the timing of the Meeting, the Calibre Meeting and the Final Order;

• the anticipated Effective Date;

MANAGEMENT INFORMATION CIRCULAR	Page 19

2025 Annual and Special Meeting of Shareholders

• the anticipated number of Equinox Gold Shares to be issued pursuant to the Arrangement, including the number of Equinox Gold Shares that may be, in certain circumstances, issued upon conversion or exercise of Calibre Convertible Securities;

• the anticipated receipt of all required Key Regulatory Approvals for the Arrangement;

• the ability of Equinox Gold and Calibre to satisfy other conditions to, and to complete, the Arrangement; and

• the potential costs of the Arrangement to Equinox Gold, including in the event the Arrangement is not completed.

Forward-looking Information involves known and unknown risks and uncertainties that may cause the Company's actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by such Forward-looking Information. When used in this Circular, words such as "believe", "will", "achieve", "strategy", "increase", "plan", "vision", "improve", "potential", "intend", "anticipate", "expect", "estimate", "target", "objective" and similar expressions are intended to identify Forward-looking Information as well as phrases or statements that certain actions, events or results "may", "could", "would", or "should" or the negative connotation of such terms. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the Company's ability to achieve its production, cost and development expectations for Greenstone, including design capacity; ore grades and recoveries remain consistent with expectations; tonnage of ore to be mined and processed remains consistent with expectations; existing assets are retained and continue to produce as expected; expectations regarding the impact of macroeconomic factors on the Company's operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the expansion projects at Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company's ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona; the Company's ability to successfully complete new long-term agreements with the three local communities at Los Filos and the potential impact on Los Filos if the new long-term agreements cannot be completed; the Company's ability to work with the local communities at Los Filos on suspended operations if new agreements cannot be completed; mine plans and estimated development schedules remaining consistent with the plans outlined in the technical reports for each property; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the Company's ability to achieve its objectives related to environmental performance; the strategic visions for Versamet and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone and its community partners at Los Filos. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information.

Forward-looking Information relating to the Arrangement reflect management's current beliefs and are based on information currently available to management, as well as certain expectations and assumptions with respect to the Arrangement, including:

• the structure and expected benefits of the Arrangement are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions;

• certain steps in, and timing of, the Arrangement and the Effective Date, as well as the number of Equinox Gold Shares to be issued pursuant to the Arrangement, are based upon the terms of the Arrangement and advice received from counsel to Equinox Gold relating to timing and expectations;

MANAGEMENT INFORMATION CIRCULAR	Page 20

2025 Annual and Special Meeting of Shareholders

• the listing of the Consideration Shares on the TSX and the NYSE American, as well as the delisting of the Calibre Shares from the TSX and removal from quotation on the OTCQX, is based on anticipated receipt of all required approvals from such stock exchanges and markets, as applicable;

• the approval of the Share Issuance Resolution by Equinox Gold Shareholders and the approval of the Arrangement Resolution by Calibre Shareholders;

• receipt of the Canadian Competition Approval, COFECE Approval and other Regulatory Approvals;

• the ability of Equinox Gold and Calibre to satisfy the other closing conditions in all material respects in accordance with the terms of the Arrangement Agreement, and in a timely manner, is based upon management's current expectations regarding timing and the ability of Equinox Gold and Calibre to satisfy their respective obligations under the Arrangement Agreement; and

• management's current expectations regarding the completion of the Arrangement, the ability to realize operational synergies and future growth in gold and other metal and mineral production.

Various assumptions underlying Forward-looking Information are based on management's expectations concerning industry, economic and market conditions, including: (i) prevailing commodity prices and exchange rates; (ii) projected capital and operating costs; (iii) other assumptions set forth in the Equinox Gold Technical Reports and the Calibre Technical Reports, respectively; (iv) prevailing regulatory, tax and environmental laws and regulations, including tariffs; (v) that there will be no significant events occurring outside of the normal course of business of Equinox Gold or Calibre; (vi) future costs of labour, materials and other supplies; and (vii) general economic, political and market conditions.

Forward-looking Information contained herein speaks only as of the date of this Circular. Equinox Gold believes that the expectations and assumptions reflected in such Forward-looking Information are reasonable and relevant based on information available as at the date of this Circular, but no assurance can be given that these expectations will prove to be correct.

Forward-looking Information and other information contained herein concerning mineral exploration, development and operations, and management's general expectations concerning such industries, are based on estimates prepared by Calibre and Equinox Gold using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Calibre and Equinox Gold believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While Calibre and Equinox Gold are not aware of any misstatements regarding any industry data presented herein, mineral exploration and development involves risk and uncertainties and industry data is subject to change based on various factors.

The Company cautions that Forward-looking Information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information contained in this Circular and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding, fires and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain and maintain all necessary permits, licenses and Regulatory Approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws, tariffs and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; and the potential failure by Bear Creek to meet its commitments to the Company; and risks inherent in the nature of the Arrangement, including:

MANAGEMENT INFORMATION CIRCULAR	Page 21

2025 Annual and Special Meeting of Shareholders

• the conditions to completion of the Arrangement, including receipt of all required Key Regulatory Approvals and Court approval may not be satisfied or waived by the Outside Date, or at all, which may result in the Arrangement not being completed;

• the Arrangement Agreement could be terminated by either Party under certain circumstances;

• if there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on Equinox Gold's financial condition and cash resources if the Arrangement is completed;

• Equinox Gold and Calibre will incur costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

• Equinox Gold and Calibre may fail to realize the anticipated benefits of the Arrangement;

• risks and unforeseen difficulties related to the integration of Equinox Gold's and Calibre's existing businesses, including that Equinox Gold Shareholders may be exposed to additional business risks not previously applicable to their investments in Equinox Gold Shares;

• Post-Arrangement Equinox Gold may not realize the benefits of its growth projects; and

• other risks and uncertainties discussed under the heading "Risk Factors".

Readers are cautioned that the foregoing lists of factors are not exhaustive and there may be other factors that could affect Equinox Gold, Calibre or Post-Arrangement Equinox Gold. Accordingly, undue reliance should not be placed on Forward-looking Information. With regard to the Forward-looking Information in Equinox Gold's and Calibre's documents incorporated by reference herein, please refer to the Forward-looking Information advisories in such documents in respect of the Forward-looking Information contained therein, the assumptions upon which they are based and the risk factors in respect of such Forward-looking Information.

Except as required by Law, Equinox Gold and Calibre do not undertake any obligation to publicly update or revise any Forward-looking Information. All Forward-looking Information contained in this Circular is expressly qualified by this cautionary statement and those made in each of Equinox Gold's and Calibre's respective filings with Canadian and United States securities regulatory authorities that are expressly incorporated by reference herein.

Non-IFRS Financial Measures

The financial statements of Equinox Gold and Calibre and historical financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS.

This Circular and certain of the documents incorporated by reference herein, refer to certain supplementary measures that are not defined by IFRS but are used by Equinox Gold to analyze and evaluate the results of Equinox Gold's business and are used as benchmarks for performance. The Company provides such non-IFRS measures because it believes that certain investors use them to evaluate the Company's performance. However, such measures do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies, including Calibre. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Such non-IFRS measures include cash cost, AISC, SCE, FCF, ROA and EBITDA.

Cash cost is a non-IFRS measure and includes total production cash costs incurred at the Company's mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures are added to the cash cost to calculate the AISC.

FCF is calculated as cash provided from operating activities, less purchases of mineral properties, plant and equipment, net deposits on long term assets, current income tax, plus back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company's growth through investments and capital expenditures.

MANAGEMENT INFORMATION CIRCULAR	Page 22

2025 Annual and Special Meeting of Shareholders

ROA, calculated by dividing net income by total assets, is a non-IFRS measure used by the Company to measures the return it generates on its assets.

SCE are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at Equinox Gold's projects and certain expenditures at Equinox Gold's operating sites which are deemed expansionary. SCE can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and tailings storage facility raises.

EBITDA is a non-IFRS measure and is calculated as net income before interest, taxes and depreciation and amortization. EBITDA is calculated by Equinox Gold as net income before interest expense, income tax expense and depreciation.

For additional information regarding non-IFRS measures, including reconciliations to the closest comparable IFRS measures, see "Non-GAAP Financial Measures" in the Annual Equinox Gold MD&A, which is available under Equinox Gold's SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov and is incorporated by reference in this Circular.

Note to U.S. Shareholders

Each of Equinox Gold and Calibre is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act, and this Circular has been prepared in accordance with the disclosure requirements of applicable Canadian Securities Laws. Accordingly, the solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act. As such, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate Laws and Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Equinox Gold Shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included or incorporated by reference in this Circular was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information included or incorporated by reference in this Circular is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Equinox Gold is organized under the laws of a jurisdiction other than the U.S., that some or all of its officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the U.S., and that all or a substantial portion of the assets of Equinox Gold, Calibre and such persons are located outside the U.S. As a result, it may be difficult or impossible for Equinox Gold Shareholders resident in the U.S. to effect service of process within the U.S. upon Equinox Gold or Calibre, their respective officers and directors or the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under U.S. Securities Laws. In addition, Equinox Gold Shareholders resident in the U.S. should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or the state-specific "blue sky" securities laws of any state within the U.S.; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or "blue sky" laws of any state within the U.S.

THE CONSIDERATION SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

MANAGEMENT INFORMATION CIRCULAR	Page 23

2025 Annual and Special Meeting of Shareholders

Exchange Rate Data

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for one Canadian dollar, expressed in United States dollars, as quoted by the Bank of Canada.

	Year ended December 31,
	2024	2023
	$	$
Closing	0.6950	0.7561
High	0.7510	0.7617
Low	0.6937	0.7207
Average	0.7302	0.7410

On March 18, 2025, the daily exchange rate as quoted by the Bank of Canada was C$1.00 = $0.6993 ($1.00 = C$1.4301).

MEETING AND VOTING INFORMATION

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting scheduled to be held in person at 1133 Melville Street, Suite 200, Vancouver, British Columbia, Canada on April 24, 2025 at 1:30 p.m. (Vancouver Time) and any adjournment or postponement thereof, for the purposes set forth in the Notice of Meeting.

The Meeting

The Meeting will be held in person. Registered Equinox Gold Shareholders and duly appointed proxyholders can attend the Meeting in person, where they can participate, vote, and submit questions during the Meeting.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the meeting via live webcast at https://www.equinoxgold.com/shareholder-events/, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

Solicitation of Proxies

Management of Equinox Gold may solicit your vote for this Meeting, and at any meeting that is reconvened if the Meeting is postponed or adjourned. Management's solicitation of proxies will be conducted without special compensation by mail, email, telephone or other personal contact by our directors, officers, and employees or by Computershare. Equinox Gold will bear the cost of soliciting proxies.

Equinox Gold is not aware of any items of business to be considered at the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

MANAGEMENT INFORMATION CIRCULAR	Page 24

2025 Annual and Special Meeting of Shareholders

Registered Holders

Voting by Proxy

Voting by proxy is the easiest way to vote. By using one of the methods outlined below to vote by proxy, you are authorizing your proxyholder to vote your shares at the Meeting, or to withhold your vote, according to your instructions. Greg Smith, President and CEO of Equinox Gold, and Peter Hardie, CFO of Equinox Gold, have agreed to act as the Equinox Gold management proxyholders for the Meeting. If you appoint the Management Proxyholders but do not provide instructions on how to vote, your shares will be voted FOR each of the items of business currently proposed for the Meeting.

Unless otherwise noted, the following instructions assume you are appointing the Management Proxyholders as your proxy.

If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your shares as they see fit. It is important that you provide voting instructions with your proxy form.

A proxy form will not be valid unless it is dated and signed by you, as the registered shareholder, or by your attorney with proof that they are authorized to sign, and completed according to the instructions set out in the proxy form. If you represent a registered shareholder who is a company or an association, your proxy form should have the seal of the company or association, if applicable, and must be executed by a duly authorized officer or an attorney.

If a proxy form is executed by an attorney for a registered shareholder who is an individual, or by an officer or attorney of a registered shareholder who is a company or association, the relevant attorney or officer must include the original authorization, or a notarized copy of the written authorization for the officer or attorney, with the proxy form.

Your vote must be registered, either by registering your proxy vote by phone or by internet or by depositing your completed proxy form with Computershare by 1:30 p.m. (Vancouver Time) on April 22, 2025, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in the province of British Columbia) before the time set for any adjournment or postponement of the Meeting (Proxy Deadline).

See "How can I Attend the Meeting?" in the "Questions & Answers - Questions Regarding the Meeting" section for further details.

How your Equinox Gold Shares will be Voted

Equinox Gold Shares represented by a properly executed proxy form will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the Equinox Gold Shareholder and where a choice with respect to any matter to be acted upon, such Equinox Gold Shares will be voted accordingly. In the absence of such direction, Equinox Gold Shares represented by a proxy in favour of the management designees named therein will be voted:

✓ FOR the Share Issuance Resolution

✓ FOR determining the number of directors to be elected to Equinox Gold's Board to be eight

✓ FOR the election of each Director Nominee

✓ FOR the appointment of KPMG LLP as Equinox Gold's auditor and authorizing the directors to fix their remuneration

✓ FOR the Equinox Gold Restricted Share Unit Plan amendment

✓ FOR approving non-binding advisory resolution on executive compensation

MANAGEMENT INFORMATION CIRCULAR	Page 25

2025 Annual and Special Meeting of Shareholders

The proxy form, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed as proxyholder thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. As at the date hereof, management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

Changing your Vote

A Registered Equinox Gold Shareholder who has returned a proxy form may revoke it by:

• completing and signing another proxy form with a later date and delivering it to Computershare as instructed on the proxy form so that it is received prior to the Proxy Deadline;

• voting again on the Internet or by phone at any time prior to the Proxy Deadline;

• delivering a written notice of revocation or other valid instrument in writing, signed by such Equinox Gold Shareholder or by his or her authorized representative, to: (i) the registered office of the Company at Suite 1501 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, at any time up to and including the last Business Day before the day of the Meeting; or (ii) the Chair of the Meeting at the Meeting;

• attending and voting at the Meeting (see "How can I Attend the Meeting?" in the "Questions & Answers - Questions Regarding the Meeting" section); or

• in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to such revocation.

Only Registered Equinox Gold Shareholders have the right to directly revoke a proxy. Beneficial Equinox Gold Shareholders that wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf in accordance with any requirements of such Intermediary.

Beneficial Holders

Generally, Beneficial Equinox Gold Shareholders who have not waived the right to receive Meeting Materials will be sent a VIF which must be completed, signed and returned by the Beneficial Equinox Gold Shareholder in accordance with the Intermediary's directions on the VIF. In some cases, such Beneficial Equinox Gold Shareholder will instead be given a proxy form which has already been signed by the Intermediary, which is restricted as to the number of Equinox Gold Shares beneficially owned by the Beneficial Equinox Gold Shareholder but which is otherwise not completed. This type of proxy form provided by the Intermediary does not need to be signed by the Beneficial Equinox Gold Shareholder but, to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under "Meeting and Voting Information - Registered Holders - Voting by Proxy" above.

The purpose of these procedures is to permit Beneficial Equinox Gold Shareholders to direct the voting of the Equinox Gold Shares that they beneficially own. Should a Beneficial Equinox Gold Shareholder wish to attend in person and vote at the Meeting (or have another person attend in person and vote on behalf of the Beneficial Equinox Gold Shareholder), the Beneficial Equinox Gold Shareholder should strike out the names of the persons named in the proxy and insert the Beneficial Equinox Gold Shareholder's name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the VIF.

Beneficial Equinox Gold Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF or proxy form is to be delivered.

Notice to U.S. Beneficial Holders

To attend and vote at the Meeting, you must first obtain a valid legal proxy form from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these proxy materials or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy form from your Intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy form to Computershare and by email to USlegalproxy@computershare.com. Requests for registration should be directed to:

MANAGEMENT INFORMATION CIRCULAR	Page 26

2025 Annual and Special Meeting of Shareholders

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario Canada  M5J 2Y1

Or

Email at: USlegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received no later than 1:30 p.m. (Vancouver Time) on April 22, 2025. You will receive a confirmation of your registration by email after Computershare receives your registration materials.

You may attend the Meeting in person at 1133 Melville Street, Suite 200, Vancouver, British Columbia, Canada to vote your Equinox Gold Shares during the Meeting on April 24, 2025 at 1:30 p.m. (Vancouver Time).

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the meeting via live webcast at https://www.equinoxgold.com/shareholder-events/, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

Additional Details

Delivery of Meeting Materials

We have arranged for Intermediaries to forward the Meeting Materials to Beneficial Equinox Gold Shareholders of record and we may reimburse such Intermediaries for their reasonable fees and disbursements in that regard.

There are two kinds of Beneficial Equinox Gold Shareholders - those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as "NOBOs", and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to "OBOs".

In accordance with the requirements of NI 54-101, the Company will distribute the Meeting Materials to Intermediaries and clearing agencies for onward distribution to all Beneficial Equinox Gold Shareholder. Intermediaries are required to forward the Meeting Materials to Beneficial Equinox Gold Shareholders unless a Beneficial Equinox Gold Shareholder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Beneficial Equinox Gold Shareholder. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 - Request for Voting Instructions made by Intermediary for the Meeting.

Voting Securities

As at the Record Date, the Company had issued and outstanding 456,062,878 fully paid and non-assessable Equinox Gold Shares, with each Equinox Gold Share carrying the right to one vote. The Company has no other classes of voting securities.

Holders of Equinox Gold Shares as at the Record Date who either attend the Meeting in person or who have completed and delivered a proxy form or VIF in the manner and subject to the provisions described under "Questions & Answers - Questions Regarding the Meeting" shall be entitled to vote or to have their Equinox Gold Shares voted at the Meeting.

MANAGEMENT INFORMATION CIRCULAR	Page 27

2025 Annual and Special Meeting of Shareholders

To the knowledge of the directors and officers of the Company, as of the Record Date, no person or company beneficially owned or exercised control or direction over, directly or indirectly, Equinox Gold Shares carrying more than 10% of the voting rights attached to all outstanding Equinox Gold Shares.

MANAGEMENT INFORMATION CIRCULAR	Page 28

2025 Annual and Special Meeting of Shareholders

SUMMARY

This summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules hereto and documents incorporated into this Circular by reference.

The Meeting

The Meeting is scheduled be held in person at 1133 Melville Street, Suite 200, Vancouver, British Columbia, Canada on April 24, 2025 at 1:30 p.m. (Vancouver Time). Equinox Gold Shareholders and duly appointed proxyholders (including Beneficial Equinox Gold Shareholders who have appointed themselves as proxyholder) can attend the Meeting in person and participate, vote, and submit questions during the Meeting.

Equinox Gold Shareholders, duly appointed proxyholders and guests are invited to watch the meeting via live webcast at https://www.equinoxgold.com/shareholder-events/, which is being provided for the purpose of viewing only. There will be no ability to vote via the webcast.

The Record Date for determining the Equinox Gold Shareholders entitled to receive notice of and to vote at the Meeting was March 18, 2025. Only Equinox Gold Shareholders of record as of the close of business (Vancouver Time) on the Record Date are entitled to receive notice of and to vote at the Meeting.

Parties to the Arrangement

Parties to the Arrangement

Equinox Gold

Equinox Gold is a growth-focused gold mining company operating entirely in the Americas, with six producing gold mines and a plan to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects.

The Equinox Gold Shares are listed on the TSX under the trading symbol "EQX" and on the NYSE American under the symbol "EQX".

See "Schedule "E" - Information Concerning Equinox Gold" for additional information regarding Equinox Gold.

Calibre

Calibre is a Canadian-listed, Americas focused, growing mid-tier gold producer with a pipeline of development and exploration opportunities. In October 2019, Calibre completed the acquisition of certain gold producing mining operations and now owns several operational open-pit and underground mines, two milling facilities and a portfolio of exploration and development properties in Nicaragua. In January 2022, Calibre completed the acquisition of Fiore Gold Ltd., and now owns the Pan Mine, a producing heap leach gold operation and the adjacent advanced development-stage Gold Rock Project in Nevada, USA, and the exploration stage Golden Eagle Project in Washington State, USA. In January 2024, Calibre completed the acquisition of Marathon Gold Corporation, and now owns the Valentine Gold Mine, a multi-million ounce advanced-stage gold development project located in Newfoundland & Labrador, Canada. Valentine Gold Mine is set to be Atlantic Canada's largest gold mine, with first gold production expected in mid-2025.

The Calibre Shares are listed on the TSX under the symbol "CXB" and are quoted on the OTCQX under "CXBMF".

MANAGEMENT INFORMATION CIRCULAR	Page 29

2025 Annual and Special Meeting of Shareholders

See "Schedule "F" - Information Concerning Calibre" for additional information regarding Calibre.

Post-Arrangement Equinox Gold

As a result of the Arrangement, Calibre will become a wholly-owned subsidiary of Equinox Gold. For further information concerning the business and operations of Post-Arrangement Equinox Gold. See "Schedule "G" - Information Concerning Post-Arrangement Equinox Gold".

Background to the Arrangement & Recommendations

Background to the Arrangement

The Arrangement and the provisions of the Arrangement Agreement are the result of arm's length negotiations among representatives of Calibre and Equinox Gold and their respective financial and legal advisors. See "Background to the Arrangement & Recommendations - Background to the Arrangement" for a detailed summary of the background to the Arrangement and the events leading up to execution of the Arrangement Agreement and the public announcement of the proposed Arrangement.

Recommendation of the Board

After careful consideration, the Equinox Gold Board determined, in consultation with its legal and financial advisors and based in part on the BMO Fairness Opinion, that the Arrangement is in the best interests of Equinox Gold and unanimously recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution. The determination of the Equinox Gold Board is based on various factors described more fully in the Circular. See "Background to the Arrangement & Recommendations - Recommendation of the Board".

Reasons for the Arrangement

In unanimously determining that the Arrangement is in the best interests of Equinox Gold, that the Consideration is fair to Equinox Gold and in supporting the Arrangement generally, the Equinox Gold Board considered and relied on a number of principal factors, including, among others, factors relating to: (i) the combination of quality assets; (ii) the highly complementary and diversified portfolio of Post-Arrangement Equinox Gold; (iii) organic growth potential; (iv) geographical diversification in mining-friendly jurisdictions; (v)  immediate increase to production and cash flow; (vi) an industry-leading team; (vii) increased market capitalization; and (viii) participation by both companies' shareholders in the combined operations and growth projects. In the course of its deliberations, the Equinox Gold Board also considered the various procedural and qualitative safeguards provided by the terms of the Arrangement Agreement to protect the interests of Equinox Gold and Equinox Gold Shareholders. See "Background to the Arrangement & Recommendations - Reasons for the Arrangement" for a more detailed description of these and other factors and procedural safeguards.

Financial Advisors

BMO Fairness Opinion

Equinox Gold retained BMO Capital Markets to deliver an opinion to the Equinox Gold Board as to whether the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to the Company. BMO Capital Markets has delivered the BMO Fairness Opinion to the Equinox Gold Board concluding that, as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold.

MANAGEMENT INFORMATION CIRCULAR	Page 30

2025 Annual and Special Meeting of Shareholders

The full text of the BMO Fairness Opinion, setting out among other things, the assumptions made, matters considered, information reviewed and limitations and qualifications on the review undertaken by BMO Capital Markets in connection with the BMO Fairness Opinion, is attached as "Schedule "C" - BMO Fairness Opinion" to this Circular. The summary of the BMO Fairness Opinion described in this Circular is qualified in its entirety by the full text of the BMO Fairness Opinion. See "Background to the Arrangement & Recommendations - Financial Advisors".

GenCap Mining Advisory Engagement

Equinox Gold retained GenCap Mining as financial advisor in connection with the evaluation of a potential transaction with Calibre. GenCap Mining acted as financial advisor to Equinox Gold to perform such financial advisory and investment banking services as are customary in transactions similar to the Arrangement, including assisting Equinox Gold in analyzing, structuring and negotiating the Arrangement with Calibre. See "Background to the Arrangement & Recommendations - Financial Advisors".

The Arrangement

Effects of the Arrangement

The purpose of the Arrangement is to effect the business combination of Equinox Gold and Calibre. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, among other things, Equinox Gold will acquire all of the issued and outstanding Calibre Shares and Calibre will become a wholly-owned subsidiary of Equinox Gold. See "The Arrangement - Effects of the Arrangement".

Calibre RSU and PSU

All Calibre RSU and Calibre PSU outstanding at the Effective Time (whether vested or unvested) will immediately vest and settle in Calibre Shares immediately prior to the Arrangement. Such Calibre Shares will be exchanged for Equinox Gold Shares as described below. See "The Arrangement - Effects of the Arrangement - Calibre RSU and PSU".

Calibre SAR

All Calibre SAR outstanding at the Effective Time (whether vested or unvested) will be transferred to Calibre and cancelled in exchange for a cash payment by Calibre (using Calibre's own funds) equal to the fair market value of the corresponding number of Calibre Shares immediately before the Effective Time. See "The Arrangement - Effects of the Arrangement - Calibre SAR".

Calibre Shares

Under the terms of the Arrangement, each Calibre Share outstanding at the Effective Time (excluding any Calibre Shares held by Dissenting Shareholders, but including any Calibre Shares issued upon conversion of the Calibre RSU and Calibre PSU pursuant to the Plan of Arrangement) will be deemed to be transferred to Equinox Gold in exchange for the Consideration. The Exchange Ratio implies a consideration of approximately C$3.00 per Calibre Share based on the closing price of the Equinox Gold Shares of C$9.69 on the TSX on February 21, 2025 (being the last trading day prior to the announcement of the Arrangement).

Each Calibre Share held by Dissenting Shareholders will be deemed to have been transferred to Calibre (free and clear of any encumbrances), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as a Calibre Shareholder other than the right to be paid the fair value for their Calibre Shares by Calibre.

See "The Arrangement - Effects of the Arrangement - Calibre Shares".

MANAGEMENT INFORMATION CIRCULAR	Page 31

2025 Annual and Special Meeting of Shareholders

Calibre Options

Pursuant to the Plan of Arrangement, each Calibre Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option to acquire the number of Equinox Gold Shares (rounded down to the nearest whole number) equal to the product of: (A) the number of Calibre Shares subject to such Calibre Option immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, at an exercise price per Equinox Gold Share (rounded up to the nearest whole cent) equal to the quotient of: (M) the exercise price per Calibre Share subject to each such Calibre Option immediately prior to the Effective Time, divided by (N) the Exchange Ratio, exercisable until the original expiry date of such Calibre Option, except that the term of any Replacement Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox Gold or Calibre following thirty days after the Effective Time shall be the lesser of (Y) the current expiry date of the Calibre Option; and (Z) the date that is twelve months following the Effective Time, and subject to the additional terms set out in the Plan of Arrangement.

See "The Arrangement - Effects of the Arrangement - Calibre Options".

Other Calibre Convertible Securities

All Calibre Warrants, Calibre Notes and Legacy Marathon Options will continue in accordance with their respective terms and, following the consummation of the Arrangement, become convertible or exercisable, as applicable, into the number of Equinox Gold Shares adjusted pursuant to their terms, the Exchange Ratio, and the Plan of Arrangement.

See "The Arrangement - Effects of the Arrangement - Other Calibre Convertible Securities".

Equinox Gold Shares

If the Arrangement is completed, the actual number of Equinox Gold Shares that will be issued on the Effective Date will depend on the number of Calibre Shares issued and outstanding on the Effective Date, which will be affected by the number of Calibre PSU and RSU exchanged into Calibre Shares prior to the Effective Time. Additional Equinox Gold Shares will be issued upon conversion or exercise, as applicable, of the Calibre Convertible Securities.

Equinox Gold anticipates that immediately following the completion of the Arrangement, current Equinox Gold Shareholders and former Calibre Shareholders will own approximately 63% and 37% of the outstanding Equinox Gold Shares, respectively, assuming that: (i) there are no Dissenting Shareholders; (ii) prior to the Effective Date, no Equinox Gold Shares are issued pursuant to any outstanding Equinox Gold Options or other entitlements or rights to acquire Equinox Gold Shares; and (iii) no Equinox Gold Shares are issued at the Effective Time upon conversion or exercise of outstanding Calibre Convertible Securities.

See "The Arrangement - Effects of the Arrangement - Equinox Gold Shares".

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 288 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(i) the Arrangement Resolution must be approved by the requisite majorities of Calibre Securityholders at the Calibre Meeting in the manner required by the Interim Order and applicable Laws;

(ii) the Share Issuance Resolution must be approved by the requisite majority of Equinox Gold Shareholders at the Meeting in the manner required by applicable Laws;

(iii) the Arrangement must be approved by the Court pursuant to the Final Order;

MANAGEMENT INFORMATION CIRCULAR	Page 32

2025 Annual and Special Meeting of Shareholders

(iv) all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate Party; and

(v) the Final Order and related documents, in the form prescribed by the BCBCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all. See "Risk Factors - Risk Factors Relating to the Arrangement".

Required Approvals

Shareholder Approvals

Equinox Gold Shareholder Approval

Pursuant to section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of an issuer's outstanding securities on a non-diluted basis in connection with an acquisition. At the Meeting, Equinox Gold Shareholders will be asked to approve the Share Issuance Resolution authorizing the issuance of up to 296,838,303 Equinox Gold Shares in connection with the Arrangement, representing approximately 63% of the 456,062,878 issued and outstanding Equinox Gold Shares as of the Record Date (on a non-diluted basis).

Accordingly, the TSX requires that the Share Issuance Resolution be approved at the Meeting by a simple majority of the votes cast on the Share Issuance Resolution by Equinox Gold Shareholders present or represented by proxy at the Meeting. If the Share Issuance Resolution is not approved by Equinox Gold Shareholders, the Company will not be able to satisfy the listing requirements of the TSX, and the Arrangement will not proceed.

The Equinox Gold Board unanimously recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution.

The full text of the Share Issuance Resolution is set out in "Schedule "A" - Share Issuance Resolution".

Calibre Securityholder Approval

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Calibre Meeting.

Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved at the Calibre Meeting by at least: (i) 66 ⅔% of the votes cast by all Calibre Shareholders present in person or represented by proxy and entitled to vote at the Calibre Meeting; (ii) 66 ⅔% of the votes cast by Calibre Securityholders (voting as a single class) present in person or represented by proxy and entitled to vote at the Calibre Meeting; and (iii) a simple majority of votes cast by the Calibre Shareholders present in person or represented by proxy at the Calibre Meeting, voting as a single class, excluding (in respect of (iii) only), those votes attached to Calibre Shares held by persons required to be excluded pursuant to MI 61-101.

See "The Arrangement - Required Approvals- Shareholder Approvals - Calibre Securityholder Approval".

Court Approvals

On March 24, 2025, Calibre obtained the Interim Order providing for the calling and holding of the Calibre Meeting and other procedural matters.

MANAGEMENT INFORMATION CIRCULAR	Page 33

2025 Annual and Special Meeting of Shareholders

The BCBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement and the Interim Order, if the Share Issuance Resolution and the Arrangement Resolution are approved at the Meeting and the Calibre Meeting, respectively, Calibre intends to make an application to the Court for the Final Order. The Court hearing in respect of the Final Order is expected to take place on April 29, 2025, or as soon thereafter as counsel may be heard.

See "The Arrangement - Required Approvals- Court Approvals".

Stock Exchange Listings

As soon as practicable following completion of the Arrangement, the Company intends to apply to applicable Canadian securities regulators to have Calibre cease to be a reporting issuer and to have the Calibre Shares delisted from the TSX and removed from quotation on the OTCQX.

Equinox Gold has applied to list and post for trading the Consideration Shares on the TSX and NYSE American, and has received conditional approval from the TSX. It is a condition to completion of the Arrangement that the TSX will have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions.

See "The Arrangement - Required Approvals - Stock Exchange Listings".

Securities Laws Matters

Canada

The Equinox Gold Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be "freely tradable" and the resale of such Equinox Gold Shares will be exempt from the prospectus requirements (and not subject to any "restricted period" or "hold period") under applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined under applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for Equinox Gold Shares; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Equinox Gold, the selling securityholder has no reasonable grounds to believe that Equinox Gold is in default of securities legislation.

See "The Arrangement - Securities Laws Matters - Canada".

United States

A general overview of certain requirements of U.S. Securities Laws that may be applicable to Calibre Shareholders is set out in this Circular under the heading "The Arrangement - Securities Laws Matters - United States". All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws.

Subject to obtaining the Final Order, the issuance of the Consideration Shares to Calibre Shareholders in exchange for the Calibre Shares and the issuance of Replacement Options to Calibre Optionholders in exchange for the Calibre Options, in each case pursuant to the Arrangement, will not be registered under the 1933 Act and will be issued by Equinox Gold pursuant to the Section 3(a)(10) Exemption. Certain restrictions on resale under U.S. Securities Laws, including, as applicable, Rule 144, may be applicable with respect to securities issued to affiliates of Equinox Gold. However, the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Equinox Gold Shares issuable upon exercise of any Replacement Options may not be issued in reliance upon the Section 3(a)(10) Exemption and such Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities Laws or pursuant to a registration statement under the 1933 Act. Any other securities of Calibre that remain outstanding following the completion of the Arrangement are not relying on the Section 3(a)(10) Exemption and may only be exercised or converted pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities Laws or pursuant to a registration statement under the 1933 Act.

MANAGEMENT INFORMATION CIRCULAR	Page 34

2025 Annual and Special Meeting of Shareholders

See "The Arrangement - Securities Laws Matters - United States".

The Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, a copy of which can be found under Equinox Gold's SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and in accordance with the Plan of Arrangement, the full text of which is attached as "Schedule "B" - Plan of Arrangement" to this Circular. A summary of certain key terms of the Arrangement Agreement is provided under "The Arrangement Agreement" and is qualified in its entirety by the full text of the Arrangement Agreement.

In addition to certain covenants, representations and warranties made by each of Calibre and Equinox Gold in the Arrangement Agreement, each Party has provided certain non-solicitation covenants, agreeing not to solicit, promote, facilitate or knowingly encourage an Acquisition Proposal from any third party. However, a Party may, prior to obtaining the Equinox Gold Shareholder Approval or the Calibre Securityholder Approval, as applicable, respond to an Acquisition Proposal that constitutes or could reasonably be excepted to lead to a Superior Proposal, subject to the other Party's right to match any such Superior Proposal within five Business Days.

The Arrangement Agreement may be terminated by mutual written consent of Calibre and Equinox Gold and by each Party in certain circumstances as more particularly set forth in the Arrangement Agreement, including the failure to obtain the requisite Equinox Gold Shareholder Approval or the Calibre Securityholder Approval. Subject to certain limitations, each Party may also terminate the Arrangement Agreement if the Arrangement Agreement is not consummated by the Outside Date, which date can be extended by written agreement of the Parties.

In certain circumstances, Calibre or Equinox Gold, as applicable, will be required to pay the other Party a termination fee equal to $85 million, in respect of a Calibre Termination Fee Event and $145 million, in respect of an Equinox Gold Termination Fee Event. In addition to the other rights and remedies of the Parties under the Arrangement Agreement, each Party may be required to reimburse the other for certain costs and expenses up to a maximum of $2 million in certain circumstances.

See "The Arrangement Agreement" for a more detailed summary of the material terms of the Arrangement Agreement.

Voting Support Agreements

Equinox Gold Voting Support Agreements

Each of the directors and senior officers of Equinox Gold, who collectively hold 28,221,548 Equinox Gold Shares or approximately 6.2% of the issued and outstanding Equinox Gold Shares as at the Record Date, have entered into an Equinox Gold Voting Support Agreement with Calibre pursuant to which each such individual has agreed to, among other things, vote all Equinox Gold Shares beneficially owned by them in favour of the Share Issuance Resolution, subject to the terms and conditions of such agreements.

MANAGEMENT INFORMATION CIRCULAR	Page 35

2025 Annual and Special Meeting of Shareholders

Calibre Voting Support Agreements

Equinox Gold has entered into Calibre Voting Support Agreements with each of the directors and senior officers of Calibre who own Calibre Shares and/or Calibre Options, pursuant to which each such individual has agreed to, among other things, vote all Calibre Shares and/or Calibre Options beneficially owned by them in favour of the Arrangement Resolution, subject to the terms and conditions of such agreements. As of the Record Date, these directors and senior officers collectively beneficially owned or exercised control or direction over 18,871,321 Calibre Shares or approximately 2.2% of the issued and outstanding Calibre Shares.

See "Voting Support Agreements".

Risk Factors

Equinox Gold Shareholders voting in favour of the Share Issuance Resolution will be choosing to endorse the proposed acquisition of all the issued and outstanding Calibre Shares by Equinox Gold. The Arrangement involves risks. The following is a list of certain risk factors associated specifically with the Arrangement and which Equinox Gold Shareholders should carefully consider in evaluating whether to approve the Share Issuance Resolution:

• the conditions to completion of the Arrangement, including receipt of all required Key Regulatory Approvals and Court approval may not be satisfied or waived by the Outside Date, or at all, which may result in the Arrangement not being completed;

• the Arrangement Agreement could be terminated by either Party under certain circumstances;

• if there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on Equinox Gold's financial condition and cash resources if the Arrangement is completed;

• Equinox Gold and Calibre will incur costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;

• Equinox Gold and Calibre may fail to realize the anticipated benefits of the Arrangement;

• risks and unforeseen difficulties related to the integration of Equinox Gold's and Calibre's existing businesses, including that Equinox Gold Shareholders may be exposed to additional business risks not previously applicable to their investments in Equinox Gold Shares; and

• Post-Arrangement Equinox Gold may not realize the benefits of its growth projects.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Circular, including under the heading "Risk Factors".

If the Arrangement is completed, Equinox Gold will become subject to certain risks involved with Calibre's business. In addition, whether or not the Arrangement is completed, Equinox Gold will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see "Risk Factors" in the Calibre AIF and the Equinox Gold AIF, respectively, each of which are incorporated by reference in this Circular and are available on SEDAR+ at www.sedarplus.ca, and in the case of the Equinox Gold AIF, also on EDGAR at www.sec.gov.

MANAGEMENT INFORMATION CIRCULAR	Page 36

2025 Annual and Special Meeting of Shareholders

BACKGROUND TO THE ARRANGEMENT & RECOMMENDATIONS

On February 23, 2025, Equinox Gold entered into the Arrangement Agreement with Calibre, which sets out the terms and conditions for the implementation of the Arrangement, which will be effected by way of the Plan of Arrangement. Pursuant to the Arrangement, Equinox Gold will acquire all the issued and outstanding Calibre Shares in exchange for the Consideration of 0.31 of an Equinox Gold Share.

Background to the Arrangement

The Arrangement Agreement is the result of arm's length negotiations among representatives of Equinox Gold and Calibre and their respective financial and legal advisors. The following is a summary of the material events that preceded the execution and public announcement of the Arrangement.

As part of its strategy of creating the Premier Americas gold producer, the Company regularly considers opportunities to acquire other companies, producing mines and/or development projects that fit the Company's portfolio. It also engages in informal discussions with other intermediate gold companies on potential opportunities, as a matter of regular and normal course. In the spring of 2024, management of Equinox Gold, was focused on assessing opportunities relating to Canadian assets as it was considering acquisition of Orion's 40% interest in Greenstone. It was during this time that management began to evaluate the mining projects of Calibre and began deliberations as to whether a transaction could be in the best interests of Equinox Gold.

On June 3, 2024, Ross Beaty and Blayne Johnson, the respective Chairpersons of Equinox Gold and Calibre, met to socialize the prospect of combining the two companies, which precipitated four follow-on meetings. On July 24, 2024, Messrs. Johnson, Beaty and Doug Forster, the lead director of Calibre, met to further explore the opportunity. On August 2, 2024, Mr. Beaty met with Darren Hall, the President and Chief Executive Officer of Calibre, for an initial introduction. On August 8, 2024, Greg Smith met with Messrs. Johnson and Forster, to discuss the idea of a business combination. Finally, on August 19, 2024, Messrs. Hall and Smith met for an initial introduction.

During the Denver Gold Forum Americas, on September 16, 2024, Messrs. Johnson, Forster and Beaty met again to further explore the potential of combining the two companies. It was agreed that the two companies execute the Confidentiality Agreement to enable the Parties to share confidential information and facilitate visits to each other's Canadian operations. On September 25, 2024, the Parties entered into the Confidentiality Agreement.

On September 25, 2024, Mr. Beaty visited the Valentine Gold Mine, and on September 27, 2024, Messrs. Johnson and Forster visited the Greenstone Mine. Following these site visits, Messrs. Johnson, Forster and Beaty met again on October 4, 2024 to discuss the impressions from the initial site visits and the prospect of combining the two companies. At the meeting overall due diligence, timelines, and management roles and responsibilities were discussed.

On October 4, 2024, Equinox Gold initially engaged GenCap Mining to provide financial advisory services in connection with a potential transaction with Calibre.

On November 6, 2024, management of Equinox Gold advised the Equinox Gold Board of the ongoing discussions with Calibre and the engagement of GenCap Mining. The Equinox Gold Board deliberated on the possibility of undertaking a transaction with Calibre. The Equinox Gold Board authorized management to continue discussions.

On November 20, 2024, Equinox Gold granted Calibre's advisors access to a virtual data room containing additional information regarding Equinox Gold, and its advisors commenced further due diligence. Similarly, on November 20, 2024, Calibre granted Equinox Gold's advisors access to a virtual data room containing additional information regarding Calibre. Equinox Gold retained local counsel in Nicaragua to assist with its legal due diligence review in connection with Calibre's mining assets in Nicaragua. Equinox Gold, in conjunction with its financial, technical and legal advisors commenced a detailed due diligence review of Calibre, which continued throughout the period leading up to the signing of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 37

2025 Annual and Special Meeting of Shareholders

On November 23, 2024, Messrs. Hall and Smith met face to face in London, England to further discuss the potential business combination and begin coordination of diligence processes including the consolidation of financial models, company liquidity and setting the framework for upcoming site visits.

On November 26, 2024, various members of the Equinox Gold management team met with Daniella Dimitrov (Senior Vice President and Chief Financial Officer at Calibre) and Tom Gallo (Senior Vice President, Strategy and Growth at Calibre) to discuss, among other things, financial models, capital structures, indebtedness of both Parties, financing flexibility, and various aspects of the ongoing due diligence processes conducted by both Parties.

On December 3, 2024, Messrs. Hall and Smith met again to discuss the proposed business combination and the ongoing technical, legal, financial, and tax due diligence.

On December 4, 2024, four members of Calibre's management team including Messrs. Hall and Gallo embarked on a 4-day technical visit to Equinox's Brazilian assets. The group visited Aurizona, Santa Luz and Fazenda.

On January 5, 2025, Messrs. Hall and Beaty met to discuss the proposed business combination, focusing on feedback from the reciprocal site visits and roles and responsibilities moving forward. On January 6, 2025, Peter Hardie, the Chief Financial Officer of Equinox Gold, met with Mr. Johnson and Ms. Dimitrov to discuss Calibre's financing alternatives including the potential of Equinox Gold making an investment in Calibre concurrent with the Arrangement.

From January 5 to 9, 2025, Equinox Gold attended a site visit to Calibre's Nicaraguan operations, and from January 11 to 12, 2025, Equinox Gold attended a site visit to the Valentine Gold Mine. On January 16, 2025, Messrs. Hall and Gallo, together with technical advisors for Calibre, attended a site visit to the Greenstone Mine.

On January 9, 2025, Equinox Gold retained BMO Capital Markets as financial advisor to provide financial advisory and investment banking services in connection with the proposed Arrangement with Calibre, including, if requested, to provide a fairness opinion.

During January 2025, the Parties and their financial advisors held a number of meetings to discuss the potential business combination, the results of ongoing due diligence including site visits, remaining due diligence items, timelines, financial models, capital structures, indebtedness and financial flexibility. Towards the end of January, the possibility of Calibre completing an unsecured convertible note financing with limited covenant and event of default provisions consistent with unsecured debt was discussed. It was proposed that such financing could be anchored by Vestcor, a strategic investor interested in the long-term growth prospects of Calibre. Trinity initially approached Vestcor to obtain proposed terms for the potential Concurrent Financing. These discussions ultimately led to the inclusion of Equinox Gold and Trinity investing alongside Vestcor in the Concurrent Financing, subject to the Arrangement Agreement.

On January 29, Mr. Smith and Mr. Hardie attended a site visit at Valentine Gold Mine and on January 30 and February 1, 2025, Equinox Gold representatives attended an additional site visit in Nicaragua, which included Messrs. Beaty, Smith and Hardie. On February 3, 2025, Messrs. Johnson, Forster, Hall, Beaty and Smith and representatives from Trinity and GenCap met to discuss key topics relating to a proposed business combination between the Parties. It was noted that Calibre would wall-cross National Bank in connection with the proposed business combination.

On the afternoon of February 3, 2025, Blakes provided counsel to Calibre with a preliminary draft of the Arrangement Agreement and a proposed 45-day exclusivity agreement for the Parties. The initial draft of the Arrangement Agreement was generally reciprocal, including with respect to "fiduciary out" provisions and representations and warranties. This initial draft omitted Termination Fees, the Exchange Ratio, a proposal regarding the treatment of outstanding Calibre Convertible Securities, and a draft of the Plan of Arrangement. Starting on February 3, 2025, the Calibre and Equinox Gold transaction teams, assisted by their respective legal and financial advisors, commenced intensive negotiations of the Arrangement Agreement and related documents. In addition, several meetings took place between the Parties in early February to discuss the prospect of exclusivity, and to advance discussions on the business combination and the timing thereof.

MANAGEMENT INFORMATION CIRCULAR	Page 38

2025 Annual and Special Meeting of Shareholders

On February 6, 2025, representatives of Calibre and Equinox Gold held a technical due diligence review call relating to the Nicaraguan assets of Calibre.

Following internal discussions between Equinox Gold's management team and Blakes as to the anticipated commercial terms of the Concurrent Financing and benefit in pursuit of the Arrangement, occurring between January 24, 2025 and February 19, 2025, Equinox Gold determined that it would be in its best interests to participate in the Concurrent Financing and it advised Calibre of such intent, subject to settling of proposed terms and the entering into of the Arrangement Agreement.

On February 10, 2025, the Parties entered into an exclusivity agreement pursuant to which each Party agreed to deal and negotiate exclusively with the other Party in respect of the Arrangement for a period of 15 days, provided that Calibre would not be restricted from engaging in any activity that related to new financing for Calibre of up to US$100 million.

On February 11, 2025, Blakes received preliminary comments on the draft Arrangement Agreement from Calibre's counsel, and Equinox Gold's management team and Blakes began considering outstanding deal terms.

On February 14, 2025, Calibre was advised that certain additional technical due diligence questions had been raised by Equinox Gold's technical advisors in relation to the Valentine Gold Mine which were satisfactorily addressed by management of Calibre.

On the evening of February 14, 2025, Mr. Beaty received the draft form of Calibre Note from Mr. Johnson, after which Equinox Gold's management team and Blakes began a preliminary review, providing initial comments to Calibre on February 19, 2025.

On February 18, 2025, the Equinox Gold Board met with its legal and financial advisors to discuss the proposed transaction. Blakes advised the Equinox Gold Board of its fiduciary duties in respect of the proposed transaction. The financial advisors provided the Equinox Gold Board with a detailed analysis of the proposed transaction including: (i) an overview and perspectives on each of Equinox Gold and Calibre; (ii) an overview of precedent transactions for precious metals companies; (iii) the rationale for a proposed combination of the Parties, including various risks associated with the proposed transaction and alternatives available to the Equinox Gold Board; (iv) various perspectives on the combined company following the transaction including production, capital structure, liquidity and leverage profile. The Equinox Gold Board asked several questions to management, legal counsel and the financial advisors and all questions were answered to the satisfaction of the Equinox Gold Board. The Equinox Gold Board indicated to management of Equinox Gold that it was supportive of the proposed transaction based on the preliminary information that it had considered and that it would consider the proposed transaction further at its next meeting on February 23, 2025.

On February 18, 2025, Mr. Beaty advised Mr. Johnson that the Equinox Gold Board had indicated at a meeting that it was supportive of the transaction, subject to agreement to terms of the transaction and receiving presentations from its legal and financial advisors at a meeting of the Equinox Gold Board to be held on February 23, 2025.

Various calls took place between the Parties, their financial advisors and their legal counsels during the week of February 17, 2025 in connection with the Arrangement Agreement and the Concurrent Financing.

MANAGEMENT INFORMATION CIRCULAR	Page 39

2025 Annual and Special Meeting of Shareholders

On February 22, 2025, Equinox Gold executed an engagement letter with (i) GenCap Mining, confirming the engagement of GenCap Mining as a financial advisor in connection with the proposed Arrangement, such engagement letter replaced the prior letter dated October 4, 2024; and (ii) BMO Capital Markets, effective January 9, 2025, engaging BMO Capital Markets as a financial advisor in connection with the evaluation of the Arrangement, and requested that BMO Capital Markets provide the Board with a fairness opinion in respect of the Arrangement.

On February 23, 2025 the Equinox Gold Board met to consider the merits of the Arrangement and final terms and conditions of the Arrangement Agreement, including the Termination Fee, the Exchange Ratio and the other proposed terms of the Arrangement Agreement and Plan of Arrangement. In conjunction with this meeting, Equinox Gold management presented their final conclusions and analyses of the Arrangement and received reports as to the results of financial and legal due diligence. At this meeting, BMO Capital Markets delivered a presentation to the Equinox Gold Board on the work undertaken and the methodologies considered for the purposes of preparing the BMO Fairness Opinion and provided an oral fairness opinion, subsequently confirmed in writing, that as of February 23, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. The Equinox Gold Board received advice from Blakes regarding their fiduciary duties, the process of negotiating the Arrangement Agreement and the related transaction documents, and a summary of the final terms and conditions of the Arrangement.

Following receipt of the oral BMO Fairness Opinion, advice from GenCap Mining, and advice from legal counsel, the Equinox Gold Board deliberated and considered the proposed terms and conditions of the Arrangement, including the financial terms, the Termination Fee and the Expense Reimbursement. After deliberations, the Equinox Gold Board unanimously determined that the Arrangement was in the best interests of Equinox Gold and agreed to unanimously approve the entering into of the Arrangement Agreement, the Calibre Voting Support Agreements, the Equinox Voting Support Agreements, Calibre Notes and subscription agreement in connection with the Concurrent Financing, and related matters.

Equinox Gold and Calibre executed the Arrangement Agreement, the Calibre Voting Support Agreements, the Equinox Voting Support Agreements and the subscription agreements for the Concurrent Financing on February 23, 2025, and both companies jointly announced the Arrangement Agreement and the Concurrent Financing on February 23, 2025.

On March 4, 2025, Calibre closed the Concurrent Financing.

Reasons for the Arrangement

In the course of its evaluation of the Arrangement and in reaching the Equinox Gold Board Recommendation, the Equinox Gold Board consulted with the Company's senior management, its financial advisors and its legal counsel, and considered a number of strategic, financial and operational factors and potential benefits and risks of the Arrangement, including, without limitation, those listed below, and in light of the Equinox Gold Board's knowledge of the business, financial condition and prospects of Equinox Gold.

The following is a summary of certain primary factors considered and relied upon by the Equinox Gold Board in reaching its unanimous recommendation that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution:

• A major diversified gold producer in the Americas. Potential for more than 1.2 million ounces of annual gold production from a portfolio of mines in five countries, anchored by two large Canadian gold mines.1

____________________________________________
1 Mid-point of Equinox Gold and Calibre 2025 guidance plus 65,000 ounces with Greenstone at capacity and 200,000 with Valentine at capacity. Does not include any production from Equinox Gold's Los Filos mine or either company's expansion projects.

MANAGEMENT INFORMATION CIRCULAR	Page 40

2025 Annual and Special Meeting of Shareholders

• The second largest producer of gold from Canada. Greenstone Mine and Valentine Gold Mine, two new long-life, low-cost, open-pit gold mines, are expected to produce collectively approximately 590,000 ounces of gold per year when operating at capacity.2

• Substantial free cash flow. Immediate increase in production at record high gold prices drives superior free cash flow and accelerates the ability of Post-Arrangement Equinox Gold to deleverage.

• Exceptional growth profile. Additional production growth from the ramp up of Valentine Gold Mine and a pipeline of development and expansion projects.

• Significant re-rate potential based on valuation of peers. Greater scale, lower risk, near-term production growth, and superior free cash flow relative to peers, providing significant revaluation potential.

• An industry-leading team. Proven track record of shareholder value creation led by Ross Beaty, Blayne Johnson and Doug Forster, who will all serve on the Board of Directors of Post-Arrangement Equinox Gold.

• Increased market capitalization. Post-Arrangement Equinox Gold will have a market capitalization of approximately C$7.7 billion (on a non-diluted basis, based on the closing prices of Equinox Gold Shares and Calibre Shares on the Toronto Stock Exchange on February 21, 2025, the last trading day prior to the announcement of the Arrangement). The Equinox Gold Board anticipates that the Arrangement will elevate Post-Arrangement Equinox Gold within its peer group as the result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to institutional shareholders, increased index inclusion, expanded research coverage and improved trading liquidity.

• Participation by both companies' shareholders in the combined operations and growth projects. Through ownership of Equinox Gold Shares, both companies' shareholders will continue to participate in the opportunities associated with Post-Arrangement Equinox Gold's operating assets and growth properties, and will benefit from a lower cost of capital and lower risk profile for the business. Following completion of the Arrangement, assuming that: (i) there are no Dissenting Shareholders; (ii) prior to the Effective Date, no Equinox Gold Shares are issued pursuant to any outstanding Equinox Gold Options or other entitlements or rights to acquire Equinox Gold Shares; and (iii) no Equinox Gold Shares are issued at the Effective Time upon conversion or exercise of outstanding Calibre Convertible Securities, existing Equinox Gold Shareholders will hold approximately 63% and former Calibre Shareholders will own approximately 37% of the issued and outstanding Equinox Gold Shares (on a non-diluted basis).

• Support of directors and officers of Equinox Gold and Calibre. The Arrangement is supported by each of the directors and senior officers of Equinox Gold, who collectively hold approximately 28,221,548 Equinox Gold Shares or 6.2% of the issued and outstanding Equinox Gold Shares as at the Record Date and have agreed to vote such Equinox Gold Shares in favour of the Share Issuance Resolution (as defined below) at the Meeting. In addition, each of the directors and executive officers of Calibre who own Calibre Shares, who collectively hold 18,871,321 Calibre Shares or approximately 2.2% of the issued and outstanding Calibre Shares as of the Record Date, have agreed to vote such Calibre Shares in favour of the Arrangement at a special meeting of Calibre Securityholders. See "Voting Support Agreements".

• Fairness opinion. Equinox Gold engaged BMO Capital Markets as a financial advisor and to deliver a fairness opinion with respect to the fairness of the Consideration to be provided by Equinox Gold pursuant to the Arrangement, the full text of which is attached as "Schedule "C" - BMO Fairness Opinion" to this Circular. The Equinox Gold Board considered the BMO Fairness Opinion to the effect that, as of February 23, 2025, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold. See "Background to the Arrangement & Recommendations - Financial Advisors - BMO Fairness Opinion".

____________________________________________
2 Average annual production based on the most recent technical reports for each project. See Equinox Gold's website for a copy of the Greenstone technical report and Calibre's website for a copy of the Valentine technical report.

MANAGEMENT INFORMATION CIRCULAR	Page 41

2025 Annual and Special Meeting of Shareholders

In the course of its deliberations, the Equinox Gold Board also considered the various procedural and qualitative safeguards provided by the terms of the Arrangement Agreement to protect the interests of Equinox Gold and Equinox Gold Shareholders, including:

• Shareholder approval. The Share Issuance Resolution must be approved by a simple majority of the votes cast on the Share Issuance Resolution by Equinox Gold Shareholders, being all votes cast by Equinox Gold Shareholders and duly appointed proxyholders in person at, or by proxy prior to, the Meeting. See "The Arrangement - Required Approvals - Shareholder Approvals".

• Extensive due diligence. Equinox Gold, including its management and technical services team, with assistance from outside financial, technical, security and legal advisors, completed a detailed diligence review of Calibre, including its material assets and projects, including site visits to the Valentine Gold Mine and Calibre's Nicaraguan properties, and was satisfied by such review.

• Deal protections and right to match. The Arrangement Agreement provides express limitations on Calibre's ability to solicit interest from third parties, and in addition, provides that Equinox Gold shall have the right to match any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution and Share Issuance Resolution by Calibre Securityholders and Equinox Gold Shareholders, respectively, that constitutes a Superior Proposal for the Calibre Shares. In the event of a termination of the Arrangement Agreement by Calibre in response to a Superior Proposal received by Calibre, the amount of the Termination Fee payable to Equinox Gold is considered reasonable in the circumstances. See "The Arrangement Agreement - Non-Solicitation Covenants and Right to Match" and "The Arrangement Agreement - Expenses and Termination Fees".

The Equinox Gold Board also considered a number of potential risks in respect of the Arrangement, including:

• Risk of non-completion. The risks to Equinox Gold if the Arrangement is not completed, including the costs to Equinox Gold in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement.

• Termination rights. The right of Calibre to terminate the Arrangement Agreement under certain limited circumstances.

• Required approvals. The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Calibre Securityholders, Equinox Gold Shareholders, Canadian and Mexican competition authorities or any other third party whose consent is required including, without limitation, Key Regulatory Approvals.

• Termination fee. The Termination Fee payable to Calibre in certain circumstances, including if Equinox Gold enters into an agreement with a third party to acquire Equinox Gold that constitutes a Superior Proposal.

The Equinox Gold Board's reasons for recommending the Arrangement include certain assumptions relating to Forward-looking Information, and such information and assumptions are subject to various risks. See "General Matters - Forward-Looking Information" and "Risk Factors" in this Circular.

The information and factors described above and considered by the Equinox Gold Board in reaching the Equinox Gold Board Recommendation are not intended to be exhaustive, but include material factors considered by the Equinox Gold Board. In its evaluation of the Arrangement and in reaching the Equinox Gold Board Recommendation, the Equinox Gold Board did not quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have assigned different weightings to different factors.

MANAGEMENT INFORMATION CIRCULAR	Page 42

2025 Annual and Special Meeting of Shareholders

Financial Advisors

BMO Fairness Opinion

The Company retained BMO Capital Markets to deliver an opinion to the Equinox Gold Board as to whether the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to the Company. In connection with its engagement, BMO Capital Markets reviewed and analyzed information relating to the business, operations, financial performance and prospects of Equinox Gold and Calibre, as well as the industry in which they operate. In addition, BMO Capital Markets reviewed financial, market and industry information and conducted such other analyses as it determined relevant and appropriate in the circumstances.

On February 23, 2025, BMO Capital Markets delivered its oral opinion to the Equinox Gold Board, and subsequently confirmed in writing, to the effect that as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to Equinox Gold.

The full text of the BMO Fairness Opinion, setting out among other things, the assumptions made, matters considered, information reviewed and limitations and qualifications on the review undertaken by BMO Capital Market in connection with the BMO Fairness Opinion, is attached as "Schedule "C" - BMO Fairness Opinion" to this Circular. The summary of the BMO Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the BMO Fairness Opinion. Equinox Gold Shareholders are encouraged to review the BMO Fairness Opinion carefully and in its entirety.

Pursuant to its engagement letter with BMO Capital Markets, Equinox Gold has agreed to pay BMO Capital Markets fees for its services as financial advisor, including a fixed fee for the BMO Fairness Opinion (which is not contingent on the substance of or conclusions reached in the BMO Fairness Opinion or the completion of the Arrangement). The Company has also agreed to reimburse BMO Capital Markets for its reasonable expenses incurred in connection with its services and to indemnify BMO Capital Markets against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the BMO Fairness Opinion.

The BMO Fairness Opinion is not a recommendation to any Equinox Gold Shareholder as to how to vote or act on any matter relating to the Arrangement. The BMO Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement.

The BMO Fairness Opinion is only one factor that was taken into consideration by the Equinox Gold Board in making its determination to recommend that the Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution. See "Background to the Arrangement & Recommendations - Reasons for the Arrangement".

Recommendation of the Board

The Equinox Gold Board, after careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of BMO Capital Markets delivered to the Equinox Gold Board (which was subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed in this Circular, has unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Equinox Gold; (ii) determined that the Consideration is fair to Equinox Gold; (iii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iv) resolved to recommend that Equinox Gold Shareholders vote in favour of the Share Issuance Resolution (collectively, the Equinox Gold Board Recommendation).

MANAGEMENT INFORMATION CIRCULAR	Page 43

2025 Annual and Special Meeting of Shareholders

The Equinox Gold Board unanimously recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution.

In coming to its conclusion and recommendations the Equinox Gold Board considered, among others, the following factors:

(i) the purpose and anticipated benefits of the Arrangement as outlined under "Background to the Arrangement & Recommendations - Reasons for the Arrangement" and elsewhere in this Circular;

(ii) information concerning the financial condition, results of operations, business plans and prospects of Equinox Gold, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of Post-Arrangement Equinox Gold;

(iii) the alternatives available to Equinox Gold to pursue its growth objectives;

(iv) the potential risks and negative factors relating to the Arrangement, as outlined under "Risk Factors" and elsewhere in this Circular; and

(v) the advice and assistance of GenCap Mining and BMO Capital Markets, including receipt of the BMO Fairness Opinion, in evaluating the Arrangement. See "Schedule "C" - BMO Fairness Opinion".

The foregoing discussion of the information and factors considered by the Equinox Gold Board is not intended to be exhaustive. The Equinox Gold Board recognizes that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Equinox Gold Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See "Risk Factors".

MANAGEMENT INFORMATION CIRCULAR	Page 44

2025 Annual and Special Meeting of Shareholders

THE ARRANGEMENT

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 288 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(i) the Arrangement Resolution must be approved by the requisite majorities of Calibre Securityholders at the Calibre Meeting in the manner required by the Interim Order and applicable Laws;

(ii) the Share Issuance Resolution must be approved by the requisite majority of Equinox Gold Shareholders at the Meeting in the manner required by applicable Laws;

(iii) the Arrangement must be approved by the Court pursuant to the Final Order;

(iv) all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate Party; and

(v) the Final Order and related documents, in the form prescribed by the BCBCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all. See "Risk Factors - Risk Factors Relating to the Arrangement".

Effects of the Arrangement

General

The purpose of the Arrangement is to effect the business combination of Equinox Gold and Calibre through the acquisition of all the issued and outstanding Calibre Shares by Equinox Gold. The Arrangement will be implemented by way of a Court-approved Plan of Arrangement under the BCBCA in accordance with the terms of the Arrangement Agreement. For a detailed description of the steps which will occur under the Plan of Arrangement on the Effective Date, assuming all conditions to the implementation of the Arrangement have been satisfied or waived, please see the full text of the Plan of Arrangement attached as "Schedule "B" - Plan of Arrangement" to this Circular.

The Arrangement will result in the issuance of:

• 0.31 of an Equinox Gold Share to each Calibre Shareholder (excluding Dissenting Shareholders) for each Calibre Share held immediately prior to the Effective Time (which includes Calibre Shares resulting from the conversion of all issued and outstanding Calibre RSU and Calibre PSU into Calibre Shares immediately prior to such exchange);

• replacement Options by Equinox Gold to each Calibre Optionholder representing such holder's Calibre Options held immediately prior to the Effective Time; and

• cash payments by Calibre, upon the cancellation of each Calibre SAR outstanding immediately prior to the Effective Time.

In addition, the Company may issue additional Equinox Gold Shares following completion of the Arrangement upon the settlement, exercise or conversion of the Replacement Options and the Calibre Convertible Securities (other than Calibre Options which will have been replaced for the Replacement Options).

No fractional Equinox Gold Shares will be issued in connection with the Arrangement. Instead, in the event that a former Calibre Securityholder would otherwise be entitled to a fractional Consideration Share or a fraction of an Equinox Gold Share on any particular exercise of Replacement Options or conversion of a Calibre Convertible Security, as applicable, the number of Equinox Gold Shares to be issued to such Calibre Securityholder will be rounded down to the nearest whole Equinox Gold Share, without additional compensation.

MANAGEMENT INFORMATION CIRCULAR	Page 45

2025 Annual and Special Meeting of Shareholders

The issuance of the Equinox Gold Shares pursuant to the Arrangement, and the Arrangement itself, will not result in a material impact on the control or direction over Equinox Gold.

Calibre Shares

Under the terms of the Arrangement, each Calibre Share outstanding at the Effective Time (other than Calibre Shares held by Dissenting Shareholders) will be deemed to be transferred to the Company in exchange for the Consideration. The Exchange Ratio implies a consideration of approximately C$3.00 per Calibre Share based on the closing price of the Equinox Gold Shares of C$9.69 on the TSX on February 21, 2025 (being the last trading day prior to the announcement of the Arrangement).

Each Calibre Share held by Dissenting Shareholders will be deemed to have been transferred to Calibre (free and clear of any encumbrances), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as a Calibre Shareholder other than the right to be paid the fair value for their Calibre Shares by Calibre.

As at the Record Date there are 855,496,713 Calibre Shares outstanding. Accordingly, it is expected that 268,573,720 Equinox Gold Shares will be issuable as a portion of the Consideration for the Calibre Shares, assuming: (i) there are no Dissenting Shareholders; (ii) no additional Calibre Shares are issued prior to the Effective Date; and (iii) conversion of all Calibre RSU and Calibre PSU outstanding as at the Effective Time.

The Plan of Arrangement provides that Calibre Shares not deposited together with a duly completed Letter of Transmittal and all other required documents on or before the sixth anniversary of the Effective Date will be automatically cancelled without any repayment of capital in respect thereof.

Calibre RSU and PSU

All Calibre RSU and Calibre PSU outstanding will be deemed to be fully vested and settled immediately prior to the Effective Time by Calibre in Calibre Shares in accordance with the terms of the Calibre Incentive Plan. Pursuant to the Arrangement the Calibre Shares issued for each Calibre RSU and PSU prior to the Effective Time will then be exchanged for the Consideration.

As at the Record Date there are an aggregate of 9,870,126 issued and outstanding continuing Calibre RSU and 1,000,000 issued and outstanding continuing Calibre PSU. Accordingly, Equinox Gold has determined to seek approval for up to an aggregate of 3,369,739 Equinox Gold Shares to be issued as Consideration for such Calibre RSU and Calibre PSU, consisting of: (i) up to 3,059,739 Equinox Gold Shares issued for Calibre RSU; and (ii) up to 310,000 Equinox Gold Shares issued for Calibre PSU.

Calibre SAR

All Calibre SAR outstanding immediately prior to the Effective Time, will be transferred to Calibre and exchanged for a cash payment to be paid by Calibre.

The Calibre Board has authority under the relevant plans governing the Calibre RSU, Calibre PSU, and Calibre SAR to implement the changes contemplated by the Arrangement such that no separate approval of any Calibre Securityholders is required.

Calibre Options

Pursuant to the Plan of Arrangement each Calibre Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall immediately vest to the fullest extent and will be exchanged for a Replacement Option to acquire the number of Equinox Gold Shares equal to the product of: (i) the number of Calibre Shares subject to such Calibre Options immediately prior to the Effective Time; multiplied by (ii) the Exchange Ratio.

MANAGEMENT INFORMATION CIRCULAR	Page 46

2025 Annual and Special Meeting of Shareholders

The exercise price per Equinox Gold Share subject to a Replacement Option shall be an amount equal to the quotient of: (i) the exercise price per Calibre Share subject to each such Calibre Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent.

Replacement Options shall be exercisable until the original expiry date of the Calibre Option, except that the term of any Replacement Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox Gold or Calibre following thirty days after the Effective Time shall be exercisable until the lesser of (i) the current expiry date of such Calibre Option; and (ii) the date that is twelve months following the Effective Time, provided that in no case shall the term of a Replacement Option exceed the maximum term allowable by the TSX.

As at the Record Date, there are 34,991,205 Calibre Options issued and outstanding. As such, based upon the Exchange Ratio, up to 10,847,274 Equinox Gold Shares may be issued either: (i) in exchange for Calibre Options exercised for Calibre Shares prior to the Effective Time pursuant to which such holder will then receive the Consideration; or (ii) upon exercise of a Replacement Option following the Effective Time.

Other Calibre Convertible Securities

Legacy Marathon Options

The Legacy Marathon Options outstanding immediately prior to the Effective Time will be adjusted in accordance with their respective terms and the terms of the Legacy Marathon Stock Option Plan, and shall, for greater certainty, remain exercisable until their original expiry date.

Calibre Notes

In accordance with the terms of each of the Calibre Notes, each holder of a Calibre Note shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Calibre Note, in lieu of Calibre Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Calibre Shares to which such holder would have been entitled if such holder had exercised such holder's Calibre Notes immediately prior to the Effective Time. Each Calibre Note shall continue to be governed by and be subject to the terms of the applicable Calibre Note certificate, subject to any supplemental exercise documents issued by Equinox Gold to holders of Calibre Notes to facilitate the exercise of the Calibre Notes and the payment of the corresponding portion of the exercise price thereof. Holders of Calibre Notes will be advised that securities issuable upon the exercise of the Calibre Notes in the U.S. or by a person in the U.S., if any, will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the 1933 Act and applicable state securities Laws, if any.

As at Record Date, there are Calibre Notes in the aggregate principal amount of $75 million issued and outstanding, which are convertible into 25,037,647 Calibre Shares. As such, based upon the Exchange Ratio, up to 7,761,671 Equinox Gold Shares may be issued on conversion of the Calibre Notes following the Effective Time.

MANAGEMENT INFORMATION CIRCULAR	Page 47

2025 Annual and Special Meeting of Shareholders

Calibre Warrants

In accordance with the terms of each of the Calibre Warrants, each holder of a Calibre Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Calibre Warrant, in lieu of Calibre Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Calibre Shares to which such holder would have been entitled if such holder had exercised such holder's Calibre Warrants immediately prior to the Effective Time. Each Calibre Warrant shall continue to be governed by and be subject to the terms of the applicable Calibre Warrant certificate, subject to any supplemental exercise documents issued by Equinox Gold to Calibre Warrantholders to facilitate the exercise of the Calibre Warrants and the payment of the corresponding portion of the exercise price thereof. Calibre Warrantholders will be advised that securities issuable upon the exercise of the Calibre Warrants in the U.S. or by a person in the U.S., if any, will be "restricted securities" within the meaning of Rule 144 under the 1933 Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the 1933 Act and applicable state securities Laws, if any.

As at the Record Date, there are 22,688,845 Calibre Warrants issued and outstanding, which are exercisable for 22,688,845 Calibre Shares. As such, based upon the Exchange Ratio, up to 7,033,542 Equinox Gold Shares may be issued upon exercise of the Calibre Warrants following the Effective Time.

Equinox Gold Shares

As at the Record Date, there were 456,062,878 Equinox Gold Shares outstanding and 855,496,713 Calibre Shares outstanding. The Share Issuance Resolution authorizes Equinox Gold to issue up to an aggregate of 296,838,303 Equinox Gold Shares (representing approximately 63% of the current issued and outstanding Equinox Gold Shares), consisting of up to 268,573,720 Equinox Gold Shares to be issued to Calibre Shareholders at the Effective Time (other than Dissenting Shareholders) in exchange for their Calibre Shares (which includes Calibre Shares resulting from the conversion of all issued and outstanding Calibre RSU and Calibre PSU into Calibre Shares immediately prior to such exchange).

In addition, the Company may issue additional Equinox Gold Shares following completion of the Arrangement upon the settlement, exercise or conversion of the Replacement Options and the Calibre Convertible Securities (other than Calibre Options which will have been replaced for the Replacement Options).

As described above, the actual number of Equinox Gold Shares that will be issued on the Effective Date will depend on the number of Calibre Shares issued and outstanding on the Effective Date. Equinox Gold anticipates that immediately following the completion of the Arrangement, current Equinox Gold Shareholders and former Calibre Shareholders will own approximately 63% and 37% of the outstanding Equinox Gold Shares, respectively, assuming that: (i) there are no Dissenting Shareholders; (ii) prior to the Effective Date (a) no Equinox Gold Shares are issued pursuant to any outstanding Equinox Gold Options or other entitlements or rights to acquire Equinox Gold Shares; and (b) no Calibre Shares are issued pursuant to any outstanding Calibre Convertible Securities, Calibre RSU, Calibre PSU, or Calibre SAR or other entitlements or rights to acquire Calibre Shares; and (iii) no Equinox Gold Shares are issued at the Effective Time in settlement or exercise of outstanding Calibre Convertible Securities.

Plan of Arrangement

The Plan of Arrangement sets out the steps and actions by which the Arrangement will be effected. The following is a summary only of the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as "Schedule "B" - Plan of Arrangement" to this Circular.

MANAGEMENT INFORMATION CIRCULAR	Page 48

2025 Annual and Special Meeting of Shareholders

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following will occur and will be deemed to occur in the following order without any further authorization, act or formality:

(a) each Calibre RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent shall settle in Calibre Shares. Such Calibre Shares shall be exchanged for the Consideration pursuant to the Plan of Arrangement, and each such Calibre RSU shall be immediately cancelled by Calibre and the holders of such Calibre RSU shall cease to be holders thereof and to have any rights as holders of Calibre RSU;

(b) each Calibre PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent shall settle in Calibre Shares. Such Calibre Shares shall be exchanged for the Consideration pursuant to the Plan of Arrangement, and each such Calibre PSU shall be immediately cancelled by Calibre and the holders of such Calibre RSU shall cease to be holders thereof and to have any rights as holders of Calibre PSU;

(c) each Calibre SAR outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred by the holder thereof to Calibre and cancelled by Calibre in exchange for a cash payment by Calibre (using Calibre's own funds not funds directly or indirectly provided by Equinox Gold or its affiliates) equal to the amount of the fair market value of the Calibre Share immediately before the Effective Time (calculated in accordance with the requirements of the Calibre SAR Plan), less any required withholding taxes;

(d) immediately prior to the exchange set forth the Plan of Arrangement, each Calibre Share held by a Dissenting Shareholder shall be transferred by the holder thereof, without any further act or formality on its part, to Calibre and cancelled, and Calibre shall thereupon be obligated to pay the amount therefore determined and payable in accordance with the Plan of Arrangement. Such Dissenting Shareholder shall cease to be the holder of such Dissent Share and to have any rights as a Calibre Shareholder other than the right to be paid the fair value by Calibre for such Calibre Shares;

(e) each outstanding Calibre Share (excluding any Dissent Share or any Calibre Shares held by Equinox Gold or its affiliates, but including any Calibre Shares issued pursuant to the Plan of Arrangement) shall be deemed to be transferred and assigned by the holder thereof, without further act or on its part, to Equinox Gold in exchange for the Consideration, and each holder of such Calibre Shares shall cease to be the holder thereof and to have any rights as a Calibre Shareholder other than the right to be paid the Consideration per Calibre Share;

(f) each Calibre Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option to acquire the number of Equinox Gold Shares equal to the product of: (i) the number of Calibre Shares subject to such Calibre Options immediately prior to the Effective Time; multiplied by (ii) the Exchange Ratio. The exercise price per Equinox Gold Share subject to a Replacement Option shall be an amount equal to the quotient of: (i) the exercise price per Calibre Share subject to each such Calibre Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. It is intended that the provisions of section 7(1.4) of the Tax Act apply to the exchange of a Calibre Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The Money Amount in respect of a Replacement Option exceeds the Calibre Option In-The-Money Amount in respect of the Calibre Option for which it is exchanged, the number of Equinox Gold Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Calibre Option In-The-Money Amount in respect of the Calibre Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. The Replacement Option shall be exercisable until the original expiry date of the Calibre Option, except that the term of any Replacement Option, by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Equinox Gold following 30 days after the Effective Time, shall be the lesser of (A) the current expiry date of the Calibre Option; and (B) the date that is 12 months following the Effective Time. Any document previously evidencing Calibre Options will thereafter evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued; and

MANAGEMENT INFORMATION CIRCULAR	Page 49

2025 Annual and Special Meeting of Shareholders

(g) Equinox Gold shall cause any other transaction, if any, determined by the Parties, acting reasonably, to be made in connection with the Arrangement in accordance with the Arrangement Agreement to be effectuated, including one or more amalgamations of Calibre (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Equinox Gold.

No fractional Equinox Gold Shares will be issued in connection with the Plan of Arrangement. The number of Equinox Gold Shares to be issued will be rounded down to the nearest whole number of Equinox Gold Shares in the event that any person would otherwise be entitled to a fractional Equinox Gold Share.

Required Approvals

Shareholder Approvals

Equinox Gold Shareholder Approval

Pursuant to section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. At the Meeting, Equinox Gold Shareholders will be asked to approve the Share Issuance Resolution authorizing the issuance of up to 296,838,303 Equinox Gold Shares in connection with the Arrangement, representing approximately 63% of the 456,062,878 issued and outstanding Equinox Gold Shares as of the Record Date (on a non-diluted basis).

The full text of the Share Issuance Resolution is set out in "Schedule "A" - Share Issuance Resolution". Also see "The Arrangement - Effects of the Arrangement".

Accordingly, the TSX requires that the Share Issuance Resolution must be approved at the Meeting by a simple majority of the votes cast on the Share Issuance Resolution by Equinox Gold Shareholders, being all votes cast by Equinox Gold Shareholders and duly appointed proxyholders in person at, or by proxy prior to, the Meeting. If the Share Issuance Resolution is not approved by Equinox Gold Shareholders, the Company will not be able to satisfy the listing requirements of the TSX, and the Arrangement will not proceed.

The Equinox Gold Board unanimously recommends that Equinox Gold Shareholders vote IN FAVOUR OF the Share Issuance Resolution.

Notwithstanding the approval of the Share Issuance Resolution by Equinox Gold Shareholders at the Meeting, the Share Issuance Resolution authorizes the Equinox Gold Board, without further notice to or approval of the Equinox Gold Shareholders, to elect not to proceed with the Arrangement or to revoke and not give effect to the Share Issuance Resolution.

Calibre Securityholder Approval

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Calibre Meeting.

MANAGEMENT INFORMATION CIRCULAR	Page 50

2025 Annual and Special Meeting of Shareholders

Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved at the Calibre Meeting by at least: (i) 66 ⅔% of the votes cast by all Calibre Shareholders present in person or represented by proxy and entitled to vote at the Calibre Meeting; (ii) 66 ⅔% of the votes cast by Calibre Securityholders (voting as a single class) present in person or represented by proxy and entitled to vote at the Calibre Meeting; and (iii) a simple majority of votes cast by the Calibre Shareholders present in person or represented by proxy at the Calibre Meeting, voting as a single class, excluding (in respect of (iii) only), those votes attached to Calibre Shares held by persons required to be excluded pursuant to MI 61-101.

Court Approvals

Interim Order

On March 24, 2025, the Court granted the Interim Order which provides for the calling, holding and conduct of the Calibre Meeting and other procedural matters.

Final Order

The BCBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement and the Interim Order, if the Share Issuance Resolution and the Arrangement Resolution are approved at the Meeting and the Calibre Meeting, respectively, Calibre intends to make an application to the Court for the Final Order.

The Court hearing in respect of the Final Order is expected to take place on April 29, 2025, or as soon thereafter as counsel may be heard. At the Final Order hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. There can be no assurance that the Court will approve the Arrangement.

Stock Exchange Listings

Calibre is a reporting issuer under the Securities Laws of each province and territory of Canada. The Calibre Shares are listed and posted for trading on the TSX under the symbol "CXB" and are quoted on the OTCQX under "CXBMF".

On February 21, 2025, the last trading day prior to announcement of the Arrangement, the closing price of the Calibre Shares on the TSX was C$3.09. On March 21, 2025, the closing price of the Calibre Shares on the TSX was C$3.16.

As soon as practicable following completion of the Arrangement, Equinox Gold intends to apply to applicable Canadian securities regulators to have Calibre cease to be a reporting issuer and to the TSX and OTCQX to have the Calibre Shares delisted from the TSX and removed from quotation on the OTCQX, respectively.

Equinox Gold is a reporting issuer under the Securities Laws of each province and territory of Canada. The Equinox Gold Shares are listed on the TSX under the trading symbol "EQX" and the NYSE American under the symbol "EQX".

Equinox Gold has applied to list and post for trading the Consideration Shares on the TSX and NYSE American, and has received conditional approval from the TSX. It is a condition to completion of the Arrangement that the TSX will have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions.

For information with respect to the trading history of the Calibre Shares and Equinox Gold Shares, see "Price Range and Trading Volumes of Calibre Shares" and "Market for Securities - Price Range and Trading Volumes of Equinox Gold Shares", in "Schedule "F" - Information Concerning Calibre"and "Schedule "E" - Information Concerning Equinox Gold" attached to this Circular, respectively.

MANAGEMENT INFORMATION CIRCULAR	Page 51

2025 Annual and Special Meeting of Shareholders

Canadian Competition Approval

Part IX of the Competition Act requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (Notifiable Transaction). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to section 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired, has been terminated early or the appropriate waiver has been provided by the Commissioner.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must comply with the merger notification provisions of Part IX of the Competition Act (Notification).

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective notifications. The Parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to section 114(2) of the Competition Act, that the Commissioner requires additional information that is relevant to the Commissioner's assessment of the Notifiable Transaction (Supplementary Information Request). In the event that the Commissioner provides the Parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. The Commissioner's substantive assessment of a Notifiable Transaction may extend beyond the statutory waiting period.

In addition, or as an alternative to filing a Notification, the parties to a Notifiable Transaction may jointly apply to the Commissioner for an Advance Ruling Certificate or, in the event that the Commissioner is not prepared to issue an Advance Ruling Certificate, a No Action Letter. If the Commissioner issues an Advance Ruling Certificate or issues a No Action Letter and waives the parties' obligation to provide a pre-merger notification in accordance with Part IX, the Parties are exempt from having to file a Notification.

As a general rule, the Commissioner may challenge a merger before the Competition Tribunal at any time before, or within one year following, its completion on the basis that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially (Competition Challenge). If the Competition Tribunal agrees with the Commissioner, it can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction already has been completed. The Commissioner is precluded from bringing a Competition Challenge solely on the basis of information that is the same or substantially as the information on the basis of which an Advance Ruling Certificate was issued, provided that the Notifiable Transaction was completed within one year after the Advance Ruling Certificate was issued. No such prohibition on bringing a Competition Challenge applies to the issuance of a No Action Letter.

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction, and as such, the Parties must each file a Notification under Part IX of the Competition Act or obtain an Advance Ruling Certificate or a No Action Letter and a waiver.

Pursuant to the Arrangement Agreement, the Parties submitted a request for an Advance Ruling Certificate to the Commissioner on March 7, 2025.

COFECE Approval

Under the Mexican Antitrust Law, there are certain monetary thresholds which trigger the obligation of economic agents to notify concentrations with COFECE and be approved before they are consummated. Transactions subject to the COFECE authorization that close before obtaining such authorization shall have no legal effect. Parties may condition the closing of a transaction on obtaining COFECE's authorization.

MANAGEMENT INFORMATION CIRCULAR	Page 52

2025 Annual and Special Meeting of Shareholders

For purposes of the Mexican Antitrust Law, "concentration" is defined as any merger, acquisition of control or any transaction the result of which is the merger of corporations, companies, associations, shares, equity interests, trusts or assets in general, executed among competitors, suppliers, clients or any other economic agent.

In certain cases, an expedited review process may be available from COFECE. However, the Arrangement does not qualify for this expedited process.

The steps to obtain the COFECE authorization, in accordance with Article 89 and 90 of the Mexican Antitrust Law, are substantially as follows:

(a) the Parties must submit the pre-merger notice and all relevant accompanying documents before COFECE;

(b) if, in COFECE's opinion, the information delivered by the Parties is incomplete (which opinion is discretionary), COFECE may request, within ten Business Days following the filing, the Parties to provide any information and documentation that COFECE considers is missing pursuant to Article 89 of the Mexican Antirust Law (Request for Basic Information);

(c) thereafter, the Parties have ten Business Days to submit any missing information to COFECE. The Parties may request extensions to provide a response to the Request for Basic Information;

(d) if the Parties fail to timely submit the complete requested information, COFECE will declare, within ten Business Days, that the pre-merger notice was not duly filed, and the pre-merger notice will be dismissed. This would require the Parties to restart the process and pay the filing fees again;

(e) once the filing is deemed to include all necessary documents and information required by Article 89 of the Mexican Antitrust Law, COFECE may request, in its sole discretion, any additional information within 15 Business Days thereof (Request for Additional Information);

(f) the Parties must submit any additional information requested by COFECE within 15 Business Days following receipt of the Request for Additional Information. The Parties may request extensions to provide a response to the Request for Additional Information;

(g) if COFECE believes that the transaction poses any antitrust concerns, it shall notify the Parties thereof at least ten Business Days prior to the date on which the matter will be listed for discussion by COFECE's Plenum. The Parties shall have ten Business Days to submit remedies or actions to address COFECE's concerns;

(h) if the Parties identifies from the beginning that the transaction may pose antitrust concerns, the Parties may include proposed remedies or actions that favour free market and open economic competition, as part of their initial notice (e.g., excluding certain regions or certain business segments from the scope of the proposed transaction). Prior to issuing its decision, COFECE may also request the Parties to submit for its approval such remedies or actions. In any case, if the proposed remedies or actions are submitted during the review process, all time periods for processing the filing will start again as of the date of submission of the proposed mitigating actions;

(i) COFECE shall issue its decision no later than 60 Business Days following the date when the submission is deemed complete. That is, (A) as of the date of the submission of the pre-merger notice in case no requests for information are issued; or (B) the date on which the Parties respond to the Request for Basic Information and no Request for Additional Information is issued; or (C) the date on which the Parties respond to the Request for Additional Information. This term may be extended for 40 additional Business Days in complex transactions. Note that COFECE has discretionary authority to request additional documentation as many times as it deems necessary to complete its analysis;

MANAGEMENT INFORMATION CIRCULAR	Page 53

2025 Annual and Special Meeting of Shareholders

(j) if COFECE does not issue a formal decision within such 60 Business Days and the review period was not extended, the transaction will be deemed authorized. However, the Parties may request a formal confirmation from COFECE; and

(k) COFECE may authorize, object or condition the transaction to certain remedies or actions.

The Parties have filed a notification to COFECE with respect to the transactions contemplated by the Arrangement Agreement. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement by COFECE is ongoing and the COFECE Approval required under the Arrangement Agreement has not yet been obtained. The Parties note that there may be changes to the above in accordance with reforms to the constitution and secondary laws that are being carried out in the Congress of Mexico.

Other Required Approvals

Equinox Gold is currently negotiating amendments to the Equinox Gold Credit Agreement and the 2020 Convertible Debentures in order to obtain all necessary approvals in connection with the Arrangement.

Calibre is similarly coordinating on Key Third Party Consents and Approvals related to Calibre.

Directors

Following the completion of the Arrangement, it is expected that the board of directors of Post-Arrangement Equinox Gold will be led by the current Chair of the Equinox Gold Board, Ross Beaty, and that the board of Post-Arrangement Equinox Gold will have ten directors, comprising six directors of Equinox Gold elected at the Meeting, including Ross Beaty and Greg Smith, and four directors from Calibre, being Blayne Johnson, Douglas Forster, Omaya Elguindi and Mike Vint, to be appointed by Equinox Gold upon completion of the Arrangement. See "Executive Officers and Directors of Post-Arrangement Equinox Gold - Directors" in "Schedule "G" - Information Concerning Post-Arrangement Equinox Gold" attached to this Circular. Also see "Business of the Meeting - Election of Directors" below.

Employment Matters

Pursuant to the Arrangement Agreement, the combined operations will include executives from both Equinox Gold and Calibre, with Equinox Gold's current President and Chief Executive Officer, Greg Smith, remaining as Chief Executive Officer and Calibre's current President and Chief Executive Officer, Darren Hall, joining management of Post-Arrangement Equinox Gold as President and Chief Operating Officer.

Timing

If Equinox Gold and Calibre receive Canadian Competition Approval, COFECE Approval, Calibre Securityholder Approval at the Calibre Meeting and Equinox Gold Shareholder Approval at the Meeting, Calibre will, as soon as reasonably practicable and in any event within four Business Days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order. If the Final Order is obtained on April 29, 2025 in form and substance satisfactory to Equinox Gold and Calibre, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver Time) on the Effective Date. It is currently expected that the Effective Date will occur by the end of the third quarter of 2025, and in no event will completion of the Arrangement occur later than August 23, 2025, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 54

2025 Annual and Special Meeting of Shareholders

Interest of Directors and Executive Officers in the Arrangement

To the knowledge of Equinox Gold, none of the directors and executive officers of the Company, or any of their respective affiliates, have any material interest in the Arrangement or the Share Issuance Resolution that differs from the interests of Equinox Gold Shareholders generally. As at March 18, 2025: (i) Equinox Gold did not beneficially own or exercise control or direction over, directly or indirectly, any Calibre Shares; and (ii) to the knowledge of the Company, the directors and executive officers of Equinox Gold did not beneficially own or exercise control or direction over, directly or indirectly, any Calibre Shares. Also see "Interest of Informed Persons" below.

Securities Laws Matters

Canada

The Equinox Gold Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be "freely tradable" and the resale of such Equinox Gold Shares will be exempt from the prospectus requirements (and not subject to any "restricted period" or "hold period") under applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined under applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for Equinox Gold Shares; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Equinox Gold, the selling securityholder has no reasonable grounds to believe that Equinox Gold is in default of securities legislation.

United States

The issuance of the Equinox Gold Shares to Calibre Shareholders in exchange for Calibre Shares and the issuance of Replacement Options to Calibre Optionholders in exchange for Calibre Options pursuant to the Arrangement have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state securities Laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the 1933 Act where the terms and conditions of the issuance and exchange of such securities have been determined to be substantively and procedurally fair to the persons to whom the securities will be issued by a court of competent jurisdiction, expressly authorized by Law to grant such approval, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on March 24, 2025 and, subject to the approval of the Arrangement Resolution by Calibre Securityholders and of the Share Issuance Resolution by Equinox Gold Shareholders, a hearing on the Arrangement will be held on or about April 29, 2025 by the Court. Accordingly, the Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption from the registration requirement of the 1933 Act. See "The Arrangement - Court Approval". The issuance of the Consideration Shares to Calibre Shareholders in exchange for the Calibre Shares and the issuance of Replacement Options to Calibre Optionholders in exchange for Calibre Options, in each case pursuant to the Arrangement, will, therefore, be exempt from registration under the 1933 Act pursuant to the Section 3(a)(10) Exemption.

The Consideration Shares to be received by Calibre Shareholders upon completion of the Arrangement may be resold without restriction under the 1933 Act, except by persons who are "affiliates" (as defined in Rule 144) of the Company after the Effective Date or who have been affiliates of the Company within 90 days before the Effective Date. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of Consideration Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Consideration Shares outside the United States without registration under the 1933 Act pursuant to and in accordance with Regulation S. Such Consideration Shares may also be resold in transactions completed in accordance with Rule 144 under the 1933 Act, if available.

MANAGEMENT INFORMATION CIRCULAR	Page 55

2025 Annual and Special Meeting of Shareholders

The exemption from the registration requirements of the 1933 Act provided by the Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. As a result, the Equinox Gold Shares issuable upon exercise of any Replacement Options may not be issued in reliance upon the Section 3(a)(10) Exemption and such Replacement Options may only be exercised pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities Laws or pursuant to a registration statement under the 1933 Act. Any other securities of Calibre that remain outstanding following the completion of the Arrangement are not relying on the Section 3(a)(10) Exemption and may only be exercised or converted pursuant to an available exemption from the registration requirements of the 1933 Act and applicable state securities Laws or pursuant to a registration statement under the 1933 Act.

The foregoing discussion is only a general overview of certain requirements of certain requirements of United States federal Securities Laws that may be applicable to the resale of Equinox Gold Shares to be received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable Securities Laws. The foregoing discussion does not address the Canadian Securities Laws that will apply to the issue to, or the resale within Canada of, the Equinox Gold Shares and Replacement Options by U.S. shareholders. U.S. shareholders reselling their Equinox Gold Shares in Canada must comply with Canadian Securities Laws, as outlined above under "Securities Law Matters - Canada".

MANAGEMENT INFORMATION CIRCULAR	Page 56

2025 Annual and Special Meeting of Shareholders

THE ARRANGEMENT AGREEMENT

General

On February 23, 2025, Equinox Gold and Calibre entered into the Arrangement Agreement. The Arrangement Agreement provides for, among other things, the acquisition of all the outstanding Calibre Shares by Equinox Gold in exchange for Equinox Gold Shares based on the Exchange Ratio.

The Arrangement will be effected in accordance with the Arrangement Agreement which provides for the implementation of the Plan of Arrangement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Equinox Gold and Calibre and various conditions precedent, both mutual and with respect to Equinox Gold and Calibre individually.

Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed as proposed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which can be found under Equinox Gold's SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, and pursuant to the Plan of Arrangement, the full text of which is attached as "Schedule "B" - Plan of Arrangement" to this Circular. Equinox Gold Shareholders are encouraged to read the Arrangement Agreement and Plan of Arrangement in their entirety.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Equinox Gold Shareholders with information regarding the key terms of the Arrangement Agreement and is not intended to provide any other factual information about Equinox Gold, Calibre or any of their respective subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of Equinox Gold and Calibre, which are summarized below. These representations and warranties have been made solely for the benefit of the other Party and:

• are not intended as statements of fact to investors, but rather, as a means of allocating risks between the Parties if those statements prove to be inaccurate, in certain circumstances subject to materiality;

• have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

• may apply standards of materiality that are different from what may be viewed as material by Equinox Gold Shareholders, Calibre Securityholders or other investors or are qualified by reference to a Material Adverse Effect, or in the case of Calibre, by the Calibre Disclosure Letter and, in the case of Equinox Gold, by the Equinox Disclosure Letter.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and as described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read on their own, but instead with the information contained elsewhere in this Circular and the documents incorporated by reference herein.

Effective Date and Conditions of Arrangement

If the Equinox Gold Shareholder Approval and Calibre Securityholder Approval are obtained, the Final Order of the Court is obtained approving the Arrangement and all other conditions to the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will occur by the end of the third quarter of 2025.

MANAGEMENT INFORMATION CIRCULAR	Page 57

2025 Annual and Special Meeting of Shareholders

Resulting Board of Directors and Management

As of the Effective Time and subject to applicable Law, the board of directors of Post-Arrangement Equinox Gold will be led by the current Chair of the Equinox Gold Board, Ross Beaty, and that the board of directors will have ten directors, comprising six directors of Equinox Gold elected at the Meeting, including Ross Beaty and Greg Smith, and four directors from Calibre, being Blayne Johnson, Douglas Forster, Omaya Elguindi and Mike Vint, to be appointed by Equinox Gold upon completion of the Arrangement. Greg Smith shall remain as Chief Executive Officer of Equinox Gold and Darren Hall, President and Chief Executive Officer of Calibre, shall be appointed President and Chief Operating Officer of Equinox Gold.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by each Party to the other Party. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in certain disclosure delivered in connection with the Arrangement Agreement. In particular, some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure, or are used for the purpose of allocating risk between the Parties to the Arrangement Agreement. For the foregoing reasons, readers should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Equinox Gold in favour of Calibre relate to, among other things, Equinox Gold Board approval, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws, ownership of subsidiaries, Equinox Gold public filings, financial statements, internal controls and financial reporting, corrupt practices legislation, international trade laws, international trade and corrupt practices compliance and policies, books and records, minute books, undisclosed liabilities, material changes, litigation, Taxes, operational matters, property, First Nations or Aboriginal claims, NGOs and community groups, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and resources, regulatory matters, employee benefits, issuance of securities in connection with the Arrangement, labour and employment, compliance with Laws, cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, compliance with Mexican Federal Economic Competition Law, short form prospectus eligibility, arrangements with Calibre Shareholders, and the Investment Canada Act.

The representations and warranties provided by Calibre in favour of Equinox Gold relate to, among other things, Calibre Board approval, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities Laws, ownership of subsidiaries, Calibre public filings, financial statements, internal controls and financial reporting, corrupt practices legislation, international trade laws, international trade and corrupt practices compliance and policies, books and records, minute books, undisclosed liabilities, material changes, litigation, Taxes, operational matters, property, First Nations or Aboriginal claims, NGOs and community groups, title and rights, contracts, permits, intellectual property, environmental matters, mineral reserves and resources, regulatory matters, employee benefits, labour and employment, compliance with Laws, cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, short form prospectus eligibility and arrangements with Equinox Gold Shareholders.

MANAGEMENT INFORMATION CIRCULAR	Page 58

2025 Annual and Special Meeting of Shareholders

Covenants

Covenants of Equinox Gold Regarding the Conduct of Business

Equinox Gold has given, in favour of Calibre, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including, among other things, covenants to and cause each of its Materials Subsidiaries to, and except (i) with the written consent of Calibre; (ii) as expressly permitted or specifically contemplated by the Arrangement Agreement; (iii) as set out in the Equinox Gold Disclosure Letter; or (iv) as is otherwise required by applicable Law or any Governmental Authority:

1. conduct its business in the ordinary course of business consistent with past practice;

2. not, directly or indirectly:

(a) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Equinox Gold or any of its Material Subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Equinox Gold Shares owned by any person or the securities of any subsidiary owned by a person other than Equinox Gold other than, in the case of any subsidiary wholly-owned by Equinox Gold, any dividends payable to Equinox Gold or any other wholly-owned subsidiary of Equinox Gold; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Equinox Gold Shares or shares of its Material Subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Equinox Gold Shares or other securities of Equinox Gold or its Material Subsidiaries, other than: (A) the issuance of the Equinox Gold Shares pursuant to the terms of the outstanding stock options of Equinox Gold, restricted share units of Equinox Gold or performance-based restricted share units of Equinox Gold; (B) transactions in the ordinary course of business and consistent with past practices between two or more Equinox Gold wholly-owned subsidiaries or between Equinox Gold and an Equinox Gold wholly-owned subsidiary; and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 4.1(y) of the Equinox Gold Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Equinox Gold or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Equinox Gold or any of its Material Subsidiaries; or (vii) enter into any agreement with respect to any of the foregoing;

(b) other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Equinox Gold Benefit Plans: (i) grant to any officer or director of Equinox Gold an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer or director of Equinox Gold; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer or director of Equinox Gold; (iv) increase any benefits payable to officers or directors under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Equinox Gold Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors or officers or former directors or officers of Equinox Gold; (v) increase bonus levels or other benefits payable to any director or officer of Equinox Gold; or (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time;

MANAGEMENT INFORMATION CIRCULAR	Page 59

2025 Annual and Special Meeting of Shareholders

(c) settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $1 million, any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(d) enter into any agreement or arrangement that limits or otherwise restricts in any material respect Equinox Gold or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Equinox Gold or any of its Material Subsidiaries from competing in any manner;

(e) waive, release or assign any material rights, claims or benefits of Equinox Gold or any of its Material Subsidiaries;

(f) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

(g) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Equinox Gold to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; or

(h) agree, resolve or commit to do any of the foregoing.

For the complete text of the applicable Equinox Gold covenants regarding the conduct of business, see section 5.2 of the Arrangement Agreement.

Covenants of Calibre Regarding the Conduct of Business

Calibre has given, in favour of Equinox Gold, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including, among other things, covenants to and cause each of its Materials Subsidiaries to, and except (i) with the written consent of Equinox Gold; (ii) as expressly permitted or specifically contemplated by the Arrangement Agreement; (iii) as set out in the Calibre Disclosure Letter; or (iv) as is otherwise required by applicable Law or any Governmental Authority:

1. conduct its business in the ordinary course of business and to preserve, in all material respects, its business operations, organization and material business relationships;

2. not, directly or indirectly:

(a) (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital Calibre or any of its Material Subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Calibre Shares owned by any person or the securities of any subsidiary owned by a person other than Calibre other than, in the case of any subsidiary wholly-owned by Calibre, any dividends payable to Calibre or any other wholly-owned subsidiary of Calibre; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Calibre Shares or shares of Calibre's Material Subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Calibre Shares or other securities of Calibre or its Material Subsidiaries, other than the following which shall not require the prior consent of Equinox Gold: (A) the issuance of the Calibre Shares pursuant to the terms of the outstanding Calibre Convertible Securities; (B) the issuance of Calibre Convertible Securities pursuant to the approved 2025 long-term incentive plan grants in accordance with the Calibre Incentive Plan, in each case as disclosed in the Calibre Disclosure Letter; (C) the issuance of Calibre Convertible Securities pursuant to grants for new employee hires from time to time by the Calibre in the ordinary course of business; (D) the issuance of the Calibre Notes and the Calibre Financing Warrants pursuant to the Concurrent Financing and any Calibre Shares issuable upon conversion or exercise thereof; (E) transactions in the ordinary course of business and consistent with past practices between two or more Calibre subsidiaries or between Calibre and a Calibre subsidiary; and (F) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(y) of the Calibre Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Calibre or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Calibre or any of its Material Subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS Accounting Standards; or (viii) enter into any agreement with respect to any of the foregoing;

MANAGEMENT INFORMATION CIRCULAR	Page 60

2025 Annual and Special Meeting of Shareholders

(b) except in the ordinary course of business consistent with past practice or as otherwise provided for in the Arrangement Agreement: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Calibre or any of its Material Subsidiaries for an amount greater than $20 million, in the aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $5 million, in the aggregate; (iii) other than such transactions contemplated in Schedule 5.1 of the Calibre Disclosure Letter, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $20 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to Equinox Gold; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c) except in the ordinary course of business consistent with past practice or as otherwise necessary to comply with applicable Laws or Contracts, or in accordance with the Calibre Benefit Plans: (i) grant to any officer, Material Employee or director of Calibre or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, Material Employee, or director of Calibre or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, Material Employee or director of Calibre or any of its subsidiaries, other than the declaration and payment of cash bonuses in the ordinary course of business consistent with past practice; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Calibre Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or Material Employees or former directors, officers, Material Employees of Calibre or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or Material Employee of Calibre or any of its subsidiaries; or (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (vii) except as contemplated in the Plan of Arrangement, provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time and for purposes of clarity, none of the foregoing shall prevent the Calibre from hiring new employees and granting Calibre Convertible Securities in accordance with past practice;

MANAGEMENT INFORMATION CIRCULAR	Page 61

2025 Annual and Special Meeting of Shareholders

(d) except as provided for in the Calibre Annual Financial Statements and Calibre Annual MD&A settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $1 million, (i) any material action, claim or proceeding brought against Calibre and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

(e) enter into any agreement or arrangement that limits or otherwise restricts in any material respect Calibre or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Calibre or any of its Material Subsidiaries from competing in any manner;

(f) waive, release or assign any material rights, claims or benefits of Calibre or any of its Material Subsidiaries;

(g) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h) except as provided for in the Calibre Annual Financial Statements and Calibre Annual MD&A, (i) make, change or revoke any material Tax election, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Agreement and which will be made in a manner consistent with the past practice of Calibre and its subsidiaries, as applicable; (ii) materially amend any Return that has been filed on or before the Effective Date, or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of Returns for the most recently ended taxation year, except as may be required by applicable Laws; (iii) settle, offer to settle, or compromise any material claim, audit, proceeding, re-assessment or other Tax liability; (iv) agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes (other than, to the extent applicable, automatic six-month extensions for U.S. federal and applicable state income Returns); (v) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund; or (vi) take any action inconsistent with past practice relating to the filing of any Return or the withholding, collecting, remitting and payment of any Tax;

(i) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals;

(j) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Calibre to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; or

(k) agree, resolve or commit to do any of the foregoing.

MANAGEMENT INFORMATION CIRCULAR	Page 62

2025 Annual and Special Meeting of Shareholders

For the complete text of the applicable Calibre covenants regarding the conduct of business, see section 5.1 of the Arrangement Agreement.

Covenants of Equinox Gold Relating to the Arrangement

Equinox Gold has made certain covenants to Calibre, including that Equinox Gold shall, and shall cause each of its subsidiaries to perform all obligations required to be performed by Equinox Gold or any of its Material Subsidiaries under the Arrangement Agreement, co-operate with Calibre in connection the Arrangement Agreement, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Equinox Gold shall and, where appropriate, shall cause its subsidiaries to:

1. subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, issue the Consideration Shares to be issued pursuant to the Arrangement at the time provided in the Arrangement Agreement;

2. subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, Equinox Gold shall do all things necessary to provide for the application of the provisions set forth in the Plan of Arrangement with respect to the Calibre RSU, Calibre PSU, Calibre SAR, and Calibre Convertible Securities;

3. as necessary, register the Equinox Gold Shares issuable upon exercise of the Replacement Options with the SEC under the 1933 Act on Form S-8 or another applicable form, and use its reasonable efforts to maintain the effectiveness of such registration statement for as long as any Replacement Options remain outstanding;

4. use commercially reasonable efforts to assist Calibre in making the necessary arrangements to restructure, payout or otherwise deal with Equinox Gold's and Calibre's indebtedness;

5. use its commercially reasonable efforts to obtain, as soon as practicable following execution of the Arrangement Agreement, all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents and Approvals relating to Equinox Gold; and

6. until the earlier of the Effective Time and termination of the Arrangement Agreement, Equinox Gold shall, subject to applicable Law, make available and cause to be made available to Calibre, and its agents and advisors, information reasonably requested by Calibre for the purposes of preparing and considering integration plans for the combined businesses of Equinox Gold and Calibre following the Effective Date and confirming the representations and warranties of Equinox Gold set out in the Arrangement Agreement.

For the complete text of the applicable Equinox Gold covenants relating to the Arrangement, see section 5.4 of the Arrangement Agreement.

Covenants of Calibre Relating to the Arrangement

Calibre has made certain covenants to Equinox Gold, including that Calibre shall, and shall cause each of its Material Subsidiaries to perform all obligations required or desirable to be performed by Calibre or any of its subsidiaries under the Arrangement Agreement, co-operate with Equinox Gold in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Calibre shall and, where applicable, shall cause its subsidiaries to:

MANAGEMENT INFORMATION CIRCULAR	Page 63

2025 Annual and Special Meeting of Shareholders

1. use its commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under, and shall obtain all amendments reasonably requested by Equinox Gold in respect of, any Material Contracts and all Key Third Party Consents and Approvals relating to Calibre;

2. use commercially reasonable efforts to assist Equinox Gold in making the necessary arrangements to restructure, payout or otherwise deal with Equinox Gold and Calibre's indebtedness; and

3. until the earlier of the Effective Time and termination of the Arrangement Agreement, Calibre shall, subject to applicable Law, make available and cause to be made available to Equinox Gold, and the agents and advisors thereto, information reasonably requested by Equinox Gold for the purposes of preparing and considering integration plans for the combined businesses of Equinox Gold and Calibre following the Effective Date and confirming the representations and warranties of Calibre set out in the Arrangement Agreement.

For the complete text of the applicable Calibre covenants relating to the Arrangement, see section 5.3 of the Arrangement Agreement.

Mutual Covenants

Each Party has also made certain mutual covenants to the other Party, including that:

1. it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other actions and to do, or cause to be done, all other things necessary, and commercially reasonable to permit the completion of the Arrangement in accordance with its obligations under the Arrangement Agreement, the Plan of Arrangement and applicable Laws and cooperate with the other Party in connection therewith, including using its commercially reasonable efforts to: (i) effect or cause to be effected all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (ii) fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Arrangement; and(iii) co-operate with the other Party in connection with the performance by it of its obligations thereunder;

2. it shall use commercially reasonable efforts not to take or cause to be taken any action, or refrain from taking any commercially reasonable action, which is inconsistent with the Arrangement Agreement or (with the exception of the transactions contemplated by the Arrangement Agreement) which would reasonably be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Arrangement or the other transactions contemplated herein including, for the avoidance of doubt, the taking of any action (including any discussions or negotiation) or the entering into of any transaction not contemplated by the Arrangement Agreement;

3. it shall use commercially reasonable efforts to: (i) defend all lawsuits or other legal, regulatory or other proceedings against itself or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated hereby; (ii) appeal, overturn or have lifted or rescinded any injunction or restraining order or other order relating to itself or any of its subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement; and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins neither of the Parties from consummating the Arrangement;

4. with respect to obtaining all Key Third Party Consents and Approvals, each of the Parties shall cooperate with the other Party and shall provide such assistance as each other Party may reasonably request in connection with obtaining all Key Third Party Consents and Approvals. Each Party shall keep the other Party reasonably informed as to the progress of obtaining their respective Key Third Party Consents and Approvals. In particular:

MANAGEMENT INFORMATION CIRCULAR	Page 64

2025 Annual and Special Meeting of Shareholders

(a) no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a third party to not consummate the transactions contemplated by the Arrangement Agreement, except upon the prior written consent of the other Party;

(b) the Parties shall exchange drafts of all submissions, correspondence, filings, presentations, applications, plans consent agreements and other documents to be made or submitted to or filed with any third party in respect of the transactions contemplated by the Arrangement Agreement, provide the other Party with the opportunity for review in advance of any submission or filing, and will consider in good faith any suggestions made by a Party and its counsel and will provide each of the other Party and its counsel with final copies of all such submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents, and all pre-existing business records or other documents, submitted to or filed with any third party in respect of the transactions contemplated by the Arrangement Agreement; provided, however, that, subject to covenants regarding Key Third Party Consents and Approvals, information indicated by a Party to be competitively sensitive shall be provided on an external counsel-only basis;

(c) each Party shall keep the other Party and its counsel fully apprised of all material written (including email) and oral communications and all meetings with any third party and their staff in respect of the Key Third Party Consents and Approvals, and unless participation by a Party is prohibited by applicable Law or by such third party, will not participate in such communications or meetings without giving each other Party, and its counsel the opportunity to participate therein; provided, however, that, subject to covenants regarding Key Third Party Consents and Approvals, where competitively sensitive information may be discussed or communicated, the external legal counsel of each other Party shall be provided with any such communications or information on an external counsel-only basis and, unless participation by a Party is prohibited by applicable Law or by such third party, shall have the right to participate in any such meetings on an external counsel-only basis; and

(d) each Party shall keep the other Party reasonably informed on a timely basis of developments which are material or reasonably likely to be material to obtaining the Key Third Party Consents and Approvals required for the completion of the Arrangement in sufficient time to enable the Effective Date to occur on or before the Outside Date.

5. it shall use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the Consideration Shares to the Calibre Shareholders in exchange for their Calibre Shares and the issuance of the Replacement Options to Calibre Optionholders in exchange for their Calibre Options pursuant to the Plan of Arrangement;

6. it shall promptly notify the other Party of:

(a) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its Representatives);

(b) any communication from any Governmental Entity in connection with the Arrangement and the Key Regulatory Approvals (and the response thereto from such Party, its subsidiaries or its Representatives); and

(c) any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

MANAGEMENT INFORMATION CIRCULAR	Page 65

2025 Annual and Special Meeting of Shareholders

7. it shall use commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Party's legal counsel to permit the completion of the Arrangement, provided, however, that neither Party shall be required to take any steps or actions that would, as applicable, affect their or their respective subsidiaries' right to own, use or exploit its or their business, operations or assets, including, for greater certainty, divesting, restricting or agreeing to divest or restrict any assets of the Parties or any of their respective subsidiaries, terminating any existing relationships, contractual rights or obligations of any of the Parties or any of their respective subsidiaries or effecting any change or restructuring of any of the Parties or any of their respective subsidiaries in order to obtain the Key Regulatory Approvals prior to the Outside Date.

For the complete text of the applicable provisions, see sections 5.3, 5.4 and 5.5 of the Arrangement Agreement.

Covenants Relating to Key Regulatory Approvals

In connection with the Key Regulatory Approvals, each Party has made covenants to the other Party that, subject to the terms and conditions of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

1. in respect of the Canadian Competition Approval,

(a) within ten Business Days after the date of the Arrangement Agreement or such other date as the Parties may reasonably agree, Equinox Gold shall file with the Commissioner a submission requesting an Advance Ruling Certificate or, in the alternative, a No Action Letter; and

(b) if an Advance Ruling Certificate or No Action Letter shall not have been obtained within 16 calendar days following filing of that submission, either Party may at any time thereafter, acting reasonably, notify the other Party that it intends to file a notification pursuant to section 114(1) of the Competition Act, in which case the Parties shall each file their respective notifications pursuant to section 114(1) of the Competition Act, as promptly as practicable but in any event within ten Business Days following the date a Party notified the other Party of its intention to file a notification.

2. in respect of the COFECE Approval, within 30 Business Days after the date of the Arrangement Agreement or such other date as the Parties may reasonably agree, the Parties shall submit a notification to COFECE on behalf of the Parties to obtain the COFECE Approval. The Parties agree that Equinox Gold shall appoint the common representative in such notification to COFECE.

3. the Parties shall, and shall cause their respective subsidiaries, as applicable, to file, as promptly as practicable but in any event within 40 Business Days after the date of the Arrangement Agreement or such other date as the Parties may reasonably agree, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Key Regulatory Approvals.

4. all filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of any Key Regulatory Approvals shall be paid by the Parties, shared equally.

5. the Parties shall use their commercially reasonable efforts to

(a) obtain the Key Regulatory Approvals at the earliest reasonably practicable date;

(b) respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Key Regulatory Approvals; and

(c) make such further filings as may be necessary, proper or advisable in connection therewith.

MANAGEMENT INFORMATION CIRCULAR	Page 66

2025 Annual and Special Meeting of Shareholders

6. with respect to obtaining the Key Regulatory Approvals, each of the Parties shall cooperate with the other Party and shall provide such assistance as each other Party may reasonably request in connection with obtaining the Key Regulatory Approvals. Each Party shall keep the other Party reasonably informed as to the progress of obtaining the Key Regulatory Approvals. Where a Party provides any submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents to another Party on an external counsel-only basis with regards to obtaining Key Regulatory Approvals, the Party disclosing the documents shall also provide the Party receiving such documents with a redacted version of any such submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents.

7. with the exception of the transactions contemplated by the Arrangement Agreement, neither of the Parties shall enter into any transaction, investment, agreement, arrangement or joint venture or take any other action, the effect of which would reasonably by expected to make obtaining the Key Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Key Regulatory Approvals.

8. the Parties shall use (and shall cause their respective subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on their respective parts to consummate the transactions contemplated by the Arrangement Agreement as promptly as practicable after the date of the Arrangement Agreement; provided, however, that the mutual covenants and covenants relating to Key Regulatory Approval provisions shall not require either of the Parties to take any steps or actions that would, as applicable, affect their or their respective subsidiaries' right to own, use or exploit its or their business, operations or assets, including, for greater certainty, divesting, restricting or agreeing to divest or restrict any assets of the Parties or any of their respective subsidiaries, terminating any existing relationships, contractual rights or obligations or any of the Parties or any of their respective subsidiaries or effecting any change or restructuring of any of the Parties or any of their respective subsidiaries in order to obtain the Key Regulatory Approvals prior to the Outside Date.

For the complete text of the applicable provisions, see section 5.6 of the Arrangement Agreement.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions Precedent

The obligations of Equinox Gold and Calibre to complete the Arrangement will be subject to the fulfillment of, among others, the following conditions precedent, which may only be waived with the mutual consent of the Parties:

1. the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Calibre or Equinox Gold, acting reasonably, on appeal or otherwise;

2. the Court shall have determined that the terms and conditions of the exchange of Calibre Shares for the Consideration Shares, and of Calibre Options for Replacement Options, in each case pursuant to the Plan of Arrangement, are procedurally and substantively fair to holders of Calibre Shares and Calibre Options, and the Final Order shall have been granted in a form satisfactory to Calibre and Equinox Gold, acting reasonably;

3. the Calibre Securityholder Approval shall have been obtained at the Calibre Meeting in accordance with the Interim Order;

4. the Equinox Gold Shareholder Approval shall have been obtained at the Meeting;

MANAGEMENT INFORMATION CIRCULAR	Page 67

2025 Annual and Special Meeting of Shareholders

5. there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Equinox Gold or Calibre which shall prevent the consummation of the Arrangement;

6. the Key Regulatory Approvals and Key Third Party Consents and Approvals shall have been obtained and shall not have been modified or withdrawn prior to the Effective Time;

7. the Arrangement Agreement shall not have been terminated in accordance with its terms; and

8. the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under securities Laws and shall not be subject to resale restrictions under applicable securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators).

Equinox Gold Conditions Precedent

The obligations of Equinox Gold to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, any of which may be waived by Equinox Gold:

1. all covenants of Calibre under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Equinox Gold shall have been duly performed by Calibre in all material respects, and Equinox Gold shall have received a certificate of Calibre addressed to Equinox Gold and dated the Effective Time, signed by two executive officers on behalf of Calibre (on Calibre's behalf and without personal liability), confirming the same as at the Effective Date;

2. (i) the representations and warranties of Calibre set forth in the Arrangement Agreement (other than as contemplated in clauses (ii) and (iii) below) shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; (ii) the representations and warranties of Calibre regarding organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time; and (iii) the representations and warranties of Calibre set forth regarding capitalization, ownership of subsidiaries and brokers shall be true and correct in all respect (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Equinox Gold shall have received a certificate of Calibre addressed to Equinox Gold and dated the Effective Date, signed on behalf of Calibre by a senior executive officer of Calibre (on Calibre's behalf and without personal liability), confirming the same;

3. since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Calibre;

4. Calibre shall have completed the Concurrent Financing, provided that this condition shall not be available to Equinox Gold if it fails to fulfill any of its obligations under its respective irrevocable subscription agreement entered into by Calibre and Equinox Gold dated as of the date of the Arrangement Agreement in connection with the Concurrent Financing; and

MANAGEMENT INFORMATION CIRCULAR	Page 68

2025 Annual and Special Meeting of Shareholders

5. holders of no more than 5% of the Calibre Shares shall have exercised Dissent Rights.

Calibre Conditions Precedent

The obligations of Calibre to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, any of which may be waived by Calibre:

1. all covenants of Equinox Gold under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Calibre shall have been duly performed by Equinox Gold in all material respects, and Calibre shall have received a certificate of Equinox Gold, addressed to Calibre and dated the Effective Time, signed on behalf of Equinox Gold by two executive officers of Equinox Gold (on Equinox Gold's behalf and without personal liability), confirming the same as of the Effective Date;

2. the representations and warranties of Equinox Gold set forth in the Arrangement Agreement (other than as contemplated in clauses (i) and (ii) below) (i) shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all material respects would not reasonably be expected to have a Material Adverse Effect; (ii) the representations and warranties of Equinox Gold regarding organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time; and (iii) the representations and warranties of Equinox Gold set forth regarding capitalization, ownership of subsidiaries and brokers shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the date of the Arrangement Agreement and as of the Effective Time as though made on and as of such date or time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and Calibre shall have received a certificate of Equinox Gold addressed to Calibre and dated the Effective Date, signed on behalf of Equinox Gold by a senior executive officer of Equinox Gold (on Equinox Gold's behalf and without personal liability), confirming the same;

3. since the date of the Arrangement Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Equinox Gold;

4. Equinox Gold shall have delivered evidence satisfactory to Calibre of the approval of the listing and posting for trading on the TSX and the NYSE American, subject only to satisfaction of the standard listing conditions, of the Consideration Shares, the Equinox Gold Shares underlying the Replacement Options and the Equinox Gold Shares underlying the Calibre Warrants at the Effective Time;

5. the Post-Arrangement Equinox Gold Board shall be composed of ten directors, as follows: Ross Beaty (Chairman) together with five additional directors appointed by Equinox Gold and four director nominees of Calibre with effect as of and from the Effective Time;

6. senior management of Post-Arrangement Equinox Gold shall be comprised of those individuals set forth in Schedule E of the Arrangement Agreement with effect as of and from the Effective Time;

MANAGEMENT INFORMATION CIRCULAR	Page 69

2025 Annual and Special Meeting of Shareholders

7. Equinox Gold shall have completed its obligations under their irrevocable subscription agreement entered into by Calibre and Equinox Gold dated as of the date of the Arrangement Agreement in connection with the Concurrent Financing; and

8. Equinox Gold shall, following the receipt of the Final Order and prior to the Effective Time, have provided the Depositary with sufficient Equinox Gold Shares in escrow to pay the Consideration to Calibre Shareholders pursuant to the Arrangement and the Depositary shall have confirmed receipt of the Consideration Shares.

Insurance and Indemnification

Equinox Gold will, or will cause Calibre and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by Calibre and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that prior to the Effective Date, Calibre may, in the alternative, purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Date with the prior written consent of Equinox Gold.

Equinox Gold will honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Calibre and its subsidiaries and such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

Calibre will act as agent and trustee of the benefits of the foregoing for its directors and officers and those of its subsidiaries for the purpose of the above indemnification and insurance rights and obligations, which will survive the execution and delivery of the Arrangement Agreement, and the completion of the Arrangement and will be enforceable against Equinox Gold.

Non-Solicitation Covenants and Right to Match

Non-Solicitation Covenant and Acquisition Proposal

Each Party has covenanted to the other Party that it shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of such Party or any of its subsidiaries:

1. make, solicit, assist, initiate, promote, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

2. participate, directly or indirectly, in any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, a Party may communicate with any person making an Acquisition Proposal for the purpose of: (A) advising such person of the restrictions in the Arrangement Agreement; (B) clarifying the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; or (C) for the purpose of advising such person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal;

3. approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

MANAGEMENT INFORMATION CIRCULAR	Page 70

2025 Annual and Special Meeting of Shareholders

4. accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal, or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in relation to an Acquisition Proposal;

5. withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the other Party, such Party's Board Recommendation (in the case of Calibre) or Equinox Board Recommendation (in the case of Equinox Gold), as applicable;

6. if an Acquisition Proposal has been publicly disclosed in respect of a Party, that Party fails to publicly recommend against such Acquisition Proposal within ten Business Days after the other Party's written request that the Party or the Party's board of directors do so (or subsequently withdraw, change, amend, modify or qualify (or publicly propose to do so), in a manner adverse to such Party, such rejection of such Acquisition Proposal) and reaffirm the Party's Board Recommendation (in the case Calibre) or Equinox Board Recommendation (in the case of Equinox Gold) within such ten Business Day period (or, with respect to any Acquisition Proposals or material amendments, revisions or changes to the terms of any such previously publicly disclosed Acquisition Proposal) that are publicly disclosed within the last ten days prior to the Calibre Meeting (in the case of an Acquisition Proposal in respect of Calibre) or the Meeting (in the case of an Acquisition Proposal in respect of Equinox Gold), as applicable, the Party in respect of which the Acquisition Proposal is made fails to take the actions referred to in this clause, with references to the applicable ten Business Day prior being replaced with three Business Days;

7. fail to include the Party's Board Recommendation (in the case Calibre) or Equinox Board Recommendation (in the case of Equinox Gold), as applicable, in that Party's management information circular;

8. make any public announcement or take other action inconsistent with the recommendation of the Equinox Gold Board to approve the Arrangement, in the case of Equinox Gold, or the Calibre Board, in the case of Calibre;

9. approve or authorize, or cause or permit the Party or its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document relating to, or any other agreement or commitment providing for, any Acquisition Proposal (other than an acceptable confidentiality agreement entered into in accordance with the Arrangement Agreement); or

10. commit or agree to do any of the foregoing (any act by a Party described in clauses (3) to (9) inclusive, to the extent related to the foregoing clauses inclusive) a "Change in Recommendation".

Each Party has covenanted to the other Party that it will cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted prior to the Arrangement Agreement by it, its subsidiaries or any Representatives with respect to any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and use commercially reasonably efforts to exercise all rights it has to require) the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request (and use commercially reasonable efforts to exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any confidential information regarding such Party and its subsidiaries and use its commercially reasonable efforts to confirm that such requests are complied with in accordance with the terms of such rights. Each Party has agreed that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party and each Party undertook to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 71

2025 Annual and Special Meeting of Shareholders

Notwithstanding any other provision of the Arrangement Agreement if at any time following the date of the Arrangement Agreement and prior to obtaining the Calibre Securityholder Approval, in the case of Calibre, or the Equinox Gold Shareholder Approval, in the case of Equinox Gold, a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of the Arrangement Agreement and that the board of directors of such Party determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to constitute or lead to a Superior Proposal and the failure to participate in discussions or negotiations or to disclose non-public information to such third party would be inconsistent with its fiduciary duties under applicable Law, then, and only in such case, such Party may, in response to a request made by the party making such Acquisition Proposal subject to compliance with the Arrangement Agreement:

1. furnish information with respect to such Party and its subsidiaries to the person making such Acquisition Proposal; and/or

2. enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that such Party shall not, and shall not allow its Representatives to, disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the other Party hereto; and (ii) without entering into an agreement with such person (and providing a true copy of such agreement to the other Party) substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement; provided, however, that any such agreement shall not preclude such person from making a Superior Proposal or prohibit a Party from providing any information to the other Party in accordance with, or otherwise complying with, the Arrangement Agreement.

Each Party shall promptly notify the other Party, at first orally and then as soon as reasonably practical thereafter in writing (and, in any event, within 24 hours) of receipt of any Acquisition Proposal (whether or not in writing), any inquiry received that could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request received for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of Calibre by any person that informs Calibre that it is considering making an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, inquiry or request, and shall provide the other Party with a copy of any such Acquisition Proposal, inquiry, or request, a copy of any agreement entered into in accordance with the Arrangement Agreement hereof and a copy of any other agreements (including material financing documents), substantive correspondence or documents which relate to the Acquisition Proposal, or any amendment to any of the foregoing. Subject to the right to match provisions of the Arrangement Agreement, (i) prior to obtaining the Calibre Securityholder Approval, if Calibre receives an Acquisition Proposal that did not result from a breach of the Arrangement Agreement, it may, subject to certain conditions set out in the Arrangement Agreement, terminate the Arrangement Agreement and enter into an agreement, understanding or arrangement with respect to such Superior Proposal; and (ii) prior to obtaining the Equinox Gold Shareholder Approval, if Equinox Gold receives an Acquisition Proposal that did not result from a breach of the Arrangement Agreement, it may, subject to certain conditions set out in the Arrangement Agreement, terminate the Arrangement Agreement and enter into an agreement, understanding or arrangement with respect to such Superior Proposal.

Nothing contained in the Arrangement Agreement prohibits either Party from responding through a directors' circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal if: (i) in the good faith judgment of such Party's board of directors, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with under applicable Law; (ii) such Party provides the other Party and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such disclosure, including but not limited to the directors' circular or otherwise; and (iii) such Party considers all reasonable amendments to such disclosure as requested by the other Party and its legal counsel, acting reasonably. Nothing in the Arrangement Agreement prevents a Party's board of directors from (A) calling and holding a meeting of shareholders validly requisitioned by that Party's shareholders in accordance with the BCBCA; or (B) calling and holding a meeting of shareholders ordered to be held by a court in accordance with Law.

MANAGEMENT INFORMATION CIRCULAR	Page 72

2025 Annual and Special Meeting of Shareholders

For the complete text of the applicable provisions, see section 7.2 of the Arrangement Agreement.

Superior Proposals and Right to Match

Notwithstanding any other provision of the Arrangement Agreement if a Party receives a written Acquisition Proposal prior to the approval of the Arrangement Resolution (in respect of an Acquisition Proposal for Calibre) or the Share Issuance Resolution (in respect of an Acquisition Proposal for Equinox Gold), as applicable, in each case, that such Party's board of directors determines in good faith constitutes a Superior Proposal, then such Party's board of directors may make a Change in Recommendation and/or enter into an agreement, understanding or arrangement in respect of such Superior Proposal (a Superior Proposal Agreement) if and only if:

1. the Party receiving such proposal (Receiving Party) has complied with its obligations under the non- solicitation provisions of the Arrangement Agreement and has provided the other Party (Responding Party) with a copy of the Superior Proposal and all related documentation to be delivered pursuant to the Arrangement Agreement as well as the value in financial terms that the Party's board of directors has determined should be ascribed to any non-cash consideration offered under such Superior Proposal;

2. a period (Response Period) of six Business Days has elapsed from the date that is the later of: (x) the date on which the Responding Party receives written notice from the Receiving Party that it has determined, subject only to compliance with the right to match provisions of the Arrangement Agreement, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (y) the date the Responding Party receives a copy of the Superior Proposal and all related documents to be delivered pursuant to the Arrangement Agreement;

3. after the Response Period, the Responding Party (after consultation with its legal and financial advisors) has determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal compared to any proposed amendments to the terms of the Arrangement Agreement and the Plan of Arrangement by the Responding Party and failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Law; and

4. prior to or concurrently with entering into such Superior Proposal Agreement, the Receiving Party shall have terminated the Arrangement Agreement pursuant to certain termination provisions set forth in the Arrangement Agreement where either Calibre or Equinox Gold are the Receiving Party and the Receiving Party shall have paid the Responding Party the applicable Termination Fee.

During the Response Period, the Responding Party will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including modification of the consideration. The Receiving Party shall review any such offer by the Responding Party to amend the Arrangement Agreement and the Plan of Arrangement to determine in good faith whether the Acquisition Proposal to which the Responding Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the Responding Party to be amended. The Receiving Party shall negotiate in good faith with the Responding Party to enable the Responding Party to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable the Responding Party to proceed with the Arrangement and any related transactions on such amended terms. The Receiving Party agrees that, subject to the Receiving Party's disclosure obligations under applicable Securities Laws, the fact of the making of, and each of the terms of, any such proposed amendments shall be kept strictly confidential and shall not be disclosed to any person (including without limitation, the person having made the Superior Proposal), other than the Receiving Party's Representatives, without the prior written consent of the Responding Party. If the Receiving Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended by the Responding Party, the Receiving Party will cause it to enter into an amendment to the Arrangement Agreement with the Responding Party incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend. If the Receiving Party board of directors continues to believe in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Responding Party's offer to amend the Arrangement Agreement and the Arrangement, if any, the Receiving Party may, subject to compliance with the other provisions hereof, make a Change in Recommendation and/or enter into a Superior Proposal Agreement with respect to such Superior Proposal.

MANAGEMENT INFORMATION CIRCULAR	Page 73

2025 Annual and Special Meeting of Shareholders

The Receiving Party will promptly reaffirm its Board Recommendation (in the case of Calibre) or Equinox Board Recommendation (in the case of Equinox Gold), as applicable, by the prompt issuance of a press release after: (i) any Acquisition Proposal which the Receiving Party determines not to constitute a Superior Proposal is publicly announced; or (ii) the Receiving Party's board of directors determines that a proposed amendment to the terms of the Arrangement Agreement and the Plan of Arrangement pursuant to the provision with regards to the Response Period would result in any Acquisition Proposal that has been publicly announced to no longer constitute a Superior Proposal. The Responding Party and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Receiving Party, acting reasonably.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the Receiving Party's securities shall constitute a new Acquisition Proposal for the purposes of the right to match provisions of the Arrangement Agreement and the Responding Party shall be afforded a new Response Period and the right to match in respect of each such Acquisition Proposal.

For the complete text of the applicable provisions, see section 7.3 of the Arrangement Agreement.

Expenses and Termination Fees

The Parties have agreed that all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, except in the circumstances described below.

Termination Fee

If the Arrangement Agreement is terminated as a result of a Party entering into an agreement, understanding or arrangement to effect an Acquisition Proposal that is a Superior Proposal, subject to certain limitations, a Change in Recommendation in respect of the Arrangement or the material breach of such Party's non-solicitation covenants, then such Party will pay the applicable Termination Fee to the other Party.

In addition to the foregoing, if: (i) the Arrangement Agreement is terminated due to the failure of Calibre to obtain Calibre Securityholder Approval at the Calibre Meeting or Equinox Gold to obtain Equinox Gold Shareholder Approval at the Meeting (such Party, the Non-Approving Party); (ii) prior to such Non-Approving Party's securityholders meeting, an Acquisition Proposal or the intention to make an Acquisition Proposal with respect to the Non-Approving Party has been publicly announced; (iii) such Acquisition Proposal (as it may be modified or amended) has not expired or been withdrawn at least five Business Days prior to the Calibre Meeting; and (iv) within 12 months of the date of such termination:

1. the announced Acquisition Proposal (as it may be modified or amended) is consummated by the Non-Approving Party; or

MANAGEMENT INFORMATION CIRCULAR	Page 74

2025 Annual and Special Meeting of Shareholders

2. the Non-Approving Party and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the board of directors of the Non-Approving Party approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, provided that, for the purposes of the above "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%", then the Non-Approving Party will pay to the other Party the Termination Fee, as applicable, within two Business Days following the closing of the applicable transaction.

Expense Reimbursement

In the event the Arrangement Agreement is terminated by Calibre or Equinox Gold, where the Effective Time has not occurred on or before the Outside Date due to the failure of (i) Equinox Gold to obtain the Equinox Gold Shareholder approval; or (ii) Calibre to obtain the Calibre Securityholder Approval, respectively, such terminating Party is entitled to an Expense Reimbursement payment of $2 million provided that no Expense Reimbursement shall be payable to the terminating Party if such terminating Party has failed to obtain its requisite shareholder approval at its shareholder meeting (if held prior to such time) or a Material Adverse Effect with respect to the terminating Party has occurred prior to its shareholder meeting.

For the complete text of the applicable provisions, see section 7.4 of the Arrangement Agreement.

Termination

Subject to payment of the Termination Fee where applicable, the Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time:

1. by mutual written agreement of Calibre and Equinox Gold;

2. by either Calibre or Equinox Gold if:

(a) the Effective Time shall not have occurred on or before the Outside Date, provided that such termination right shall not be available to a Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by the Outside Date;

(b) after the date of the Arrangement Agreement, there shall be enacted or made any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Calibre or Equinox Gold from consummating the Arrangement, provided that a Party seeking to exercise this termination right has used commercially reasonable efforts to appeal, overturn or otherwise have such Law lifted or rendered non-applicable;

(c) the Arrangement Resolution shall have failed to obtain the Calibre Securityholder Approval at the Calibre Meeting in accordance with the Interim Order, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure to receive the Calibre Securityholder approval; or

(d) the Share Issuance Resolution shall have failed to obtain the Equinox Gold Shareholder Approval at the Meeting in accordance with applicable Law, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure to receive the Equinox Gold Shareholder Approval;

MANAGEMENT INFORMATION CIRCULAR	Page 75

2025 Annual and Special Meeting of Shareholders

3. by Equinox Gold if:

(a) the Calibre Board makes a Change in Recommendation;

(b) prior to the Meeting, the Equinox Gold Board authorizes Equinox Gold to enter into a Superior Proposal Agreement with respect to a Superior Proposal, provided that Equinox Gold is then in compliance with the terms of the non-solicitation provisions and Superior Proposal provisions set forth in the Arrangement Agreement in all material respects and that, prior to or concurrently with such termination, Equinox Gold pays its applicable Termination Fee;

(c) subject to the notice and cure provisions set out in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Calibre set out in the Arrangement Agreement (other than the non-solicitation provisions) shall have occurred that would cause the conditions precedent to the benefit of Equinox Gold not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Equinox Gold is not then in breach thereof so as to cause any of the conditions to the obligations of Calibre not to be satisfied; or

(d) Calibre is in material breach or material default of any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement;

4. by Calibre if:

(a) the Equinox Gold Board makes a Change in Recommendation;

(b) prior to the Calibre Meeting, the Calibre Board authorizes Calibre to enter into a Superior Proposal Agreement with respect to a Superior Proposal, provided that Calibre is then in compliance with the terms of the non-solicitation provisions and Superior Proposal provisions set forth in the Arrangement Agreement in all material respects and that, prior to or concurrently with such termination, Calibre pays its applicable Termination Fee;

(c) subject to the notice and cure provisions set out in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Equinox Gold set out in the Arrangement Agreement (other than the non-solicitation provisions) shall have occurred that would cause the conditions precedent to the benefit of Calibre not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Calibre is not then in breach thereof so as to cause any of the conditions to the obligations of Equinox Gold not to be satisfied; or

(d) Equinox Gold is in material breach or material default of any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement.

For the complete text of the applicable provisions, see section 8.2 of the Arrangement Agreement.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Calibre Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Calibre's Securityholders and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

MANAGEMENT INFORMATION CIRCULAR	Page 76

2025 Annual and Special Meeting of Shareholders

1. change the time for performance of any of the obligations or acts of the Parties;

2. waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

3. waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

4. waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

For the complete text of the applicable provisions, see section 8.3 of the Arrangement Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 77

2025 Annual and Special Meeting of Shareholders

VOTING SUPPORT AGREEMENTS

Equinox Gold Voting Support Agreements

Effective February 23, 2025, each of the directors and senior officers of Equinox Gold, who, in the aggregate, beneficially own or exercise control or direction over, directly or indirectly, 28,221,548 Equinox Gold Shares or approximately 6.2% of the outstanding Equinox Gold Shares as of the Record Date (on a non-diluted basis), have entered into an Equinox Gold Voting Support Agreement with Calibre pursuant to which they have agreed, among other things, to vote, or cause to be voted, all of such Equinox Gold Supporting Shareholders' Equinox Gold Shares: (i) in favour of the approval of the Share Issuance Resolution, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement; (ii) against any Acquisition Proposal for Equinox Gold; (iii) against any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Equinox Gold in the Arrangement Agreement or of the Equinox Gold Supporting Shareholder under the Equinox Gold Voting Support Agreement; and (iv) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. Additionally, each Equinox Gold Supporting Shareholder has agreed to a number of customary negative covenants in furtherance of the consummation of the Arrangement, as more particularly described in the Equinox Gold Voting Support Agreements.

Each Equinox Gold Voting Support Agreement may be terminated: (i) at any time upon the written agreement of Calibre and the applicable Equinox Gold Supporting Shareholder; (ii) by the applicable Equinox Gold Supporting Shareholder if (A) any of the representations and warranties of Calibre in the Equinox Gold Voting Support Agreement shall not be true and correct in all material respects; or (B) Calibre, without the prior written consent of the applicable Equinox Gold Supporting Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the applicable Equinox Gold Supporting Shareholder; or (iii) by Calibre if (A) any of the representations and warranties of the applicable Equinox Gold Supporting Shareholder in the Equinox Gold Voting Support Agreement shall not be true and correct in all material respects; or (B) the applicable Equinox Gold Supporting Shareholder shall not have complied with its covenants to Calibre contained in the Equinox Gold Voting Support Agreement, provided that Calibre has notified the applicable Equinox Gold Supporting Shareholder in writing of any of the foregoing events and the same has not been cured within ten Business Days of the date such notice was received by the applicable Equinox Gold Supporting Shareholder; and (iv) automatically on the earlier of: (A) the Effective Time; and (B) the date and time that the Arrangement Agreement is terminated in accordance with its terms.

A copy of the Equinox Gold Voting Support Agreement is available under Equinox Gold's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Calibre Voting Support Agreements

Effective February 23, 2025, each of the directors and senior officers of Calibre who, in the aggregate, beneficially own or exercise control or direction over, directly or indirectly, 18,871,321 Calibre Shares or approximately 2.2% of the outstanding Calibre Shares as of the Record Date (on a non-diluted basis) have entered into a Calibre Voting Support Agreement with Equinox Gold pursuant to which they have agreed, among other things, to vote, or cause to be voted, all of the Calibre Supporting Shareholders' securities of Calibre which have a right to be voted at the Calibre Meeting: (i) in favour of the approval of the Arrangement Resolution, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement; (ii) against any Acquisition Proposal for Calibre; (iii) against any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Calibre in the Arrangement Agreement or of the Calibre Supporting Shareholder under the Calibre Voting Support Agreement; and (iv) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. Additionally, each Calibre Supporting Shareholder has agreed to a number of customary negative covenants in furtherance of the consummation of the Arrangement, as more particularly described in the Calibre Voting Support Agreements.

MANAGEMENT INFORMATION CIRCULAR	Page 78

2025 Annual and Special Meeting of Shareholders

Each Calibre Voting Support Agreement may be terminated: (i) at any time upon the written agreement of Equinox Gold and the applicable Calibre Supporting Shareholder; (ii) by the applicable Calibre Supporting Shareholder if (A) any of the representations and warranties of Equinox Gold in the Calibre Voting Support Agreement shall not be true and correct in all material respects; or (B) Equinox Gold, without the prior written consent of the applicable Calibre Supporting Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the Calibre Supporting Shareholder; (iii) by Equinox Gold if (A) any of the representations and warranties of the applicable Calibre Supporting Shareholder in the Calibre Voting Support Agreement shall not be true and correct in all material respects; or (B) the applicable Calibre Supporting Shareholder shall not have complied with its covenants to Equinox Gold contained in the Calibre Voting Support Agreement, provided that Equinox Gold has notified the applicable Calibre Supporting Shareholder in writing of any of the foregoing events and the same has not been cured within ten Business Days of the date such notice was received; and (iv) automatically on the earlier of: (A) the Effective Time; and (B) the date and time that the Arrangement Agreement is terminated in accordance with its terms.

A copy of the Calibre Voting Support Agreement is available under Calibre's SEDAR+ profile at www.sedarplus.ca.

MANAGEMENT INFORMATION CIRCULAR	Page 79

2025 Annual and Special Meeting of Shareholders

RISK FACTORS

Risk Factors Relating to the Arrangement

Equinox Gold Shareholders voting in favour of the Share Issuance Resolution will be choosing to endorse the proposed acquisition of all issued and outstanding Calibre Shares by Equinox Gold. In addition to the risk factors present in each of Equinox Gold's and Calibre's businesses, described under the heading "Risk Factors" in the Equinox Gold AIF and Calibre AIF, which are incorporated by reference herein, Equinox Gold Shareholders should carefully consider the following risk factors specifically associated with the Arrangement in evaluating whether to approve the Share Issuance Resolution. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein and documents filed by Equinox Gold and Calibre pursuant to applicable laws from time to time.

Arrangement may not be completed

Each of Equinox Gold and Calibre has the right to terminate the Arrangement Agreement in certain circumstances. In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside of the control of Equinox Gold or Calibre. Among other things, the Arrangement is conditional upon the approval of the Arrangement Resolution by Calibre Securityholders, approval of the Share Issuance Resolution by Equinox Gold Shareholders, Canadian Competition Approval, COFECE Approval, TSX and NYSE American approval and Court approval. Accordingly, there can be no assurance that any or all such approvals will be obtained and there is no certainty that the Arrangement will be completed in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement, or at all. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any approvals could have an adverse effect on the business, financial condition or results of operations of Calibre, Equinox Gold or Post-Arrangement Equinox Gold.

Arrangement Agreement may be terminated

Each of Equinox Gold and Calibre has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Equinox Gold provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For instance, either Equinox Gold or Calibre has the right, in certain circumstances, to terminate the Arrangement Agreement in the event of a Material Adverse Effect on the other Party. There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case Equinox Gold or Calibre could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

Equinox Gold may be subject to a number of material risks relating to the Arrangement not being completed, including the following:

(i) certain costs related to the Arrangement, such as legal, financial advisor and accounting fees must be paid by Equinox Gold even if the Arrangement is not completed;

(ii) if the Arrangement is not completed, the market price of Equinox Gold Shares may be adversely affected; and

(iii) Equinox Gold may be required to pay the Termination Fee in certain circumstances or Expense Reimbursement of $2 million in certain other circumstances.

Restrictions on Equinox Gold prior to closing

The Arrangement Agreement restricts Equinox Gold from taking specified actions until the Arrangement is completed, without the consent of Calibre. These restrictions may prevent Equinox Gold from pursuing attractive business opportunities that may arise prior to completion of the Arrangement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of Equinox Gold's resources to the completion thereof and the restrictions that were imposed on Equinox Gold under the Arrangement Agreement may have an adverse effect on the current future operations, financial condition and prospects of Equinox Gold as a standalone entity.

MANAGEMENT INFORMATION CIRCULAR	Page 80

2025 Annual and Special Meeting of Shareholders

The Equinox Gold Shares issued in connection with the Arrangement may have a market value different than expected

Pursuant to the Arrangement, each Calibre Shareholder will be entitled to receive 0.31 of an Equinox Gold Share for each Calibre Share held. Because the Exchange Ratio will not be adjusted to reflect any changes in the market value of Equinox Gold Shares or Calibre Shares, the market values of the Equinox Gold Shares and the Calibre Shares at the Effective Time may vary significantly from the values at the date of this Circular. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Equinox Gold, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of gold and other factors over which neither Equinox Gold nor Calibre has control. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Equinox Gold Shares that Calibre Shareholders may receive on the Effective Date.

Risks related to Calibre's business

While Equinox Gold has completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, on Calibre, certain risks may materialize, may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Equinox Gold and the combined assets of Equinox Gold and Calibre following the Arrangement and may have a negative impact on the value of Post-Arrangement Equinox Gold shares.

Equinox Gold may become liable to pay the Termination Fee or Expense Reimbursement

If the Arrangement Agreement is terminated under certain circumstances, Equinox Gold may be required to pay the Termination Fee to Calibre. The Termination Fee may discourage third parties from attempting to propose a significant business transaction with Equinox Gold, even if a different transaction could provide better value than the Arrangement to Equinox Gold Shareholders. Moreover, if Equinox Gold is required to pay the Termination Fee under the Arrangement Agreement and Equinox Gold does not enter into or complete an alternative transaction, the financial condition of Equinox Gold may be materially adversely affected. In addition, if the Arrangement Agreement is terminated in certain circumstances, including where the Equinox Gold Shareholders have not approved the Share Issuance Resolution prior to the Outside Date, Equinox Gold will be obligated to reimburse Calibre in respect of the reasonable and documented expenses Calibre has actually incurred in respect of the Arrangement and the Arrangement Agreement up to a maximum amount of $2 million.

Dissent Rights

Calibre Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Calibre Shares in cash in connection with the Arrangement in accordance with the BCBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order. Equinox Gold's obligation to complete the Arrangement is conditional upon Dissent Rights not being exercised by Calibre Shareholders holding more than 5% of the issued and outstanding Calibre Shares. Accordingly, the Arrangement may not be completed if Calibre Shareholders exercise Dissent Rights in respect of more than 5% of the issued and outstanding Calibre Shares and Equinox Gold does not waive this condition to its obligation to complete the Arrangement. If Dissent Rights are exercised in respect of a significant number of Calibre Shares, a substantial cash payment may be required to be made to such Calibre Shareholders, which could have an adverse effect on Post-Arrangement Equinox Gold's financial condition and cash resources.

MANAGEMENT INFORMATION CIRCULAR	Page 81

2025 Annual and Special Meeting of Shareholders

Equinox Gold and Calibre expect to each incur significant costs associated with the Arrangement

Each of Equinox Gold and Calibre will incur significant direct transaction costs in connection with the Arrangement. While such costs were anticipated, actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. Moreover, certain of Equinox Gold's and Calibre's costs related to the Arrangement, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed.

Risk Factors Relating to Post-Arrangement Equinox Gold

Possible failure to realize anticipated benefits of the Arrangement

Equinox Gold and Calibre are proposing to complete the Arrangement for a variety of reasons, including to strengthen the position of each entity in the mining industry and to combine the assets of both companies to realize certain benefits, including those set forth in this Circular under the heading "Background to the Arrangement and Recommendations - Reasons for the Arrangement". Achieving the anticipated benefits of the Arrangement depends in part on the ability of Equinox Gold to effectively fund and develop Post-Arrangement Equinox Gold's key projects, to realize the anticipated capital and operating synergies and to maximize the potential of its improved growth opportunities and anticipated capital funding opportunities. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Post-Arrangement Equinox Gold to achieve the anticipated benefits of the Arrangement.

Risks related to the integration of Equinox Gold and Calibre

Post-Arrangement Equinox Gold's ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Post-Arrangement Equinox Gold's ability to realize the anticipated growth opportunities and synergies from integrating Calibre's business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities available to Post-Arrangement Equinox Gold, and from operational matters during this process.

In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of Equinox Gold and Calibre. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the Arrangement. The integration process is in the planning phase, and although most operational and strategic decisions have yet to be made, key decisions with respect to selected senior staffing positions and organization structure are progressing. These decisions and the integration of Equinox Gold and Calibre will present challenges to management, including the integration of systems and personnel of the two geographically-separated companies, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of Post-Arrangement Equinox Gold's operations could be adversely affected if it cannot retain key employees to assist in the integration and operation of Equinox Gold and Calibre.

Any inability of management to successfully integrate the operations could have a Material Adverse Effect on the business, financial condition and results of operations of Post-Arrangement Equinox Gold.

Additionally, Post-Arrangement Equinox Gold will face the same risks that each of Equinox Gold and Calibre currently face, in addition to other risks.

MANAGEMENT INFORMATION CIRCULAR	Page 82

2025 Annual and Special Meeting of Shareholders

Mineral reserves and mineral resources may not be realizable

The mineral reserves and mineral resources in respect of the properties in which Equinox Gold and Calibre hold interests are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Actual mineral reserves may not conform to geological or other expectations, and the volume and grade of production may be below the estimated levels.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the control of Equinox Gold and Calibre. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold and silver, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold and silver, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

Market price of mineral commodities

The profitability of Post-Arrangement Equinox Gold's operations will be dependent upon the market price of mineral commodities. Mineral prices, including the price of gold, fluctuate widely and are affected by numerous factors beyond the control of Post-Arrangement Equinox Gold. One such factor is the uncertainty of the tariffs implemented by the United States on Canada, which has caused retaliatory tariffs from Canada on the United States on certain imports and exports, which has caused and may cause significant fluctuations of the market price and volatility of commodities. The level of interest rates, the rate of inflation, the world supply and liquidity of mineral commodities and the stability of exchange and future rates can also all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and on-going political developments. The price of mineral commodities, including the price of gold, has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a Material Adverse Effect on Post-Arrangement Equinox Gold's business, financial condition and results of operations.

Risks of Post-Arrangement Equinox Gold operating in Nicaragua

Calibre's operations in Nicaragua may expose Post-Arrangement Equinox Gold to uncertain social, political or economic conditions and other risks, including potential sanctions. Nicaragua is, or may become, subject to sanctions or other similar measures imposed by individual countries, such as the United States and Canada, or the general international community through mechanisms such as the United Nations implemented into domestic law. There is the risk that individuals or entities with which Post-Arrangement Equinox Gold will do business could be designated or identified under such sanctions or measures and the property they own or control could also be subject to sanctions. Failure by Post-Arrangement Equinox Gold to comply with such sanctions or measures, whether inadvertent or otherwise, could expose it and its senior management to civil or criminal penalties, becoming implicated or designated under such sanctions, becoming subject to additional remedial processes (including limitations on Post-Arrangement Equinox Gold's ability to carry on its business or operations in Nicaragua or elsewhere), legal expenses, or reputational damage, all of which could materially and adversely affect Post-Arrangement Equinox Gold's business, financial condition and results of operations. Equinox Gold and Calibre are strongly committed to fully complying with any and all sanctions and other similar measures that affect the business of Calibre and will affect the business of Post-Arrangement Equinox Gold in Nicaragua. Additional or expanded sanctions may have other impacts on Calibre and Equinox Gold.

In Nicaragua, Post-Arrangement Equinox Gold may be subject to foreign exchange and monetary controls that restrict Post-Arrangement Equinox Gold from cost-effectively repatriating proceeds of its sales in the future. There is also a risk that foreign public officials will act unreasonably towards Post-Arrangement Equinox Gold. There can be no assurance that these foreign Governmental Entities or other counterparties will not take the steps noted above in respect of Calibre's or Equinox Gold's current operations and, if any such steps are taken, there can be no assurance that sufficient remedies will be available to recoup the investments that have been made to date in such areas. The occurrence of any such events in respect of Calibre's or Equinox Gold's current operations in such foreign nations could adversely affect Post-Arrangement Equinox Gold's business and results of operations and the ability of Post-Arrangement Equinox Gold to achieve the anticipated benefits of the Arrangement.

MANAGEMENT INFORMATION CIRCULAR	Page 83

2025 Annual and Special Meeting of Shareholders

Adverse effects on Equinox Gold Shares

On completion of the Arrangement, a significant number of additional Equinox Gold Shares will be issued and available for trading in the public market. The increase in the number of Equinox Gold Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as "market overhang"), either of which may adversely affect the market for, and the market price of, the Equinox Gold Shares.

Immediately following the completion of the Arrangement, former Calibre Shareholders are expected to own approximately 37% of the Equinox Gold Shares on an undiluted basis, based on the number of Equinox Gold Shares and Calibre Shares outstanding as of the date of this Circular and assuming (i) there are no Dissenting Shareholders; (ii) prior to the Effective Date (a) no Equinox Gold Shares are issued pursuant to any outstanding Equinox Gold Options or other entitlements or rights to acquire Equinox Gold Shares; and (b) no Calibre Shares are issued pursuant to any outstanding Calibre Convertible Securities or other entitlements or rights to acquire Calibre Shares; and (iii) no Equinox Gold Shares are issued at the Effective Time in settlement or exercise of outstanding Calibre Convertible Securities.

Following completion of the Arrangement, former Calibre Shareholders (other than any Dissenting Shareholders) will be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to Equinox Gold's articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders. Although there are no agreements or understandings between the Calibre Shareholders of which Equinox Gold is aware as to voting, if they voted in concert, then they would exert significant influence over Post-Arrangement Equinox Gold.

Post-Arrangement Equinox Gold may not realize the benefits of its growth projects

As part of its strategy, Post-Arrangement Equinox Gold will continue its efforts to develop new mineral projects. A number of risks and uncertainties are associated with the exploration and development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results of Post-Arrangement Equinox Gold's projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, Post-Arrangement Equinox Gold's business, results of operations, financial condition and liquidity could be adversely impacted.

Future transactions and issuances

In the ordinary course of business, Equinox Gold regularly considers and evaluates strategic opportunities including additional acquisitions or investments. Post-Arrangement Equinox Gold may enter into additional strategic transactions that may require the issuance of additional equity securities. Any such strategic transaction could be material to Post-Arrangement Equinox Gold's business, including by, among other things, exposing Post-Arrangement Equinox Gold to new geographic, political, operating, financial, geological and other risks, and could result in a material increase in the number of the outstanding Equinox Gold Shares or the aggregate amount of outstanding debt, which may adversely affect Post-Arrangement Equinox Gold's share price.

MANAGEMENT INFORMATION CIRCULAR	Page 84

2025 Annual and Special Meeting of Shareholders

INFORMATION CONCERNING EQUINOX GOLD

Equinox Gold is a growth-focused gold mining company operating entirely in the Americas, with six producing gold mines and a plan to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. See "Schedule "E" - Information Concerning Equinox Gold" for additional information regarding Equinox Gold.

INFORMATION CONCERNING CALIBRE

Calibre is a Canadian-listed, Americas focused, growing mid-tier gold producer with a pipeline of development and exploration opportunities. In October 2019, Calibre completed the acquisition of certain gold producing mining operations and now owns several operational open-pit and underground mines, two milling facilities and a portfolio of exploration and development properties in Nicaragua. In January 2022, Calibre completed the acquisition of Fiore Gold Ltd., and now owns the Pan Mine, a producing heap leach gold operation and the adjacent advanced development-stage Gold Rock Project in Nevada, USA, and the exploration stage Golden Eagle Project in Washington State, USA. In January 2024, Calibre completed the acquisition of Marathon Gold Corporation, and now owns the Valentine Gold Mine, a multi-million ounce advanced-stage gold development project located in Newfoundland & Labrador, Canada. Valentine Gold Mine is set to be Atlantic Canada's largest gold mine, with first gold production expected in mid-2025.

Calibre produced 242,487 ounces of gold in 2024 and in 2025 it expects to produce between 230,000 and 280,000 ounces of gold from its operations in Nicaragua and Nevada. Guidance for Valentine Gold Mine is expected to be provided after the first gold is produced. Based on the Valentine Technical Report, the life-of-mine average production of Valentine Gold Mine is expected to be approximately 195,000 ounces per year.

See "Schedule "F" - Information Concerning Calibre"for additional information regarding Calibre.

INFORMATION CONCERNING POST-ARRANGEMENT EQUINOX GOLD

As a result of the Arrangement, Calibre will become a wholly-owned subsidiary of Equinox Gold. For further information concerning the business and operations of Post-Arrangement Equinox Gold, see "Schedule "G" - Information Concerning Post-Arrangement Equinox Gold".

BUSINESS OF THE MEETING

To the knowledge of the Equinox Gold Board, the only other matters to be brought before the Meeting, in addition to the Share Issuance Resolution, are those matters set forth in the Notice of Meeting, as set forth below in more detail.

Receive our Financial Statements and the Auditor's Report

Our audited consolidated financial statements for the years ended December 31, 2024 and 2023, and related report of the independent registered public accounting firm, will be presented at the Meeting. The Annual Financial Statements are available on our website, on SEDAR+ and on EDGAR. Printed copies will be mailed to shareholders who requested a copy.

MANAGEMENT INFORMATION CIRCULAR	Page 85

2025 Annual and Special Meeting of Shareholders

Board Size

The Company's Articles require that the Equinox Gold Board consist of the greater of three directors or the number set by ordinary resolution. At the meeting the eight Director Nominees listed in the section "Nominees for Election as Directors" beginning on page 87 of this Circular will be proposed for election as directors of the Company.

If the Arrangement is approved and other closing conditions are met, the Equinox Gold Board size will increase to ten directors, comprising six directors from Equinox Gold and four from Calibre. As the Arrangement is expected to close after the Meeting, Equinox Gold is asking Equinox Gold Shareholders to set, by ordinary resolution, the number of directors of the Company at eight to comply with the Company's Articles.

The Equinox Gold Board recommends you vote IN FAVOUR OF setting the Equinox Gold Board size at eight persons.

Unless otherwise instructed, Management Proxyholders (defined below) will vote IN FAVOUR OF the resolution setting the Equinox Gold Board size at eight persons.

Elect Directors

At the Meeting, Equinox Gold Shareholders will be asked to elect a board of directors to hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. Information on the Director Nominees is listed in the section entitled "Nominees for Election as Directors" below.

Following the completion of the Arrangement, it is expected that the board of directors of Post-Arrangement Equinox Gold will be led by the current Chair of the Equinox Gold Board, Ross Beaty, and that the board of Post-Arrangement Equinox Gold will have ten directors, comprising six directors of Equinox Gold elected at the Meeting, including Ross Beaty and Greg Smith, and four directors from Calibre, being Blayne Johnson, Douglas Forster, Omaya Elguindi and Mike Vint, to be appointed by Equinox Gold upon completion of the Arrangement. See "Executive Officers and Directors of Post-Arrangement Equinox Gold - Directors" in "Schedule "G" - Information Concerning Post-Arrangement Equinox Gold" attached to this Circular.

The Equinox Gold Board recommends you vote IN FAVOUR OF all the Director Nominees.

Unless otherwise instructed, the Management Proxyholders appointed pursuant to the accompanying proxy form will vote IN FAVOUR OF the election of each of the Director Nominees. If a proposed nominee is unable to serve as a director or withdraws their name, the Management Proxyholders reserve the right to nominate and vote for another individual at their discretion.

The Equinox Gold Board recommends the election of eight directors at the Meeting.

The Director Nominees have been selected based on their ability to contribute a diverse range of valuable skills and experience that the Equinox Gold Board believes is necessary to effectively fulfill its duties and responsibilities. We do not expect that any of the Director Nominees will be unable or unwilling to serve as a director. If that should occur before the Meeting, the persons named in the proxy form reserve the right to vote for another nominee, unless you specify in your proxy or VIF that your shares are to be withheld from voting on the election of directors.

MANAGEMENT INFORMATION CIRCULAR	Page 86

2025 Annual and Special Meeting of Shareholders

Advance Notice Policy

The Equinox Gold Board has adopted an Advance Notice Policy for the nomination of directors in certain circumstances. A copy of the Advance Notice Policy is available on Equinox Gold's website. At the date of this Circular, the Company has not received notice of any additional director nominations in connection with the Meeting.

Majority Voting Policy

The Equinox Gold Board has adopted a Majority Voting Policy. Under our Majority Voting Policy, any nominee proposed for election as a director must submit their resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors, where the number of nominees is the same as the number of directors to be elected.

Within 90 days of the relevant shareholders' meeting, the Equinox Gold Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining the Equinox Gold Board's reasons for not accepting the resignation. The Equinox Gold Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Equinox Gold Board. A director who tenders a resignation under this policy will not participate in any Equinox Gold Board or committee meeting at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the current directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting.

Each director elected at the Meeting will hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

MANAGEMENT INFORMATION CIRCULAR	Page 87

2025 Annual and Special Meeting of Shareholders

Some of the director nominee information that follows has been furnished by the individual nominees, including their province or state of residence, principal occupation and business or employment. The number of Equinox Gold Shares, Equinox Gold Options, Equinox Gold RSU, Equinox Gold pRSU and Equinox Gold DSU beneficially owned by each nominee or over which each nominee exercises control or direction set out in the tables below has been obtained from publicly available insider reporting as at the Record Date or has been provided by individual nominees.

Ross Beaty, Chair
Principal Occupation Resource Entrepreneur Age: 73 Residence: British Columbia, Canada Director since December 22, 2017 Independent

Mr. Beaty is the Equinox Gold Board Chair. He is a geologist and resource company entrepreneur with over 50 years of experience in the international minerals industry. He brings extensive experience to the Company and the Equinox Gold Board, including in the key areas of capital markets and finance, mining operations, strategic planning and M&A, corporate governance, and board leadership.[1]

Mr. Beaty is past President of the Silver Institute, a Fellow of the Geological Association of Canada, the Society of Economic Geologists, and the Canadian Institute of Mining (CIM), and a recipient of the CIM's Past President Memorial Medal. He has received the Association of Mineral Exploration of B.C.'s Colin Spence Award for excellence in global mineral exploration, the 2008 Mining      Person of the Year award from the Mining Association of B.C., the Viola R. MacMillan Award from the Prospectors and Developers Association of Canada, the CIM's Vale Medal for meritorious contribution to mining, the Coastal Ocean Research Institute's North Medal for Ocean Conservation, and the Alumni Award of Distinction from UBC's School of Law.

Mr. Beaty has been inducted into the Resource Hall of Fame (2015), the Business Laureates of British Columbia Hall of Fame (2017), and the Canadian Mining Hall of Fame (2018). Additionally, he was appointed to the Order of Canada in 2017.

Mr. Beaty holds a M.Sc., Distinction in Mineral Exploration from the Royal School of Mines, Imperial College, England, and a LLB and B.Sc., Honors in Geology from the University of British Columbia.

The Equinox Gold Board recommends you vote IN FAVOUR OF the election of Mr. Beaty as a director of the Company.

Previous Year's Voting Results:
2024: 99.82% For	2023: 98.63% For		2022: 99.68% For
2024 Board/Committee Attendance
Board of Directors		5 of 5
Other Directorships with Reporting Issuers
Innergex Renewable Energy Inc.		Director
2024 Compensation
Total Cash Retainer[2]		$177,353
Value of RSU Grants[3]		$104,325
Securities held as of March 18, 2025[4]
	Total	Market Value	Share Ownership Requirement
Common Shares[5]	26,700,641	$185,050,249	Yes
Options	-	-
DSU	121,601	$842,762
RSU[6]	111,394	$722,022
Notes

1. For a detailed overview of each Equinox Gold Board nominee's expertise and skills, please refer to the Equinox Gold Board Composition and Experience on page I-5.

2. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

3. Value of RSU granted on February 6, 2024.

4. Securities held as of March 18, 2025. Market value calculated using the closing price of our shares on the TSX on March 18, 2025 (C$9.91) and converted into US$ at an exchange rate of US$1.00 = C$1.4301 as quoted by LSEG Data & Analytics on March 18, 2025.

5. Of which 2,711,751 shares are beneficially held by Kestrel Holdings Ltd.

6. As of March 18, 2025, 30,548 RSU are unvested and 80,846 RSU are vested but Mr. Beaty has deferred receipt. See page H-2 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 88

2025 Annual and Special Meeting of Shareholders

Lenard Boggio, Lead Director
Principal Occupation Corporate Director Age: 70 Residence: British Columbia, Canada Director since December 22, 2017 Independent

Mr. Boggio is the Equinox Gold Board's independent Lead Director and is Chair of Equinox Gold's Audit Committee. Mr. Boggio is a former partner of PricewaterhouseCoopers LLP, where he was the leader of the mining industry practice in British Columbia. Mr. Boggio brings extensive experience to Company and the Equinox Gold Board, including in the areas of financial reporting, auditing matters and transactions in the mineral resource and energy sectors, including exploration, development and production stage operations in the Americas, Africa, Europe, and Asia. Mr. Boggio previously served as an independent director of several resource companies and currently serves as an independent director of Rubicon Organics, Titan Mining, and Augusta Gold.[1]

Mr. Boggio holds a Bachelor of Arts and an Honours Bachelor of Commerce degree, both from the University of Windsor. He is a past Chair of the Canadian Institute of Chartered Accountants and a past president of the Institute of Chartered Accountants of BC and holds the FCPA, FCA designation. He is a member of the Canadian Institute of Corporate Directors and holds an ICD.D designation. In 2019, he was honoured with a Lifetime Achievement Award by the Chartered Professional Accountants of British Columbia, recognizing Mr. Boggio's sustained distinction in his career, community service and work within the CPA profession.

The Equinox Gold Board recommends you vote IN FAVOUR OF the election of Mr. Boggio as a director of the Company.

Previous Year's Voting Results:
2024: 96.14% For	2023: 96.30% For		2022: 85.91% For
2024 Board/Committee Attendance
Board of Directors (Lead Director)		5 of 5
Audit Committee (Chair)		4 of 4
Other Directorships with Reporting Issuers
Rubicon Organics Inc.		Director
Titan Mining Corporation		Director
Augusta Gold Corp.		Director
2024 Compensation
Total Cash Retainer[2]		$99,000
Value of RSU Grants[3]		$75,000
Securities held as of March 18, 2025[4]
	Total	Market Value	Share Ownership Requirement
Common Shares	74,147	$513,879	Yes
Options	-	-
DSU	66,024	$457,582
RSU[5]	83,479	$578,555
Notes

1. For a detailed overview of each Equinox Gold Board nominee's expertise and skills, please refer to the Equinox Gold Board Composition and Experience on page I-5.

2. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

3. Value of RSU granted on February 6, 2024.

4. Securities held as of March 18, 2025. Market value calculated using the closing price of our shares on the TSX on March 18, 2025 (C$9.91) and converted into US$ at an exchange rate of US$1.00 = C$1.4301 as quoted by LSEG Data & Analytics on March 18, 2025.

5. As of March 18, 2025, 21,381 RSU are unvested and 62,098 RSU are vested but Mr. Boggio has deferred receipt. See page H-2 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 89

2025 Annual and Special Meeting of Shareholders

Maryse Bélanger
Principal Occupation Corporate Director Age: 63 Residence: British Columbia, Canada Director since May 15, 2020 Independent

Ms. Bélanger is Chair of Equinox Gold's ESG Committee and is a member of the Equinox Gold Board CN Committee. Ms. Bélanger brings extensive experience to the Company and the Equinox Gold Board, including over 35 years of experience with senior gold companies globally, with proven strengths in operational excellence and efficiency, technical studies, and services. Ms. Bélanger has provided oversight and project management support through some of the mining industry's key strategic acquisitions. Ms. Bélanger was the board Chair of IAMGOLD from February 2022 until September 2023. She was also Interim President and CEO of IAMGOLD from May 2022 to the end of March 2023 and retired as a director in September 2023. Ms. Bélanger previously served as a director of several resource companies.[1]

Ms. Bélanger was recognized twice by the Women in Mining UK "WIM (UK)" 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining and named one of the ten most influential women in the mining industry. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics and an ICD.D designation, and is fluent in English, French, Spanish and Portuguese.

The Equinox Gold Board recommends you vote IN FAVOUR OF the election of Ms. Bélanger as a director of the Company.

Previous Year's Voting Results:
2024: 99.42% For	2023: 93.16% For		2022: 89.45% For
2024 Board/Committee Attendance
Board of Directors		5 of 5
ESG Committee (Chair)		4 of 4
CN Committee		5 of 5
Other Directorships with Reporting Issuers
Adventus Mining Corporation		Board Chair, Director
2024 Compensation
Total Cash Retainer		$103,000
Value of RSU Grants		$75,000
Securities held as of March 18, 2025[4]
	Total	Market Value	Share Ownership Requirement
Common Shares	15,235	$105,587	No6
Options	-	-
DSU	2,870	$19,890
RSU[5]	38,529	$267,027
Notes

1. For a detailed overview of each Equinox Gold Board nominee's expertise and skills, please refer to the Equinox Gold Board Composition and Experience on page I-5.

2. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

3. Value of RSU granted on February 6, 2024.

4. Securities held as of March 18, 2025. Market value calculated using the closing price of our shares on the TSX on March 18, 2025 (C$ 9.91) and converted into US$ at an exchange rate of US$1.00 = C$1.4301 as quoted by LSEG Data & Analytics on March 18, 2025.

5. As of March 18, 2025, 21,381 RSU are unvested and 17,148 RSU are vested but Ms. Bélanger has deferred receipt. See page H-2 for additional information.

6. Ms. Bélanger has until May 15, 2025, to achieve the applicable share ownership requirements. See page I-7 for details.

MANAGEMENT INFORMATION CIRCULAR	Page 90

2025 Annual and Special Meeting of Shareholders

Gordon Campbell
Principal Occupation Corporate Director Age: 77 Residence: British Columbia, Canada Director since March 10, 2020 Independent

Mr. Campbell is a member of Equinox Gold's Audit Committee and its CN Committee. He brings extensive experience to the Company and the Equinox Gold Board, including in the key areas of government relations, international business and finance.[1]

Mr. Campbell is a former Canadian diplomat and politician and was appointed to The Order of British Columbia in 2011 and The Order of Canada in 2018. From 2011 to 2016, he was the Canadian High Commissioner to the United Kingdom.

Mr. Campbell was the 34th Premier of British Columbia from 2001 to 2011 and was the leader of the Official Opposition in British Columbia from 1994 to 2001. From 1986 to 1993, Mr. Campbell was Mayor of Vancouver, British Columbia.

The Equinox Gold Board recommends you vote IN FAVOUR OF the election of Mr. Campbell as a director of the Company.

Previous Year's Voting Results:
2024: 99.43% For	2023: 94.21% For		2022: 99.46% For
2024 Board/Committee Attendance
Board of Directors		5 of 5
Audit Committee		4 of 4
CN Committee		5 of 5
Other Directorships with Reporting Issuers
N/A
2024 Compensation
Total Cash Retainer[2]		$99,000
Value of RSU Grants[3]		$75,000
Securities held as of March 18, 2025[4]
	Total	Market Value	Share Ownership Requirement
Common Shares	27,772	$192,475	Yes
Options	-	-
DSU	121,575	$842,582
RSU	64,591	$447,651
Notes

1. For a detailed overview of each Equinox Gold Board nominee's expertise and skills, please refer to the Equinox Gold Board Composition and Experience on page I-5.

2. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

3. Value of RSU granted on February 6, 2024.

4. Securities held as of March 18, 2025. Market value calculated using the closing price of our shares on the TSX on March 18, 2025 (C$9.91) and converted into US$ at an exchange rate of US$1.00 = C$1.4301 as quoted by LSEG Data & Analytics on March 18, 2025.

5. As of March 18, 2025, 21,381RSU are unvested and 43,210 RSU are vested but Mr. Gordon has deferred receipt. See page H-2 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 91

2025 Annual and Special Meeting of Shareholders

Trudy Curran
Principal Occupation Corporate Director Age: 62 Residence: Alberta, Canada Director since May 9, 2024 Independent Director

Ms. Curran is a member of Equinox Gold's Audit Committee and its ESG Committee.

Ms. Curran is a retired businesswoman that brings extensive experience to the Company and the Equinox Gold Board, including in the key areas of mergers and acquisitions, strategy, governance, human resources and executive compensation across a range of industries, particularly oil and gas and mining. Ms. Curran previously served as an independent director of several resource companies and currently serves as an independent director of Baytex Energy Corp., Trican Well Services Limited and the Alberta Securities Commission.[1]

Ms. Curran holds a Bachelor of Arts degree with Honours in English, a Bachelor of Laws degree with Honours from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

Ms. Curran was recognized as one of the Top 100 Most Powerful Women in Canada in 2012 and is also the recipient of the Governor General's Bronze medal award for her academic, athletic and community achievements.

The Equinox Gold Board recommends you vote IN FAVOUR OF the election of Ms. Curran as a director of the Company.

Previous Year's Voting Results:
2024: 99.74% For
2024 Board/Committee Attendance[2]
Board of Directors		4 of 5
Audit Committee		2 of 5
Other Directorships with Reporting Issuers
Baytex Energy Corp.		Director
Trican Well Services Limited		Director
2024 Compensation
Total Cash Retainer[2]		$87,000
Value of RSU Grants[3]		$48,493
Securities held as of March 18, 2025[4]
	Total	Market Value	Share Ownership Requirement
Common Shares	8,906	$61,723	No6
Options	-	-
DSU	4,056	$28,110
RSU[5]	17,685	$122,566
Notes

1. For a detailed overview of each Equinox Gold Board nominee's expertise and skills, please refer to the Equinox Gold Board Composition and Experience on page I-5.

2. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

3. Value of RSU granted on February 6, 2024.

4. Securities held as of March 18, 2025. Market value calculated using the closing price of our shares on the TSX on March 18, 2025 (C$9.91) and converted into US$ at an exchange rate of US$1.00 = C$1.4301 as quoted by LSEG Data & Analytics on March 18, 2025.

5. As of March 18, 2025, 17,685 RSU are unvested. See page H-3 for additional information.

6. Ms. Curran has until May 9, 2029, to achieve the applicable share ownership requirements. See page I-7 for details.

MANAGEMENT INFORMATION CIRCULAR	Page 92

2025 Annual and Special Meeting of Shareholders

Dr. Sally Eyre
Principal Occupation Corporate Director Age: 53 Residence: British Columbia, Canada Director since October 31, 2020 Independent

Dr. Eyre is Chair of Equinox Gold's CN Committee.

Dr. Eyre is a mining finance professional. She brings extensive experience to the Company and the Equinox Gold Board, including in the key areas of global resource capital markets and mining operations. During 2011 to 2014 she served as President and CEO of Copper North Mining and prior to Copper North Mining served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. She currently holds non-executive directorship at Ero Copper. Dr. Eyre also served as President and CEO of Etruscan Resources (now Endeavour Mining), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial and has held executive positions with a number of Canadian resource companies.[1]

Dr. Eyre has a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London. She is a member of the Society of Economic Geologists, a member of the Institute of Corporate Directors, and a former Director of the Society of Economic Geologists Canada Foundation.

The Equinox Gold Board recommends you vote IN FAVOUR OF the election of Dr. Eyre as a director of the Company.

Previous Year's Voting Results:
2024: 99.74% For	2023: 96.30% For		2022: 85.91% For
2024 Board/Committee Attendance
Board of Directors		5 of 5
CN Committee (Chair)		5 of 5
Other Directorships with Reporting Issuers
Ero Copper Corp.		Director
2024 Compensation
Total Cash Retainer[2]		$95,000
Value of RSU Grants[3]		$75,000
Securities held as of March 18, 2025
	Total	Market Value	Share Ownership Requirement
Common Shares	12,304	$85,273	No6
Options	-	-
DSU	33,371	$231,279
RSU[5]	51,905	$359,730
Notes

1. For a detailed overview of each Equinox Gold Board nominee's expertise and skills, please refer to the Equinox Gold Board Composition and Experience on page I-5.

2. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

3. Value of RSU granted on February 6, 2024

4. Securities held as of March 18, 2025. Market value calculated using the closing price of our shares on the TSX on March 18, 2025 (C$9.91) and converted into US$ at an exchange rate of US$1.00 = C$1.4301 as quoted by LSEG Data & Analytics on March 18, 2025.

5. As of March 18, 2025, 21,381 RSU are unvested and 30,524 RSU are vested but Dr. Eyre has deferred receipt. See page H-2 for additional information.

6. Dr. Eyre has until October 31, 2025, to achieve the applicable share ownership requirements. See page I-7 for details.

MANAGEMENT INFORMATION CIRCULAR	Page 93

2025 Annual and Special Meeting of Shareholders

Marshall Koval
Principal Occupation Corporate Director Age: 67 Residence: Nevada, USA Director since December 22, 2017 Independent

Mr. Koval is a member of Equinox Gold's ESG Committee.

Mr. Koval brings extensive experience to the Company and the Equinox Gold Board, including mining executive with over 45 years of experience and has worked on mining projects in over 30 countries. Mr. Koval previously served as a director of several resource companies and currently serves as a non-independent director, president and CEO of Lumina Gold Corp. Mr. Koval was also Chair, President and CEO of Anfield Gold until it was acquired by Trek Mining in December 2017 in the transaction to form Equinox Gold.[1]

Mr. Koval holds a B.Sc. in Geology from the University of Missouri and is a registered professional geologist in North Carolina and Washington.

The Equinox Gold Board recommends you vote IN FAVOUR OF the election of Mr. Koval as a director of the Company.

Previous Year's Voting Results:
2024: 96.99% For	2023: 89.20% For		2022: 89.27% For
2024 Board/Committee Attendance
Board of Directors		5 of 5
ESG Committee		4 of 4
Audit Committee		2 of 4
Other Directorships with Reporting Issuers
Lumina Gold Corp.		Director, President and CEO
2024 Compensation
Total Cash Retainer[3]		$91,252
Value of RSU Grants[4]		$75,000
Securities held as of March 18, 2025[5]
	Total	Market Value	Share Ownership Requirement
Common Shares	297,818	$2,064,043	Yes
Options	-	-
DSU	66,804	$462,988
RSU[6]	30,023	$208,076
Notes

1. For a detailed overview of each Equinox Gold Board nominee's expertise and skills, please refer to the Equinox Gold Board Composition and Experience on page I-5.

2. Mr. Koval resigned as a member of the audit committee on May 9, 2024.

3. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

4. Value of RSU granted on February 6, 2024

5. Securities held as of March 18, 2025. Market value calculated using the closing price of our shares on the TSX on March 18, 2025 (C$9.91) and converted into US$ at an exchange rate of US$1.00 = C$1.4301 as quoted by LSEG Data & Analytics on March 18, 2025.

6. As of March 18, 2025, 21,381 RSU are unvested and 8,642 RSU are vested but Mr. Koval has deferred receipt. See page H-2 for additional information.

MANAGEMENT INFORMATION CIRCULAR	Page 94

2025 Annual and Special Meeting of Shareholders

Greg Smith
Principal Occupation CEO and President of Equinox Gold Age: 49 Residence: British Columbia, Canada Director since December 1, 2022 Non-Independent

Greg Smith is the CEO and President of Equinox Gold.

Mr. Smith was appointed CEO in September 2022 and has been President of Equinox Gold since March 2017.  He has helped to lead the team through four mergers and an asset acquisition to grow the company from a single-asset developer to a multi-asset producer.

Mr. Smith is a mining executive with over 20 years of experience. He previously served as a director of several resource companies and is the current Chair of Versamet Royalties, which is currently not listed on a stock exchange.

He is a Canadian Chartered Professional Account and holds an FCPA, FCA designation.

The Equinox Gold Board recommends you vote IN FAVOUR OF the election of Mr. Smith as a director of the Company.

Previous Year's Voting Results:
2024: 99.80%	2023: 94.84%
2024 Board/Committee Attendance
Board of Directors		5 of 5
Other Directorships with Reporting Issuers
N/A
2024 Compensation

Mr. Smith does not receive compensation for his role as a director. See the "Executive Compensation Discussion and Analysis" section beginning on page H-8 for details of Mr. Smith's compensation as President and CEO of the Company.

Securities held as of March 18, 2025
	Total	Market Value	Share Ownership Requirement
Common Shares	363,242	$2,517,468	Yes
Options	16,500	-
DSU	-	-
RSU	473,234	$3,279,774
pRSU	363,242	$2,517,468
Notes

1. For a detailed overview of each Equinox Gold Board nominee's expertise and skills, please refer to the Equinox Gold Board Composition and Experience on page I-5.

2. Securities held as of March 18, 2025. Market value calculated using the closing price of our shares on the TSX on March 18, 2025 (C$9.91) and converted into US$ at an exchange rate of US$1.00 = C$1.4301 as quoted by LSEG Data & Analytics on March 18, 2025.

3. As of March 18, 2025, the Equinox Gold Options held by Mr. Smith are not in-the-money as they have an exercise price of C$11.80.

4. As of March 18, 2025, 269,066 RSU are unvested and 204,168 RSU are vested but Mr. Smith has deferred receipt. See page H-2 for additional information.

5. pRSU are unvested. On the Redemption Date (as defined below) of the pRSU, the number of shares to be issued in satisfaction of the pRSU will vary from 0% to 200% of the number of pRSU granted based on the performance ratio.

MANAGEMENT INFORMATION CIRCULAR	Page 95

2025 Annual and Special Meeting of Shareholders

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as stated below, to the knowledge of the Company no proposed director:

(i) is, as at the date of the Circular, or has been, within ten years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(A) was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(B) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(ii) is, as at the date of this Circular, or has been within ten years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(iii) has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(iv) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(v) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Ms. Bélanger was a director of MBN from July 2014 to June 2016. On September 24, 2015, the board of directors of MBN elected to place the company into voluntary administration under the relevant provisions of the Australian Corporations Act 2001.

Mr. Boggio was a director of GWMG from January 2013 until July 2015. In April 2015 GWMG entered a support agreement with certain of the holders of GWMG's secured convertible bonds and GWMG was subsequently granted protection from its creditors under the Companies' Creditors Arrangements Act. In December 2015 GWMG entered bankruptcy proceedings.

Ms. Bélanger and Mr. Boggio were both directors of Pure Gold until March 30, 2023. Pure Gold owned the Madsen Mining property, located near Red Lake Ontario. After redeveloping the property and processing facilities, Pure Gold experienced significant start up and operational difficulties. Consequently, on October 31, 2022, Pure Gold applied for and received an initial order for creditor protection from the Court under the CCAA. KSV Restructuring Inc. was appointed as the monitor. On November 10, 2022, the Court approved a Sales and Investment Solicitation Process Order, among other relief. On March 30, 2023, the Court approved Pure Gold's appointment of a Chief Administrative Officer and all members of the Pure Gold board of directors resigned immediately. Pure Gold's common shares were suspended from trading on the NEX Board of the TSX Venture Exchange. Pure Gold was subsequently acquired by West Lake Gold Mines on June 16, 2023 under the CCAA proceedings.

MANAGEMENT INFORMATION CIRCULAR	Page 96

2025 Annual and Special Meeting of Shareholders

Ms. Curran was a director of Great Panther from June 9, 2021 to December 15, 2022. On September 6, 2022, Great Panther filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which provided Great Panther with creditor protection while it sought to restructure its affairs. On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther's securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther's estate.

The following table sets out the attendance of directors at Equinox Gold Board and committee meetings during the year ended December 31, 2024.

Meeting	Number of Meetings Held During 2024	Attendance
Board	Five	Full attendance by all directors, except for Mr. Siddiqui [1]
Audit Committee	Four	Full attendance by all committee members
Compensation and Nomination Committee	Five	Full attendance by all committee members
Environment, Social and Governance Committee	Four	Full attendance by all committee members, except for Mr. Siddiqui [1]

Notes:

1. Effective October 9, 2024, Fraz Siddiqui resigned from the Equinox Gold Board. Mr. Siddiqui was the director nominee of Mubadala under its investor rights and governance agreement with the Company. With conversion of the $130 million convertible note and subsequent sale of the issued Equinox Gold Shares, as announced on October 3, 2024, the investor rights agreement is no longer in effect. Mr. Siddiqui attended two of the three Equinox Gold Board meetings and two of the three ESG Committee meetings held in 2024 prior to his resignation. Ms. Curran was appointed as a director of the Company on May 9, 2024 and attended all Equinox Gold Board meetings, ESG and Audit Committee meetings held since her respective appointments.

Appointment and Remuneration of Auditor

The Equinox Gold Board, on the recommendation of the Audit Committee, recommends that KPMG LLP be reappointed as the Company's independent external auditor to serve for the ensuing year, and that the Equinox Gold Board be authorized to set the auditor's remuneration.

KPMG LLP has been Equinox Gold's auditor since January 5, 2017. The auditor conducts the annual audit of our financial statements, provides audit-related, tax and other services, and reports to the Audit Committee of the Equinox Gold Board. At the Company's 2024 annual meeting of shareholders, 99.46% of the votes cast were in favour of appointing KPMG LLP as the Company's auditor, with 0.54% of votes cast withheld.

The fees paid or payable to the Company's auditor, KPMG LLP, in each of the last two fiscal years are as follows:

MANAGEMENT INFORMATION CIRCULAR	Page 97

2025 Annual and Special Meeting of Shareholders

	2024	2023
Audit Fees
Services provided by the independent auditor for the audit of the financial statements and internal controls over financial reporting.	$2,622,375	$2,605,977
Audit Related Services
In 2023, special attest services as required by regulatory and statutory requirements in Mexico.	$80,750	$66,250
All Other Fees
No other fees in 2024 or 2023.	Nil	Nil
Tax Compliance Fees
For the preparation and review of tax returns, claims for refund and tax payment planning services.	$303,380	$292,653
Tax Fees
No other tax fees in 2024 or 2023.	Nil	Nil
Total	$3,006,505	$2,964,790

The Equinox Gold Board recommends you vote IN FAVOUR OF the appointment of KPMG LLP as Equinox Gold's auditor and authorize the Equinox Gold Board to fix the auditor's pay.

Unless otherwise instructed, Management Proxyholders will vote IN FAVOUR OF the resolution appointing KPMG LLP as our auditor to hold office until our 2026 annual meeting of shareholders and authorizing the Equinox Gold Board to fix the auditor's remuneration.

Amendment of the Company's Restricted Share Unit Plan

Equinox Gold Shareholders adopted the Equinox Gold Restricted Share Unit Plan on July 26, 2018, as subsequently amended and restated at shareholder meetings on May 1, 2019, and May 4, 2022. In connection with the Company's graduation to the TSX, the Equinox Gold Board made certain amendments to the Equinox Gold Restricted Share Unit Plan, effective October 30, 2019. On February 24, 2022, the Equinox Gold Board made certain administrative amendments to the Equinox Gold Restricted Share Unit Plan, including adding a 12-month hold period for common shares issued to the chief executive officer on vesting of share units, removing automatic accelerated vesting of share units on a change of control, and revisions for consistency with the applicable regulatory requirements of the TSX. Shareholder approval was not required for such amendments as the plan contains specific amendment provisions that allow such amendments to be made by the Equinox Gold Board without shareholder approval.

The Equinox Gold Restricted Share Unit Plan provides for the grant of the RSU and pRSU to eligible employees, officers, directors and consultants of the Company and its affiliates. The purpose of the plan is to encourage tenure and longevity of employment, to recognize and reward significant contributions to the long-term success of the Company and to align participants' interests more closely with shareholder interests. The plan is an important part of Company's long-term incentive program and, as at the date of this Circular, approximately 2.25% of the Company's employees participated in the plan.

The Company is currently authorized to grant a maximum of 12,400,000 Equinox Gold Shares pursuant to the Equinox Gold Restricted Share Unit Plan. On March 17, 2025, the Equinox Gold Board approved, subject to Equinox Gold Shareholder approval at the Meeting, an amendment to change the Equinox Gold Restricted Share Unit Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Equinox Gold Shares issuable under the amended Equinox Gold Restricted Share Unit Plan shall not exceed 5% of the issued and outstanding Equinox Gold Shares, subject to a global limit of no more than 10% of the issued and outstanding Equinox Gold Shares under any and all of the Company's equity incentive plans in existence from time to time, including the amended Equinox Gold Restricted Share Unit Plan.

MANAGEMENT INFORMATION CIRCULAR	Page 98

2025 Annual and Special Meeting of Shareholders

At the Meeting, Equinox Gold Shareholders will be asked to consider, and if thought fit, pass the following resolution:

"Resolved that:

1. The Restricted Share Unit Plan of Equinox Gold Corp. (Company) be amended (Amended RSU Plan) such that the maximum number of common shares (Equinox Gold Shares) of the Company available for issuance thereunder shall not exceed 5% of the issued and outstanding Equinox Gold Shares, subject to a global limit of no more than 10% of the Company's issued and outstanding Equinox Gold Shares on a non-diluted basis for all equity compensation plans in aggregate; and

2. All currently available and unallocated rights and other entitlements issuable pursuant to the Amended RSU Plan be and are hereby approved and authorized for grant until April 24, 2028."

The Equinox Gold Board recommends you vote IN FAVOUR OF the amended Equinox Gold Restricted Share Unit Plan.

Unless otherwise instructed, Management Proxyholders will vote IN FAVOUR OF the resolutions approving the amended Equinox Gold Restricted Share Unit Plan, including the unallocated entitlements.

A summary of certain material terms of the amended Equinox Gold Restricted Share Unit Plan can be found under the heading "Share-based Awards" in "Schedule "H" - Statement of Executive Compensation" attached hereto, which is qualified in its entirety by reference to the full text of the amended Equinox Gold Restricted Share Unit Plan, a copy of which is attached to this Circular as "Schedule "K" - Equinox Gold RSU Plan".

Advisory Resolution on Executive Compensation

The Equinox Gold Board has adopted a non-binding "Say on Pay" advisory vote to solicit feedback on our approach to executive compensation. Say on Pay is intended to enhance accountability for the Equinox Gold Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the Equinox Gold Board's approach to executive compensation through an annual non-binding advisory vote.

The 2024 Say on Pay advisory vote received 96.99% approval from shareholders who voted. The results of this year's vote will be reported following the Meeting. As this is an advisory vote, the results are not binding, and the Equinox Gold Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Equinox Gold Board will take the voting results into account when considering future compensation policies, procedures and decisions and in determining if there is a need to modify any aspect of the Equinox Gold Board's engagement with shareholders.

Shareholders are encouraged to review and consider the information regarding Equinox Gold's approach to compensation under the heading "Executive Compensation Discussion and Analysis" in "Schedule "H" - Statement of Executive Compensation" attached hereto. Shareholders who vote against the Say on Pay resolution are encouraged to contact the Equinox Gold Board using the contact information provided on the last page of this Circular to discuss their concerns about Equinox Gold's approach to executive compensation.

At the Meeting, Equinox Gold Shareholders will be asked to consider, and if thought fit, pass the following resolution regarding executive compensation:

MANAGEMENT INFORMATION CIRCULAR	Page 99

2025 Annual and Special Meeting of Shareholders

"Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Equinox Gold Board, that the shareholders accept the approach to executive compensation disclosed in the Company's Management Information Circular dated March 21, 2025, delivered in advance of its Annual and Special Meeting of Shareholders."

Other Business

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.

Majority Voting Policy

The Equinox Gold Board has adopted the Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a director nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall immediately tender his or her resignation to the Chair of the Equinox Gold Board. The CN Committee will consider the resignation and recommend to the Equinox Gold Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the CN Committee or the Equinox Gold Board. In its deliberations, the CN Committee will consider the following: the effect such resignation may have on the Company's ability to comply with any applicable corporate or Securities Laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast "withheld" votes for the director, the qualifications of the director, whether the director's resignation from the Equinox Gold Board would be in the best interests of the Company; whether the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the special committee's mandate; and any other exceptional factors that the CN Committee considers relevant.

The Equinox Gold Board will review the recommendation of the CN Committee and determine whether to accept or reject the resignation. Within 90 days after the applicable shareholder meeting, the Company will file its decision with the TSX and issue a news release disclosing the Equinox Gold Board's decision (and, if applicable, the reasons for rejecting the resignation). If the Equinox Gold Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Equinox Gold Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Equinox Gold Board.

A copy of the Majority Voting Policy is available for viewing on the Company's website.

Compensation & Corporate Governance

See "Schedule "H" - Statement of Executive Compensation" attached to this Circular for information regarding the Company's compensation strategy, its executive compensation philosophy and the objectives of the Company's compensation structures. For additional information on the Director Nominees and the Company's corporate governance practices, see "Schedule "I" - Corporate Governance" attached to this Circular.

OTHER INFORMATION

Additional information relating to Equinox Gold and its business activities including financial information provided in Equinox Gold's annual audited consolidated financial statements and related MD&A for the financial year ended December 31, 2024, is available on SEDAR+ and EDGAR and on the Company's website. Shareholders may also contact the Company at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for each item on the proxy form will be available on SEDAR+, on EDGAR and on the Company's website.

MANAGEMENT INFORMATION CIRCULAR	Page 100

2025 Annual and Special Meeting of Shareholders

Audit Committee Disclosure

Pursuant to the provisions of National Instrument 52-110 - Audit Committees, the Equinox Gold AIF includes a description of the Company's Audit Committee, its composition, fees paid to external auditor and related matters under the heading "Audit Committee". A copy of the Audit Committee charter setting out the committee's mandate and responsibilities is attached as "Appendix "A" - Audit Committee Charter" to the Equinox Gold AIF. The Equinox Gold AIF is available for viewing on SEDAR+ under the Company's profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Shares and Principal Shareholders

The Company is authorized to issue an unlimited number of Equinox Gold shares without par value. As of the Record Date, there were 456,062,878 Equinox Gold shares issued and outstanding, each carrying the right to one vote per share.

To the knowledge of the directors and NEOs of the Company, no person, firm or company beneficially owned, controlled or directed, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at the Record Date.

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers at any time since January 1, 2024, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors and the amendment to the Equinox Gold Restricted Share Unit Plan, as such persons are entitled to participate in the Equinox Gold Restricted Share Unit Plan.

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of our executive officers, directors, employees or former executive officers, directors or employees of the Company or any of our subsidiaries is indebted to the Company or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of our subsidiaries. Similarly, the Company was not indebted to any of its directors, officers or employees during 2024.

Legal Matters

Certain Canadian legal matters relating to the Arrangement are to be passed upon by Blakes and certain United States legal matters relating to the Arrangement are to be passed on by Paul, Weiss, Rifkind, Wharton & Garrison LLP. As at the date of this Circular, the designated professionals of Blakes and Paul, Weiss, Rifkind, Wharton & Garrison LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Equinox Gold Shares.

Interests of Experts

The following persons and companies have prepared certain sections of this Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Circular.

MANAGEMENT INFORMATION CIRCULAR	Page 101

2025 Annual and Special Meeting of Shareholders

Name of Expert	Nature of Relationship
BMO Nesbitt Burns Inc.	Financial advisor to Equinox Gold and provider of the BMO Fairness Opinion
KPMG LLP	Auditor of Equinox Gold
Blake, Cassels and Graydon LLP	Canadian Legal counsel to Equinox Gold
Paul, Weiss, Rifkind, Wharton & Garrison LLP	U.S. Legal counsel to Equinox Gold

To the knowledge of Equinox Gold, neither BMO Capital Markets nor any of the designated professionals thereof held securities or other property of Equinox Gold (or any of its associates or affiliates) representing more than 1% of all issued and outstanding Equinox Gold Shares as at the date of the BMO Fairness Opinion, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

The Company's independent auditor is KPMG LLP Chartered Professional Accountants, who have prepared the report of the Independent Registered Public Accounting Firm dated March 13, 2025 in respect of the Company's consolidated financial statements as at December 31, 2024 and December 31, 2023 and for years then ended. KPMG LLP has confirmed that they are independent with respect to Equinox Gold within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Equinox Gold under all relevant US professional and regulatory standards.

The Calibre Annual Financial Statements incorporated by reference in this Circular have been audited by PricewaterhouseCoopers LLP, as stated in their report dated February 19, 2025 which are also incorporated herein by reference. PricewaterhouseCoopers LLP has advised that they are independent with respect to Calibre within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct, and any applicable legislation or regulations.

With respect to technical information relating to Equinox Gold contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

  Alexandre Dorval, P.Eng., Réjean Sirois, P.Eng., Carl Michaud, P.Eng. and Nicolas Vanier-Larrivée, P.Eng. of G Mining Services Inc., Kenneth Arthur Bocking, P.Eng. of WSP Canada Inc., Michelle Fraser, P.Geo. of Stantec Consulting Ltd., and Pierre Roy, P.Eng. of Soutex Inc., each of whom is, or was at the time of filing the report, independent of the Company; and Darrol van Deventer, P.Eng. who was at the time of filing the report, an employee of Equinox Gold, prepared the technical report entitled for Greenstone entitled "Technical Report on the Greenstone Mine, Geraldton, Ontario" dated October 1, 2024, with an effective date of June 30, 2024;

  Bruce Davis, FAusIMM of BD Resource; Nathan Robison, PE, of Robison Engineering Company; Ali Shahkar, P.Eng., who was at the time of filing an employee of Lions Gate Geological Consulting Inc.; Robert Sim, P.Geo. of SIM Geological Inc.; Jeffrey Woods, SME MMSA, of Woods Process Services LLC; and Gordon Zurowoski, P.Eng. of AGP, each of whom is, or was at the time of filing the report, independent of the Company, prepared the technical report for the Mesquite entitled "Technical Report on the Mesquite Gold Mine, California, U.S.A", dated April 27, 2020, with an effective date of December 31, 2019;

  Eleanor Black, P.Geo. and Trevor Rabb, P.Geo. of Equity Exploration Consultants Ltd; Neil Lincoln, P.Eng., and Gordon Zurowski, P.Eng. of AGP, each of whom is, or was at the time of filing the report, independent of the Company, prepared the technical report for Aurizona entitled "Technical Report on the Aurizona Gold Mine Expansion Pre-feasibility Study Maranhão, Brazil", dated November 4, 2021, with an effective date of September 20, 2021;

MANAGEMENT INFORMATION CIRCULAR	Page 102

2025 Annual and Special Meeting of Shareholders

  David Warren, P.Eng., Dominic Claridge, P.Eng. and Mo Molavi, P.Eng. of AMC; João Paulo Santos, MAusIMM of SAFF Engenharia, Gabriel Freire, FAusIMM of Geotech Consultoria e Projetos Ltda., and Benoit Poupeau, FAusIMM of Trust Mineral Resources, each of whom is, or was at the time of filing the report, independent of the Company; and Paul Sterling, P.Eng. and Kelly Boychuk, P.Eng. each of whom is, or was at the time of filing the report, an employee of Equinox Gold, prepared the technical report for Fazenda entitled "Technical Report on the Fazenda Gold Mine, Bahia State, Brazil", dated January 31, 2025, with an effective date of June 30, 2024;

  Mark B. Mathisen, C.P.G., Robert L. Michaud, P.Eng. of Roscoe Postle Associates Inc. (now part of SLR Consulting Ltd.); Stephen La Brooy, FAusIMM and Tommaso R. Raponi, P.Eng. of Ausenco Engineering Canada Inc., each of whom is, or was at the time of filing the report, independent of the Company, prepared the technical report for Santa Luz entitled "NI 43-101 Technical Report on the Santa Luz Project, Bahia State, Brazil", dated November 30, 2020, with an effective date of June 30, 2020;

  Gabriel Secrest, P.E. and Laurie Tahija, P.E. of M3 Engineering and Technology Corporation, Eleanor Black, P. Geo and Trevor Rabb, P. Geo of Equity Exploration Consultants Ltd, John Nilsson, P.Eng of Nilsson Mine Services Ltd. and Doug Bartlett of Geo-Logic Associates Inc. each of whom is, or was at the time of filing the report, independent of the Company, prepared the technical report for Castle Mountain entitled "Technical Report on the Castle Mountain Project Feasibility Study", dated March 17, 2021, with an effective date of February 26, 2021;

  Paul Salmenmaki, P.Eng., Mo Molavi, P.Eng., Eugene Tucker, P.Eng., all of AMC; Gary Methven, P.Eng. formerly of AMC; Glenn Bezuidenhout, FSAIMM, of. Lycopodium Minerals Canada Ltd; and Riley Devlin, P.Eng., of StruthersTech Technical Solutions Ltd., each of whom is, or was at the time of filing the report, independent of the Company; and Kelly Boychuk, P.Eng., Ali Shahkar, P.Eng., Paul Sterling, P.Eng. and Travis O'Farrell, P.Eng., each of whom is, or was at the time of filing the report, an employee of Equinox Gold, prepared the technical report for Los Filos entitled "Updated Technical Report for the Los Filos Mine Complex, Guerrero State, Mexico" dated October 19, 2022, with an effective date of June 30, 2022; and

  Doug Reddy, MSc, P.Geo., Equinox Gold's Chief Operating Officer; Scott Heffernan, MSc, P.Geo., Equinox Gold's EVP Exploration and Philippe Lebleu, P.Eng., Equinox Gold's Vice President Mine Engineering are "Qualified Persons" under NI 43-101 and are named as having reviewed and approved the disclosure of the consolidated Mineral Reserves and Mineral Resources contained in the Equinox Gold AIF and/or the Annual Equinox Gold MD&A.

With respect to technical information relating to Calibre contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

  Grant A. Malensek, M.Eng., P. Eng., José M. Texidor Carlsson, M.Sc., P. Geo., Hugo M. Miranda, M.Eng., MBA, SME (RM), Stephan R. Blaho, MBA, P.Eng., Andrew P. Hampton, M.Sc., P.Eng. and Luis Vasquez, M.Sc., P.Eng. have acted as Qualified Persons on the El Limon Technical Report and have reviewed and approved the information related to the El Limon Complex contained in this Circular, or incorporated by reference herein. Each of the aforementioned persons is independent of Calibre;

  Grant A. Malensek, M.Eng., P. Eng., José M. Texidor Carlsson, M.Sc., P. Geo., Hugo M. Miranda, M.Eng., MBA, SME (RM), Stephan R. Blaho, P.Eng., Andrew P. Hampton, P.Eng., and Luis Vasquez, M.Sc., P.Eng., Todd McCracken, P.Geo., Shane Ghouralal, MBA, P.Eng. and Isabelle Larouche, P.Eng. have acted as Qualified Persons on the La Libertad Technical Report and have reviewed and approved the information related to the La Libertad Complex contained in this Circular, or incorporated by reference herein. Each of the aforementioned persons is independent of Calibre;

MANAGEMENT INFORMATION CIRCULAR	Page 103

2025 Annual and Special Meeting of Shareholders

  James Powell, P. Eng., Roy Eccles, P.Geo., Sheldon Smith, P.Geo., Marc Schulte, P. Eng., W. Peter H. Merry, P. Eng., Shawn Russell, P.Eng., Carolyn Anstey-Moore, P.Geo., Behzad Haghighi, P.Eng., John R. Goode, P.Eng., Ignacy Antoni Lipiec, P.Eng., Serfio Hernandez, P.Eng., and Tommaso Roberto Raponi, P.Eng. have acted as Qualified Persons on the Valentine Technical Report and have reviewed and approved the information related to the Valentine Gold Mine contained in this Circular, or incorporated by reference herein. Each of the aforementioned persons is independent of Calibre;

  Benjamin Harwood, M.Sc., P.Geo., Calibre's Principal Resource Geologist, has reviewed and approved all technical information and data contained in this Circular, or in incorporated by reference in "Schedule "F" - Information Concerning Calibre" attached to this Circular, that relates to the December 31, 2024 mineral resources estimates in respect of each of the El Limon Complex, the La Libertad Complex and the Pan Mine;

  Matthew MacPhail, P.Eng., Calibre's Corporate Chief Mining Engineer, has reviewed and approved all technical information and data contained in this Circular, or in incorporated by reference in "Schedule "F" - Information Concerning Calibre" attached to this Circular, that relates to the December 31, 2024 mineral reserves estimates in respect of each of the El Limon Complex, the La Libertad Complex and the Pan Mine; and

  Except as otherwise provided in this Circular, all scientific and technical information of Calibre in this Circular, or incorporated by reference in "Schedule "F" - Information Concerning Calibre" attached to this Circular, has been reviewed and approved by David Schonfeldt, P.Geo., Calibre's Corporate Chief Geologist, who is a Qualified Person under NI 43-101.

To Equinox Gold's knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Equinox Gold Shares.

As at the date of this Circular, other than Doug Reddy, Scott Heffernan, Phillipe Lebleu, Kelly Boychuck, Paul Sterling and Ali Shahkar, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since January 1, 2024, or in any proposed transaction, that has materially affected or will materially affect the Company or any of our subsidiaries.

Additional Information

Additional information relating to Equinox Gold and its business activities including financial information provided in Equinox Gold's annual audited consolidated financial statements and related MD&A for the financial year ended December 31, 2024, is available on SEDAR+ and EDGAR and on the Company's website. Shareholders may also contact the Company at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for each item on the proxy form will be available on SEDAR+, on EDGAR and on the Company's website.

MANAGEMENT INFORMATION CIRCULAR	Page 104

2025 Annual and Special Meeting of Shareholders

SCHEDULE "A"

Share Issuance Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(1) Equinox Gold Corp. (Equinox Gold) is hereby authorized to issue up to 296,838,303 common shares in the capital of Equinox Gold (Equinox Gold Shares) as is necessary to allow Equinox Gold to acquire 100% of the issued and outstanding common shares of Calibre Mining Corp. (Calibre) pursuant to a plan of arrangement (as it may be modified, amended or supplemented, the Plan of Arrangement) in accordance with the arrangement agreement dated February 23, 2025 among Equinox Gold and Company (as it may be amended, modified or supplemented, the Arrangement Agreement), as more particularly described in the notice of meeting and management information circular of Equinox Gold dated March 21, 2025, including, but not limited to, the issuance of Equinox Gold Shares upon the exercise of convertible securities of the Equinox Gold issued in replacement of convertible securities of Calibre and the issuance of Equinox Gold Shares for any other matters contemplated by or related to the Arrangement;

(2) Notwithstanding that this resolution has been passed by shareholders of Equinox Gold, the directors of Equinox Gold are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of Equinox Gold; and

(3) Any director or officer of Equinox Gold is hereby authorized, empowered and instructed, acting for, in the name and on behalf of Equinox Gold, to execute or cause to be executed, under the seal of Equinox Gold or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person's opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

MANAGEMENT INFORMATION CIRCULAR	Form of Share Issuance Resolution | Page A-1

2025 Annual and Special Meeting of Shareholders

SCHEDULE "B"

Plan of Arrangement

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

"Acquiror" means Equinox Gold Corp.;

"Acquiror Shares" means the common shares of Acquiror as currently constituted;

"Acquiror Restricted Share Unit Plan" means the restricted share unit plan of Acquiror adopted by Acquiror shareholders on May 4, 2022, as amended;

"Acquiror Stock Option Plan" means the stock option plan adopted by Acquiror shareholders on May 15, 2020, as amended;

"affiliate" shall have the meaning ascribed thereto in the Securities Act (British Columbia);

"Arrangement" means the arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 or at the direction of the Court in the Final Order with the prior written consent of Company and Acquiror, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated February 23, 2025 between Acquiror and Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Company Securityholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

"BCBCA" means the Business Corporations Act (British Columbia);

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia, Canada;

"Company" means Calibre Mining Corp.;

"Company Incentive Plan" means the amended and restated long term-incentive plan of Company adopted by the Company Shareholders on January 24, 2024, as amended;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-1

2025 Annual and Special Meeting of Shareholders

"Company Meeting" means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Company Note" means the convertible notes of Company;

"Company Noteholder" means a holder of one or more Company Notes;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Incentive Plan;

"Company Option In-The Money Amount" in respect of a Company Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

"Company Optionholders" means the holders of Company Options;

"Company PSUs" means a performance share unit issued pursuant to the Company Incentive Plan;

"Company PSU Holder" means a holder of one or more Company PSUs;

"Company RSU" means a restricted share unit issued pursuant to the Company Incentive Plan;

"Company RSU Holder" means a holder of one or more Company RSUs;

"Company SAR" means a stock appreciation right issued pursuant to the Company SAR Plan;

"Company SAR Holder" means a holder of one or more Company SARs;

"Company SAR Plan" means the cash-settled stock appreciation rights plan of the Company;

"Company Securityholders" means the Company Shareholders and the Company Optionholders;

"Company Shareholder" means a holder of Company Shares;

"Company Shares" means the common shares of Company, as currently constituted;

"Company Warrants" means the common share purchase warrants of Company;

"Company Warrantholder" means a holder of one or more Company Warrants;

"Consideration" means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of 0.31 of an Acquiror Share for each Company Share;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or financial institution agreed to in writing between Acquiror and Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-2

2025 Annual and Special Meeting of Shareholders

"Dissent Shares" means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has duly and validly exercised Dissent Rights in strict compliance with Article 4 of this Plan of Arrangement (provided that Dissent Rights of such Dissenting Shareholder has not terminated or ceased to apply with respect to such shares);

"Dissenting Shareholder" means a registered holder of Company Shares who has (i) duly and validly exercised Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1 hereto, the Interim Order and the Final Order and (ii) who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"DRS" shall have the meaning ascribed thereto in Section 3.5;

"Effective Date" means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

"Exchange Ratio" means 0.31 of an Acquiror Share for each Company Share;

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to Company and Acquiror, acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that any such amendment, modification, supplementation or variation is acceptable to both Company and Acquiror, each acting reasonably), or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Company and Acquiror, each acting reasonably) on appeal;

"final proscription date" shall have the meaning ascribed thereto Section 5.5;

"Former Company Shareholders" means the holders of Company Shares immediately prior to the Effective Time;

"Governmental Authority" means (a) any multinational, federal, provincial, territorial, state, tribal, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSX;

"Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Acquiror Shares issuable as Consideration and Replacement Options pursuant to the Arrangement, made pursuant to Section 291 of the BCBCA following the application contemplated by Section 2.3(a) of the Arrangement Agreement, in form and substance acceptable to both Company and Acquiror, each acting reasonably, providing for, among other things, declarations and directions in respect of the notice to be given in respect of, and the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Company and Acquiror, each acting reasonably);

"Laws" means all laws, statutes, codes, ordinances (including zoning), decrees, rules, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term "applicable" with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-3

2025 Annual and Special Meeting of Shareholders

"Legacy Marathon Stock Option Plan" the amended and restated rolling stock option plan of Marathon dated November 15, 2010, as amended on August 10, 2020 and June 7, 2023;

"Legacy Marathon Options" means the outstanding options to purchase Company Shares granted under the Legacy Marathon Stock Option Plan;

"Legacy Marathon Optionholders" means the holders of Legacy Marathon Options;

"Liens" means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, license, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Parties" means, Company and Acquiror and "Party" means any of them;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court, with the consent of Company and Acquiror, each acting reasonably;

"Replacement Option" shall have the meaning ascribed thereto in Section 3.1(f);

"Replacement Option In-The Money Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Acquiror Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"Transmittal Letter" means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

"U.S. Securities Act" means the United States Securities Act of 1933; and

Any capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to them in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-4

2025 Annual and Special Meeting of Shareholders

1.3 Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of United States.

1.7 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8 Binding Effect

At the Effective Time, this Plan of Arrangement and the Arrangement shall, without any further authorization, act or formality on the part of any person, become effective and be binding upon Acquiror, Company, the Depositary, all registered and beneficial Company Shares, including Dissenting Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders, Company Warrantholders, the registrar and transfer agent in respect of the Company Shares, and all other persons.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3
ARRANGEMENT

3.1 Arrangement

Commencing and effective as at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality required on the part of any person, except as otherwise expressly provided herein:

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-5

2025 Annual and Special Meeting of Shareholders

(a) each Company RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares) (subject to any applicable withholdings pursuant to Section 5.4), and shall cease to represent a restricted share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to Section 3.1(e), and each such Company RSU shall be immediately cancelled by the Company and the holders of such Company RSUs shall cease to be holders thereof and to have any rights as Company RSU Holders. Each Company RSU Holder's name shall be removed from the register of Company RSUs maintained by or on behalf of Company and all agreements relating to the Company RSUs shall be terminated and shall be of no further force and effect;

(b) each Company PSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested to the fullest extent, shall settle in Company Shares (provided that no share certificates or DRS statements shall be issued with respect to such Company Shares) (subject to any applicable withholdings pursuant to Section 5.4), and shall cease to represent a performance share unit or other right to acquire Company Shares. Such Company Shares shall be exchanged for the Consideration pursuant to Section 3.1(e), and each such Company PSU shall be immediately cancelled by the Company and the holders of such Company PSUs shall cease to be holders thereof and to have any rights as Company PSU Holders. Each Company PSU Holder's name shall be removed from the register of Company PSUs maintained by or on behalf of Company and all agreements relating to the Company PSUs shall be terminated and shall be of no further force and effect;

(c) each Company SAR outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred by the holder thereof to the Company and cancelled by the Company in exchange for a cash payment by the Company (using Company's own funds not funds directly or indirectly provided by Acquiror or its affiliates) equal to the amount of the fair market value of the Company Share immediately before the Effective Time (calculated in accordance with the requirements of the Company SAR Plan), less any required withholding taxes.

(d) immediately prior to the exchange set forth in Section 3.1(e) below, each Dissent Share shall be and shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, to Company (free and clear of any Liens of any nature whatsoever) and cancelled, and Company shall thereupon be obligated to pay the amount therefore determined and payable in accordance with Article 5, and:

(i) such Dissenting Shareholder shall cease to be, and shall be deemed to cease to be, the holder of such Dissent Share and to have any rights as a Company Shareholder other than the right to be paid the fair value by the Company for such Dissent Share as set out in Section 5.1 out of reserves established by the Company therefore; and

(ii) such Dissenting Shareholder's names shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company;

(e) each outstanding Company Share (excluding any Dissent Share or any Company Shares held by Acquiror or its affiliates, but including any Company Shares issued pursuant to Section 3.1(a) and Section 3.1(b) above) shall be deemed to be transferred and assigned by the holder thereof, without further act or on its part, to Acquiror (free and clear of all Liens of any nature whatsoever) in exchange for the Consideration, and

(A) each holder of such Company Shares shall cease to be, and shall be deemed to cease to be, the holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Consideration per Company Share in accordance with this Plan of Arrangement;

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-6

2025 Annual and Special Meeting of Shareholders

(B) the name of each such holder shall be, and shall be deemed to be, removed from the register of Company Shareholders maintained by or on behalf of the Company; and

(C) Acquiror shall be deemed to be the transferee of such Company Shares (free and clear of any Liens of any nature whatsoever) and the register of Company Shareholders maintained by or on behalf of the Company shall be, and shall be deemed to be, revised accordingly;

(f) each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for an option (each a "Replacement Option") to acquire from Acquiror, other than as provided herein, the number of Acquiror Shares equal to the product of: (i) the number of Company Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (ii) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share on any particular exercise of Replacement Options, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares. The exercise price per Acquiror Share subject to a Replacement Option shall be an amount equal to the quotient of: (i) the exercise price per Company Share subject to each such Company Option immediately before the Effective Time; divided by (ii) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The Money Amount in respect of a Replacement Option exceeds the Company Option In-The Money Amount in respect of the Company Option for which it is exchanged, the number of Acquiror Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The Money Amount in respect of the Replacement Option does not exceed the Company Option In-The Money Amount in respect of the Company Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. The Replacement Option shall be exercisable until the original expiry date of the Company Option, except that the term of any Replacement Option held by or on behalf of an individual that will not be continuing as a director, officer, employee or consultant of Acquiror or Company following thirty days after the Effective Time shall be the lesser of (A) the current expiry date of the Company Option; and (B) the date that is twelve months following the Effective Time. Except as set out above, term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the Company Option for which it is exchanged and, for greater certainty, each Replacement Option shall continue to be governed by and be subject to the terms of the Company Incentive Plan and the agreement evidencing the grant of such Company Option with respect to such terms and conditions. To the extent that the terms of the Replacement Option confers any additional benefit to the holder thereof as compared to the Company Option so exchanged, the terms of the Replacement Option shall be deemed such that any such benefit is not conferred. Any document previously evidencing Company Options will thereafter evidence and be deemed to evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued; and

(g) Acquiror shall cause any other transaction, if any, determined by the Parties, acting reasonably, to be made in connection with the Arrangement in accordance with the Arrangement Agreement to be effectuated, including one or more amalgamations of Company (or any resulting person in any such amalgamation) with one or more wholly owned subsidiaries of Acquiror.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-7

2025 Annual and Special Meeting of Shareholders

3.2 Legacy Marathon Options

The Legacy Marathon Options outstanding immediately prior to the Effective Time will be adjusted in accordance with their respective terms and the terms of the Legacy Marathon Stock Option Plan, and shall, for greater certainty, remain exercisable until their original expiry date.

3.3 Company Notes

In accordance with the terms of each of the Company Notes, each holder of a Company Note shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Company Note, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder's Company Notes immediately prior to the Effective Time. Each Company Note shall continue to be governed by and be subject to the terms of the applicable Company Note certificate, subject to any supplemental exercise documents issued by Acquiror to Company Noteholders to facilitate the exercise of the Company Notes and the payment of the corresponding portion of the exercise price thereof. Company Noteholders will be advised that securities issuable upon the exercise of the Company Notes in the U.S. or by a person in the U.S., if any, will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.4 Company Warrants

In accordance with the terms of each of the Company Warrants, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefore, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such holder had exercised such holder's Company Warrants immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Company Warrant certificate, subject to any supplemental exercise documents issued by Acquiror to Company Warrantholders to facilitate the exercise of the Company Warrants and the payment of the corresponding portion of the exercise price thereof. Company Warrantholders will be advised that securities issuable upon the exercise of the Company Warrants in the U.S. or by a person in the U.S., if any, will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and may be issued only pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities Laws, if any.

3.5 Effective Time Procedures

Following the receipt of the Final Order and prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary certificates or direct registration ("DRS") advice-statements representing the Acquiror Shares required to be issued to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

Subject to the provisions of Article 5, and upon return of a properly completed Transmittal Letter by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Acquiror Shares to which they are entitled pursuant to Section 3.1.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-8

2025 Annual and Special Meeting of Shareholders

3.6 Acquiror Shares

(a) No fractional Acquiror Shares shall be issued to Former Company Shareholders. The number of Acquiror Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Acquiror Share in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Acquiror Share; and

(b) All Acquiror Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA.

ARTICLE 4
DISSENT RIGHTS

4.1 Dissent Rights

Pursuant to the Interim Order, registered Company Shareholders (other than Acquiror and its affiliates) as of the record date of the Company Meeting may exercise rights of dissent ("Dissent Rights") with respect to all (but not less than all) Company Shares held by such holder as registered holder thereof as of such date in connection with the Arrangement pursuant to and in strict compliance with the procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that, notwithstanding section 242 of the BCBCA, the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by Company not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Company, free and clear of all Liens, as provided in Section 3.1(d) and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(d)); (ii) will be entitled to be paid the fair value of such Company Shares, less applicable withholding Taxes in accordance with Section 5.4, by Company (using Company's own funds not funds directly or indirectly provided by Acquiror or its affiliates), which fair value, notwithstanding anything to the contrary contained in Section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b) is ultimately not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non‐dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(e) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances shall Acquiror, Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised as of the record date of the Company Meeting and as of the deadline for exercising such Dissent Rights.

(b) For greater certainty, in addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Option; (ii) any holder of a Company Note, Company Warrant, Company PSU, Company RSU, Legacy Marathon Option or Company SAR; and (iii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder's Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-9

2025 Annual and Special Meeting of Shareholders

(c) In no case shall Acquiror, Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs, and Company shall be recorded as the registered holder of such Company Shares and shall be deemed to be the legal owner of such Company Shares.

ARTICLE 5
DELIVERY OF ACQUIROR SHARES

5.1 Delivery of Acquiror Shares

Upon surrender to the Depositary for cancellation of a certificate or a DRS advice-statement that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for Acquiror Shares in accordance with Section 3.1, together with a duly completed Transmittal Letter and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate or DRS advice-statement under the BCBCA and the constating documents of Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS advice-statement shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Acquiror Shares that such holder is entitled to receive in accordance with Section 3.1.

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate or DRS advice-statement that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate or DRS advice-statement representing Acquiror Shares that the holder of such certificate or DRS advice-statement is entitled to receive in accordance with Section 3.1.

5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Acquiror Shares that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate representing Acquiror Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Acquiror Shares is to be delivered shall, as a condition precedent to the delivery of such Acquiror Shares, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of Company.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Acquiror Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-10

2025 Annual and Special Meeting of Shareholders

5.4 Withholding Rights

Acquiror, Company, the Depositary, and their respective agents, as applicable (in this paragraph, the "payor"), shall each be entitled to deduct and withhold from any consideration payable (whether in cash or in kind, and including for avoidance of doubt the Consideration Shares) or otherwise deliverable to any person under the Plan of Arrangement and Arrangement Agreement (including any payment to Dissenting Shareholders and from all dividends or other distributions otherwise payable to any former Company Securityholders) such amounts as the payor is required to deduct or withhold therefrom under any applicable Law in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person thereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity when required by Law by, or on behalf of, the payor. Each payor is hereby authorized to sell or otherwise dispose of, on behalf of such person in respect of which a deduction or withholding was made, such portion of any Consideration Shares or other security deliverable to such person as is necessary to provide sufficient funds (after deducting commissions payable, and reasonable fees and expenses) to the payor to enable it to comply with such deduction or withholding requirement and the payor shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices, and no payor shall be under any obligation to obtain a particular price, or indemnify any person, in respect of a particular price, for the portion of the Consideration Shares or other securities, as applicable, so sold. No payor will be liable for any loss arising out of any such sale.

5.5 Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or 5.2 on or before the date that is six years after the Effective Date (the "final proscription date"), then the Acquiror Shares that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Acquiror Shares shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror, and the interest of the Former Company Shareholder in such Acquiror Shares shall be terminated as of such final proscription date.

5.6 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs, Company PSUs, Company SARs, Legacy Marathon Options, Company Notes or Company Warrants issued prior to the Effective Time, (b) the rights and obligations of the Company Shareholders (other than Acquiror or any of its affiliates), Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders and Company Warrantholders, Company, Acquiror, the Depositary and any transfer agent or other depositary therefore in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company RSUs, Company PSUs, Company SARs, Legacy Marathon Options, Company Notes or Company Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-11

2025 Annual and Special Meeting of Shareholders

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Acquiror and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be agreed to in writing by each of Acquiror and the Company (each acting reasonably) and filed with the Court, and, if made following the Company Meeting, then: (i) approved by the Court; and (ii) communicated to the Company Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders and Company Warrantholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Acquiror and the Company (each acting reasonably), may be proposed by Acquiror and Company at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and Company (each acting reasonably) and (ii) if required by the Court, it is consented to by some or all of the Company Securityholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made by Acquiror and Company without the approval of or communication to the Court or the Company Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders and Company Warrantholders, provided that it concerns a matter which, in the reasonable opinion of Acquiror and Company is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any of the Company Shareholders, Company Optionholders, Company RSU Holders, Company PSU Holders, Company SAR Holders, Legacy Marathon Optionholders, Company Noteholders and Company Warrantholders.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Acquiror and Company will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 8
U.S. SECURITIES LAW MATTERS

8.1 U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that (i) all Acquiror Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement; and (ii) all Replacement Options to be issued to Company Optionholders in exchange for their Company Options pursuant to this Plan of Arrangement will be issued and exchanged in reliance upon the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof.

MANAGEMENT INFORMATION CIRCULAR	Plan of Arrangement | Page B-12

2025 Annual and Special Meeting of Shareholders

SCHEDULE "C"

BMO Fairness Opinion

(See attached)

MANAGEMENT INFORMATION CIRCULAR	BMO Fairness Opinion | Page C-1

February 23, 2025

The Board of Directors
Equinox Gold Corp.

Suite 1501 - 700 West Pender Street
Vancouver, BC

V6C1G8

To the Board of Directors:

BMO Nesbitt Burns Inc. ("BMO Capital Markets" or "we" or "us") understands that Equinox Gold Corp. ("Equinox") and Calibre Mining Corp. ("Calibre") propose to enter into an arrangement agreement to be dated February 23, 2025 (the "Arrangement Agreement") pursuant to which, among other things, Equinox will acquire all of the outstanding common shares of Calibre ("Calibre Shares") at a share exchange ratio of 0.31 (the "Exchange Ratio") of a common share of Equinox (a "Equinox Share") for each Calibre Share by way of an arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Concurrent with entering into the Arrangement Agreement, Calibre has entered into irrevocable subscription agreements to complete the issuance of an aggregate principal amount of approximately US$75 million convertible notes to Equinox, Vestcor Inc., and Trinity Capital Partners (collectively, the "Calibre Convertible Notes"). The terms and conditions of the Arrangement will be summarized in Equinox's management information circular (the "Circular") to be mailed to holders of Equinox Shares (the "Equinox Shareholders") in connection with a special meeting of the Equinox Shareholders to be held in connection with the Arrangement.

We have been retained to provide financial advice to Equinox, including our opinion (the "Opinion") to the board of directors of Equinox (the "Board of Directors") as to the fairness, from a financial point of view, to Equinox of the Exchange Ratio provided for pursuant to the Arrangement.

Engagement of BMO Capital Markets

Equinox initially contacted BMO Capital Markets regarding a potential advisory assignment in January 2025. BMO Capital Markets was formally engaged by Equinox pursuant to an agreement dated February 21, 2025 and effective as of January 9, 2025 (the "Engagement Agreement"). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide Equinox and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. Equinox has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of Equinox, Calibre, or any of their respective associates or affiliates (collectively, the "Interested Parties").

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than:

(i) acting as financial advisor to Equinox and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as sole bookrunner on Equinox's secondary offering of common shares in October 2024; (iii) acting as joint bookrunner on Equinox's US$1.2 billion senior credit facilities in May 2024; (iv) acting as joint bookrunner on Equinox's US$299 million treasury offering of common shares in April 2024; (v) acting as sole bookrunner on Equinox's US$172.5 million offering of convertible notes in September 2023; (vi) acting as sole agent on Equinox's monetization of a series of equity holdings via block trades from December 2022 to March 2023;

(vii) acting as counterparty on Equinox's US$150 million gold prepayment facility in March 2023;

(viii) acting as co-lead agent on Equinox's US$100 million at-the-market offering from November 2022 to March 2024; (ix) acting as joint bookrunner on Calibre's C$115 million treasury offering of common shares in April 2024; and (x) acting as co-manager on Calibre's C$40 million private placement of charity flow-through shares in January 2025.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal ("BMO"), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1. a draft of the Arrangement Agreement dated February 20, 2025;

2. a draft of the Plan of Arrangement dated February 20, 2025;

3. a draft of the Calibre Convertible Notes agreement dated February 14, 2025;

4. certain publicly available information relating to the business, operations, financial condition and trading history of Equinox and Calibre and other selected public companies we considered relevant;

5. certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Equinox relating to the business, operations and financial condition of Equinox and Calibre;

6. internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Equinox;

7. discussions with management of Equinox relating to Equinox's and Calibre's current business, plan, financial condition and prospects;

8. public information with respect to selected precedent transactions we considered relevant;

9. historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of Equinox and Calibre;

10. various reports published by equity research analysts we considered relevant;

11. a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Equinox; and

12. such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by Equinox to any information under Equinox's control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of Equinox or otherwise obtained by us in connection with our engagement (the "Information"). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates (including, without limitation, estimates of future resource or reserve additions) and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of Equinox, having regard to Equinox's and Calibre's business, plans, financial condition and prospects.

Senior officers of Equinox have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, Equinox, or in writing by Equinox or any of its subsidiaries (as defined in National Instrument 45-106 - Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (British Columbia)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Equinox or any of its subsidiaries or, to the best of our knowledge, information and belief after due inquiry, Calibre or any of its respective subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of Equinox and Calibre as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of Equinox and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Equinox Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of Equinox or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of Equinox or Calibre may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by Equinox and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to Equinox.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Arrangement is fair, from a financial point of view, to Equinox.

Yours truly,

BMO Nesbitt Burns Inc.

2025 Annual and Special Meeting of Shareholders

SCHEDULE "D"

Consent of BMO Nesbitt Burns Inc.

To:  The Board of Directors (Equinox Gold Board) of Equinox Gold Corp. (Equinox Gold)

We refer to the written fairness opinion dated February 23, 2025 (BMO Fairness Opinion), which we prepared for the Equinox Gold Board, in connection with the arrangement (Arrangement) under the Business Corporations Act (British Columbia) involving Equinox Gold and Calibre Mining Corp.

We consent to all references to the BMO Fairness Opinion in the management information circular of Equinox Gold dated March 21, 2025 (Circular) and to the inclusion of the BMO Fairness Opinion as "Schedule "C" - BMO Fairness Opinion" to the Circular. The BMO Fairness Opinion was given as of February 23, 2025 and remains subject to the assumptions, qualifications and limitations contained therein. The BMO Fairness Opinion was provided for the sole use and benefit of the Equinox Gold Board for the purpose of its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose.

BMO Nesbitt Burns Inc.

"BMO Nesbitt Burns Inc."

Date: March 21, 2025

MANAGEMENT INFORMATION CIRCULAR	Consent of BMO Capital Markets | Page D-1

2025 Annual and Special Meeting of Shareholders

SCHEDULE "E"

Information Concerning Equinox Gold

Capitalized terms used in this "Schedule "E" - Information Concerning Equinox Gold" but not otherwise defined herein have the meanings set forth in the "Glossary of Terms" in this Circular.

About the Company

Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. Equinox Gold's leadership team is aligned on the Company's vision to build a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders.

In its first seven years, Equinox Gold has grown from a single-asset developer to a multi-asset gold producer with six producing gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects. Since founding, Equinox Gold has constructed and achieved production at four mines, spun-out non-core assets into three new companies, and sold two mines.

During 2024, Equinox Gold advanced commissioning of its new Greenstone mine, pouring gold on schedule in May 2024 and achieving commercial production in November 2024. For continued growth, Equinox Gold intends to ramp-up Greenstone to capacity, expand and extend production from its current asset base through exploration and development and look for opportunities to acquire other companies, producing mines and/or development projects that fit Equinox Gold's portfolio and strategy.

Creating the Premier Americas Gold Producer

At the date of this Circular, Equinox Gold has six producing gold mines: Greenstone in Canada, Mesquite in the United States, Aurizona, RDM and the Bahia Complex in Brazil (which is an operating unit comprising the Fazenda Mine and the Santa Luz Mine) and Los Filos in Mexico. Equinox Gold expects to produce from 635,000 to 750,000 ounces of gold in 2025. The Company has not issued 2025 cost and production guidance for Los Filos since continued operations is subject to the successful completion of new long-term agreements with three local communities. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tonnes-per-day CIL processing plant to increase recoveries from higher-grade ore. The Company and the three communities have held collaborative and open dialogue and reached consensus on terms for new agreements. Two communities have ratified and signed new long-term agreements; however, one community remains outstanding. If the Company is unable to satisfactorily reach an agreement with the remaining community in the near term, the Company will suspend operations at Los Filos indefinitely. Production from Greenstone should continue to increase as the mine ramps up to capacity. Equinox Gold is also advancing expansion projects at Aurizona in Brazil and Castle Mountain in the United States.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-1

2025 Annual and Special Meeting of Shareholders

With an experienced management team and board of directors, cash flow from its producing mines, a strong balance sheet, and access to a corporate revolving credit facility, Equinox Gold is well positioned to execute on its growth objectives.

Equinox Gold's Asset Portfolio

2024 Results

Equinox Gold produced 621,893 ounces of gold in 2024 and sold 623,579 ounces of gold at a realized gold price of $2,423 per ounce. Equinox Gold issued guidance in February 2024 and subsequently updated guidance to reflect the consolidation of its ownership of Greenstone and progress with the Greenstone ramp-up, the suspension of Phase 1 mining at Castle Mountain until phase 2 permitting is complete, slower-than-expected recoveries at Mesquite, and a geotechnical event at Aurizona. Full-year production was within the range of updated guidance of 590,000 to 675,000 ounces of gold. Cash costs were above updated guidance at $1,598 per ounce compared to guidance of $1,450 to $1,550 per ounce and AISC was within updated guidance at $1,870 per ounce compared to guidance of $1,820 to $1,920 per ounce5 .

____________________________________________
5 Cash costs per ounce and AISC per ounce are non-IFRS measures. See "Non-IFRS Measures".

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-2

2025 Annual and Special Meeting of Shareholders

During 2024, Equinox Gold completed 20.4 million work hours with ten lost-time incidents across its sites resulting in LTIFR of 0.49 per million hours worked compared to the target of 0.61. Three of our sites had no lost-time incidents during 2024. Equinox Gold's TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, was 2.21 per million hours worked, 26% better than our target of 3.00 for the year.

Equinox Gold regrettably had a fatality during 2024 in the underground portion of the Fazenda Mine. Operations were suspended at Fazenda for four days, during which safety refresher training was conducted for the site's workforce. Equinox Gold provided its full support to the individual's family and the relevant authorities, and learnings from the incident investigation were shared across the Company.

Environmental stewardship is fundamental to Equinox Gold's operations. Equinox Gold aims to minimize or mitigate the potential effects of its operations on regional flora, fauna, water quality and air quality. Understanding the components of the ecosystem and the potential impacts of mining activities allows Equinox Gold to plan appropriately and adopt mitigation strategies to eliminate or reduce the impact of its operations. During 2024, Equinox Gold achieved a SEIFR of 0.20 per million hours worked, using internal environmental reporting standards, compared to our target of 1.26 for the year, which was a 31% improvement over the Company's SEIFR in 2023.

2025 Outlook

For 2025, Equinox Gold expects to produce 635,000 to 750,000 ounces of gold. Cash costs for 2025 are estimated at $1,075 to $1,175 per oz, with AISC of $1,455 to $1,550 per oz. Production and cash flow are expected to grow each quarter through 2025.

Equinox Gold's primary operating focus for 2025 continues to be ramping up Greenstone to full capacity. For development activities, Equinox Gold is advancing engineering and permitting for the Castle Mountain phase 2 expansion and plans to start underground portal development for the Aurizona underground expansion in late 2025.

Equinox Gold has not issued 2025 cost and production guidance for Los Filos. Continuing operations at Los Filos in 2025 is subject to the successful completion of new long-term agreements with three local communities. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd CIL processing plant to increase recoveries from higher-grade ore. Equinox Gold and the three communities have held collaborative and open dialogue and reached consensus on terms for new agreements. Two communities have ratified and signed new long-term agreements; however, one community remains outstanding. If Equinox Gold is unable to satisfactorily complete these agreements with all three communities in the very near term, the Company will suspend operations at Los Filos indefinitely.

Sustaining expenditures in 2025 of $310 million includes investing: (i) $101 million in capitalized stripping programs, with the largest investments at Aurizona and Mesquite; (ii) $72 million in equipment costs, of which $52 million relates to fleet support processing improvements and production loaders at Greenstone, $12 million relates to equipment and components acquisition at Bahia Complex; and (iii) $66 million relates to tailings storage facility lifts and maintenance at Greenstone, Aurizona, Bahia Complex and RDM. Non-sustaining expenditures in 2025 of $102 million includes investing: (i) $32 million for post construction costs at Greenstone including a new hydro substation, fleet equipment, a seventh genset in the power plant, and a new Ontario Provincial Police detachment building; and (ii) $23 million related to capitalized stripping programs at Mesquite and RDM.

Sustaining expenditures for 2025 include $14 million for exploration with a focus on reserve replacement across the portfolio. Non-sustaining expenditures include $14 million for step-out and regional exploration, primarily at Aurizona and in the Bahia Complex.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-3

2025 Annual and Special Meeting of Shareholders

Equinox Gold plans to use increased cash flow from operations, coupled with high gold prices, to continue deleveraging its balance sheet, targeting approximately $200 million in debt repayment, including repayment of the 2020 Convertible Debentures. Should the 2020 Convertible Debentures be converted to Equinox Gold Shares, total deleveraging will increase by approximately $140 million, as repayment funds will be redirected to other debt reduction. This proactive debt reduction strategy is expected to enhance financial flexibility and strengthen Equinox Gold's capital structure, positioning it for long-term financial stability.

Cash costs for 2025 reflect the life cycle stages of the assets in Equinox Gold's portfolio and that consumables, labour and equipment costs are expected to face continued upward pressure throughout 2025. In addition, due to the recent strength of USD, BRL, CAD and MXN have underperformed compared to USD in 2023 and 2024, and Equinox Gold's management expects additional weakening in the BRL, CAD and MXN compared to USD throughout 2025.

On February 1, 2025, an executive order was signed by the President of the United States that introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian government announced retaliatory tariffs on imports from the United States. Subsequently, all three countries postponed their previously announced tariffs. Equinox Gold believes its revenue structure will be largely unaffected by the tariffs. Equinox Gold is reviewing its exposure to the potential tariffs and alternatives to inputs sourced from suppliers that may be subject to the tariffs, if implemented. However, the majority of Equinox Gold's cost structure relates to labour, contractors, energy and royalties in the countries in which it operates, and these items are not expected to be directly affected by any of the tariffs. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect on Equinox Gold's supply chains, the Company will continue to monitor developments and may take steps to limit the impact of any tariffs as may be appropriate in the circumstances. The costs guidance set out above does not factor any potential impact from such tariffs.

Equinox Gold may revise guidance during the year to reflect changes to expected results.

Corporate Structure

Equinox Gold is a company incorporated under the BCBCA on March 23, 2007, as "Waterloo Resources Ltd.". Subsequently Equinox Gold's name was changed as follows:

From	To	Date	Reason for Name Change
Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction
Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement[1] between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.
JDL Gold Corp.	Trek Mining Inc.	March 30, 2017	Plan of arrangement[1] between JDL Gold Corp. and Luna Gold Corp.
Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.

Note:

1. Court approved plan of arrangement pursuant to the BCBCA.

Equinox Gold's head and registered offices are located at Suite 1501 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

The Equinox Gold AIF, which is incorporated by reference herein, illustrates Equinox Gold's Material Subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by Equinox Gold.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-4

2025 Annual and Special Meeting of Shareholders

Recent Developments

Since the date of the Equinox Gold AIF, there have been no recent developments.

Company Material Property

The Greenstone Mine, the Mesquite Mine, the Aurizona Mine, the Bahia Complex (comprising the Fazenda Mine and the Santa Luz Mine), the Castle Mountain Project, and the Los Filos Mining Complex are Equinox Gold's only material properties. See the Equinox Gold AIF, which is incorporated into this Circular by reference, for a description of Equinox Gold Properties, including summaries of the Equinox Gold Technical Reports.

Description of Capital Structure

Equinox Gold is authorized to issue an unlimited number of Equinox Gold Shares without par value. As at March 18, 2025, there were 456,062,878 Equinox Gold Shares issued and outstanding. The holders of Equinox Gold Shares are entitled to: (i) one vote per Equinox Gold Share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Equinox Gold; and (iii) receive a pro rata share of the assets of Equinox Gold available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Equinox Gold. There are no pre-emptive, conversion or redemption rights attached to the Equinox Gold Shares.

Dividend History

Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on the Equinox Gold Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on Equinox Gold's financial condition and such other factors as the Equinox Gold Board considers appropriate.

Market for Securities

Equinox Gold Shares are listed and posted for trading on the TSX and the NYSE American under the symbol "EQX". The following table sets forth, for the periods indicated, the high and low sale prices per Equinox Gold Shares and the total monthly trading volumes, as reported on TSX, during the 12 months preceding the date of this Circular.

TSX Main Board				Other TSX Trading Platforms
Month	High (C$)	Low (C$)	Total Volume	Total Volume	Average Volume
March 2024	8.28	5.48	13,734,007	13,374,007	780,966
April 2024	8.79	7.12	23,613,140	22,393,631	1,017,892
May 2024	8.00	6.87	14,037,209	13,382,835	608,311
June 2024	7.62	6.95	12,484,603	9,576,235	478,812
July 2024	8.43	6.99	12,594,768	13,914,102	632,459
August 2024	8.15	6.18	14,471,438	15,190,392	723,352
September 2024	8.75	7.04	18,227,480	18,006,426	900,321
October 2024	8.46	7.31	18,916,410	30,596,518	1,390,751
November 2024	8.11	6.93	13,101,061	15,495,176	737,866
December 2024	9.17	7.13	15,103,788	17,065,560	853,278
January 2025	9.17	7.29	20,200,105	25,083,743	1,140,170
February 2025	10.22	8.83	25,832,466	40,163,062	2,113,845
March 2025(1)	10.23	8.87	19,990,571	27,839,861	2,141,528

Source: TMX Money and TSX InfoSuite

____________

Notes:

1. For the period March 1 to March 21, 2025.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-5

2025 Annual and Special Meeting of Shareholders

The following table sets forth, for the periods indicated, the high and low sale prices of the Equinox Gold Shares and the total monthly trading volumes, as reported on the NYSE American, during the 12 months preceding the date of this Circular.

NYSE American Main Board				Other NYSE Trading Platforms
Month	High ($)	Low ($)	Total Volume	Total Volume	Average Volume
March 2024	6.12	4.04	4,934,263	55,559,857	2,777,993
April 2024	6.50	5.18	6,276,820	97,603,135	4,436,506
May 2024	5.91	5.01	4,823,351	63,755,371	2,897,971
June 2024	5.57	5.05	10,540,915	40,481,734	2,115,784
July 2024	6.16	5.11	4,462,431	47,474,901	539,490
August 2024	6.02	4.48	5,132,626	59,970,393	2,725,927
September 2024	6.50	5.18	8,922,138	59,412,737	2,970,637
October 2024	6.27	5.29	7,018,775	98,473,910	4,281,474
November 2024	5.83	5.07	5,409,434	70,067,519	875,847
December 2024	6.48	4.95	6,995,911	87,860,498	4,183,833
January 2025	6.37	5.04	7,427,770	134,113,051	6,705,653
February 2025	7.22	6.06	11,308,085	150,987,774	7,946,725
March 2025(1)	7.17	6.15	6,498,528	117,221,359	9,768,447

Source: NYSE Connect

____________

Notes:

1. For the period March 1 to March 21, 2025.

On March 21, 2025, the closing price of Equinox Gold Shares on the TSX was C$9.79 and on the NYSE American was $6.84.

Prior Sales

The following table sets forth information in respect of issuances of Equinox Gold Shares and securities that are convertible or exchangeable into Equinox Gold Shares within the 12 months prior to the date of the Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance
March 25, 2024	61,072	C$5.19	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 26, 2024	30,000	C$5.19	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 27, 2024	36,978	C$5.19	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 2024	3,815,361	$4.70	Equinox Gold Shares issued pursuant to the at-the-market distribution program
March 2024	1,595,000	C$6.35	Equinox Gold Shares issued pursuant to the at-the-market distribution program
April 1, 2024	13,607	C$7.50	Equinox Gold Shares issued pursuant to the vesting of RSU
April 2, 2024	21,573	C$5.19	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
April 2, 2024	2,000	C$8.27	Equinox Gold Shares issued pursuant to the vesting of RSU
April 3, 2024	80,000	C$5.19	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-6

2025 Annual and Special Meeting of Shareholders

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance
April 4, 2024	20,000	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
April 8, 2024	3,333	C$8.49	Equinox Gold Shares issued pursuant to the vesting of RSU
April 15, 2024	2,550	C$8.10	Equinox Gold Shares issued pursuant to the vesting of RSU
April 18, 2024	10,000	C$8.07	Equinox Gold Shares issued pursuant to the vesting of pRSU
April 18, 2024	6,800	C$8.07	Equinox Gold Shares issued pursuant to the vesting of RSU
April 18, 2024	6,050	C$8.09	Equinox Gold Shares issued pursuant to the vesting of RSU
April 18, 2024	7,850	C$8.12	Equinox Gold Shares issued pursuant to the vesting of RSU
April 26, 2024	56,419,000	$5.30	Equinox Gold Shares issued pursuant to the April Offering
May 13, 2024	42,000,000	$5.95	Equinox Gold Shares issued pursuant to the Greenstone Mine interest acquisition
May 27, 2024	61,110	C$5.65	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
May 31, 2024	1,309	C$5.65	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
June 3, 2024	8,730	C$5.65	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
June 6, 2024	26,190	C$5.65	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
June 17, 2024	10,476	C$5.65	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
July 11, 2024	1,400	C$8.05	Equinox Gold Shares issued pursuant to the vesting of RSU
August 29, 2024	4,333	C$7.59	Equinox Gold Shares issued pursuant to the vesting of RSU
August 29, 2024	17,333	C$7.58	Equinox Gold Shares issued pursuant to the vesting of RSU
September 11, 2024	12,433	C$7.30	Equinox Gold Shares issued pursuant to the vesting of RSU
September 12, 2024	49,600	C$7.50	Equinox Gold Shares issued pursuant to the vesting of RSU
September 16, 2024	3,737	C$8.60	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
September 16, 2024	20,000	C$8.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
September 17, 2024	4,350	C$8.57	Equinox Gold Shares issued pursuant to the vesting of RSU
September 27, 2024	6,300	C$8.71	Equinox Gold Shares issued pursuant to the vesting of RSU
September 27, 2024	28,933	C$8.69	Equinox Gold Shares issued pursuant to the vesting of RSU
October 1, 2024	30,000	C$8.23	Equinox Gold Shares issued pursuant to the vesting of pRSU
October 2, 2024	15,000	C$8.34	Equinox Gold Shares issued pursuant to the vesting of pRSU
October 3, 2024	24,761,905	$5.25	Equinox Gold Shares issued pursuant to the conversion of convertible notes
October 3, 2024	30,000	C$8.33	Equinox Gold Shares issued pursuant to the vesting of pRSU
October 8, 2024	600	C$7.74	Equinox Gold Shares issued pursuant to the vesting of pRSU
October 8, 2024	14,400	C$7.66	Equinox Gold Shares issued pursuant to the vesting of pRSU
October 9, 2024	1,840,126	$5.25	Equinox Gold Shares issued pursuant to the conversion of convertible notes
October 15, 2024	50,000	C$8.18	Equinox Gold Shares issued pursuant to the vesting of pRSU
October 16, 2024	1,683	C$8.04	Equinox Gold Shares issued pursuant to the vesting of pRSU

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-7

2025 Annual and Special Meeting of Shareholders

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance
November 12, 2024	3,540	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
December 5, 2024	1,770	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
January 2, 2025	11,250	C$7.18	Equinox Gold Shares issued pursuant to the vesting of RSU
January 2, 2025	8,663	C$8.75	Equinox Gold Shares issued pursuant to the vesting of pRSU
January 10, 2025	6,000	C$8.88	Equinox Gold Shares issued pursuant to the vesting of RSU
January 10, 2025	3,867	C$8.76	Equinox Gold Shares issued pursuant to the vesting of RSU
January 10, 2025	6,000	C$9.00	Equinox Gold Shares issued pursuant to the vesting of RSU
January 10, 2025	10,000	C$8.38	Equinox Gold Shares issued pursuant to the vesting of RSU
January 14, 2025	2,434	C$8.37	Equinox Gold Shares issued pursuant to the vesting of RSU
January 14, 2025	6,066	C$8.58	Equinox Gold Shares issued pursuant to the vesting of RSU
January 15, 2025	9,300	C$8.51	Equinox Gold Shares issued pursuant to the vesting of RSU
January 15, 2025	1,466	C$8.52	Equinox Gold Shares issued pursuant to the vesting of RSU
January 16, 2025	18,066	C$8.73	Equinox Gold Shares issued pursuant to the vesting of RSU
January 17, 2025	10,900	C$8.69	Equinox Gold Shares issued pursuant to the vesting of RSU
January 17, 2025	2,966	C$8.67	Equinox Gold Shares issued pursuant to the vesting of RSU
January 17, 2025	3,400	C$8.73	Equinox Gold Shares issued pursuant to the vesting of RSU
January 20, 2025	3,800	C$8.39	Equinox Gold Shares issued pursuant to the vesting of RSU
January 21, 2025	8,167	C$8.47	Equinox Gold Shares issued pursuant to the vesting of RSU
January 21, 2025	1,400	C$8.46	Equinox Gold Shares issued pursuant to the vesting of RSU
January 22, 2025	12,433	C$8.38	Equinox Gold Shares issued pursuant to the vesting of RSU
January 22, 2025	766	C$8.39	Equinox Gold Shares issued pursuant to the vesting of RSU
January 22, 2025	14,801	C$8.41	Equinox Gold Shares issued pursuant to the vesting of RSU
January 22, 2025	3,800	C$8.46	Equinox Gold Shares issued pursuant to the vesting of RSU
January 23, 2025	9,334	C$8.18	Equinox Gold Shares issued pursuant to the vesting of RSU
January 23, 2025	32,267	C$8.22	Equinox Gold Shares issued pursuant to the vesting of RSU
January 23, 2025	41,001	C$8.19	Equinox Gold Shares issued pursuant to the vesting of RSU
January 23, 2025	6,000	C$8.21	Equinox Gold Shares issued pursuant to the vesting of RSU
January 23, 2025	1,300	C$8.33	Equinox Gold Shares issued pursuant to the vesting of RSU
January 23, 2025	2,086	C$8.21	Equinox Gold Shares issued pursuant to the vesting of pRSU
January 23, 2025	16,065	C$8.19	Equinox Gold Shares issued pursuant to the vesting of pRSU
January 24, 2025	13,300	C$8.17	Equinox Gold Shares issued pursuant to the vesting of RSU
January 24, 2025	4,300	C$8.18	Equinox Gold Shares issued pursuant to the vesting of RSU
January 24, 2025	9,933	C$8.16	Equinox Gold Shares issued pursuant to the vesting of RSU
January 24, 2025	233	C$8.27	Equinox Gold Shares issued pursuant to the vesting of RSU
January 27, 2025	500	C$8.45	Equinox Gold Shares issued pursuant to the vesting of RSU
January 28, 2025	9,566	C$8.11	Equinox Gold Shares issued pursuant to the vesting of RSU
January 28, 2025	5,000	C$8.15	Equinox Gold Shares issued pursuant to the vesting of RSU
January 29, 2025	10,966	C$8.42	Equinox Gold Shares issued pursuant to the vesting of RSU
January 29, 2025	7,100	C$8.50	Equinox Gold Shares issued pursuant to the vesting of RSU
January 31, 2025	78,286	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
February 4, 2025	24,194	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
February 11, 2025	20,000	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
February 11, 2025	17,506	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-8

2025 Annual and Special Meeting of Shareholders

Date	Number of Equinox Gold Shares	Price per Security(1)(2)	Reason for Issuance
February 13, 2025	20,000	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
February 13, 2025	2,557	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
February 24, 2025	3,000	C$9.79	Equinox Gold Shares issued pursuant to the vesting of RSU
February 24, 2025	1,200	C$9.70	Equinox Gold Shares issued pursuant to the vesting of RSU
February 24, 2025	267	C$9.71	Equinox Gold Shares issued pursuant to the vesting of RSU
February 25, 2025	5,000	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
February 25, 2025	17,703	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
February 26, 2025	19,670	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 3, 2025	10,000	C$5.37	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 4, 2025	1,800	C$9.02	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 4, 2025	1,200	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 6, 2025	19,670	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 7, 2025	208,282	C$9.58	Equinox Gold Shares issued pursuant to the vesting of RSU
March 7, 2025	22,074	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 10, 2025	42,055	C$4.56	Equinox Gold Shares issued pursuant to the exercise of Equinox Gold Options
March 11, 2025	1,433	C$9.24	Equinox Gold Shares issued pursuant to the vesting of RSU
March 19, 2025	3,000	C$10.10	Equinox Gold Shares issued pursuant to the vesting of RSU

Notes:

1. The "price per security" in the table above indicates the exercise price for Equinox Gold Shares issued pursuant to vesting of Equinox Gold Options and Equinox Gold Share purchase warrants.

2. The "price per security" in the table above indicates the market price for Equinox Gold Shares issued pursuant to the at-the-market distribution program and vesting of RSU.

Consolidated Capitalization

There have been no material changes in Equinox Gold's consolidated share capital and loan capital since December 31, 2024, the date of Equinox Gold's financial statements for the most recently completed financial period.

Legal Proceedings and Regulatory Actions

To Equinox Gold's knowledge, there are no legal proceedings or regulatory actions material to it to which Equinox Gold is a party, or to which Equinox Gold has been a party since incorporation, or of which any property of Equinox Gold is or has been the subject matter of, since the beginning of the financial year ended December 31, 2024, and no such proceedings are known by the Company to be contemplated. There have been no penalties or sanctions imposed against Equinox Gold by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against Equinox Gold and the Company has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since Equinox Gold's incorporation.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-9

2025 Annual and Special Meeting of Shareholders

Equinox Gold is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in jurisdictions where it operates. However, none of these matters exceed 10% of the value of Equinox Gold's current assets. Equinox Gold's management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded.

Transfer Agent, Registrar and Auditor

As of the date of this Circular, the transfer agent and registrar for the Equinox Gold Shares in Canada and the United States, respectively, is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario and New York, New York.

Equinox Gold's auditor is KPMG LLP, Chartered Professional Accountants through its offices located on the 11th Floor at 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K3. KPMG LLP has confirmed that they are independent with respect to Equinox Gold within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to Equinox Gold under all relevant U.S. professional and regulatory standards.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents relating to Equinox Gold incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Equinox Gold Corp. by mail at Suite 1501 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, or by telephone at +1 604-558-0560 and are also available electronically under Equinox Gold's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The filings of Equinox Gold on SEDAR+ and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed by Equinox Gold with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of this Circular:

1. the Equinox Gold AIF;

2. audited consolidated financial statements of Equinox Gold as of and for the years ended December 31, 2024 and 2023, together with the notes thereto and the reports of the independent registered public accounting firm thereon;

3. the Annual Equinox Gold MD&A; and

4. material change report of Equinox Gold dated February 28, 2025, relating to, among other things, the Arrangement and the Concurrent Financing.

Any document of the type referred to in paragraphs (1) - (4) above or similar material and any documents required by section 11.1 of Form 44-101F1 of NI 44-101 filed by Equinox Gold with any securities commissions or similar regulatory authority in Canada after the date of this Circular will be deemed to be incorporated by reference in this Circular and will automatically update and supersede information contained or incorporated by reference in this Circular. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Circular and the documents incorporated or deemed to be incorporated by reference herein.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-10

2025 Annual and Special Meeting of Shareholders

Any statement contained in this Circular or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this "Schedule "E" - Information Concerning Equinox Gold", to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this "Schedule "E" - Information Concerning Equinox Gold".

References to Equinox Gold's website in any documents that are incorporated by reference into this Circular do not incorporate by reference the information on such website into this Circular, and we disclaim any such incorporation by reference.

Risk Factors

The business and operations of Equinox Gold are subject to risks. In addition to considering the other information in this Circular, Equinox Gold Shareholders should consider carefully the factors set forth under the "Risk Factors" heading and the risks set forth in the Equinox Gold AIF and the Annual Equinox Gold MD&A, each of which are incorporated by reference herein.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Equinox Gold | Page E-111

2025 Annual and Special Meeting of Shareholders

SCHEDULE "F"

Information Concerning Calibre

The following information concerning Calibre should be read in conjunction with the documents incorporated by reference into this "Schedule "F" - Information Concerning Calibre" and the information concerning Calibre appearing elsewhere in this Circular.

Capitalized terms used in this "Schedule "F" - Information Concerning Calibre" but not otherwise defined herein have the meanings set forth in the "Glossary of Terms" in this Circular.

Overview

Calibre was incorporated under the BCBCA on January 15, 1969 under the name "Mark V Mines Limited (N.P.L.)".

Calibre changed its name to "Mark V Petroleums & Mines Ltd. (N.P.L.)" on February 14, 1972; to "TLC Ventures Corp." on October 4, 1994; and to "Calibre Mining Corp." on June 18, 2007. On May 24, 2018, Calibre's articles were amended to permit the Calibre Board to make certain alterations to the authorized share structure of Calibre (subject to Article 9.2 of the articles and the BCBCA). Prior to such amendment, alterations to the authorized share structure could only be effected through a special resolution of shareholders (subject to Article 9.2 of the articles and the BCBCA).

The Calibre Shares are listed on the TSX under the symbol "CXB" and quoted on the OTCQX under the symbol "CXBMF".

Calibre is a Canadian-listed, Americas focused, growing mid-tier gold producer with a pipeline of development and exploration opportunities across Nevada and Washington in the United States, and Nicaragua. On October 15, 2019, Calibre completed the purchase of certain gold producing mining operations in Nicaragua from B2Gold Corp., acquiring, among other things, the El Limon Complex and the La Libertad Complex. On January 12, 2022, Calibre completed the acquisition of Fiore Gold Ltd., acquiring, among other things, the Pan Mine. On January 24, 2024, Calibre completed the acquisition of Marathon Gold Corporation, acquiring, among other things, the Valentine Gold Mine.

The corporate chart below sets forth Calibre's Material Subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly by Calibre as of December 31, 2024.

(Chart on following page)

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Calibre | Page F-1

2025 Annual and Special Meeting of Shareholders

Calibre's head office is located at Suite 1560, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

Further information regarding Calibre, refer to its filings with the Canadian Securities Authorities which may be obtained through SEDAR+ at www.sedarplus.ca.

For additional information relating to Calibre and the risk factors relating to the Arrangement, see "Risk Factors - Risk Factors Related to the Arrangement".

Recent Developments

There have been no recent developments since the date of the Calibre AIF.

Material Properties

Calibre's material mineral properties for the purposes of NI 43-101 are as follows:

  El Limon Complex (100% ownership), an underground and open pit gold mining operation located in northwestern Nicaragua, approximately 100 km northwest of Managua;

  La Libertad Complex (100% ownership), an underground and open pit gold mining operation located 110 km due east of Managua, Nicaragua; and

  Valentine Gold Mine (100% ownership), an open pit mining and conventional milling operation under construction located in Newfoundland and Labrador, Canada.

See the Calibre AIF, which is incorporated into this Circular by reference, for a further description of each of the El Limon Complex, the La Libertad Complex and the Valentine Gold Mine, including summaries of the La Libertad Technical Report, the El Limon Technical Report and the Valentine Technical Report.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Calibre | Page F-2

2025 Annual and Special Meeting of Shareholders

Calibre also owns a 100% interest in the Pan Mine, a producing heap leach gold operation, the adjacent advanced development-stage Gold Rock Project in Nevada, and the past producing Illipah Project, adjacent to the Pan Mine in Nevada; the exploration-stage Golden Eagle Project in the Republic/Eureka Mining District in Ferry County, Washington, USA approximately 4.8 km north-northwest of the town of Republic, Washington; the Pavón gold project, being an exploration and resource development stage gold project; and the Eastern Borosi Mine which commenced mining in early April 2023, which forms part of the La Libertad Complex area in Nicaragua.

Description of Share Capital

Calibre Shares

Calibre is authorized to issue an unlimited number of Calibre Shares. As at March 18, 2025, there were 855,496,713 Calibre Shares issued and outstanding. Holders of the Calibre Shares are entitled to receive notice and attend any meeting of the Calibre Shareholders. The Calibre Shares entitle the holders thereof to one vote per Calibre Share and Calibre Shareholders are entitled to receive dividends on the Calibre Shares. Upon the liquidation, dissolution or winding up of Calibre, the Calibre Shareholders are entitled to receive, on a pro rata basis, the net assets of Calibre. The Calibre Shares do not carry any pre-emptive subscription, redemption or conversion rights.

Calibre Options

The Calibre Incentive Plan permits the Calibre Board to grant directors, officers, consultants and employees Calibre Options, which cannot exceed 75,000,000 Calibre Options. Each Calibre Option is exercisable by the holder thereof to acquire one Calibre Share. As at March 18, 2025, there were 34,991,205 Calibre Options to acquire Calibre Shares outstanding, representing the remaining balance of replacement options that were previously issued pursuant to Calibre's acquisition of Marathon Gold Corporation on January 24, 2024.

Calibre RSU, Calibre PSU, Calibre DSU and Calibre SAR

Under the Calibre Incentive Plan, Calibre can issue Calibre RSU, Calibre PSU and Calibre DSU. In addition, there are Calibre SAR outstanding as amended and assumed by Calibre pursuant to the acquisition of Fiore on January 12, 2022 and issued to certain employees pursuant to award agreements. As at March 18, 2025, there were 9,870,126 Calibre RSU, 1,000,000 Calibre PSU and nil Calibre DSU outstanding. In addition, there were 200,013 Calibre SAR outstanding as at March 18, 2025.

Calibre Warrants

As at March 18, 2025, there were 22,688,845 Calibre Warrants outstanding, each exercisable to acquire one Calibre Share.

Calibre Notes

As at March 18, 2025, the principal amount of the Calibre Notes, being $75 million, remained outstanding. The principal amount of the Calibre Notes is convertible into 25,037,647 Calibre Shares at a price of C$4.25 per Calibre Share.

Trading Price and Volume

The following tables set forth information relating to the monthly trading of the Calibre Shares on the TSX and OTCQX for the 12-month period prior to the date of this Circular.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Calibre | Page F-3

2025 Annual and Special Meeting of Shareholders

TSX

Month	High (C$)	Low (C$)	Total Volume
March 2024	1.89	1.53	99,731,447
April 2024	2.00	1.67	58,012,236
May 2024	2.335	1.91	56,226,642
June 2024	2.07	1.73	60,866,749
July 2024	2.23	1.775	33,228,528
August 2024	2.40	1.875	38,884,438
September 2024	2.81	2.145	82,133,423
October 2024	2.90	2.49	57,794,689
November 2024	2.56	2.06	51,846,520
December 2024	2.555	2.085	30,005,336
January 2025	2.69	2.16	41,664,971
February 2025	3.27	2.55	71,873,861
March 2025(1)	3.16	2.74	56,014,209

Notes:

1. For the period March 1 to March 21, 2025.

OTCQX

Month	High ($)	Low ($)	Total Volume
March 2024	1.40	1.09	15,704,483
April 2024	1.53	1.23	7,452,757
May 2024	1.70	1.39	9,218,079
June 2024	1.52	1.27	7,761,670
July 2024	1.63	1.28	5,871,391
August 2024	1.76	1.35	6,673,924
September 2024	2.06	1.57	8,133,281
October 2024	2.10	1.76	9,714,189
November 2024	1.85	1.47	9,255,465
December 2024	1.85	1.45	5,486,884
January 2025	1.86	1.47	6,703,277
February 2025	2.30	1.70	17,665,552
March 2025(1)	2.20	1.89	8,017,290

Notes:

1. For the period March 1 to March 21, 2025.

The closing price of the Calibre Shares on the TSX and OTCQX on February 21, 2025, the last trading day prior to the announcement of the entering into of the Arrangement Agreement, was C$3.09 and $2.18.

The closing price of the Calibre Shares on the TSX and OTCQX on March 21, 2025 was C$3.16 and $2.20.

Prior Sales

The following table set forth the information in respect of issuances of securities that are convertible or exchangeable into Calibre Shares for the 12-month period prior to this Circular.

Date of Grant/Issue	Price Per Security or Exercise Price per Security (C$)	Number of Securities
Grants of Calibre Options
April 19, 2024	$1.80	200,000

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Calibre | Page F-4

2025 Annual and Special Meeting of Shareholders

Date of Grant/Issue	Price Per Security or Exercise Price per Security (C$)	Number of Securities
Grants of Calibre RSU
April 3, 2024	$1.78	53,933
May 17, 2024	$2.21	227,311
May 29, 2024	$2.18	175,230
June 4, 2024	$2.01	74,627
June 11, 2024	$1.82	97,253
June 14, 2024	$1.79	558,660
June 18, 2024	$1.77	16,610
June 26, 2024	$1.75	471,428
July 10, 2024	$2.01	75,622
August 15, 2024	$2.03	85,715
August 27, 2024	$2.33	12,446
October 3, 2024	$2.58	241,473
December 9, 2024	$2.39	70,640
February 26, 2025	$2.85	3,292,462
March 5, 2025	$2.87	45,470
March 13, 2025	$2.99	11,371
Grants of Calibre PSU
June 14, 2024	$1.79	1,000,000
Issuance of Calibre Warrants
March 4, 2025	$4.50	16,524,847
Calibre Shares issued on Exercise of Calibre RSU
May 7, 2024	$2.09	34,011
May 23, 2024	$2.08	34,728
June 3, 2024	$2.01	19,501
July 2, 2024	$1.81	40,555
July 16, 2024	$2.20	3,795
July 17, 2024	$2.13	33,333
July 31, 2024	$2.14	227,033
August 6, 2024	$1.97	272,583
September 23, 2024	$2.63	40,492
November 8, 2024	$2.29	50,000
December 11, 2024	$2.52	174,982
March 17, 2025	$3.08	1,951,433
Calibre Shares issued on Exercise of Calibre PSU
December 11, 2024	$2.52	499,875
Calibre Shares issued on Exercise of Calibre Options
April 2, 2024	$0.60	250,000
April 3, 2024	$0.60	10,000
April 3, 2024	$1.01	26,597
April 4, 2024	$0.60	10,000
April 5, 2024	$0.36	8,048
April 5, 2024	$1.69	30,820
May 3, 2024	$1.72	60,000
May 8, 2024	$1.72	30,820
May 14, 2024	$1.72	110,952
May 16, 2024	$1.24	25,000
May 16, 2024	$1.72	70,676
May 17, 2024	$0.60	15,000
May 17, 2024	$1.01	10,894
May 17, 2024	$1.24	16,150
May 21, 2024	$0.98	6,508
May 21, 2024	$1.72	56,092
May 22, 2024	$1.72	5,547
May 23, 2024	$0.60	20,000

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Calibre | Page F-5

2025 Annual and Special Meeting of Shareholders

Date of Grant/Issue	Price Per Security or Exercise Price per Security (C$)	Number of Securities
May 27, 2024	$1.72	52,394
May 28, 2024	$1.01	8,045
May 30, 2024	$0.36	15,000
June 4, 2024	$1.72	5,547
June 11, 2024	$1.72	18,492
June 12, 2024	$1.72	12,943
June 21, 2024	$0.60	30,000
July 9, 2024	$1.01	10,132
July 15, 2024	$0.60	50,000
July 16, 2024	$0.60	10,000
July 17, 2024	$1.24	12,144
August 14, 2024	$0.60	20,000
August 14, 2024	$1.01	10,175
August 14, 2024	$1.24	18,305
August 20, 2024	$0.60	25,000
August 21, 2024	$0.60	10,000
August 22, 2024	$1.43	144,231
August 22, 2024	$1.79	55,000
August 23, 2024	$0.60	10,000
August 23, 2024	$1.01	4,032
August 26, 2024	$0.68	3,974
August 26, 2024	$1.24	14,261
September 9, 2024	$1.01	12,856
September 10, 2024	$1.79	75,000
September 12, 2024	$0.60	515,000
September 12, 2024	$1.79	75,533
September 13, 2024	$1.01	17,141
September 13, 2024	$1.24	27,629
September 16, 2024	$0.36	17,193
September 16, 2024	$0.60	25,000
September 16, 2024	$1.24	15,000
September 16, 2024	$1.67	4,306
September 17, 2024	$1.01	13,794
September 17, 2024	$1.45	13,179
September 18, 2024	$0.60	197,967
September 18, 2024	$2.03	215,740
September 19, 2024	$0.60	10,000
September 19, 2024	$1.42	10,820
September 20, 2024	$0.60	250,842
September 20, 2024	$0.97	19,194
September 20, 2024	$1.24	10,000
September 20, 2024	$2.03	184,920
September 23, 2024	$0.60	422,858
September 23, 2024	$1.01	13,842
September 30, 2024	$0.60	20,000
October 1, 2024	$0.97	50,000
October 10, 2024	$0.60	466,667
October 11, 2024	$0.60	15,000
December 3, 2024	$2.03	55,476
December 4, 2024	$0.90	16,809
January 14, 2025	$1.01	346,038
January 14, 2025	$1.24	236,947
February 5, 2025	$1.47	15,000
February 7, 2025	$1.51	250,000
February 10, 2025	$1.35	79,000

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Calibre | Page F-6

2025 Annual and Special Meeting of Shareholders

Date of Grant/Issue	Price Per Security or Exercise Price per Security (C$)	Number of Securities
February 12, 2025	$1.35	63,300
February 13, 2025	$0.60	10,000
February 14, 2025	$0.60	10,000
February 14, 2025	$1.35	11,800
February 14, 2025	$2.15	35,000
February 24, 2025	$0.60	10,000
February 25, 2025	$1.79	24,401
February 28, 2025	$0.60	100,000
March 5, 2025	$1.01	10,175
March 5, 2025	$1.24	9,153
March 13, 2025	$1.62	54,945
March 13, 2025	$1.01	15,055
March 14, 2025	$2.03	258,558
March 14, 2025	$2.15	38,968
March 14, 2025	$1.54	37,363
March 14, 2025	$1.24	42,536
March 14, 2025	$1.01	33,596
March 14, 2025	$0.98	34,401
March 17, 2025	$0.60	170,000
March 17, 2025	$1.01	17,141
March 17, 2025	$1.24	13,814
March 18, 2025	$2.03	100,000
March 18, 2025	$1.51	14,219
March 18, 2025	$1.79	25,594
March 19, 2025	$2.03	100,000
March 19, 2025	$1.79	77,050
March 20, 2025	$2.03	102,366
March 20, 2025	$1.47	5,000
March 20, 2025	$1.79	113,220
March 20, 2025	$2.76	30,820
Calibre Shares issued on Exercise of Calibre Warrants
May 28, 2024	$1.35	101,706
July 23, 2024	$1.35	15,410
August 23, 2024	$1.35	66,263
August 26, 2024	$1.35	63,181
September 3, 2024	$1.35	2,384,727
September 9, 2024	$1.35	111,876
September 16, 2024	$1.35	4,670,457
September 17, 2024	$1.35	10,392,166
September 18, 2024	$1.35	3,360,250
September 19, 2024	$1.35	9,293,462
September 20, 2024	$1.35	9,318,547
September 23, 2024	$1.35	5,950,999
Calibre Shares issued in connection with Financings
April 16, 2024	$1.68	68,540,000
January 30, 2025	$3.12	12,820,600

Consolidated Capitalization

Other than the Concurrent Financing, there has not been any material change to Calibre's share and loan capital since the Calibre Annual Financial Statements.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Calibre | Page F-7

2025 Annual and Special Meeting of Shareholders

Risk Factors

An investment in Calibre Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under the heading "Risk Factors" in this Circular, readers should consider carefully the risk factors described in the Calibre AIF as well as the Calibre Annual MD&A, each of which is incorporated by reference in this Circular.

Additional Information

Information has been incorporated by reference in this Circular from documents filed with the securities commissions in British Columbia, Alberta and Ontario. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Calibre, at Suite 1560, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6 and are also available electronically under Calibre's profile on SEDAR+ at www.sedarplus.ca. Calibre's filings through SEDAR+ are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by Calibre with the securities commissions in the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) Calibre AIF;

(b) Calibre Annual Financial Statements;

(c) Calibre Annual MD&A;

(d) the management information circular of Calibre dated April 22, 2024 in connection with the annual general meeting of Calibre Shareholders held on June 12, 2024;

(e) the material change report of Calibre dated February 27, 2025 in respect of the entering into of the Arrangement Agreement; and

(f) the material change report of Calibre dated March 12, 2025 in respect of the closing of the Concurrent Financing.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Calibre with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable Canadian Securities Laws, will be deemed to be incorporated by reference in this Circular.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Calibre | Page F-8

2025 Annual and Special Meeting of Shareholders

SCHEDULE "G"

Information Concerning Post-Arrangement Equinox Gold

The following is a summary of Post-Arrangement Equinox Gold, its business and operations and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular.

Except as otherwise described in this "Schedule "G" - Information Concerning Post-Arrangement Equinox Gold", the business of Post-Arrangement Equinox Gold and information relating to Post-Arrangement Equinox Gold shall be that of Equinox Gold generally disclosed elsewhere in this Circular.

Capitalized terms used in this "Schedule "G" - Information Concerning Post-Arrangement Equinox Gold" but not otherwise defined herein have the meanings set forth in the "Glossary of Terms" in this Circular.

Overview

Corporate Structure

On completion of the Arrangement, Post-Arrangement Equinox Gold will continue the current operations of Equinox Gold and Calibre and be governed by the laws of the Province of British Columbia. The Arrangement will result in the acquisition of all issued and outstanding Calibre Shares by Equinox Gold.

It is expected that the head and registered offices of Post-Arrangement Equinox Gold will continue to be located at Suite 1501 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

The following chart illustrates Post-Arrangement Equinox Gold's Material Subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attached to all voting securities of each subsidiary that will be beneficially owned, controlled or directed, directly or indirectly, by Post-Arrangement Equinox Gold:

(Chart on following page)

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Post-Arrangement Equinox Gold | Page G-1

2025 Annual and Special Meeting of Shareholders

Equinox Gold Corp.
(British Columbia)
Luna Gold Corp.
(Canada)
Aurizona Goldfields Corporation
(Canada)
Luna Gold Pesquisas Minerais LTDA
Mineração Aurizona S.A.
Aurizona Mine
Leagold Mining Corporation
(British Columbia)
Leagold LatAm Holdings B.V.
Leagold Fazenda Holdings B.V.
Leagold Santa Luz Holdings B.V.
Fazenda Brasileiro Desenvolvimento Mineral Ltda
Santa Luz Desenvolvimento Mineral Ltda
Fazenda Brasileiro Mine
Santa Luz Mine
Bahia Complex
Premier Gold Mines Hardrock
(Ontario)
60%
Greenstone Gold Mines GP Inc.
(Canada)
PAG Holding Corp.
(British Columbia)
60%
0.001%
59.99%
40%
Greenstone Gold Mines LP
(Manitoba)
Greenstone Project
Calibre Mining
(British Columbia)
Marathon Gold Corp.
(Canada)
Adobe Capital and Trading Ltd.
(Barbados)
Valentine Gold Mine
Nicaragua Holdings Ltd.
(Barbados)
Triton Minera S.A.
(Nicaragua)
Desarrollo Minero de Nicaragua S.A.
(Nicaragua)
El Limon Mine
La Libertad Mine
Legend
Canada
United States
The Netherlands
Mexico
Brazil
Nicaragua

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Post-Arrangement Equinox Gold | Page G-2

2025 Annual and Special Meeting of Shareholders

Description of the Business

Post-Arrangement Equinox Gold will carry on the business operated by Equinox Gold and Calibre, and it will continue to engage in mining activities, including exploring for, extracting and processing precious and base metals.

Following the Effective Date, Equinox Gold's material mineral properties for the purposes of NI 43-101 will be Greenstone Mine, Valentine Gold Mine, La Libertad Mine, El Limon Mine, Aurizona Mine and the Bahia Complex (comprising the Fazenda and Santa Luz Mines). Further information regarding the Equinox Gold properties can be found in the Equinox Gold AIF, while further information regarding the Calibre properties can be found in the Calibre AIF, each of which are incorporated by reference herein. Additional information can also be found in the Equinox Gold Technical Reports and the Calibre Technical Reports, which are not incorporated by reference herein but are summarized in the Equinox Gold AIF and the Calibre AIF, which are filed on Equinox Gold's and Calibre's respective issuer profiles on SEDAR+ at www.sedarplus.ca and in the case of the Equinox Gold AIF, on EDGAR at www.sec.gov.

Description of Share Capital

The authorized share capital of Post-Arrangement Equinox Gold will be the same as the currently authorized share capital of Equinox Gold and there will be no change in the rights associated with the Equinox Gold Shares. The authorized share capital of Equinox Gold consists of an unlimited number of Equinox Gold Shares without par value. See "Capital Structure" in the Equinox Gold AIF, which is incorporated by reference herein.

Immediately following completion of the Arrangement, assuming approximately 268,573,720 Equinox Gold Shares are issued as a result of the Arrangement, existing Equinox Gold Shareholders and Calibre Shareholders will own approximately 63% and 37% of Post-Arrangement Equinox Gold, respectively.

Dividends

There will be no restrictions in Post-Arrangement Equinox Gold's articles or elsewhere, other than customary general solvency requirements, which would prevent Post-Arrangement Equinox Gold from paying dividends following completion of the Arrangement. However, Equinox Gold has not paid any dividends on the Equinox Gold Shares since incorporation and does not anticipate that any dividends will be paid on the Equinox Gold Shares in the immediate future, as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties. Any decision to pay dividends on the Equinox Gold Shares in the future will be made by the Post-Arrangement Equinox Gold Board on the basis of the earnings, financial requirements and other conditions existing at such time.

Principal Securityholders

To the best of the knowledge of the directors and officers of Equinox Gold and Calibre, upon completion of the Arrangement, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the Post-Arrangement Equinox Gold Shares, after giving effect to the Arrangement.

Following the completion of the Arrangement, separately or together, Equinox Gold does not anticipate that: (i) any person will hold more than 20% of the Post-Arrangement Equinox Gold Shares; or (ii) control of Post-Arrangement Equinox Gold will be materially affected.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Post-Arrangement Equinox Gold | Page G-3

2025 Annual and Special Meeting of Shareholders

Executive Officers and Directors of Post-Arrangement Equinox Gold

Executive Officers

Following the completion of the Arrangement, the executive officers of Post-Arrangement Equinox Gold will be (i) Greg Smith, as Chief Executive Officer; (ii) Peter Hardie, as Chief Financial Officer; and (iii) Darren Hall (current President and Chief Executive Officer of Calibre), as President and Chief Operating Officer, as well as any other officers appointed by the Equinox Gold Board on the recommendation of Messrs. Smith and Hall.

Directors

Following the completion of the Arrangement, it is expected that the board of directors of Post-Arrangement Equinox Gold will be led by the current Chair of the Equinox Gold Board, Ross Beaty, and that the board of Post-Arrangement Equinox Gold will have ten directors, comprising six directors of Equinox Gold elected at the Meeting, including Ross Beaty and Greg Smith, and four directors from Calibre, being Blayne Johnson, Douglas Forster, Omaya Elguindi and Mike Vint, to be appointed by Equinox Gold upon completion of the Arrangement.

Compensation of Executives and Directors

Following the completion of the Arrangement, it is expected that Post-Arrangement Equinox Gold will maintain the current policies of Equinox Gold with respect to executive and director compensation. See "Schedule "H" - Statement of Executive Compensation".

Transfer Agent, Registrar and Auditor

As of the date of this Circular, the transfer agent and registrar for the Equinox Gold Shares in Canada and the United States, respectively, is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario, Canada and New York, New York, USA.

If approved at the Meeting, the auditor of Equinox Gold following the Effective Date will continue to be KPMG LLP, Chartered Professional Accountants through its offices located on the 11th floor at 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K3, the current auditor of Equinox Gold.

The transfer agent and registrar for the Equinox Gold Shares in Canada and the United States, respectively, will continue to be Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, Toronto, Ontario, Canada and New York, New York, USA.

MANAGEMENT INFORMATION CIRCULAR	Information Concerning Post-Arrangement Equinox Gold | Page G-4

2025 Annual and Special Meeting of Shareholders

SCHEDULE "H"

Statement of Executive Compensation

Capitalized terms used in this "Schedule "H" - Statement of Executive Compensation" but not otherwise defined herein have the meanings set forth in the "Glossary of Terms" in this Circular.

DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Equinox Gold has established director compensation based on a comparison with other companies in the mining industry and considering the duties and responsibilities of our directors, both at the Equinox Gold Board level and the committee level. Our approach to director compensation is based on being in line with the median of our peers' director compensation. The total is weighted evenly between cash and equity compensation (subject to plan limits) to reinforce our culture of share ownership. Executive directors are not paid for their services as directors. Our non-executive directors are paid for their services as directors through an annual retainer. Non-executive director compensation is not performance-based and they do not participate in the compensation programs established for management. The following table details the retainer and meeting fee structure for non-executive directors for the 2024 and 2025 calendar years.

Type	Amount 2024 ($)	Amount 2025 ($)
Annual Board Chair Retainer[1]	306,666	281,678
Annual Board Retainer (Non-Chair, Non-Employee)[1]	150,000	150,000
Audit Committee Chair Retainer[2]	24,000	24,000
Compensation and Nomination Committee Chair Retainer[2]	20,000	20,000
Environment, Social and Governance Committee Chair Retainer[2]	16,000	16,000
Committee Member Retainer (Non-Chair)[2]	12,000	12,000

Notes:

1. Annual retainers are paid 50% in cash and 50% in equity, quarterly in arrears. The cash portion of the annual retainer may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director. The remaining half is paid by way of RSU (in accordance with the Equinox Gold RSU plan (as defined below)). The actual amounts of any DSU and RSU awarded will vary depending on the share price at the time of grant.

2. Committee retainers are paid in cash, quarterly in arrears, in addition to the annual retainer. The committee retainers may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

3. Mr. Beaty's annual retainer is granted in C$ and has been converted into US$ at an exchange rate of C$1 = US 0.76 for 2024, and C$1 = US $0.70 for 2025.

Annual Equinox Gold Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which the director is elected or re-elected and ending on the date immediately before the date of our next annual meeting of shareholders.

The following table sets out all amounts of compensation earned by the non-executive directors for their services during the 2024 calendar year.

Director Name	Fees Earned[1] ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Ross Beaty	177,353	104,325	-	-	-	-	281,678
Maryse Bélanger	103,000	75,000	-	-	-	-	178,000
Lenard Boggio	99,000	75,000	-	-	-	-	174,000
Gordon Campbell	99,000	75,000	-	-	-	-	174,000
Dr. Sally Eyre	95,000	75,000	-	-	-	-	170,000

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-1

2025 Annual and Special Meeting of Shareholders

Director Name	Fees Earned[1] ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Marshall Koval[2]	91,253	75,000	-	-	-	-	166,253
Trudy Curran[3]	57,994	48,493	-	-	-	-	106,487
Fraz Siddiqui[4]	67,378	75,000	-	-	-	-	142,378

Notes:

1. Fees may be paid 100% in cash; 100% by way of DSU (in accordance with the Equinox Gold DSU Plan); or partly in cash and partly in DSU, as elected by the relevant director.

2. Mr. Koval was a member of the Company's Audit Committee for the period of January 1, 2024 to May 9, 2024.

3. Mrs. Curran joined the Equinox Gold Board effective May 9, 2024.

4. Mr. Siddiqui resigned from the Equinox Gold Board effective October 09, 2024.

The following table provides information regarding the incentive plan awards outstanding for each non-executive director at December 31, 2024.

Name	Option-based Awards					Share-based Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In- the-money Options[1] (US$)	Number of Unvested RSU (#)	Market Value of Unvested RSU[2] (US$)
Ross Beaty	6-Feb-24	-	-	-	-	25,126	126,504
	12-Jan-23[3]	-	-	-	-	36,765	185,103
	20-Jan-22[3]	-	-	-	-	16,216	81,644
	15-Jan-21[3]	-	-	-	-	3,766	18,961
	30-Mar-20[3]	-	-	-	-	11,536	58,081
Maryse Bélanger	6-Feb-24					17,011	85,646
	12-Jan-23	-	-	-	-	8,642	43,510
Lenard Boggio	6-Feb-24	-	-	-	-	17,011	85,646
	12-Jan-23[4]	-	-	-	-	17,285	87,026
	20-Jan-22[3]	-	-	-	-	9,466	47,659
	15-Jan-21[3]	-	-	-	-	6,294	31,689
	30-Mar-20[3]	-	-	-	-	9,613	48,399
	28-Jun-19[3]	-	-	-	-	6,000	30,209
	02-Aug-18[3]	-	-	-	-	4,934	24,842
Gordon Campbell	6-Feb-24	-	-	-	-	17,011	85,646
	Jan-12-23[4]					17,285	87,026
	20-Jan-22[3]	-	-	-	-	9,466	47,659
	15-Jan-21[3]	-	-	-	-	3,147	15,844
	30-Mar-20[3]	-	-	-	-	4,806	24,197
Dr. Sally Eyre	6-Feb-24	-	-	-	-	17,011	85,646
	12-Jan-23[4]	-	-	-	-	17,285	87,026
	20-Jan-22[3]	-	-	-	-	4,733	23,830
Marshall Koval	6-Feb-24	-	-	-	-	17,011	85,646
	12-Jan-23[4]	-	-	-	-	8,642	43,510

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-2

2025 Annual and Special Meeting of Shareholders

Name	Option-based Awards					Share-based Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In- the-money Options[1] (US$)	Number of Unvested RSU (#)	Market Value of Unvested RSU[2] (US$)
Trudy Curran[5]	7-Aug-24	-	-	-	-	9,618	48,424
Fraz Siddiqui[6]	-	-	-	-	-	-	-

Notes:

1. Calculated using the closing price of Equinox Gold Shares on the TSX on December 31, 2024 of C$7.24 and subtracting the exercise price of in-the-money Equinox Gold Options. The amount is then converted at an exchange rate of US$1.00 = C$1.44, as quoted by S&P Global Market Intelligence on December 31, 2024. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold Shares on the date of exercise.

2. Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold Shares on the TSX on December 31, 2024 of C$7.24. The amount is then converted at an exchange rate of US$1.00 = C$1.44, as quoted by S&P Global Market Intelligence on December 31, 2024. The actual value realized will depend on the price of the Equinox Gold Shares on the date of vesting and the achieved performance when applicable.

3. Director has elected to defer vesting of the applicable RSU.

4. Director has elected to defer vesting of 50% of the applicable RSU. The remaining 50% is unvested.

5. Mrs. Curran joined the Equinox Gold Board effective May 9, 2024.

6. Mr. Siddiqui resigned from the Equinox Gold Board effective October 09, 2024 and did not hold any share-based awards as at December 31, 2024.

Value Vested or Earned During the Year Ended December 31, 2024

Name	Option-based Awards Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)[1]	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Ross Beaty	-	113,882	-
Maryse Bélanger	-	57,386	-
Lenard Boggio	-	57,386	-
Gordon Campbell	-	57,386	-
Dr. Sally Eyre	-	57,386	-
Marshall Koval	-	57,386	-

Notes:

1. Calculated using the market value, as defined by the respective plans, of Equinox Gold Shares, then converting the Canadian dollars into US dollars at US$1=C$1.44 as quoted by S&P Global Market Intelligence on December 31, 2024.

Options Exercised During the Year Ended December 31, 2024

Director	Options Exercised in 2024	Exercise Price (C$)	Exercise Date	Market Value on Exercise Date (C$)	Value of Exercised Options (US$)[1]	Total Proceedings to the Company (US$)[1]
Lenard Boggio	61,110	5.65	27/May/24	7.62	83,718	261,445
Marshall Koval	21,818	5.25	25/Jan/24	5.93	10,317	86,735

Notes:

1. The amount is then converted at an exchange rate of US$1=C$1.44 as quoted by S&P Global Market Intelligence on December 31, 2024. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold Shares on the date of exercise.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs (defined below). There are no loans outstanding from the Company to any of its directors or NEOs.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-3

2025 Annual and Special Meeting of Shareholders

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Equinox Gold has compensation practices that it believes are aligned with its shareholders, including:

  Performance-based compensation measured against a combination of operational metrics designed to increase shareholder value and total shareholder return;
  Compensation levels that balance the need to attract and retain talented executives and employees with reasonable pay levels aligned to performance;
  Double trigger change of control provisions;
  Maximum severance multiplier of two times;
  Equinox Gold Options are no longer granted;
  Time-based restricted share units granted from 2022 onwards vest over three years;
  Compensation peer group that is aligned with Equinox Gold's size and scope of operations; and
  CEO required to hold shares issued on vesting of a restricted share unit for 12 months.

Equinox Gold will continue to pursue compensation practices that are aligned with shareholders and ensure we have a motivated team with the expertise required to successfully operate and grow our business.

Currency

The Company's functional currency is US dollars. All dollar amounts referenced in this Executive Compensation Discussion and Analysis, unless otherwise indicated, are expressed in US dollars. Unless otherwise stated, any US dollar amounts that have been converted from Canadian dollars have been converted at the following daily exchange rates, as quoted by S&P Global Market Intelligence:

  March 18, 2025 (Record Date): US$1.00 = C$1.43
  December 31, 2024: US$1.00 = C$1.44
  December 29, 2023: US$1.00 = C$1.32
  December 30, 2022: US$1.00 = C$1.35

Named Executive Officers

The following discussion and analysis provides information about Equinox Gold's executive compensation for 2024. In some instances, the compensation practices and other matters described also apply to other members of management. However, the following discussion and analysis relates specifically to the following individuals:

  Greg Smith, President and CEO
  Peter Hardie, CFO
  Doug Reddy, COO
  Scott Heffernan, Executive Vice President, Exploration
  Susan Toews, General Counsel and Corporate Secretary

Executive Compensation Philosophy and Objectives

Equinox Gold was formed in December 2017 with the mission of building a company that will responsibly and safely produce more than one million ounces of gold annually. We believe scale and diversification is important in the gold mining business, bringing economies of scale, better access to capital and less overall risk. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company's portfolio and strategy.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-4

2025 Annual and Special Meeting of Shareholders

While delivering on its growth and scale objectives, Equinox Gold focuses on creating value for shareholders by:

  Delivering on operational targets (safety, costs, production, environmental and social responsibility);
  Maintaining a strong financial position;
  Achieving internal growth through exploration, project development and continuous improvement of existing operations; and
  Delivering on external growth through value-enhancing merger and acquisition opportunities.

Equinox Gold's executive compensation philosophy and objectives are designed to incentivize and reward management to deliver on demanding goals in the areas of focus that are likely to increase shareholder value.

Many of the executive team, including the NEOs, own shares in Equinox Gold that were purchased with their own personal finances and not through Company-awarded shares (although their personally acquired holdings have since been supplemented by Company-awarded shares). Insiders currently own approximately 6.2% of Equinox Gold's issued and outstanding shares. This is one of the highest levels of insider ownership in the Company's peer group, a distinction that is important to the Company and management as it demonstrates a higher-level of commitment and alignment with shareholder interests and supports the Company's culture of acting like owners.

The Equinox Gold Board reviews and approves the Company's compensation programs, as recommended by the CN Committee. The NEOs' compensation is reviewed on an annual basis. Before recommending any compensation to the Equinox Gold Board, the CN Committee reviews compensation paid to NEOs and other senior executives of companies in the mining industry of a similar size and stage of development and determines appropriate compensation that reflects the need of the Company to provide incentive and compensation for the time and effort expended by the NEOs, while considering the financial and other resources of the Company.

Targeted market position:

  Base salaries should be positioned at or below the median of the Company's peers and competitive market.
  Short-term incentive and long-term incentive awards should be positioned near the median of our peers and competitive market. NEOs can also earn higher actual total compensation if they achieve superior performance.

Equinox Gold's executive compensation program is designed to ensure that compensation reflects performance, is fair and reasonable, and is sufficient to attract and retain qualified and experienced executives, particularly as the Company grows and demands on management increase. This is done by considering:

  Internal and external comparisons;
  Management's long-term interests and the long-term interests of shareholders;
  Equinox Gold's financial and operating performance;
  Each executive's individual performance and contribution towards meeting corporate objectives; and
  Recommendations made by independent compensation consultants retained by the CN Committee, if deemed appropriate.

Share Price Performance and Performance Graph

The following graph shows the value of $100 invested in Equinox Gold's shares during the five most recently completed financial years (being the years ending December 31, 2019 to December 31, 2024) compared to similar investments in the S&P Global Gold Index and the S&P TSX Composite Index. The graph also depicts total annual compensation for our NEOs for each year from January 1, 2019 to December 31, 2024.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-5

2025 Annual and Special Meeting of Shareholders

	Dec 31, 2019 ($)	Dec 31, 2020 ($)	Dec 31, 2021 ($)	Dec 31, 2022 ($)	Dec 31, 2023 ($)	Dec 31, 2024 ($)
Total NEO Compensation	3.8	6.7M	7.4M	6.9M	10.2M	6.6M
Investment in EQX	100.00	134.95	87.71	42.59	63.46	65.52
Investment in S&P Global Gold Index	100.00	123.54	114.74	102.48	107.50	116.99
Investment in S&P TSX Composite Index	100.00	104.58	127.31	109.12	120.91	131.01

It is essential that management focus on delivering on objectives that create long-term value for shareholders rather than being distracted by short-term fluctuations in share price, and that our compensation plans reflect that focus. In its first seven years, the Company has grown from a single-asset developer to a multi-asset gold producer with eight operating gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects. The changes in NEO compensation shown in the performance graph above reflect this growth.

Our share price is significantly influenced by the price of gold, as illustrated in the graph below. The price of gold is largely determined by global demand and supply, which is driven by geopolitical and economic events. During the period December 31, 2019 through to December 31, 2024, the price of gold increased from $1,523.10 per ounce at December 31, 2019 to $2,610.85 on December 31, 2024.

	EQX Closing Price[1] ($)	Base ($)	S&P Global Gold Index[1] ($)	Base ($)	S&P TSX Composite Index[1] ($)	Base ($)
31/Dec/19	7.68	100.00	12.53	100.00	13,125.72	100.00

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-6

2025 Annual and Special Meeting of Shareholders

	EQX Closing Price[1] ($)	Base ($)	S&P Global Gold Index[1] ($)	Base ($)	S&P TSX Composite Index[1] ($)	Base ($)
31/Dec/20	10.37	134.95	15.48	123.54	13,727.06	104.58
31/Dec/21	6.74	87.71	14.38	114.74	16,710.90	127.31
31/Dec/22	3.27	42.59	12.84	102.48	14,322.92	109.12
31/Dec/23	4.88	63.46	13.47	107.50	15,870.03	120.91
31/Dec/24	5.03	65.52	14.66	116.99	17,196.06	131.01

Notes:

1. Reflects the closing price as quoted on the TSX converted to US dollars at the exchange rate for each period, as quoted by S&P Global Market Intelligence.

	Dec 31, 2020	Dec 31, 2021	Dec 31, 2022	Dec 31, 2023	Dec 31, 2024
EQX Share Price[1] ($/share)	10.37	6.74	3.27	4.88	5.03
Gold Price ($/oz)	1,891.10	1,820.10	1,812.35	2,062.40	2,610.85

Notes:

1. Reflects Equinox Gold's share price as quoted on the TSX converted to US dollars at the exchange rate for each period, as quoted by S&P Global Market Intelligence.

Trading Restrictions

Equinox Gold encourages all Company Personnel to become Equinox Gold Shareholders on a long-term investment basis. Due to their relationship with Equinox Gold, Company Personnel may, from time to time, be aware of Inside Information.

The Company has adopted an Insider Trading and Use of Inside Information Policy that places restrictions on Company Personnel from trading our securities if they are aware of Inside Information, or during blackout periods when it is possible Company Personnel may become aware of Inside Information. This policy describes Equinox Gold's expectations and requirements for Company Personnel relating to trading of the Company's securities and is intended to help Company Personnel ensure that any purchase or sale of securities occurs without actual or perceived violation of applicable laws. In particular, the policy requires Company Personnel to keep Inside Information about the Company confidential and prohibits trading on Inside Information as well as prohibiting certain types of trading, such as hedging. A copy of the Insider Trading and Use of Inside Information Policy is available on the Company's website.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-7

2025 Annual and Special Meeting of Shareholders

NEO Share Ownership

The Company has a Share Ownership Policy that requires certain executives to own minimum values of Equinox Gold Shares, as follows:

  President and CEO - investment value equal to three times current annual base salary
  CFO and COO - investment value equal to one times current annual base salary

The applicable level of share ownership is required to be achieved within five years from the later of the adoption of the policy or the date the executive is appointed to their position. Only Equinox Gold Shares can be used in the share ownership calculation and are valued, as follows:

  The number of Equinox Gold Shares beneficially owned as at the date of adoption of the Share Ownership Policy multiplied by the closing price of the Company's shares on the TSX on the date of adoption; plus
  For Equinox Gold Shares acquired after the date of adoption, the acquisition cost of such shares.

The table below shows the ownership levels of the NEOs as at December 31, 2024:

NEO	Base Salary ($)	Ownership Requirement ($)	Ownership Value ($)	Meets Requirement (Yes/No)
Greg Smith, CEO and President	575,035	1,725,104	2,263,163	Yes
Peter Hardie, CFO	409,040	409,040	1,111,256	Yes
Doug Reddy, COO	501,321	501,321	1,431,191	Yes
Scott Heffernan, EVP Exploration	342,907	n/a	n/a	n/a
Susan Toews, General Counsel and Corporate Secretary	308,623	n/a	n/a	n/a

Compensation Risk Management

The Equinox Gold Board and the CN Committee carefully consider potential risks when designing compensation programs, setting objectives, setting salaries and making incentive awards.

Our compensation program design and Equinox Gold Board oversight provide several controls that mitigate compensation risks, including the following:

  Balanced compensation mix: Our executive compensation packages are designed to balance fixed and variable compensation as well as short- and long-term incentives. This mix rewards both short- and long-term performance while providing fixed-base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value. Base salaries are intended to be market competitive to reduce over-reliance on variable (at risk) compensation.
  Appropriate balance of metrics and weightings: The objectives of our short-term incentive program balance growth, safety, operating, financial and share price performance and are approved by the CN Committee. They provide a balanced focus on our short-term requirements without sacrificing the long-term growth required to sustain our business.
MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-8

2025 Annual and Special Meeting of Shareholders
  Capping of maximum payouts: The short-term incentive program is capped at 200% of target to limit windfall payouts. The Equinox Gold RSU Plan caps pRSU at a maximum of 300% of the number granted (pRSU granted to NEOs to the date of this Circular are capped at a maximum of 200% of the number granted).
  Mix of short- and long-term incentives: Incentive awards include a mix of annual and long-term awards that vest over time, from one to three years from the date of grant.
  Share ownership guideline: Certain NEOs are expected to hold a minimum number of shares to encourage them to consider long-term performance and multi-year goals in decision-making. See above for the guideline and current NEO share ownership levels.
  Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded with current cash or by the issuance of shares within limits approved by shareholders and as detailed in the Option Plan and the Equinox Gold RSU Plan. See page H-21 onwards for a summary of each plan.
  Equinox Gold Board discretion: Both the short- and long-term incentive programs may be changed or suspended at any time by the Equinox Gold Board.
  Control features / plan governance: Annual goals and metrics as well as final award payout levels and cash incentives are reviewed by the CN Committee and approved by the Equinox Gold Board. The year-end compensation review process allows the CN Committee and the Equinox Gold Board to consider factors not included in the Company's performance when determining short-term and long-term incentives. These additional factors include value-enhancing additional key results and achievements and the share price performance shareholders experienced during the year. Taking such additional factors into account, the CN Committee and the Equinox Gold Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with the Company's performance and shareholder returns.
  Time horizon of payments or realization of value:

- Short-term incentive awards: made in the first quarter following the performance year

- RSU: vest over three years (awards before 2022 vest over two years)

- pRSU: vest at the end of three years, subject to performance criteria

  Restrictions on trading: Under the Company's Insider Trading and Use of Inside Information Policy, executives are prohibited from certain trading activities in the Company's securities, including speculating, short selling, buying or selling Equinox Gold Options, or hedging. See "Trading Restrictions" on page H-7 for more information.
  "Clawback" provision: Equinox Gold has an Executive Compensation Recovery Policy that applies to all officers of the Company. The policy provides for the recovery of short- and long-term incentive awards if an NEO is determined to be responsible for fraud, misconduct or negligence that results in Equinox Gold having to materially restate previously issued financial, technical or operational results; or if an NEO has engaged in fraud, theft, embezzlement, serious misconduct (including conduct that would qualify as cause for termination of employment at common law) or negligence, regardless if there was a material restatement.
  Executive compensation consultants: When a significant change in the design of an executive compensation program(s) is contemplated, the CN Committee engages independent executive compensation consultants to review the executive compensation policies and practices, and to propose changes to identified areas of risk.

Compensation Governance

CN Committee

The CN Committee assists the Equinox Gold Board in fulfilling its responsibilities relating to human resources and compensation issues in addition to its other duties with respect to director nominations and corporate governance. The CN Committee meets at least four times yearly and holds in-camera sessions, without the presence of management, as needed.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-9

2025 Annual and Special Meeting of Shareholders

The CN Committee's duties and responsibilities include:

  Periodically (not less than annually) reviewing and making recommendations to the Equinox Gold Board with respect to the Company's overall compensation and benefits philosophies and programs for senior executive officers, including base salaries, bonus and incentive plans, deferred compensation and retirement plans, share-based plans, other benefits and perquisites, and employment and change of control agreements.
  Annually reviewing and making recommendations to the Equinox Gold Board with respect to the compensation for the CEO and other senior executive officers of the Company including base salaries, bonuses and other performance incentives and stock-based grants, and other benefits and perquisites.
  Annually reviewing the Statement of Executive Compensation included in the management information circular and other compensation disclosure documents, and otherwise reviewing all executive compensation disclosure before it is publicly disclosed.
  Annually reviewing and recommending to the Equinox Gold Board the compensation of the Directors, including annual Equinox Gold Board and committee retainers, share-based grants and other benefits conferred upon the Equinox Gold Board.
  Reviewing and reporting to the Equinox Gold Board on potential risks arising from the Company's compensation policies and practices.
  Reviewing corporate goals and objectives relevant to the CEO and other senior executive officers, evaluating the performance of the CEO and other senior executive officers generally and in light of annual corporate goals and objectives under any incentive compensation plan, and making compensation recommendations accordingly.

The CN Committee consults with management on executive compensation to:

  Review the overall compensation philosophy, strategy and policies for senior executive officers.
  Administer the Company's restricted share unit plan and stock option plan and determine when they will be used as compensation for senior executive officers.
  Review annual incentive plan and long-term incentive plan awards.
  Review special compensation, recruiting, and retention programs, as and when needed.
  Set performance goals with the CEO and review the performance of the CEO annually.

Succession Planning

The Company undertakes succession planning for the CEO, other NEOs and other critical roles. Succession planning comprises having an emergency replacement plan to ensure there are qualified individuals identified who could assume the position in an emergency for a period of up to six months or until a replacement can be found. The second aspect of succession planning is to identify potential successors to fill the position on a long-term basis. Emergency replacements are reviewed annually and long-term successors every two years.

The Company evaluates candidates against the skills and experience required for the position and assesses the timeframe required to be ready to assume the role.

Composition of the CN Committee and Activities During 2024

The CN Committee is currently composed of three independent directors who possess the relevant knowledge and experience to serve on the CN Committee and ensure adherence to its charter. See "Committees of the Board" starting on page I-7 for details of the current members of the CN Committee and an overview of the CN Committee's key activities in 2024.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-10

2025 Annual and Special Meeting of Shareholders

Management Role in Compensation Decision Making

Members of management are invited to participate in CN Committee meetings at the discretion of the CN Committee. Management acts in an advisory and informational capacity only. The CN Committee maintains strict independence from management. The Equinox Gold Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision Making
VP Human Resources	Regularly presents information to the CN Committee to assist in decision making and communicates management's experiences of the effectiveness of compensation programs to attract, retain and reward qualified personnel to oversee our operations.
CEO	Makes recommendations with respect to performance metrics, performance results and, with respect to other executive compensation, final award levels for the annual incentive program and long-term incentive plan for CN Committee and Equinox Gold Board consideration.
Management team	Oversees day-to-day compensation matters in each office and subsidiary, within the approved operating budgets and within the parameters of our compensation philosophy.

Use of Compensation Consultants

Since 2017, the CN Committee has engaged the services of Lane Caputo as its compensation consultant to assist management and the CN Committee in determining appropriate compensation for our NEOs and appropriate director fees for the Equinox Gold Board. The CN Committee approves any retainer of Lane Caputo or other compensation consultants and provides notice of such retainer to the Equinox Gold Board.

Lane Caputo assists Equinox Gold by providing information on appropriate peers for benchmarking, the executive compensation packages and practices of both peer companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.

Name of Consultant	Executive Compensation-related Fees ($)		All Other Fees ($)
	2024	2023	2024	2023
Lane Caputo	43,268	40,290	-	-

Benchmarking

It is the Company's intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers to ensure its executive officers are appropriately rewarded, motivated and retained. To assess the competitiveness of Equinox Gold's executive compensation packages and practices, the CN Committee compares the Company to a peer group of similar companies in the gold mining industry.

The peer group has been developed using the following criteria:

  Companies that operate in the same labour, industry, and capital markets;
  Companies that are similar in size with respect to the number of operations and annual production; and
  Companies with multiple operating locations in different jurisdictions.
MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-11

2025 Annual and Special Meeting of Shareholders

2024 Peer Group Companies

Alamos Gold Inc.	B2Gold Corp.	Centerra Gold Inc.
Coeur Mining Inc.	Dundee Precious Metals Corp.	Eldorado Gold Corp.
Evolution Mining Ltd.	Fortuna Mining Corp.	Hecla Mining Co.
IAMGOLD Corp.	New Gold Inc.	OceanaGold Corp.
SSR Mining Inc.

The CN Committee considered peer group compensation for comparable roles in reviewing and recommending executive compensation for 2024.

Components of NEO Compensation

Compensation of NEOs for the year ended December 31, 2024 included base salary, Performance Bonus(es), LTI, comprised of RSU and pRSU, and other compensation such as group health benefits. Equinox Gold believes that each of these components of compensation fit into Equinox Gold's overall compensation objectives to attract and retain talented executives, reward individual and corporate performance and align executive compensation with shareholders' interests. Overall total compensation for the NEOs is positioned slightly below the 25th percentile for the Company's peer group.

What We Pay	Why We Pay It	How It Works	Actual Market Position
Base Salary	Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives.	Paid semi-monthly. Set in the first quarter of each year for the 12-month period of January to December.	Ranging from below 25th percentile to above 75th percentile.
Performance Bonus	Focuses and rewards NEOs on achieving the annual operating plan, budget and short-term objectives.

Performance Bonuses are paid at the discretion of the Equinox Gold Board based on targets set as a percentage of base salary and determined against corporate and individual performance.

Performance Bonuses can range from 0% to 200% of target and are paid in the first quarter following the performance year.

Ranging from above 25th percentile to above 75th percentile.
Long-term Incentives	Focuses executives on creating long-term shareholder value and aligns management's interests with those of shareholders.

LTI awards are made at the discretion of the Equinox Gold Board based on targets set as a percentage of base salary. Awards are granted as a combination of RSU and pRSU.

Time-based RSU granted in 2022 onwards are subject to a three-year vesting restriction. pRSU have always been subject to a three-year vesting restriction.

Below 25th percentile.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-12

2025 Annual and Special Meeting of Shareholders

What We Pay	Why We Pay It	How It Works	Actual Market Position
Employee Share Purchase Plan	Assists in attracting and retaining executives and aligns management's interests with those of shareholders.

Eligible employees can choose to contribute between 1% and 5% of their eligible earnings to purchase Equinox Gold Shares.

Equinox Gold will match 100% of an employee's contributions, up to specified annual maximum amounts.

Participation in the plan is voluntary.

Benchmarks not available.
Benefits	Assists in attracting and retaining executives. Provides a better level of benefit than could be bought individually.	Extended health, dental, life, disability, and accidental death and dismemberment insurance. A healthcare spending account is also provided.	Benchmarks not available.

Base Salary

Base salaries are determined after considering the stage of development of the Company, the NEO's responsibilities, peer group benchmarks, the Company's financial capacity and an assessment by the CN Committee and the Equinox Gold Board.

Changes to base salaries for 2025 are shown below:

NEO	Base Salary 2024 ($)	Base Salary 2025 ($)
Greg Smith, CEO and President	575,035	598,053
Peter Hardie, CFO	409,040	425,382
Doug Reddy, COO	501,321	511,335
Scott Heffernan, EVP Exploration	342,907	356,606
Susan Toews, General Counsel and Corporate Secretary	308,623	339,499

Performance Bonuses

Performance Bonuses are a short-term variable component of compensation. NEOs can earn a Performance Bonus based on individual and corporate performance that maximizes the operating and financial success of the Company. Performance Bonuses are paid at the discretion of the Equinox Gold Board. Target bonus amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary.

Actual Performance Bonuses for NEOs are determined based on several factors, including the Corporate Performance and the individual NEO against corporate and individual performance goals, with the relative weighting between corporate and personal accomplishments reflecting the NEO's position and ability to directly impact corporate performance (weightings for each NEO are shown in the following table).

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-13

2025 Annual and Special Meeting of Shareholders

NEO	Corporate Performance Weighting	Personal Performance Weighting
Greg Smith, CEO and President	100%	0%
Peter Hardie, CFO	75%	25%
Doug Reddy, COO	75%	25%
Scott Heffernan, EVP Exploration	75%	25%
Susan Toews, General Counsel and Corporate Secretary	75%	25%

In the first quarter of each year, on the recommendation of the CN Committee, the Equinox Gold Board approves the Corporate Performance objectives. The Equinox Gold Board also approves a weighting for each factor in the Corporate Performance objectives, expressed as a percentage amount, with the total target Corporate Performance rating equal to 100%. In January of the following year, the CN Committee reviews performance against the Corporate Performance objectives, as well as considering other relevant events and circumstances, to establish an overall Corporate Performance rating. In general, if the performance factor is met then it is scored at the full weighting. If the performance factor is not met or if it is exceeded, the CN Committee has the discretion to score the factor at less than or more than full weighting. The Corporate Performance rating is the sum of all these scores and can therefore be more or less than 100%. In addition, the CN Committee has discretion to adjust the result yielded by the Company's objectives if appropriate. The CN Committee recommends the Corporate Performance rating to the Equinox Gold Board for approval. A summary of the Company's performance against its 2024 objectives, including the weighting and score for each performance factor, is set out below under the heading "Corporate Performance for 2024". Individual objectives for NEOs are also determined annually. At the end of the year, each NEO's individual performance is reviewed against these objectives, as well as other relevant events and circumstances, to determine a personal performance rating. The Company's 2025 objectives are set out below under the heading "Corporate Objectives for 2025".

Once proposed Performance Bonuses have been calculated based on Corporate Performance and the NEO's individual performance, the CN Committee reviews the total direct compensation of the NEOs and other executives considering other relevant factors, including peer group benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is appropriate. If so, the CN Committee gives directions to enable management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. In general, Performance Bonuses cannot exceed 200% of target. The CN Committee provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the CN Committee. The CN Committee then recommends the NEO's compensation to the Equinox Gold Board for approval.

Corporate Performance for 2024

Category	Weight	Target Objective	Result	Assessment
Environment, Social and Governance	3%	3.00 TRIFR per million hours worked[1]	0%	Trailing 12-month TRIFR of 2.09, but result reduced to zero due to the fatality at Fazenda.
	3%	1.26 SEIFR per million hours worked[1]	6%	Trailing 12-month SEIFR of 0.20.
	2%	ESG Reporting and Assessment: a) ESG Report b) Water Stewardship Report	3%

a) ESG report submitted with additional indicators by May 2024

b) Achieved Level A for 95% of all TSM protocols (excl. Tailings Management).

c) Achieved Level A for 85% of TSM Tailings Management protocol.

d) Water Stewardship Plan in place.

Development	18%	Greenstone mine commercial production	0%	Commercial production achieved November 2024, which missed the August 2024 target.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-14

2025 Annual and Special Meeting of Shareholders

Category	Weight	Target Objective	Result	Assessment
Operations	19.5%	Gold production	0%	Production of 621,893 ounces of gold, was within revised guidance, but below original guidance.
	19.5%	Cash costs	0%	Exceeded upper end of guidance.
Exploration / Mineral Resource and Reserve	7.5%	Reserve replacement through exploration	15%	Reserve replacement was 673,000 ounces of gold, which equates to target plus 159%.
	2.5%	Resource growth through exploration	4.14%	Resource growth was 961,000 ounces of gold, which equates to target plus 41%.
Continuous Improvement	5%	Financial benefits in cost reduction and cash flow generation	10%	Actual benefits of $65 million, which equates to target plus 50%.
Corporate	20%	Implement identified strategic objectives	40%	Exceeded several of the corporate objectives identified, including acquisition of remaining 40% of Greenstone and liquidity targets.
Total	100%		78.14%

Notes:

1. TRIFR = total recordable injury frequency rate. SEIFR = significant environmental incident frequency rate. TSM = the Mining Association of Canada's Towards Sustainable Mining protocols.

Corporate Objectives for 2025

Category	Weight	Target Measure
ESG	5%	TRIFR of 2.85 million hours worked[1]
	3%	SEIFR of 1.20 million hours worked[1]
	2%	RGMP external assurance of two sites[2]
Development	15%	Advance Castle Mountain engineering to plan, advance Aurizona underground development, Mesquite and RDM capital stripping, progress responsible Los Filos closure or advance engineering for CIL plant.
Operations	20%	Achieve gold production guidance
	10%	Achieve cash costs guidance
	10%	Achieve gross cash operating costs
Exploration / Mineral Resource and Reserve	7.5%	Reserve replacement
	2.5%	Resource growth
Continuous Improvement	5%	Financial benefits in cost reduction and cash flow generation
Corporate	20%	Implement identified strategic objectives

Notes:

1. TRIFR = total recordable injury frequency rate. SEIFR = significant environmental incident frequency rate. TSM = the Mining Association of Canada's Towards Sustainable Mining protocols.

2. RGMP = the World Gold Council's Responsible Gold Mining Principles.

Performance Bonus Targets, Awards Percentages and Actual Awards

Short-term incentive awards are granted based on the Company's performance against corporate and individual objectives, both of which are tied to our core strategy. Short-term incentives are calculated as a percentage of base salary and approved by the Equinox Gold Board as recommended by the CN Committee. The bonus ranges were structured around a target bonus opportunity for each NEO in 2024, as follows:

NEO	Target Award (as a % of base salary)	Actual Award ($)	Actual Award (as a % of base salary)
Greg Smith, CEO and President	115%	516,732	90%
Peter Hardie, CFO	90%	382,476	94%

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-14

2025 Annual and Special Meeting of Shareholders

NEO	Target Award (as a % of base salary)	Actual Award ($)	Actual Award (as a % of base salary)
Doug Reddy, COO	90%	382,476	76%
Scott Heffernan, EVP Exploration	80%	256,782	75%
Susan Toews, General Counsel and Corporate Secretary	80%	237,282	77%

Long-term Incentive Awards

NEOs may also be granted RSU and pRSU as long-term incentives. We believe the mix of these incentive formats provides the best vehicle to attract and retain employees. Through these incentive alternatives, employees are given an opportunity to participate in our future success and are aligned with the interests of our shareholders. The LTI Plan provides guidelines to the Equinox Gold Board regarding the grant of RSU and pRSU, which are limited to key management positions that have responsibility for influencing our policies and strategy, and the Company's long-term performance. The LTI can be amended or suspended at any time at the Equinox Gold Board's discretion. The Equinox Gold Board can also amend award targets, change performance metrics and revise the mix of award vehicles.

The Company has developed guidelines for calculating incentive target awards for eligible employees based on their position and potential for long-term contribution to our success. Targets are based on an employee's base salary and are dependent on the employee's responsibilities and contribution to our long-term performance.

The formula for the LTI calculation is as follows:

Base Salary x LTI Target % = LTI Target Amount

The LTI Target Amount is then allocated equally between RSU and pRSU.

LTI target percentages and target amounts are detailed in the following table:

NEO	Base Salary ($)	LTI Target (%)	LTI Target Amount ($)
Greg Smith, CEO and President	575,035	235%	1,351,332
Peter Hardie, CFO	409,040	130%	531,752
Doug Reddy, COO	501,321	100%	501,321
Scott Heffernan, EVP Exploration	342,907	90%	308,616
Susan Toews, General Counsel and Corporate Secretary	308,623	90%	277,761

Stock Options

In 2020 the Company determined that it would no longer grant Equinox Gold Options and subsequently did not seek renewal of its Option Plan, with the effect that the Company is no longer able to grant additional Equinox Gold Options under its Option Plan. Instead, the Company grants a mix of RSU and pRSU. Equinox Gold Options previously granted will remain valid until they expire.

RSU and pRSU

The Equinox Gold Board considers that RSU and pRSU are an appropriate way to attract and retain NEOs, as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods. The CN Committee recommends RSU and pRSU awards to the Equinox Gold Board after considering input from management.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-15

2025 Annual and Special Meeting of Shareholders

Since 2022, RSU grants vest 33% one year after the grant date, 33% two years after the grant date and the remaining 34% will vest three years after grant. Grants made before 2022 vest 50% one year after the grant date and 50% two years after the grant date. The Company's CEO is required to hold shares issued on vesting of restricted share units for 12 months (CEO Hold Period). Other than the CEO Hold Period, there is no pre-determined hold period that requires a holder to hold the shares after an RSU has vested.

All pRSU are scheduled to vest three years from the grant date. The number of pRSU that vest will depend on Equinox Gold's performance against the performance criteria described in the pRSU grant notice and can range from 0% to 200% of the number granted, although the Equinox Gold Board has discretion to amend the range from 0% to 300% under the Equinox Gold RSU Plan. It has been the Company's practice in past grants to assign performance criteria comparing the Company's TSR to the S&P Global Gold Index.

RSU and pRSU Awards for 2024 Performance

The CN Committee believes a mix of equity-based awards best rewards corporate and individual performance while aligning the interests of NEOs with those of shareholders. RSU (either time-based or performance-based) reward the NEOs' success in achieving comparatively better share price performance relative to the wider gold mining industry.

RSU granted to NEOs in 2025 for 2024 performance will vest in three tranches, as described above. pRSU granted to NEOs in 2025 for 2024 performance will vest three years from grant, and the number of pRSU that vest will be based on an assessment of the Company's TSR over the three-year period starting January 1, 2024, compared to the S&P Global Gold Index. The calculation for vesting pRSU will be as follows:

Performance Level	TSR Percentile Ranking vs. S&P Global Gold Index	Performance Multiplier[1]
Maximum	75th percentile or above	2.0
Target	60th percentile	1.0
Minimum	30th percentile or below	0.3
	Below 30th percentile	0

Notes:

1. Payment for actual TSR performance in between performance levels is determined on a straight-line basis. The TSR measurement period starts January 1. Any payout is capped at target if the overall TSR is negative, irrespective of performance compared to the index.

Total Compensation at Target

The following table shows the total compensation for each NEO for 2024, calculated by adding the base salary, the target Performance Bonus and the LTI target amount.

NEO	Total Compensation at Target ($)
Greg Smith, CEO and President	2,587,656
Peter Hardie, CFO	1,308,929
Doug Reddy, COO	1,453,832
Scott Heffernan, EVP Exploration	925,848
Susan Toews, General Counsel and Corporate Secretary	833,282

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-16

2025 Annual and Special Meeting of Shareholders

Summary Compensation Table

The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2024, 2023 and 2022.

Except as noted below, compensation is paid to the NEOs in Canadian dollars. For purposes of this disclosure, Equinox Gold has elected to report the amounts paid to NEOs in US dollars as this is the currency that the Company uses for its financial statements.

NEO	Year[1]	Salary	Share- based Awards[2]	Option- based Awards	Non-equity Incentive Plan Compensation ($)		All other compensation[3]	Total Compensation ($)
		($)	($)	($)	Performance Bonus ($)	Long-term Incentive Plans ($)	($)
Greg Smith CEO and President	2024	575,035	1,194,405	-	516,732	-	13,908	2,300,080
	2023	626,141	1,815,596	-	720,062	-	6,753	3,168,551
	2022	581,859	1,325,922	-	353,261	-	27,155	2,288,197
Peter Hardie CFO	2024	409,040	507,689	-	382,476	-	13,908	1,313,113
	2023	428,205	1,142,541	-	441,129	-	15,144	2,027,019
	2022	398,029	633,800	-	302,502	-	13,908	1,348,238
Doug Reddy COO	2024	501,321	442,669	-	382,476	-	13,864	1,340,330
	2023	537,774	1,125,618	-	538,446	-	15,144	2,216,982
	2022	504,574	612,138	-	403,028	-	30,638	1,550,378
Scott Heffernan EVP Exploration	2024	342,907	272,549	-	256,782	-	13,597	885,834
	2023	358,995	700,676	-	348,943	-	14,958	1,423,572
	2022	333,599	359,421	-	266,879	-	21,318	981,217
Susan Toews, General Counsel and Corporate Secretary	2024	308,623	244,938	-	237,282	-	13,908	804,750
	2023	315,531	665,494	-	287,133	-	15,144	1,283,303
	2022	293,257	316,098	-	196,966	-	22,451	828,772

Notes:

1. Performance year to which the grant relates.

2. Awards reported valued using the following data:

Compensation Year	Grant Date	Option or Share Based Award	Closing Price at Grant (C$)	Exchange Rate	Award Value (US$)
2024	21-Jan-25	Share	8.34	0.698	5.82
2023	6-Feb-24	Share	6.01	0.741	4.45
2023	24-Apr-23	Share	6.88	0.738	5.08
2022	12-Jan-23	Share	5.37	0.747	4.01
2022	1-Sep-22	Share	4.32	0.759	3.28

Notes:

3. All other compensation comprises of taxable group benefits, parking benefits and Company contributions to an employee share purchase plan.

4. The Company granted alignment and retention performance-based units in April 2023.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-17

2025 Annual and Special Meeting of Shareholders

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2024.

NEO	Grant Date	Option-based Awards[1]				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the- money Options (US$)[2]	Number of Unvested (#)		Market Value of Unvested (US$)[3]
						RSU	pRSU[5]	RSU	pRSU
Greg Smith, President and CEO[4]	6-Feb-24	-	-	-	-	89,800	89,800	452,122	452,122
	24-Apr-23	-	-	-	-	-	200,000	-	1,006,954
	12-Jan-23	-	-	-	-	82,933	124,400	417,549	626,325
	1-Sep-22	-	-	-	-	33,333	-	167,824	-
	16-May-22	-	-	-	-	12,467	-	62,768	-
	15-May-20	16,500	11.80	15-May-25	-	-	-	-	-
Peter Hardie, CFO	6-Feb-24	-	-	-	-	57,000	57,000	286,982	286,982
	24-Apr-23	-	-	-	-	-	125,000	-	629,346
	12-Jan-23	-	-	-	-	52,667	79,000	265,166	397,747
	15-May-20	14,500	11.80	15-May-25	-	-	-	-	-
Doug Reddy, COO[5]	6-Feb-24	-	-	-	-	55,100	55,100	277,416	277,416
	24-Apr-23	-	-	-	-	-	125,000	-	629,346
	12-Jan-23	-	-	-	-	25,434	76,300	128,054	384,153
	16-May-22	-	-	-	-	12,134	-	61,092	-
	15-May-20	14,500	11.80	15-May-25	-	-	-	-	-
	11-Jul-16	26,480	1.89	11-Jul-26	91,232	-	-	-	-
Scott Heffernan, EVP Exploration	6-Feb-24	-	-	-	-	49,600	16,500	249,725	83,074
	24-Apr-23	-	-	-	-	-	80,000	-	402,782
	12-Jan-23	-	-	-	-	22,400	22,400	112,779	112,779
	20-Jan-22	-	-	-	-	7,000	-	35,243	-
	15-May-20	8,700	11.80	15-May-25	-	-	-	-	-
	28-Jan-19	-	-	-	-	-	11,900	-	59,914
Susan Toews, General Counsel and Corporate Secretary	6-Feb-24	-	-	-	-	29,100	29,100	146,512	146,512
	24-Apr-23	-	-	-	-	-	80,000	-	402,782
	12-Jan-23	-	-	-	-	26,267	39,400	132,248	198,370
	20-Jan-22	-	-	-	-	6,167	-	31,049	-
	15-May-20	9,000	11.80	15-May-25	-	-	-	-	-
	28-Jan-19	-	-	-	-	-	8,663	-	42,245

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-18

2025 Annual and Special Meeting of Shareholders

Notes:

1. Unless noted otherwise, Equinox Gold Options and share based awards granted for performance in the prior year e.g. Equinox Gold Options granted in 2020 were for 2019 performance.

2. Calculated using the closing price of Equinox Gold Shares on the TSX on December 31, 2024 of C$7.24 and subtracting the exercise price of in-the-money Equinox Gold Options. The amount is then converted at an exchange rate of US$1.00 = C$1.44, as quoted by S&P Global Market Intelligence on December 31, 2024. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold Shares on the date of exercise.

3. Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold Shares on the TSX on December 31, 2024 of C$7.24. The amount is then converted at an exchange rate of US$1.00 = C$1.44 as quoted by S&P Global Market Intelligence on December 31, 2024. The actual value realized will depend on the price of the Equinox Gold Shares on the date of vesting and the achieved performance when applicable.

4. Mr. Smith was appointed CEO of the Company effective September 1, 2022 and received a grant of 100,000 RSU on appointment.

5. Mr. Reddy was Senior Vice President Technical Services of Leagold before his appointment as Executive Vice President Technical Services of the Company in March 2020 (Mr. Reddy was appointed to his current position of COO on September 1, 2020). Equinox Gold Options and share based compensation granted to Mr. Reddy before March 10, 2020 were granted by Leagold and adjusted in accordance with the plan of arrangement for the Leagold acquisition.

6. The Company granted alignment and retention performance based units in April 2023.

7. The January 2022 pRSU grant was cancelled as it did not meet the performance criteria for vesting.

Value Vested or Earned During the Year Ended December 31, 2024

NEO	Option-based Awards Value Vested During the Year[1] ($)	Share-based Awards - Value Vested During the Year[2] ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year[3] ($)
Greg Smith	-	410,599	516,732
Peter Hardie	-	166,691	382,476
Doug Reddy	-	161,378	382,476
Scott Heffernan	-	126,749	256,782
Susan Toews	-	82,918	237,282

Notes:

1. Calculated using the closing price of Equinox Gold Shares on the TSX on the relevant vesting date converted into US dollars at US$1=C$1.44 as quoted by S&P Global Market Intelligence on December 31, 2024.

2. Calculated using the market value, as defined by the respective plans, of Equinox Gold Shares, then converting the Canadian dollars into US dollars at US$1=C$1.44 as quoted by S&P Global Market Intelligence on December 31, 2024.

3. Amounts shown represent performance-based cash bonus awarded for 2024 performance and were paid on January 31, 2025.

Options Exercised during the Year Ended December 31, 2024

No Equinox Gold Options were exercised by the NEOs during the year ended December 31, 2024.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year of December 31, 2024.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-20

2025 Annual and Special Meeting of Shareholders

	Number of securities to be issued upon exercise of outstanding options, and rights[1,2]	Weighted-average exercise price of outstanding options, and rights (C$)[3]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[4,5]
	(a)	(b)	(c)
Equity compensation plans approved by Equinox Gold Shareholders	7,738,331	6.21	4,661,669
Equity compensation plans not approved by Equinox Gold Shareholders	-	-	-
Total	7,738,331	6.21	4,661,669

Notes:

1. Represents the aggregate number of Equinox Gold Shares reserved for issuance on: exercise of outstanding Equinox Gold Options (446,322 Equinox Gold Shares); on the vesting of outstanding time-based RSU (2,548,839 Equinox Gold Shares); and performance-based pRSU assuming maximum performance (4,743,170 Equinox Gold Shares).

2. The Company assumed Leagold Plan as part of the Company's acquisition of Leagold effective March 10, 2020, and Premier's stock option plan (Premier Plan) as part of the Company's acquisition of Premier, effective April 7, 2021. The total number of Equinox Gold Options outstanding as of December 31, 2024 (446,322) includes 33,100 Equinox Gold Options outstanding under the Leagold Plan and 290,492 Equinox Gold Options outstanding under the Premier Plan.

3. The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Equinox Gold Options outstanding under the Option Plan, the Leagold Plan, and the Premier Plan. There is no exercise price associated with the RSU or pRSU outstanding under the Equinox Gold RSU Plan.

4. Amount represents the aggregate number of Equinox Gold Shares remaining available for future issuance under the Equinox Gold RSU Plan as of December 31, 2024, after excluding the number of Equinox Gold Shares issuable upon the vesting of outstanding RSU and pRSU that can be satisfied in shares, assuming maximum performance (being 6,628,409). In 2020, the Company determined that it would no longer issue Equinox Gold Options and subsequently did not seek renewal of the Option Plan, with the effect that the Company is no longer able to grant additional Equinox Gold Options under the Option Plan. No further Equinox Gold Options may be granted under the Leagold Plan or the Premier Plan.

5. Subject to the policies of the TSX, the maximum number of Equinox Gold Shares that may be issued under the Plan is 12,400,000 representing approximately 2.72% of the Company's issued and outstanding Equinox Gold Shares as of December 31, 2024.

Option-based Awards

Equinox Gold Shareholders adopted the Option Plan on July 26, 2018, which was subsequently amended and restated on May 1, 2019 at a meeting of shareholders. In connection with the Company's graduation to the TSX, the Equinox Gold Board amended the Option Plan, with such amendments effective on October 30, 2019. The amendments to the Option Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. In 2020, the Company determined it would no longer grant Equinox Gold Options. Since the Company has not sought renewal of the Option Plan from shareholders, it cannot issue additional Equinox Gold Options under the Option Plan.

The following is a summary of certain material terms of the Option Plan. All outstanding Equinox Gold Options under the Option Plan are governed by such terms. A copy of the Option Plan is available on SEDAR+ and EDGAR.

  Eligibility:  Officers, directors, consultants, and employees of the Company and its affiliates are eligible for grants under the Option Plan, as determined by the Equinox Gold Board. However, in 2020 it was determined the Company would no longer issue Equinox Gold Options.
  Exercise Price: The exercise price of each Option granted must not be less than the closing market price of the Equinox Gold shares on the trading day before the Option is granted.
  Expiry: The Equinox Gold Board sets the term of an Option at the time a grant is made under the Option Plan, subject to a limit of ten years from the date of grant. The term of an Option may be extended by up to ten Business Days if the Option expires during a Blackout Period (as defined below) imposed by the Company.
  Vesting: The Equinox Gold Board sets the time period in which the Equinox Gold Options will vest.
  Exercise of Equinox Gold Options: Equinox Gold Options may be exercised by providing written notice to the Company and by payment of the exercise price in Canadian funds.
MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-21

2025 Annual and Special Meeting of Shareholders
  Transferability: Equinox Gold Options granted under the Option Plan cannot be transferred or assigned by an option holder (Optionee) other than by will or the laws of descent and distribution.
  Outstanding Equinox Gold Options: As of the Record Date, there were 446,322 Equinox Gold Options outstanding, representing approximately 0.41% of the Equinox Gold shares outstanding. As the Company has not sought renewal of the Option Plan from shareholders, it cannot issue additional Equinox Gold Options.
  Acceleration on Change of Control: Upon a change of control, all Equinox Gold Options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such Equinox Gold Options may have otherwise been subject.
  Plan Amendments: The Equinox Gold Board has authority over administration of the Option Plan and can make amendments of a "housekeeping" nature.
  Regulatory and Shareholder Approval: The Equinox Gold Board can make other amendments to the Option Plan, subject to shareholder and Regulatory Approval, including:
    Amending non-executive director participation limits.
    Reducing the exercise price of Equinox Gold Options granted to any Optionee.
    Cancelling and reissuing Equinox Gold Options or substituting Equinox Gold Options with other awards or cash.
    Modifying the provisions limiting the participation of insiders.
    Extending the term of the Equinox Gold Options granted to any Optionee, subject to certain exceptions.
    Increasing the maximum number of Equinox Gold shares issuable under the Option Plan to exceed 10% of the issued Equinox Gold Shares outstanding at the time of grant, determined in accordance with the Option Plan.
    Modifying the provisions to allow for the transfer or assignment of Equinox Gold Options granted other than in the event of death and/or disability.
    Changing the class of participants eligible to participate under the Option Plan.

Share-based Awards

Equinox Gold Shareholders adopted the Equinox Gold RSU Plan on July 26, 2018, which was subsequently amended and restated on May 1, 2019, at a meeting of shareholders. In connection with the Company's graduation to the TSX, the Equinox Gold Board amended the Equinox Gold RSU Plan, with such amendments effective on October 30, 2019. The amendments to the Equinox Gold RSU Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. Effective February 24, 2022, the Equinox Gold Board made certain administrative amendments to the Equinox Gold RSU Plan, including adding a 12-month hold period for Equinox Gold Shares issued to the CEO on vesting of share units, removing automatic accelerated vesting of share units on a change of control, and other revisions for consistency with the applicable regulatory requirements of the TSX. Shareholder approval was not required for such amendments as the Equinox Gold RSU Plan contains specific amendment provisions pursuant to which such amendments may be made to the Equinox Gold RSU Plan upon approval of the Equinox Gold Board, without shareholder approval. The Equinox Gold RSU Plan was subsequently amended and restated on May 4, 2022, at a meeting of shareholders.

Pursuant to the terms of the Equinox Gold RSU Plan, the maximum number of Equinox Gold shares that may be reserved for issuance under the Plan shall not exceed the Plan Maximum, or such greater number of Equinox Gold shares as shall have been duly approved by the Equinox Gold Board and, if required by the policies of the TSX or any other stock exchange on which shares of the Company may then be listed, by the Equinox Gold Shareholders. The Company wishes to amend the Equinox Gold RSU Plan to a "rolling" plan, such that the maximum number of Equinox Gold Shares issuable under the amended Equinox Gold RSU Plan shall not exceed 5% of the issued and outstanding Equinox Gold Shares, subject to a global limit of no more than 10% of the issued and outstanding Equinox Gold Shares under any and all of the Company's equity incentive plans in existence from time to time, including the amended Equinox Gold RSU Plan.

The following is a summary of certain material terms of the amended Equinox Gold RSU Plan. The full text of the amended Equinox Gold Restricted Share Unit Plan is attached to this Circular as "Schedule "K" - Equinox Gold RSU Plan".

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-22

2025 Annual and Special Meeting of Shareholders
  Eligibility: Employees, consultants, directors and officers Company and its affiliates (Eligible Persons) are eligible for grants under the Equinox Gold RSU Plan, as determined by the Equinox Gold Board.
  Vesting: Participants in the Equinox Gold RSU Plan receive one Equinox Gold Share for each RSU that vests. Certain pRSU are subject to a maximum multiplier of three, such that one pRSU may equate to more than one Equinox Gold share upon redemption. The value of the multiplier is subject to performance-based criteria and the fair market value of Equinox Gold shares at the time of redemption.
  Redemption: Unless redeemed earlier in accordance with the Equinox Gold RSU Plan, RSU or pRSU of each Eligible Person will be redeemed on a date determined by the Equinox Gold Board or the third anniversary of the grant date.
  Deferral: Subject to the terms of the Equinox Gold RSU Plan, Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Equinox Gold shares until a deferred payment date.
  Transferability: Share units under the Equinox Gold RSU Plan cannot be transferred or assigned, other than by will or the laws of descent and distribution.
  Plan Maximum: Subject to the policies of the TSX, the maximum number of Equinox Gold Shares that may be issued under the Equinox Gold RSU Plan shall not exceed 5% of the total number of issued and outstanding Equinox Gold Shares on a non-diluted basis.
  Shares Available for Issue: As of March 18, 2025, Equinox Gold may grant up to an aggregate of 22,803,143 Equinox Gold Shares, being 5% of the issued and outstanding Equinox Gold Shares (456,062,878 Equinox Gold Shares), less 7,336,977 Equinox Gold Shares issuable upon the vesting of previously issued RSU and pRSU (assuming maximum performance) granted.
  Shares Available for Issue to Insiders: The number of Equinox Gold Shares issuable to Insiders at any time and within any one year period, under the RSU Plan and any other equity compensation plan, shall not exceed 10% of the total number of issued and outstanding Equinox Gold Shares on a non-diluted basis.
  Shares Available for Issue to Directors: The aggregate number of Equinox Gold Shares reserved for issuance to directors of the Company shall not exceed 1.0% of the total number of issued and outstanding Equinox Gold Shares.
  Limitation on Grants to Directors: The RSU granted to Directors, in combination with all other equity awards granted to directors of the Company, shall be limited to an annual equity award value of C$150,000 per director, provided that the total value of Equinox Gold Options issuable to any one director in any one year period shall not exceed C$100,000 (for greater certainty, Equinox Gold no longer grants Equinox Gold Options).
  Acceleration on Change of Control: There is no accelerated vesting of RSU or pRSU in the event of a change of control except as provided for in an Eligible Person's employment agreement.
  Events Affecting Entitlement: RSU held by:
    An eligible person (i) that voluntary terminates their employment; (ii) whose employment is involuntarily terminated or cause or for reasons other than cause, as applicable; or (iii) resigns as a director of the Company, in each case before a redemption date shall be cancelled without any additional payment in respect of the RSU Units so cancelled.
    A director of the Company that is not re-elected at an annual or special meeting of shareholders shall be redeemed for such number of Equinox Gold Shares equal to the number of RSU that have vested on such meeting date.
    An eligible person who dies shall, to the extent not already vested, immediately vest.
  Amendments Without Shareholder Approval: The Equinox Gold Board has authority over the administration of the Equinox Gold RSU Plan and can make the following amendments to the Equinox Gold RSU Plan without shareholder approval:
    Amendments to the terms and conditions of the Equinox Gold RSU Plan necessary to ensure that the Equinox Gold RSU Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time.
    Amendments to the provisions of the Equinox Gold RSU Plan respecting administration of the Equinox Gold RSU Plan.
MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-23

2025 Annual and Special Meeting of Shareholders
  Amendments to the provisions of the Equinox Gold RSU Plan respecting the terms and conditions on which RSU may be granted pursuant to the Equinox Gold RSU Plan.
  Amendments to the Plan that are of a "housekeeping" nature.
  Amendments with Shareholder Approval: The Equinox Gold Board can make the following amendments to the Equinox Gold RSU Plan, subject to shareholder approval:
    Increasing the number or percentage of issued and outstanding Equinox Gold Shares available for grant under the Equinox Gold RSU Plan.
    Changing the method of calculation of redemption of RSU or pRSU held by Eligible Persons, including insiders.
    Amending the non-executive director participation limits.
    Extending the term of any RSU or pRSU.
    Permitting RSU or pRSU to be transferable or assignable (other than by will or the laws of descent and distribution).
    Amending the eligibility for participation under the Equinox Gold RSU Plan.
    Removing or exceeding the participation limits for insiders.
    Cancelling or reissuing any restricted share unit or substitutes restricted share unit with other awards or cash.
    Amending the amendment provisions of the Equinox Gold RSU Plan.

Annual Burn Rate Under Equity Compensation Plans

The following table shows the total number of Equinox Gold Options and RSU granted in each of the past three years (to all Eligible Persons), and the potential dilutive effect such awards have, assuming that each is paid out in Equinox Gold shares. The burn rate for a given year is calculated by dividing the number of Equinox Gold Options or RSU granted during the year or for performance during that year by the weighted average number of Equinox Gold shares outstanding during the year.

Period[1]	RSU Granted[2]	Options Granted	Weighted Average Equinox Gold Shares Outstanding
	(Burn Rate)	(Burn Rate)
2024	1,736,059 (0.7%)	0	400,109,698
2023	3,203,791 (1.3%)	0	312,765,516
2022	2,232,760 (0.9%)	0	304,001,631

Notes:

1. Period includes all Equinox Gold Options and RSU granted during the relevant calendar year, together with Equinox Gold Options and RSU granted for performance in that calendar year (e.g. RSU granted in January 2025 for 2024 performance are included to calculate the 2024 burn rate).

2. Certain RSU are subject to a maximum multiplier ranging from 1.25 to 2.0 such that one RSU may equate to more than one Equinox Gold share upon redemption.

The total annual burn rate of all the combined equity awards (excluding the pRSU multiplier) granted in each year 2024, 2023 and 2022 is 0.4%, 1.0% and 0.7%, respectively. The total annual burn rate of all the combined equity awards (assuming the relevant maximum pRSU multiplier) granted in each year 2024, 2023 and 2022 is 0.7%, 1.3% and 0.9%, respectively.

Employment, Consulting and Management Agreements

Other than the employment agreements listed below, the Company does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or that is payable in respect of services provided to the Company or any of its subsidiaries that were: (a) performed by an NEO or director of the Company; or (b) performed by any other party that provided services that are typically provided by an NEO or director of the Company.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-24

2025 Annual and Special Meeting of Shareholders

NEO	Title	Effective Date of Employment Agreement[1]	Key Terms of NEO Employment Agreements
Greg Smith	President and CEO	March 10, 2020	The duties to be performed by each NEO are prescribed by their respective agreements and positions. The terms of each NEO's employment agreement are for an indefinite period and provide for, amongst other things, a base salary (which may be adjusted annually by the Equinox Gold Board), discretionary bonus and extended benefits. In addition, each employment agreement contains provisions for compensation in the event of the termination of the relevant NEO or in the event of a Change of Control of the Company as more particularly described under the heading "Termination and Change of Control Benefits" that follows.
Peter Hardie	CFO	March 10, 2020
Doug Reddy	COO	July 1, 2020
Scott Heffernan	EVP Exploration	March 10, 2020
Susan Toews	General Counsel and Corporate Secretary	March 10, 2020

Notes:

1. Reflects the effective date of each NEO's current employment agreement. Mr. Reddy was originally employed by Leagold on September 8, 2016, and became Executive Vice President Technical Services of the Company in March 2020, following the Calibre Acquisition. He was subsequently appointed COO effective September 1, 2020. The effective date of Messrs. Hardie and Heffernan's original employment agreements with the Company was May 31, 2017, Mr. Smith's was March 31, 2017 and Ms. Toews' was April 1, 2018.

Termination and Change of Control Benefits

At December 31, 2024, the Company had employment agreements in place with each NEO that provide for payments, following or in connection with any termination (whether voluntary, involuntary or for Cause), resignation, retirement, a Change of Control of the Company or its subsidiaries or a change in responsibilities of the NEOs following a Change of Control (each a Termination Event).

For the purposes of this section, "Cause" means circumstances in which the Executive: (i) materially breaches their duties under the Arrangement Agreement, including any applicable law, regulation, rule, or Equinox Gold's written policies and procedures; (ii) engages in conduct that is demonstrably detrimental to the reputation of Equinox Gold; (iii) commits an act of fraud or material dishonesty in connection with their employment under the Arrangement Agreement; or (iv) otherwise engages in any act or omission which would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

A "Change of Control" means:

(i) Any sale, reorganization, amalgamation, merger or other transaction or series of transactions as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholders agreement or otherwise) becomes the owner, legal or beneficial, directly or indirectly, of fifty percent (50%) or more of the Equinox Gold Shares or exercises control or direction over fifty percent (50%) or more of the Equinox Gold Shares (other than solely involving Equinox Gold and one or more of its affiliates); or

(ii) A sale, lease or other disposition of greater than 50% of the fair market value of the property or assets of Equinox Gold other than a sale, lease or other disposition to an affiliate(s) or subsidiary(s) of Equinox Gold; or

(iii) A change in the composition of the Equinox Gold Board occurring at a meeting of Equinox Gold Shareholders, such that individuals who are members of the Equinox Gold Board immediately prior to such meeting cease to constitute a majority of the Equinox Gold Board without the Equinox Gold Board (as constituted immediately prior to such meeting) approving of such change.

The following table summarizes the material terms and conditions that apply on the occurrence of a Termination Event. As used in the table, Termination Date means the effective date of the termination of the employment of an NEO.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-25

2025 Annual and Special Meeting of Shareholders

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination Without Cause	Change of Control [2,3]	Death
Severance[1]	None	None	1.5 x NEO's Base Salary on the Termination Date plus 1.5 x NEO's Annual Target Bonus plus 5% of 1.5 x NEO's Base Salary in lieu of benefits	2 x NEO's Base Salary on the Termination Date plus 2 x NEO's Annual Target Bonus plus 5% of 2 x NEO's Base Salary in lieu of benefits	None
Salary	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date
Annual Incentive Bonus	None	None	None (see "Severance" section above)	None (see "Severance" section above)	Any bonus or incentive that should be awarded as determined under the bonus plan
pRSU	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are vested	Unvested pRSU are forfeited
RSU	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are vested	Unvested RSU are forfeited
Options	Unvested options are forfeited	Unvested options are forfeited	Dealt with in accordance with plan	Unvested options are vested	Dealt with in accordance with plan
Employee Share Purchase Plan	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO
Benefits	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date

Notes:

1. Severance will be in full and final settlement of any and all claims of any kind the NEO may have arising out of their employment with the Company and such Termination Event and, as a precondition to receipt of the Severance, the NEO will execute a release in favour of the Company stating that the NEO will have no action, cause of action, claim or demand of any kind whatsoever against the Company, or any of its respective directors, officers, employees or agents of the Company as a consequence of such Termination Event.

2. Applies to any termination instigated by the Company or where the NEO resigns from the Company within 30 days of an adverse role change during the 12-month period immediately following a Change of Control.

3. Mr. Heffernan and Ms. Toews's severance in the event of a Change of Control is as follows: 1.5 x Base Salary on the Termination Date plus 1.5 x Annual Target Bonus plus 5% of 1.5 x Base Salary in lieu of benefits.

The following table sets out the estimated value of incremental payments, payables, and benefits that each NEO would have been entitled to receive had they been terminated effective December 31, 2024.

NEO	Termination Event
	Termination Without Cause ($)	Change of Control ($)
Greg Smith, President and CEO	1,897,615	2,530,153
Peter Hardie, CFO	1,196,443	1,595,257
Doug Reddy, COO	1,466,365	1,955,153
Scott Heffernan, EVP Exploration	951,566	951,566
Susan Toews, General Counsel and Corporate Secretary	856,429	856,429

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-26

2025 Annual and Special Meeting of Shareholders

Pension Plan Benefits

No pension or retirement benefit plans or deferred compensation plans have been instituted by the Company.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation | Page H-27

2025 Annual and Special Meeting of Shareholders

SCHEDULE "I"

Corporate Governance

Capitalized terms used in this "Schedule "I" - Corporate Governance" but not otherwise defined herein have the meanings set forth in the "Glossary of Terms" in this Circular.

COMMITMENT TO RESPONSIBLE MINING

Equinox Gold's success in both the public markets and the communities in which we operate is based on sound management of the Company. Responsible mining is our core focus, and sustainable ESG practices are integral to the success of our business. The Company's approach to responsible mining and our 2024 ESG performance, including a GRI and SASB indicators index, will be summarized in our annual ESG report, which will be published in mid-June 2025. The primary elements and objectives of our ESG strategy are outlined below.

Governance

Corporate policies: Ensuring that our policies are reviewed regularly, are appropriate for the size and stage of our business, reflect the key elements of effective corporate compliance and provide an effective framework to guide the conduct and behaviour of our workforce.

Ethics: Ensuring that the actions of Equinox Gold's directors, officers, workforce, and suppliers reflect the Company's values, uphold the Company's codes and policies, and are in accordance with laws and regulations.

Risk management: Ensuring the processes are in place to monitor and mitigate potential risks to our business.

Social

Health and safety: Achieving zero harm by ensuring our workforce has the knowledge, skills, and resources they need to operate safely.

Human rights: Upholding our responsibility to respect the rights of workers and communities across our business activities and to ensure we do not cause and are not complicit in human rights abuses.

Employment practices: Ensuring unbiased hiring practices and fair remuneration and benefits across all site locations, reflecting a reasonable living wage.

Inclusion and diversity: Creating workplaces that are respectful and inclusive that seek to support people who come from varying backgrounds and gives them the resources they need to thrive and contribute best in our workplace.

Community engagement: Communicating regularly and transparently with local communities and Indigenous peoples, soliciting feedback, and finding collaborative solutions to issues and concerns.

Community development: Hiring and procuring locally, contributing to both social and economic development to bring tangible, long-term benefits that endure beyond the life of a mine.

Environment

Energy and greenhouse gas emissions: Contributing positively to the global fight against climate change by developing a long-term plan to prioritize green power sources and reduce our emissions.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-1

2025 Annual and Special Meeting of Shareholders

Water management: Protecting the quality of local water resources and minimizing the amount of water used to maintain operations.

Mine waste and tailings facility management: Ensuring mine waste and tailings are safely managed, monitoring systems are in place, and all facilities are routinely monitored, inspected, and audited.

Biodiversity: Promoting the protection and conservation of local biodiversity by preventing or mitigating the impact of mining activities on habitat and species loss.

Reclamation and closure: Undertaking progressive site remediation and planning for responsible reclamation and closure when mining is complete.

CORPORATE GOVERNANCE OVERVIEW

We believe that good corporate governance is essential to effectively manage our Company and operations, to achieve our long-term business strategy and to maximize shareholder value.

Guidelines for effective corporate governance of listed companies are established by several sources, including National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (together, the Corporate Governance Disclosure Rules). The Company has reviewed its own corporate governance practices considering the Corporate Governance Disclosure Rules and has complied with the applicable rules.

Ethical Business Conduct

The Equinox Gold Board considers good corporate governance to be integral to the success of the Company and a requirement to meet its responsibilities to the Company's shareholders.

The Equinox Gold Board, through its observations of the Company when visiting the operations and through meetings and other informal discussions with management, believes the Company's management team promotes a culture of ethical business conduct. Management is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

The Equinox Gold Board has adopted a Code of Conduct and Business Ethics (Code) and an Anti-Bribery and Anti-Corruption Policy (ABAC Policy) to which all employees, consultants, contractors, officers and directors are expected to adhere. In addition, the Company has adopted a Supplier Code of Conduct (Supplier Code), which all suppliers are expected to adhere. A copy of the Code, the ABAC Policy and the Supplier Code are available on the Company's website and the Code has been posted on SEDAR+ and EDGAR.

Training on the Code, the ABAC Policy, Whistleblower Policy and other key corporate governance matters was delivered through online and in-classroom training to all employees, consultants, officers and directors in 2024. The training reviews applicable obligations and requires all participants to acknowledge their responsibility to conduct themselves in compliance with the Code and its requirements. The Equinox Gold Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will disclose waivers (if any) from the requirements of the Code granted to directors or executive officers in the next quarterly report following the waiver. There were no waivers of the Code during 2024.

It is a requirement of applicable corporate law that directors and officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Equinox Gold Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are available for review on our website.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-2

2025 Annual and Special Meeting of Shareholders

ABOUT THE BOARD

Subject to the constating documents of the Company and applicable law, the Equinox Gold Board has a responsibility for stewardship of the Company, including the responsibility to supervise management of and oversee conduct of the business of the Company, provide leadership and direction to management and consider management's performance in conjunction with the Company's compensation plans, set policies appropriate for the business of the Company, and approve corporate strategies and goals.

The Equinox Gold Board relies on management to ensure the Company is conducting its everyday business to the appropriate standards and to provide regular, forthright reports to the Equinox Gold Board. The Equinox Gold Board works with management to develop the Company's strategic direction, including matters relating to the Company's long-term strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Equinox Gold Board and Management discuss strategic issues at quarterly Equinox Gold Board meetings and as needed throughout the year.

The Equinox Gold Board has developed and adopted a mandate that sets out in writing the Equinox Gold Board's authority, responsibility and function, a copy of which is available on our website.

Independence

Independence is in part a legal and regulatory construct. It is formally assessed annually and considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of management and free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Company's best interests. The following table shows a three year look back of the Equinox Gold Board's independence, committee independence and Equinox Gold Board gender diversity, together with the anticipated composition of the Equinox Gold Board for 2025.

Board	Target Standard	2025[4]	2024	2023	2022	2021
Independent Chair	Yes[1]	Yes	Yes	Yes	Yes	Yes
Lead Director	Yes[1]	Yes	Yes	Yes	Yes	Yes
Board Independence	50%[1]	88%	78%	75%	78%	78%
Gender Diversity	30%[2]	38%	33%	25%	22%	22%
Committees
Audit Committee Independence	100%[3]	100%	100%	100%	100%	100%
CN Committee Independence	100%[1]	100%	100%	100%	100%	100%
ESG Committee Independence	N/A	100%	66%	66%	75%	75%

Notes:

1. Recommended under Corporate Governance Disclosure Rules.

2. Target set by the Company's Diversity Policy.

3. National Instrument 52-110 - Audit Committees.

4. Based on anticipated composition of the Equinox Gold Board if all the proposed Director Nominees are elected at the Meeting.

Seven of the current directors and seven of the eight Director Nominees qualify as independent directors under the Corporate Governance Disclosure Rules. Greg Smith is "not independent" because he is President and CEO of Equinox Gold. The Company has both an independent Chair and a lead director. The Equinox Gold Board considers it good governance practice to appoint an independent lead director to help oversee the Company's corporate governance structure and act as another point of contact for the shareholder community since Ross Beaty, the Equinox Gold Board Chair, is a founder of the Company and remains a significant shareholder.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-3

2025 Annual and Special Meeting of Shareholders

Effective October 9, 2024, Fraz Siddiqui resigned from Equinox Gold Board of Directors. Mr. Siddiqui was the director nominee of Mubadala under its investor rights and governance agreement with the Company. With conversion of the $130 million convertible note and subsequent sale of the issued Equinox Gold Shares, as announced on October 3, 2024, the investor rights agreement is no longer in effect.

In-camera Meetings

The independent directors meet with the non-independent directors and management at regularly scheduled Equinox Gold Board meetings. They can also choose to meet in-camera (privately) at any Equinox Gold Board meeting or can hold a separate meeting of only independent directors. In addition, the Audit Committee holds in-camera sessions with our auditor or amongst themselves at each Equinox Gold Board meeting, and other Equinox Gold Board committees hold in-camera sessions as required.

Position Descriptions

The Equinox Gold Board has developed and approved written position descriptions for the Chair of the Equinox Gold Board, the Chairs of the Equinox Gold Board's committees, the Lead Director and the Company's CEO. Each position description describes the responsibilities of the relevant role; copies are available on our website.

Nomination of Directors

The CN Committee annually reviews the skills, expertise and other qualities the Equinox Gold Board should collectively possess, and the skills, expertise and other qualities possessed by each director, to identify any gaps. This review was most recently completed in January 2025.

The CN Committee is responsible for recommending to the Equinox Gold Board appropriate criteria for the selection of new directors and, in consultation with the Equinox Gold Board, establishing a process for the selection of new directors. While the CN Committee has the primary responsibility for identifying prospective directors, all qualified candidates proposed.

Director Term Limits and Retirement

The current average tenure of the Equinox Gold Board is five years. Equinox Gold does not believe that directors should be forced to leave the Equinox Gold Board simply due to the length of their tenure or their age. Numerous factors are considered by the CN Committee when recommending a director for nomination. Term limit restrictions and mandatory retirement age policies do not consider the value that a knowledgeable and experienced director can provide to the Company. Instead, the CN Committee annually reviews and considers the performance of each director, amongst other factors, when determining if a director should be nominated for election. We believe this approach provides more value to the Company than if we adopted term limit restrictions or a mandatory retirement age.

Board Composition and Experience

The following table sets out the skills and areas of expertise possessed by each of the Director Nominees, together with key demographic information about the nominees and their existing committee memberships.

Following the completion of the Arrangement, it is expected that the board of directors of Post-Arrangement Equinox Gold will be led by the current Chair of the Equinox Gold Board, Ross Beaty, and that the board of Post-Arrangement Equinox Gold will have ten directors, comprising six directors of Equinox Gold elected at the Meeting, including Ross Beaty and Greg Smith, and four directors from Calibre, being Blayne Johnson, Douglas Forster, Omaya Elguindi and Mike Vint, to be appointed by Equinox Gold upon completion of the Arrangement. See "Executive Officers and Directors of Post-Arrangement Equinox Gold - Directors" in "Schedule "G" - Information Concerning Post-Arrangement Equinox Gold" to this Circular.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-4

2025 Annual and Special Meeting of Shareholders

Additional information about each Director Nominee is contained in their relevant profile, starting on page 87 of this Circular.

			Beaty (Chair)	Boggio (Lead)	Bélanger	Campbell	Curran	Eyre	Koval	Smith	Total (of 8)
Experience and Expertise		Accounting and tax									4
		Capital markets and finance									8
		Corporate governance									8
		Executive management / senior officer experience									8
		Human resources and compensation									8
		International business									8
		Mining operations									7
		Corporate social responsibility									8
		ESG and/or HSE expertise									8
		Government relations / regulatory									8
		Strategic planning and M&A									8
		Risk Management									8
		South American mining industry									7
		North American mining industry									6
		Climate change governance									6
		Cybersecurity									1
		Board leadership									8
Board Composition		Age	73	70	63	77	62	53	67	49	Avg. 64 yrs.
	Gender	Male									5 (62.5%)
		Female									3 (37.5%)
		Indigenous person, member of a visible minority, or person with a disability									None
		Independent									7 (87.5%)
Committees		Audit Committee		Chair
		CN Committee						Chair
		ESG Committee			Chair

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-5

2025 Annual and Special Meeting of Shareholders

Board Education

The CN Committee oversees director education and development. The following resources and information are provided to new directors as part of their onboarding:

  Information explaining how the Equinox Gold Board functions, Equinox Gold Board committee responsibilities, and copies of the Company's governance policies, corporate charts, and historical minutes and resolutions;
  Access to recent publicly filed documents of the Company, technical reports and the Company's internal financial information;
  Access to management and technical experts and consultants; and
  A summary of the directors' significant corporate and securities responsibilities.

Directors are encouraged to communicate with management, internal and external auditors, and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with management's assistance, and to attend related industry seminars and visit the Company's operations. Following initial onboarding, Directors have full access to the Company's records and meet directly with management as required.

Directors also participate in ongoing education. During 2024, the directors participated in training on the legal framework regarding the duty to consult and accommodate with respect to Aboriginal Lands in Canada.

Directors are encouraged to visit the Company's operations. During 2024, the directors undertook the follow site visits:  Mr. Beaty, Ms. Bélanger and Mr. Smith visited Greenstone in May, 2024; Mr. Beaty, Ms. Bélanger, Mr. Boggio, Mr. Campbell, Ms. Curran and Mr. Smith visited Greenstone in August 2024; and Mr. Beaty and Mr. Smith visited Los Filos, Aurizona, Santa Luz, Fazenda and RDM in October 2024.

Board and Director Assessments

The CN Committee, in conjunction with the Equinox Gold Board, is responsible for reviewing, on an annual basis, the role and mandate of the Equinox Gold Board, the charter of each Equinox Gold Board committee, and the methods and processes by which the Equinox Gold Board fulfills its duties and responsibilities.

In December 2024, the CN Committee solicited feedback on a confidential basis from each director regarding the performance and effectiveness of the Equinox Gold Board and each Equinox Gold Board committee, as well as individual director performance and contribution, understanding of related party conflicts (if any), and independence evaluations using third-party online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings and the composition of the Equinox Gold Board and committees, as well as peer review by each director of the conduct of the Equinox Gold Board, the committees, and their respective members.

Also in December 2024, each director participated in a one-on-one conversation with the Lead Director (except the Lead Director, who met with the Chair), which included a discussion of the performance and effectiveness of the Equinox Gold Board and committees, independence and conflicts of interest. The CN Committee is responsible for establishing and administering the evaluation process, discussing the results and preparing a final report with recommendations to the Equinox Gold Board. The most recent report was delivered to the Equinox Gold Board in February 2024.

Diversity Policy

The Company recognizes the value of diversity among its directors and management and has adopted a diversity policy (Diversity Policy) as part of our efforts to create a diverse team and an inclusive corporate culture that solicits multiple perspectives, free of conscious or unconscious bias and discrimination. The CN Committee considers all forms of diversity when assessing the composition of the Equinox Gold Board and recommending nominees to fill vacancies and may engage qualified, independent external advisors to conduct a search for candidates to help achieve diversity objectives, including gender diversity. In addition to considering the skills and expertise and other qualities possessed by a potential director, consideration is given to the representation level of women, Indigenous persons, members of a visible minority, persons with disabilities, age and race. A copy of the Diversity Policy is available on the Company's website. In 2024, three (37.5%) of the Company's directors were women.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-6

2025 Annual and Special Meeting of Shareholders

Director Share Ownership

Non-executive directors of Equinox Gold are required to own Equinox Gold Shares having a market value equal to four times the gross amount of their annual cash director retainer (Share Ownership Policy). Directors are required to achieve this level of share ownership within five years from the date they are elected or appointed a director of the Company, or within five years from October 31, 2019, whichever is later.

The share ownership requirement of each non-executive director is evaluated annually.

Once a non-executive director has attained the level of share ownership prescribed by the Company's Share Ownership Policy, such individual is not required to increase their holdings to reflect subsequent fluctuations in the market price of the Equinox Gold Shares, which may cause a decrease in the value of such holdings. However, if a non-executive director fails to attain the relevant level of share ownership within the prescribed timeframe, such non-compliance will be considered by the CN Committee when determining whether to recommend the relevant director as a nominee for election at the Company's subsequent annual meeting. A copy of the Share Ownership Policy is available on our website. The number of Equinox Gold shares held by each director as at the Record Date is shown in the director nominee biographies starting on page 87 of this Circular.

Board Interlocks

No directors are serving together on other boards as of the date of this Circular.

COMMITTEES OF THE BOARD

The Equinox Gold Board has established three standing committees: the Audit Committee, the CN Committee, and the Environment, Social and Governance Committee (ESG Committee) to assist the Equinox Gold Board in carrying out its various oversight responsibilities. Committee membership is reviewed by the CN Committee annually and any proposed changes are recommended to the Equinox Gold Board for approval.

Each committee has a written charter describing its purpose, organisation, powers and responsibilities. The committee charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law. Any changes to the charters are reviewed by the relevant committee, the CN Committee and the Equinox Gold Board. The charters are available on the Company's website.

Audit Committee

The Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal controls over financial reporting, ERM, including cybersecurity risks, reviewing certain public disclosure documents, and monitoring the performance and independence of the Company's internal and external auditors. The Audit Committee is also responsible for reviewing the Company's interim and annual financial statements and accompanying MD&A before their approval by the Equinox Gold Board. For more information about the Audit Committee, please refer to the section entitled "Audit Committee" in our Annual Information Form for the year ended December 31, 2024, which is available on the Company's website, on SEDAR+ and on EDGAR.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-7

2025 Annual and Special Meeting of Shareholders

Membership and Meetings

Members: Lenard Boggio (Chair), Gordon Campbell, Trudy Curran

Mr. Boggio and Mr. Campbell were members of the Audit Committee throughout 2024. Mr. Koval was a member of the Committee from January 1, 2024, until May 9, 2024. Ms. Curran was appointed as a member of the committee on May 9, 2024. The Audit Committee met four times in 2024.

Independence

Each member of the Audit Committee is considered independent. The profiles for each committee member set out in the "Nominees for Election as Directors" section starting on page 87 of this Circular describe each member's relevant knowledge and experience to serve on the Audit Committee and ensure appropriate completion of its charter.

Experience and Financial Literacy

All current members of the Audit Committee are considered financially literate. Financially literate means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be expected to be raised by the Company's financial statements.

In addition, as a Fellow of the Chartered Professional Accountants of Canada and former partner of one of Canada's leading accounting firms, Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an "audit committee financial expert" under the Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold.

Key 2024 Actions

Financial reporting	Reviewed and recommended to the Equinox Gold Board for approval the Company's annual and interim consolidated financial statements and MD&A.
Cybersecurity	Oversaw the continuing implementation of the Company's cybersecurity program, including risk identification, monitoring, and training. See "Cybersecurity" below for additional information.
Internal controls over financial reporting	Evaluated the appropriateness of the systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures implemented by the Company.
Audit planning and conduct of audit	Evaluated the internal audit plan and external auditor's plan.
Enterprise risk management	Reviewed and advised on ERM processes and risk identification.
Compliance and regulatory matters	Reviewed and approved the Company's ethics and compliance program, annual compliance training and corporate governance policies, including the Company's fraud risk standard, which describes the elements of the Company's fraud risk management program.

Cybersecurity

The Company's cybersecurity program is constructed around the following key pillars, which helps the Company to respond quickly to security threats and ensure business continuity:

  Framework adoption
MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-8

2025 Annual and Special Meeting of Shareholders
  Robust defence system
  Threat surface minimization
  Data flow monitoring
  Rapid recovery
  Workforce education

Management updates the Audit Committee at least quarterly regarding the Company's cybersecurity program, including the status of projects relating to each of the key pillars, the results of benchmarking cybersecurity metrics against peers and any changes in potential cybersecurity risks, together with mitigation plans.

The Company did not experience any successful cybersecurity attacks during 2024.

Compensation and Nomination Committee

The CN Committee is responsible for developing and implementing governance best practices and works closely with our Corporate Secretary to ensure the CN Committee is aware of developments and emerging trends in corporate governance.

Membership and Meetings

Members: Dr. Sally Eyre (Chair), Maryse Bélanger, Gordon Campbell

Dr. Eyre, Ms. Bélanger and Mr. Campbell were all members of the CN Committee throughout 2024. The CN Committee met five times in 2024.

Independence

Each member of the CN Committee is considered independent in accordance with the Corporate Governance Disclosure Rules for determining independence. The profiles for each committee member set out in the "Nominees for Election as Directors" section starting on page 87 describe each member's relevant knowledge and experience to serve on the CN Committee and ensure appropriate completion of its charter.

Experience

All members of the CN Committee have direct experience relevant to their responsibilities as CN Committee members. Each of Dr. Eyre and Ms. Bélanger have served in senior executive positions of public companies, and Mr. Campbell has served as the Canadian High Commissioner in the United Kingdom and as the Premier of British Columbia. All members of the CN Committee have in-depth knowledge of compensation matters and their expertise enables them to assess the relative benefits and costs of compensation plans. The members' combined experience provides them with insight into the specific risks and success factors applicable to the Company's operations, which is important in setting and measuring the Company's performance metrics.

Key 2024 Actions

Board and committee membership	Reviewed and advised on the composition of the Equinox Gold Board and committees, conducted a process to identify a new Equinox Gold Board nominee and recommended director nominees for election.
Board performance

Evaluated the effectiveness of the Equinox Gold Board and its committees as well as the contribution of individual directors based on the results of the annual director surveys and one-on-one interviews between each director and the Lead Director.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-9

2025 Annual and Special Meeting of Shareholders

Corporate goals and objectives	Reviewed and recommended approval of the Company's 2024 corporate objectives and evaluated the Company's performance relative to those objectives.
Compensation

Reviewed and made recommendations to the Equinox Gold Board on compensation matters, including changes to Equinox Gold Board and named executive officer compensation and adjustments to the Company's peer group.

Governance

Reviewed and advised on the Company's existing compliance policies and programs, including updates to the Board Mandate (subsequently reviewed in February 2025), Clawback Policy and Whistleblower Policy. Reviewed human resources related Whistleblower reports and management's investigations.

Succession planning	COO succession and the depth of senior level operations expertise was reviewed with the Equinox Gold Board.

Environment, Social and Governance Committee

The ESG Committee is responsible for developing the Company's standards, policies and programs relating to environment, social and governance matters, including health, safety, sustainable development, climate change, community relations, human rights, government relations and social responsibility, and for monitoring the Company's performance regarding the same.

Membership and Meetings

Members: Maryse Bélanger (Chair), Marshall Koval, Trudy Curran.

Ms. Bélanger, and Mr. Koval were members of the ESG Committee throughout 2024. Mr. Siddiqui was a member of the Committee from January 1, 2024, until October 9, 2024. Ms. Curran was appointed as a member of the ESG Committee on November 6, 2024. The ESG Committee met four times in 2024.

Independence

Each member of the ESG Committee is considered independent in accordance with the Corporate Governance Disclosure Rules for determining independence. The profiles for each committee member set out in the "Nominees for Election as Directors" section starting on page 87 describe each member's relevant knowledge and experience to serve on the ESG Committee and ensure appropriate completion of its charter.

Health and safety	Oversaw efforts to achieve a TRIFR per million hours worked of 3.00 or less.
Social	Oversaw efforts by the Company to enhance its community engagement processes, including advancing community dialogue at Los Filos.
Environment	Oversaw, efforts to achieve a SEIFR per million hours worked of 1.26 or less.
Governance

Oversaw the update of the Company's Environment and Climate Change Policy and the publication of the Company's inaugural annual report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada). Monitored key governance developments and their application to the Company, including the development and release of final sustainability disclosure standards by the Canadian Sustainability Standards Board, and new regulations regarding deceptive marketing practices, known as greenwashing.

Reporting and disclosure	Oversaw publication of the Company's 2023 ESG report using SASB and GRI frameworks.

MANAGEMENT INFORMATION CIRCULAR	Corporate Governance | Page I-10

2025 Annual and Special Meeting of Shareholders

SCHEDULE "J"

Board Mandate

(See attached)

MANAGEMENT INFORMATION CIRCULAR	Board Mandate | Page J-1

BOARD MANDATE

The board of directors (Board) of Equinox Gold Corp. (Equinox Gold or the Company) is responsible for the stewardship of Equinox Gold, in accordance with the Company's constating documents and applicable law. The Company's Chief Executive Officer (CEO) and other officers (collectively, Management) are responsible for the day-to-day management of the Company, under the guidance of the Board.

The Board may discharge its responsibilities directly and through delegation to its standing committees: the Audit Committee, Environment, Social and Governance Committee (ESG Committee) and Compensation and Nomination Committee (CN Committee).

RESPONSIBILITIES OF THE BOARD

The Board's responsibilities include:

1. Stewardship. Advancing the interests of the Company and its shareholders. In carrying out their duties each member of the Board will act honestly and in good faith, with a view to the best interests of the Company, and will exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.

2. Strategic Planning. Adopting a strategic planning process and approving, at least annually, the Company's strategic plan which considers, among other things, the opportunities, and risks of the business. The CEO and other Management are responsible for the ongoing strategic planning process and the establishment of annual corporate goals for the Company, which will be reviewed and approved annually by the Board. The Board will monitor the success of Management in implementing the approved strategies and goals, including providing ongoing guidance to the CEO and other Management.

3. Providing Direction and Guidance. Ensuring all directors have open access to Management; and encouraging individual directors to make themselves available for consultation with Management outside Board meetings to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

4. Risk Management. Identifying the principal risks associated with the Company's business and overseeing the implementation of appropriate systems to manage such risks, including overseeing the Company's enterprise risk management process.

5. Cybersecurity and Artificial Intelligence. Overseeing the Company's cybersecurity and artificial intelligence strategies, and the implementation of appropriate systems by Management to manage related risks.

6. CEO Appointment and Evaluation. With the assistance of the CN Committee, appointing the CEO as the Company's business leader, developing criteria and objectives against which the Board will assess the CEO's individual performance on an ongoing basis, and determining the compensation of the CEO.

Equinox Gold Corp. – Board Mandate	1

7. Management Oversight. Appointing officers of the Company, approving the Management structure of the Company, and ensuring Management has the appropriate skillset, experience, and training. The day-to-day management of Equinox Gold is the responsibility of the CEO and other Management. Management will report to the Board on the performance of the Company and any other matters deemed appropriate by the Board, the Chair, or the Lead Director (if any). The Board also expects Management to promptly report to the Chair or Lead Director (if any) any significant developments, changes, transactions, or proposals relating to the Company.

8. Succession Planning. The Board, with assistance with the CN Committee, will regularly consider and develop succession plans for the Chair, Lead Director (if any), CEO, and other Management.

9. Corporate Governance. With the assistance of the CN Committee, developing the Company's approach to corporate governance, and ensuring processes are in place to address applicable regulatory compliance. Establishing and regularly reviewing the Company's Code of Conduct and Business Ethics and any other policies that the Board deems appropriate to govern the behavior of directors, officers, and employees of the Company.

10. Integrity. Satisfying itself as to the integrity of the CEO and other Management and ensuring that they create a culture of integrity throughout Equinox Gold.

11. Environment, Social Responsibility and Governance. With the assistance of the ESG Committee, overseeing and monitoring the Company's policies, programs and activities relating to environment, social and governance matters, including health, safety, sustainable development, community relations, diversity initiatives, climate related issues, greenhouse gas emissions, human rights, governments relations and communications and social responsibility.

12. Disclosure and Reporting. Reviewing and if necessary, approving the content of the Company's major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form, and any prospectuses that may be issued. Establishing and maintaining a disclosure policy which summarizes the Company's policies and practices regarding disclosure of material information to shareholders, investors, analysts, and the media.

13. Internal Controls and Management Information Systems. The Board, with the assistance of the Audit Committee, will assess and obtain assurance of the adequacy of the Company's internal controls, including internal controls over financial reporting, information technology systems, disclosure controls and procedures. Through the CEO, Management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of Management is the paramount control mechanism.

14. Decisions Requiring Board Approval. The Board may delegate authority to approve certain commitments and expenditures to Management on such terms as the Board considers appropriate. The Board retains responsibility for approving: any expenditures beyond those delegated limits; material transactions not in the ordinary course of business; the annual budget; any policy for managing foreign currency risk; and significant policies which in the opinion of the Board would have a direct impact on how the Company carries on its business or on how the Company would be perceived by its shareholders, investors, and other stakeholders.

Equinox Gold Corp. – Board Mandate	2

15. General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board to be made by itself, from time to time and not otherwise delegated to a committee or to Management.

COMPOSITION AND PROCEDURES OF THE BOARD

In fulfilling its responsibilities, the Board will observe the following:

1. Board Composition. The Board shall comprise of a majority of individuals who qualify as "independent" directors as defined in National Instrument 52-110 (Audit Committees) and in accordance with applicable stock exchange requirements.

2. Board Chair. The Board will appoint a chairperson (Chair), who shall have the duties and responsibilities as set out in the Position Description of Chair, which shall include the responsibility to oversee the operations and affairs of the Board, with such duties and responsibilities as the Board may establish from time to time. The Chair need not be independent of Management.

3. Lead Director. The Board will appoint an independent lead director (Lead Director) if the Chair of the Board is not independent or if the Board so otherwise determines. Any Lead Director appointed will have the duties and responsibilities set out in the Position Description of Lead Director, including the responsibility to provide leadership to ensure the Board functions independent of Management and other non-independent directors. Any Lead Director must be independent of the Company.

4. Standing Committees. With assistance from the CN Committee, establishing and appointing the members of the Board's standing committees: the Audit Committee, CN Committee and ESG Committee. The Board may establish additional committees as required.

5. Director Nominees. Directors will be elected each year at the Company's annual meeting of shareholders. The CN Committee will recommend to the Board nominees for election, and the Board will propose nominees to the shareholders for election as directors for the ensuing year. Any casual vacancy on the Board may be filled by the directors in accordance with the Company's articles.

6. Director Orientation and Education. The CN Committee, in conjunction with the Chair and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program. The Board will assist the CN Committee in establishing and maintaining an ongoing director education program.

7. Mandates, Charters, and Position Descriptions. The Board will adopt and review annually appropriate mandates, charters and position descriptions for the Board, the Chair, Lead Director (if any), the committee chairs, and the committees themselves.

8. Board Meetings. The Board will meet at least four times during each fiscal year and at any other time on the call of the Chair, Lead Director (if any) or any director, subject to the constating documents of the Company. Directors are expected to attend, prepare for, and be actively involved in regular Board meetings and, if applicable, committee meetings. The Board will meet at least quarterly, without the presence of Management and the independent directors shall meet as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and Management.

Equinox Gold Corp. – Board Mandate	3

9. Independent Advice. The Board and any committees may retain outside financial, legal, or other advisors at the reasonable expense of the Company at any time. Any director may, subject to the approval of the Chair or, the Lead Director (if any), retain an outside advisor at the expense of the Company.

10. Special Committees. The Board may appoint special committees to assist the Board in connection with specific matters.

11. Annual Evaluation. At least annually, the Board through the CN Committee shall conduct a review and evaluation of the performance of the Board and its members, its committees, and their members.

Communication and Feedback

The Board has adopted a Communications and Corporate Disclosure Policy (Disclosure Policy). Under the Disclosure Policy the Company's Vice President, Investor Relations is the primary contact for communications with shareholders and the investing public and is responsible for responding to all enquiries in a timely manner. In addition, Management meets with and receives feedback regularly from investment analysts and institutional investors. The Vice President, Investor Relations evaluates and summarizes analyst and investor feedback for the Board at least quarterly.

Review

The CN Committee will review this mandate annually; any changes must be approved by the Board.

Approved by the Directors of Equinox Gold Corp.

Adopted: October 30, 2019
Reviewed: February 2025

Equinox Gold Corp. – Board Mandate	4

2025 Annual and Special Meeting of Shareholders

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of securities of Equinox Gold Corp. (the "Company") appoint: Greg Smith, President and Chief Executive Officer of Equinox Gold Corp., or failing this person, Peter Hardie, Chief Financial Officer of Equinox Gold Corp. (together the "Management Proxyholders")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of Shareholders of the Company to be held at 1133 Melville Street, Suite 200, Vancouver, British Columbia on April 24, 2025 at 1:30 pm (Vancouver time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors

To set the number of Directors at eight (8).

For ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Ross Beaty	☐	☐	02. Lenard Boggio	☐	☐	03. Maryse Bélanger	☐	☐
04. Gordon Campbell	☐	☐	05. Trudy Curran	☐	☐	06. Dr. Sally Eyre	☐	☐
07. Marshall Koval	☐	☐	08. Greg Smith	☐	☐			

Fold

3. Appointment of Auditor

For ☐ Withhold ☐

4. Share Issuance Resolution

For ☐ Against ☐

To consider, and if deemed advisable, to pass an ordinary resolution to approve an amendment to, and all unallocated entitlements under, the Company's Restricted Share Unit Plan, as more particularly described in the Company's Management Information Circular.

For ☐ Against ☐

Fold

6. Advisory Resolution on Executive Compensation

To consider, and if deemed advisable, to pass an ordinary resolution that the Company's shareholders accept the approach to executive compensation as more particularly described in the Company's Management Information Circular.

For ☐ Against ☐

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**

If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Signing Capacity

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

W R O Q 3 7 8 6 0 2 X X X X A R 1 999999999999

0226DD

SCHEDULE "K"

Equinox Gold RSU Plan

(See attached)

MANAGEMENT INFORMATION CIRCULAR	RSU Amendement Plan | Page K-1

Restricted Share Unit Plan
Effective [●], 2025

ARTICLE 1
General Provisions

1.1 Purpose

This Plan is established as a vehicle by which equity-based incentives may be awarded to the employees, consultants, directors and officers of the Corporation, to encourage their tenure and longevity of employment, and to recognize and reward their significant contributions to the long-term success of the Corporation including to align the employees', consultants', directors' and officers' interests more closely with the shareholders of the Corporation. Except as required by applicable law (including Exchange Policies), this Plan is qualified entirely by the terms of each Eligible Person's Employment Agreement and to the extent that any provision contained in this Plan conflicts with such Employment Agreement the terms contained in such Employment Agreement shall be the governing terms and shall be deemed to supersede any rights or entitlements granted to an Eligible Person under this Plan.

1.2 Definitions

As used in the Plan, the following terms have the following meanings:

(a) "Affiliate" shall have the meaning ascribed to such term in the Securities Act (Ontario);

(b) "Blackout Period" means a period of time formally imposed by the Corporation, pursuant to the Corporation's policies, upon certain designated persons during which those persons may not trade in any securities of the Corporation;

(c) "Board" means the Board of Directors of the Corporation;

(d) "Business Day" means any day that is not a Saturday, Sunday or a "holiday" (as such term is defined in the Interpretation Act (British Columbia)) in Vancouver, British Columbia;

(e) "Change of Control" includes:

i. any sale, reorganization, amalgamation, merger or other transaction or series of transactions as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholders agreement or otherwise) becomes the owner, legal or beneficial, directly or indirectly, of fifty percent (50%) or more of the common shares of the Corporation or exercises control or direction over fifty percent (50%) or more of the common shares of the Corporation (other than solely involving the Corporation and one or more of its affiliates); or

ii. a sale, lease or other disposition of greater than 50% of the fair market value of the property or assets of the Corporation other than a sale, lease or other disposition to an affiliate(s) or subsidiary(s) of the Corporation; or

iii. a change in the composition of the Board occurring at a meeting of the shareholders of the Corporation, such that individuals who are members of the Board immediately prior to such meeting cease to constitute a majority of the Board without the Board (as constituted immediately prior to such meeting) approving of such change.

Equinox Gold Corp. – Restricted Share Unit Plan	1

(f) "Committee" means the Compensation Committee of the Board or such other persons designated by the Board to determine the grants of Restricted Share Units and administer this Plan;

(g) "Common Share" means a common share in the capital of the Corporation;

(h) "Consultant" means an individual or Consultant Company, other than an employee, a director or an officer of the Corporation, that:

i. is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Corporation or an Affiliate, other than services provided in relation to a distribution;

ii. provides the services under a written contract between the Corporation or an Affiliate of the Corporation and the individual or the Consultant Company;

iii. in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention to the affairs and business of the Corporation or an Affiliate; and has a relationship with the Corporation or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Corporation;

(i) "Consultant Company" means for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(j) "Corporation" means Equinox Gold Corp. and its successors and assigns;

(k) "Deferred Payment Date" means the date for an Eligible Person under the Plan after the Redemption Date and not later than the Eligible Person's Retirement Date which the Eligible Person has elected to defer receipt of Common Shares;

(l) "Director" means a non-Employee director of the Board of the Corporation;

(m) "Dividend" means a dividend declared and payable on a Common Share in accordance with the Corporation's dividend policy as the same may be amended from time to time (an "Ordinary Dividend"), and may, in the discretion of the Committee, include a special or stock dividend (a "Special Dividend"), and may, in the discretion of the Committee, include a Special Dividend declared and payable on a Common Share;

(n) "Eligible Person" means any Employee, Consultant, Director or Officer who is designated as an Eligible Person pursuant to Section 2.1;

(o) "Employee" means an employee of the Corporation or any of its Subsidiaries;

(p) "Employment Agreement" means an employment agreement governing the terms of employment of an Eligible Person that may exist from time to time;

(q) "Exchange" means, collectively, the Toronto Stock Exchange ("TSX"), any successor thereto and, at the sole determination of the Committee, may include any other stock exchange or trading facilities through which the Common Shares trade or are quoted from time to time;

(r) "Fair Market Value" means the closing price of the Common Shares on the Exchange on the Business Day immediately before the relevant date, or if the Common Shares are not listed on the Exchange, then on such other stock exchange or quotation system as may be selected by the Committee, provided that, if the Common Shares are not listed or quoted on any other stock exchange or quotation system, then the Fair Market Value will be the value determined by the Committee in its sole discretion acting in good faith;

(s) "Grant Date" means any date determined from time to time by the Committee as a date on which a grant of Restricted Share Units will be made to one or more Eligible Persons under this Plan;

Equinox Gold Corp. – Restricted Share Unit Plan	2

(t) "Insider" shall have the meaning ascribed to such term in the TSX Company Manual;

(u) "Officer" means an officer of the Corporation that has been duly appointed by the Board;

(v) "Hold Period" means, in the case of a Chief Executive Officer of the Corporation who is a Eligible Person, the twelve (12) month hold period applied to Common Shares issued upon vesting of Restricted Share Units granted pursuant to the terms of this Plan;

(w) "Plan" means this Restricted Share Unit Plan, as amended from time to time;

(x) "Redemption Date" in respect of any Restricted Share Unit means (i) the date as determined by the Committee in its sole discretion, or (ii) if no date is set, the third anniversary of the Grant Date on which such Restricted Share Unit was granted to the Eligible Person, unless (ii) Section 4.1, 4.2, 6.2 is applicable, in which case the Redemption Date(s) in respect of such Restricted Share Unit shall be the date(s) established as such in accordance with the applicable Section. Such dates shall, in all cases, be in compliance with the requirements pertaining to the exception to the application of the salary deferral arrangement rules in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Income Tax Act (Canada);

(y) "Reorganization" means any declaration of any stock dividend (other than a Special Dividend in respect of which the Committee, in its discretion, determines that Eligible Persons are to be paid pursuant to Section 3.7), stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than Ordinary Dividends) of the Corporation assets to shareholders or any other similar corporate transaction or event which the Committee determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of the rights of Eligible Persons under this Plan;

(z) "Restricted Share Unit" means one notional Common Share (without any of the attendant rights of a shareholder of such Common Share, including, without limitation, the right to vote such Common Share and the right to receive dividends thereon, except to the extent otherwise specifically provided herein) credited by bookkeeping entry to a notional account maintained by the Corporation in respect of an Eligible Person in accordance with this Plan;

(aa) "Retirement" in respect of an Eligible Person means the Eligible Person ceasing to be an Employee, Director, Contractor or Officer after attaining a stipulated age in accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent;

(bb) "Retirement Date" means the date an Eligible Person ceases to be an Employee, Consultant, Director, or Officer due to Retirement of the Eligible Person;

(cc) "Share Compensation Arrangement" means any employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(dd) "Subsidiary" has the meaning set out in the Securities Act (British Columbia); and

(ee) "Exchange Policies" means the policies included in the TSX Company Manual and, at the sole determination of the Committee, may include the applicable rules of any other stock exchange or trading facilities through which the Common Shares trade or are quoted from time to time.

1.3 Effective Date

The Plan shall be effective April 24, 2025; provided that no Common Shares may be issued under the Plan until and unless all required Exchange, regulatory and shareholder approvals have been obtained with respect to the issuance of Common Shares hereunder.

Equinox Gold Corp. – Restricted Share Unit Plan	3

1.4 Governing Law; Subject to Applicable Regulatory Rules

The Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The provisions of the Plan shall be subject to the applicable by-laws, rules and policies of the Exchange and applicable securities legislation.

ARTICLE 2
Eligibility and Participation

2.1 Eligibility

This Plan applies to those Employees, Consultants, Directors and Officers whom the Committee designates as eligible for a grant of Restricted Share Units pursuant to Section 3.1. The Committee shall make such a designation before each Grant Date. Any award of Restricted Share Units issued hereunder to an Eligible Person who is subject to taxation in the United States shall be subject to the additional terms and conditions set forth in Appendix B hereto.

2.2 Rights Under the Plan

Subject to Article 4 and Article 5, an Eligible Person who has been granted Restricted Share Units shall continue to have rights in respect of such Restricted Share Units until such Restricted Share Units have been redeemed for Common Shares in accordance with this Plan.

2.3 Copy of the Plan

The Corporation shall provide each Eligible Person with a copy of this Plan following the initial grant of Restricted Share Units to such Eligible Person and shall provide each Eligible Person with a copy of all amendments to this Plan.

2.4 Limitation on Rights

Nothing in this Plan shall confer on any Employee, Consultant, Director or Officer any right to be designated as an Eligible Person or to be granted any Restricted Share Units. There is no obligation for uniformity of treatment of Eligible Persons or any group of Employees, Consultants, Directors, Officers or Eligible Persons, whether based on salary or compensation, grade or level or organizational position or level or otherwise. A grant of Restricted Share Units to an Eligible Person on one or more Grant Dates shall not be construed to create a right to a grant of Restricted Share Units on a subsequent Grant Date.

2.5 Grant Agreements

Each grant of Restricted Share Units shall be evidenced by a written agreement executed by the Eligible Person in substantially the form appended as Appendix A hereto. An Eligible Person will not be entitled to any grant of Restricted Share Units or any benefit of this Plan unless the Eligible Person agrees with the Corporation to be bound by the provisions of this Plan. By entering into an agreement described in this Section 2.5, each Eligible Person shall be deemed conclusively to have accepted and consented to all terms of this Plan and all bona fide actions or decisions made by the Committee. Such terms and consent shall also apply to and be binding on the legal representative, beneficiaries, heirs and successors of each Eligible Person.

2.6 Participation Limits

(a) The number of Common Shares which may be reserved for issuance under the Plan shall not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis.

Equinox Gold Corp. – Restricted Share Unit Plan	4

(b) The number of Common Shares which may be reserved for issuance under the Plan, in combination with the aggregate number of Common Shares which may be issuable under any other Share Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis, or such greater number of Common Shares as shall have been duly approved by the Board and, if required, by the Exchange Policies (if applicable) or any other stock exchange on which the Common Shares of the Corporation may then be listed, and by the shareholders of the Corporation.

(c) If and for so long as the Corporation's Common Shares are listed on the Toronto Stock Exchange:

i. the number of Common Shares issuable to Insiders, at any time, under the Plan and any other Share Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis; and

ii. the number of Common Shares issued to Insiders, within any one year period, under the Plan and any other Share Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis.

(d) The number of Restricted Share Units granted to Directors under the Plan, in combination with all other equity awards granted to Directors under any other Share Compensation Arrangement, shall be limited to an annual equity award value (based on Black-Scholes as determined by the Board) of CAD$150,000 per Director, provided that the total value (based as determined by the Board) of stock options issuable to any one Director in any one year period shall not exceed CAD$100,000.

(e) The aggregate number of Common Shares reserved for issuance to Directors under the Plan shall not exceed 1.0% of the total number of issued and outstanding Common Shares.

2.7 No Fractional Shares

No fractional Common Shares may be issued under the Plan and such Common Shares will be rounded down to the nearest whole number.

2.8 Performance Based Restricted Share Units

Certain Restricted Share Units are subject to a maximum multiplier of three (3) such that one Restricted Share Unit may equate to more than one Common Share upon redemption. The value of the multiplier is subject to performance based criteria and the Fair Market Value of the Common Shares at the time of redemption.

ARTICLE 3
Restricted Share Units

3.1 Grant of Restricted Share Units

On each Grant Date, the Committee shall designate Eligible Persons and determine the number of Restricted Share Units to be granted to each Eligible Person in the Committee's sole discretion. Concurrent with the determination to grant Restricted Share Units to an Eligible Person, the Committee shall determine the Redemption Date applicable to such Restricted Share Units, provided the Committee shall have discretion to amend the Redemption Date after such grant. In addition, the Committee may, at its sole discretion, at the time of the grant of Restricted Share Units, make such Restricted Share Units subject to performance conditions to be achieved by the Corporation, the Eligible Person or a class of Eligible Persons, before the Redemption Date, for such Restricted Share Units to entitle the holder thereof to receive the Common Shares thereunder.

3.2 Redemption of Restricted Share Units

Unless redeemed earlier in accordance with this Plan, the Restricted Share Units of each Eligible Person will be redeemed on or about each applicable Redemption Date or, if applicable, at a later Deferred Payment Date(s), and the Eligible Person will be entitled to receive and the Corporation will issue to the Eligible Person a number of Common Shares equal to the number of Restricted Share Units (net of any applicable statutory withholdings) that have vested on the Redemption Date(s) or Deferred Payment Date(s), as the case may be. In the case of an Eligible Person who is a Chief Executive Officer of the Corporation, such Common Shares received pursuant to the vesting of the Restricted Share Units shall not be traded (on an Exchange or otherwise) by the Chief Executive Officer at any time prior to the earlier of: (i) the expiry of the Hold Period; or (ii) the termination of employment of the Chief Executive Officer for cause or reasons other than for cause. Notwithstanding the Hold Period described above, the Chief Executive Officer may sell Common Shares received on vesting of Restricted Share Units to pay for the cost of any taxes or other fees associated with such vesting.

Equinox Gold Corp. – Restricted Share Unit Plan	5

3.3 Deferred Payment Date

Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Common Shares until a Deferred Payment Date.

3.4 Blackout Period

In the event the Redemption Date, determined in accordance with the Plan occurs during a Blackout Period applicable to the relevant Eligible Person, then the Redemption Date, shall be the date that is the tenth Business Day after the expiry of the Blackout Period.

3.5 Prior Notice of Deferred Payment Date

Eligible Persons who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days before the applicable Redemption Date(s). Eligible Persons may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

3.6 Withholding Taxes

The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Plan, until such time as the Eligible Person has paid the Corporation for any amount which the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the issuance of such Common Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

3.7 Payment of Dividend Equivalents

When Dividends are paid on Common Shares, an Eligible Person shall be credited with Dividend equivalents in respect of the Restricted Share Units credited to the Eligible Person's account as of the record date for payment of Dividends. Such Dividend equivalents shall be converted into additional Restricted Share Units (including fractional Restricted Share Units) based on the Fair Market Value per Common Share on the date credited. Such additional Restricted Share Units shall vest in accordance with the terms of the existing Restricted Share Units.

3.8 Adjustments

If any change occurs in the outstanding Common Shares by reason of a Reorganization, the Committee, in its sole discretion, and without liability to any person, shall make such equitable changes or adjustments, if any, as it considers appropriate, in such manner as the Committee may consider equitable, to reflect such change or event including, without limitation, adjusting the number of Restricted Share Units credited to Eligible Persons and outstanding under the Plan, provided that any such adjustment will not otherwise extend the Redemption Date otherwise applicable. The Corporation shall give notice to each Eligible Person of any adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes. The existence of outstanding Restricted Share Units shall not affect in any way the right or power and authority of the Corporation or its shareholders to make or authorize any alteration, recapitalization, reorganization or any other change in the Corporation's capital structure or its business or any merger or consolidation of the Corporation, any issue of bonds, debentures or preferred or preference shares (ranking ahead of the Common Shares or otherwise) or any right thereto, or the dissolution or liquidation of the Corporation, any sale or transfer of all or any part of its assets or business or any corporate act or proceeding whether of a similar character or otherwise.

Equinox Gold Corp. – Restricted Share Unit Plan	6

3.9 Offer for Common Shares - Change of Control

Upon the occurrence of a Change of Control, there shall be no accelerated vesting of Restricted Share Units, except as provided in such Eligible Person's Employment Agreement.

ARTICLE 4
Events Affecting Entitlement

4.1 Termination of Employment or Election as a Director

(a) Voluntary Termination. If an Eligible Person, voluntarily terminates employment for any reason or resigns as a Director, as applicable, before a Redemption Date, all of the Eligible Person's Restricted Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so cancelled. Any Restricted Share Units outstanding after a Redemption Date for which an Eligible Person who voluntarily terminates employment as set out in this Section 4.1(a) has elected a Deferred Payment Date shall be redeemed for an equal number of Common Shares as soon as possible following termination. For greater clarity, if an Eligible Person voluntarily terminates employment for any reason or resigns as a Director, as applicable, before a Redemption Date, those Restricted Share Units that have not yet vested will not vest and shall be cancelled on such date that the Eligible Person voluntarily terminates employment with the Corporation.

(b) Involuntary Termination. If an Eligible Person, is involuntarily terminated by the Corporation, for cause or for reasons other than cause, as applicable, before a Redemption Date, all of the Eligible Person's Restricted Share Units shall be cancelled and no amount shall be paid by the Corporation to the Eligible Person in respect of the Restricted Share Units so cancelled. Any Restricted Share Units outstanding after a Redemption Date for which an Eligible Person who is involuntarily terminated by the Corporation, as set out in this Section 4.1(b) has elected a Deferred Payment Date shall be redeemed for an equal number of Common Shares as soon as possible following termination. For greater clarity, if an Eligible Person is involuntarily terminated by the Corporation before a Redemption Date, those Restricted Share Units that have not yet vested will not vest and shall be cancelled on such date that the Eligible Person is involuntarily terminated by the Corporation. Except only as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation in the province where an employee works, the date of an involuntary termination shall be the effective date of termination set out in the written notice of termination and shall not be deemed to include any contractual or common law notice period after the effective date set out in the notice of termination.

(c) Termination related to Directors. The Restricted Share Units of a Director, who is not re-elected at an annual or special meeting of shareholders shall be redeemed for such number of Common Shares equal to the number of Restricted Share Units that have vested on the Redemption Date. For purposes of this Section 4.1(c), the Redemption Date shall be the date on which the annual or special meeting is held.

4.2 Death

All of the Restricted Share Units of an Eligible Person who dies shall, to the extent not already vested, immediately vest. The Redemption Date for Restricted Share Units held by an Eligible Person who dies becomes their date of death.

4.3 No Grants Following Last Day of Active Employment

In the event of termination of any Eligible Person's employment with the Corporation, such Eligible Person shall not be granted any Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person. Without limiting the generality of the foregoing and of Section 2.4, notwithstanding any other provision hereof, and notwithstanding any provision of any employment agreement between any Eligible Person and the Corporation, no Eligible Person will have any right to be awarded additional Restricted Share Units, and shall not be awarded any Restricted Share Units, pursuant to Section 3.1 after the last day of active employment of such Eligible Person on which such Eligible Person actually performs the duties of the Eligible Person's position, whether or not such Eligible Person receives a lump sum payment of salary or other compensation in lieu of notice of termination, or continues to receive payment of salary, benefits or other remuneration for any period following such last day of active employment. Notwithstanding any other provision hereof, or any provision of any employment agreement between the Corporation and an Eligible Person, in no event will any Eligible Person have any right to damages in respect of any loss of any right to be awarded Restricted Share Units pursuant to Section 3.1 after the last day of active employment of such Eligible Person and no severance allowance, or termination settlement of any kind in respect of any Eligible Person will include or reflect any claim for such loss of right and no Eligible Person will have any right to assert, claim, seek or obtain, and shall not assert, claim, seek or obtain, any judgment or award in respect of or which includes or reflects any such right or claim for such loss of right.

Equinox Gold Corp. – Restricted Share Unit Plan	7

ARTICLE 5
Administration

5.1 Transferability

Rights respecting Restricted Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

5.2 Administration

The Committee shall, in its sole and absolute discretion, but subject to applicable corporate, securities and tax law requirements: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Committee deems necessary or desirable for the administration and operation of the Plan. The Committee may delegate to any person any administrative duties and powers under this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Person and his or her legal representative. The Board may establish policies respecting minimum ownership of Common Shares of the Corporation by Eligible Persons and the ability to elect Restricted Share Units to satisfy any such policy.

5.3 Records

The Corporation will maintain records indicating the number of Restricted Share Units credited to an Eligible Person under the Plan from time to time and the Grant Dates of such Restricted Share Units. Such records shall be conclusive as to all matters involved in the administration of this Plan.

5.4 Statements

The Corporation shall furnish annual statements to each Eligible Person indicating the number of Restricted Share Units credited to the Eligible Person and the Grant Dates of the Restricted Share Units and such other information that the Corporation considers relevant to the Eligible Person.

5.5 Legal Compliance

Without limiting the generality of the foregoing, the Committee may take such steps and require such documentation from Eligible Persons as the Committee may determine are desirable to ensure compliance with all applicable laws and legal requirements, including all applicable corporate and securities laws and regulations of any country, and any political subdivisions thereof, and the by-laws, rules and regulations of any stock exchanges or other organized market on which Common Shares may from time to time be listed or posted and any applicable provisions of the Income Tax Act (Canada), as amended or income tax legislation or any other jurisdiction.

Equinox Gold Corp. – Restricted Share Unit Plan	8

ARTICLE 6
Amendment and Termination

6.1 Amendment

(a) The Board reserves the right, in its sole discretion, to amend, suspend or terminate the Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain shareholder approval for any amendment related to:

i. increasing the number or percentage of issued and outstanding Common Shares available for grant under the Plan;

ii. a change in the method of calculation of redemption of Restricted Share Units held by Eligible Persons including Insiders;

iii. cancelling and reissuing Restricted Share Units or substituting the Restricted Share Units with other awards or cash;

iv. an extension to the term for redemption of Restricted Share Units held by Eligible Persons including Insiders;

v. removing or exceeding the participation limits for Insiders set forth in Section i and ii herein;

vi. amending Section 5.1 to allow for the transfer or assignment of Restricted Share Units other than by will or the laws of decent and distribution;

vii. amending the eligibility for participation under the Plan;

viii. amending the non-employee director participation limits in Section 2.6(d) or Section 2.6(d); and

ix. amending this Section 6.1(a) or Section 6.1(c).

(b) Unless an Eligible Person otherwise agrees, any amendment to the Plan or Restricted Share Unit shall apply only in respect of Restricted Share Units granted on or after the date of such amendment.

(c) Without limiting the generality of the foregoing, the Board may make the following amendments to the Plan, without obtaining shareholder approval:

i. amendments to the terms and conditions of the Plan necessary to ensure that the Plan complies with the applicable regulatory requirements, including the rules of the Exchange, in place from time to time;

ii. amendments to the provisions of the Plan respecting administration of the Plan;

iii. amendments to the provisions of the Plan respecting the terms and conditions on which Restricted Share Units may be granted pursuant to the Plan; and

iv. amendments to the Plan that are of a "housekeeping" nature.

Equinox Gold Corp. – Restricted Share Unit Plan	9

6.2 Termination of the Plan

The Board may from time to time amend or suspend this Plan in whole or in part and may at any time terminate this Plan. No such amendment, suspension or termination shall adversely affect the rights of any Eligible Person at the time of such amendment, suspension or termination with respect to outstanding and unredeemed Restricted Share Units credited to such Eligible Person without the consent of the affected Eligible Person. If the Board terminates the Plan, no new Restricted Share Units will be awarded to any Eligible Person, but outstanding and unredeemed previously credited Restricted Share Units shall remain outstanding, be entitled to payments as provided under Article 3, and be paid in accordance with the terms and conditions of this Plan existing at the time of termination. This Plan will finally cease to operate for all purposes when the last remaining Eligible Person receives a payment in satisfaction of all outstanding and unredeemed Restricted Share Units credited to such Eligible Person, or all outstanding and unredeemed Restricted Share Units credited to such Eligible Person are cancelled pursuant to the provisions thereof.

ARTICLE 7
General

7.1 Rights to Common Shares

This Plan shall not be interpreted to create any entitlement of any Eligible Person to any Common Shares, or to the dividends payable pursuant thereto, except as expressly provided herein. A holder of Restricted Share Units shall not have rights as a shareholder of the Corporation with respect to any Common Shares which may be issuable pursuant to the Restricted Share Units so held, whether voting, right on liquidation or otherwise.

7.2 No Right to Employment

This Plan shall not be interpreted as either an employment or trust agreement. Nothing in this Plan nor any Committee guidelines or any agreement referred to in Section 2.5 nor any action taken hereunder shall be construed as giving any Eligible Person the right to be retained in the continued employ or service of the Corporation or any of its subsidiaries, or giving any Eligible Person or any other person the right to receive any benefits not specifically expressly provided in this Plan nor shall it interfere in any way with any other right of the Corporation to terminate the employment or service of any Eligible Person at any time.

7.3 Right to Funds

Neither the establishment of this Plan nor the granting of Restricted Share Units under this Plan shall be deemed to create a trust. Amounts payable to any Eligible Person under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Employees, Consultants, Directors or Officers to receive payment pursuant to this Plan shall be no greater than the right of other unsecured creditors of the Corporation.

Equinox Gold Corp. – Restricted Share Unit Plan	10

APPENDIX A

Restricted Share Unit Agreement

This Restricted Share Unit Grant Agreement is made the ____ day of ____, 20____ between ______________________, the undersigned "Eligible Person" (the "Eligible Person") and Equinox Gold Corp. (the "Corporation"), pursuant to the terms of the Restricted Share Unit Plan of the Corporation (which Plan, as the same may from time to time be modified, supplemented or amended and in effect, is herein referred to as the "Plan").

In consideration of the grant of Restricted Share Units made to the Eligible Person pursuant to the Plan (the receipt and sufficiency of which are acknowledged), the Eligible Person agrees and confirms that:

1. The Eligible Person has received a copy of the Plan and has read, understands and agrees to be bound by the provisions of the Plan.

2. The Eligible Person accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of the Plan and all bona fide actions or decisions made by the Board, the Committee, or any person to whom the Committee may delegate administrative duties and powers in relation to the Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3. On_____________, 20_____, the Eligible Person was granted____________________ Restricted
Share Units, which grant is evidenced by this Agreement.

4. The Redemption Date(s) for the Restricted Share Units is/are as follows:

5. The Restricted Share Units, which grant is evidenced by this Agreement, are also subject to the terms and conditions contained in the appendixes, if any, attached hereto.

6. Except as required by applicable law, this Restricted Share Unit Grant Agreement shall be subject to the terms of the Eligible Person's Employment Agreement and the Eligible Person herby agrees that the terms of such Employment Agreement shall supersede any rights or entitlements granted to the Eligible Person under the Plan and the Eligible Person agrees that it will not make any claim under this Plan for any rights or entitlement under the Plan or damages in lieu thereof except as expressly provided in such Eligible Person's Employment Agreement or available to the Eligible Person pursuant to applicable laws.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in the Plan shall have the respective meanings ascribed to them in the Plan.

EQUINOX GOLD CORP.	ELIGIBLE PERSON

Per: ________________________________	________________________________

Authorized Signatory	Print Name

Equinox Gold Corp. – Restricted Share Unit Plan	11

APPENDIX A-1 to APPENDIX A

Restricted Share Unit Agreement

The additional terms and conditions attached to the Restricted Share Units, which grant is evidenced by this Agreement, are as follows:

1. [•]

EQUINOX GOLD CORP.	ELIGIBLE PERSON

Per: ________________________________	________________________________

Authorized Signatory	Print Name

Equinox Gold Corp. – Restricted Share Unit Plan	12